Form 40-F
period 2004-12-31
PARAMOUNT RESOURCES LTD
filed 2005-03-31
CIK 1262767

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☑ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. Debt Securities

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 63,185,600

     Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes ☐	No ☑

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

FORM 40-F

Principal Documents

The following documents have been filed as part of this Annual Report on Form 40-F, beginning on the following page:

(a)	Annual Information Form for the fiscal year ended December 31, 2004;

(b)	Management’s Discussion and Analysis for the fiscal year ended December 31, 2004; and

(c)	Consolidated Financial Statements for the fiscal year ended December 31, 2004 (Note 17 to the Consolidated Financial Statements relates to United States Accounting Principles and Reporting (U.S. GAAP)).

ANNUAL INFORMATION FORM
For the Year Ended December 31, 2004

March 30, 2005

-i-

INTRODUCTORY INFORMATION

In this annual information form, unless otherwise specified or the context otherwise requires, reference to “Paramount” or to the “Company” includes reference to subsidiaries of and partnership interests held by Paramount Resources Ltd. and its subsidiaries.

Unless otherwise indicated, all financial information included in this annual information form is determined using Canadian generally accepted accounting principles (“Canadian GAAP”), which differs from generally accepted accounting principles in the United States (“U.S. GAAP”). The notes to Paramount’s audited consolidated financial statements contain a discussion of the principal differences between Paramount’s financial results calculated under Canadian GAAP and under U.S. GAAP.

This annual information form contains disclosure expressed as “Boe”, “MBoe”, “Boe/d”, “MMcfe”, MMcfe/d” and “Bcfe”. All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

Unless otherwise specified, all dollar amounts are expressed in Canadian dollars and all references to “dollars” or “$” are to Canadian dollars and all references to “U.S. $” are to United States dollars.

NOTE REGARDING FORWARD LOOKING STATEMENTS

This annual information form contains forward-looking statements. Forward-looking statements are typically identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this annual information form include, but are not limited to, statements with respect to: capital expenditures, business strategy and objectives, reserve estimates, net revenue, production levels, exploration plans, development plans, acquisition and disposition plans and the timing thereof, and the Trust Spinout (as defined herein) and the completion, timing and effect on Paramount thereof.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur. Although Paramount believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this annual information form include, but are not limited to: volatility of oil and natural gas prices, fluctuations in currency and interest rates, product supply and demand, market competition, risks inherent in Paramount’s operations, risks inherent in Paramount’s current and anticipated marketing method for its production, including credit risk, imprecision of reserves estimates and estimates or recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves, Paramount’s ability to replace and expand its oil and natural gas reserves, Paramount’s ability to generate sufficient cash flow form operations to meet its current and future obligations, Paramount’s ability to access external sources of debt and equity capital, general economic and business conditions, Paramount’s ability to enter into or renew leases, Paramount’s ability to make capital investments and the amounts of capital investments, imprecision in estimating the timing, costs and levels of production and drilling, the results of exploration, development and drilling, imprecision in estimates of future production capacity, Paramount’s ability to secure adequate product transportation, uncertainty in the amounts and timing of royalty payments, imprecision in estimates of product sales, changes in environmental and other regulations or the interpretation of such regulations, risks associated with existing and potential future lawsuits and regulatory actions against Paramount, difficulty in obtaining necessary regulatory approvals and such other risks and uncertainties described from time to time in Paramount’s reports and filings with the Canadian securities authorities and the United States Securities and Exchange Commission (the “SEC”). Statements relating to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimates, and can be profitably produced in the future. Readers are cautioned that the foregoing list of important factors is not exhaustive. The forward-looking statements contained in this annual information form are made as of the date hereof and Paramount undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this annual information form are expressly qualified by this cautionary statement.

CORPORATE STRUCTURE

Paramount was incorporated under the laws of the Province of Alberta on February 14, 1978. Paramount amalgamated with Paramount Acquisition Ltd. on January 1, 1992 and amended its articles on May 16, 1997 to split its common shares on a three for one basis.

Paramount’s common shares are listed on the Toronto Stock Exchange and Paramount is currently part of the S&P/TSX Composite Index (Oil & Gas Producers sub index).

The head and principal office of the Company is located at Suite 4700, 888 – 3rd Street S.W., Calgary, Alberta T2P 5C5.

The following table presents the name, the percentage of voting securities owned and the jurisdiction of incorporation or formation of Paramount’s principal subsidiaries and partnerships. The following table does not include all subsidiaries and partnerships of Paramount. The subsidiaries and partnerships listed in the following table held, in aggregate, greater than 95 percent of Paramount’s consolidated assets as at December 31, 2004 which accounted for greater than 95 percent of Paramount’s consolidated revenues for the year ended December 31, 2004.

		Jurisdiction of
		Incorporation or
Subsidiaries and Partnerships	Percentage Owned(1)	Formation
Summit Resources Limited	100	Alberta
Paramount Resources (general partnership)	100	Alberta
Summit Operating Partnership (general partnership)	100	Alberta
1136980 Alberta Ltd.	100	Alberta

Note:

(1)	Includes indirect ownership.

GENERAL DEVELOPMENT OF THE BUSINESS

Paramount is an independent Canadian energy company involved in the exploration, development, production, processing, transportation and marketing of natural gas and its byproducts and crude oil. The Company commenced operations as a public company on December 18, 1978, with an initial public offering that raised $4.7 million and a share exchange with a private company, Paramount Oil & Gas Ltd., for certain crude oil and natural gas assets with a book value of $341,000.

Set forth below is a brief description of the events that have influenced the general development of Paramount’s business over the past three fiscal years.

2002

In July 2002, Paramount completed the acquisition of Summit Resources Limited for total consideration of $332.1 million, consisting of $249.6 million in cash and the assumption of $82.5 million of net debt. The acquisition increased the Company’s proved and probable natural gas reserves at January 1, 2003 by approximately 91 Bcf and proved and probable oil and natural gas liquids reserves by approximately 12 MMBbl. The Company’s production was initially increased by approximately 50 MMcf/d of natural gas and 5,000 Bbl/d of oil and natural gas liquids as a result of the acquisition.

During 2002, Paramount received $46.4 million in the form of reduced royalties as compensation from the Government of Alberta relating to the shut-in of approximately 22 MMcf/d (net) of gas over bitumen production at the Surmont area in May 2000. Paramount retains legal ownership of the mineral rights and their associated gas reserves, subject to an 11 percent gross overriding royalty held by the Crown.

2003

During the first quarter of 2003, Paramount completed the disposition of its Northeast Alberta natural gas assets, which had average natural gas production during 2002 of 97 MMcf/d, to Paramount Energy Trust (“PET”). PET was formed by Paramount for the purpose of completing the disposition of such assets to PET for cash and units of PET and the subsequent dividend of such units by Paramount to its shareholders and the rights offering by PET to its unitholders to subscribe for additional units of PET (collectively, the “PET Transaction”).

The PET Transaction was completed through the following transactions:

•	On February 3, 2003, Paramount transferred to PET assets in the Legend area of Northeast Alberta for net proceeds of $28 million and 9,907,767 units of PET.

•	On February 3, 2003, Paramount declared a dividend-in-kind, payable to shareholders of record at the close of business on February 11, 2003, of the 9,907,767 units of PET received from the asset disposition.

•	On March 11, 2003, in conjunction with the closing of the rights offering by PET to its unitholders to acquire additional units of PET, Paramount disposed of additional assets in Northeast Alberta to PET for net proceeds of $167 million, after adjustments.

On October 1, 2003, the Company sold its Sturgeon Lake properties in the Grande Prairie area, including the associated oil batteries and gas plant, to an unrelated third party for proceeds of $54 million.

On October 27, 2003, the Company completed a public offering in the United States of U.S. $175 million of 7 7/8 percent senior notes due 2010 (the “2010 Notes”).

During 2003, the Company also successfully completed a disposition program consisting of minor, non-core producing and non-producing properties for total consideration of $71.2 million.

2004

On June 29, 2004, the Company completed a public offering in the United States of U.S. $125 million of 8 7/8 percent senior notes due 2014 (the “2014 Notes”).

On June 30, 2004, Paramount completed the acquisition of oil and natural gas assets in the Kaybob area in central Alberta and in the Fort Liard area in the Northwest Territories and northeast British Columbia for $185.1 million, after adjustments. Paramount’s business acquisition report dated September 10, 2004 in respect of such acquisition is incorporated by reference herein.

On August 16, 2004, Paramount completed the acquisition of assets in the Marten Creek area in Grande Prairie for $86.9 million, after adjustments. The assets acquired were producing approximately 14 MMcf/d of natural gas or 2,300 Boe/d at the date of acquisition. The reserves attributable to the properties as of July 1, 2004 consisted of proved reserves of approximately 17.4 Bcf of natural gas or 2.9 million Boe and proved plus probable reserves of approximately 22.2 Bcf of natural gas or 3.7 million Boe.

On October 15, 2004, Paramount completed the private placement of 2,000,000 common shares issued on a “flow-through” basis at $29.50 per share for gross proceeds of $59 million. On October 25, 2004, Paramount completed the issuance of 2,500,000 common shares at $23.00 per share for gross proceeds of $57.5 million.

On December 6, 2004, Paramount completed the acquisition of certain natural gas and crude oil properties in the Fort Liard Area of the Northwest Territories and Northeast British Columbia for consideration of approximately $50 million, subject to adjustments. Paramount also acquired 45,133 net acres of land in the acquisition. As at December 6, 2004, the acquired assets were producing approximately 14 MMcfe/d.

At a meeting of Paramount’s board held on December 13, 2004, after considering the recommendation of management and after receiving legal and financial advice from Paramount’s advisors, Paramount’s board approved a proposed reorganization of Paramount (the “Trust Spinout”) which would result in Paramount’s shareholders and Paramount receiving units of a new energy trust which would indirectly own existing assets of Paramount in the Kaybob and Marten Creek areas of Alberta.

On December 15, 2004, Paramount initiated an offer to exchange the 2010 Notes and 2014 Notes outstanding following the redemption (described below) for an equal principal amount of new notes and cash and solicited consents from the holders of such notes to certain amendments to the indentures governing such notes (the “Notes Offer”).

On December 30, 2004, Paramount redeemed approximately U.S. $41.7 million aggregate principal amount of its 2010 Notes and approximately U.S. $43.8 million aggregate principal amount of its 2014 Notes. The redemption price was U.S. $1,078.75 per U.S. $1,000 principal amount of the 2010 Notes and U.S. $1,088.75 per U.S. $1,000 principal amount of the 2014 Notes.

THE TRUST SPINOUT

GENERAL

The Trust Spinout is to be accomplished through a series of transactions, including an arrangement under the Business Corporations Act (Alberta) (the “Arrangement”). The Trust Spinout, if completed, will result in Paramount’s shareholders receiving one common share and one unit of Trilogy Energy Trust (the “Trust”) for each common share held. The Trust will indirectly own existing assets of Paramount in the Kaybob and Marten Creek areas of Alberta (the “Spinout Assets”) which have current production of approximately 25,000 Boe/d. The balance of Paramount’s assets, consisting of its predominantly growth-oriented assets, will remain with Paramount.

The Spinout Assets are primarily low-risk, high working interest, lower decline properties that are geographically concentrated with many infill drilling opportunities and good access to infrastructure and processing facilities. Paddock Lindstrom & Associates Ltd. (“Paddock Lindstrom”), independent petroleum engineers, have assigned in its report (the “Paddock Lindstrom Report”) dated January 28, 2005 44,722 MBoe (268.3 Bcfe) of proved reserves and 64,254 MBoe (385.5 Bcfe) of proved plus probable reserves to the Spinout Assets, before deduction of royalties, as of December 31, 2004.

Paramount obtained the consent of the holders of the 2010 Notes and 2014 Notes to the Trust Spinout through the completion of the Notes Offer, as amended, on February 7, 2005. Paramount issued U.S. $213,593,000 principal amount of 8 1/2 percent senior notes due 2013 (“2013 Notes”) and paid aggregate cash consideration of approximately U.S. $36.2 million in exchange for approximately 99.31 percent of the outstanding 2010 Notes and 100 percent of the outstanding 2014 Notes under the offer. Paramount’s shareholders and optionholders approved the Arrangement at a special meeting of such securityholders held on March 28, 2005 and the Court of Queen’s Bench of Alberta approved the Arrangement on March 29, 2005. The Trust Spinout is expected to be completed on April 1, 2005.

Upon completion of the Trust Spinout, Paramount’s shareholders will own all of the issued and outstanding common shares of Paramount and 81 percent of the issued and outstanding units of the Trust, with the remaining 19 percent of the issued and outstanding units being held by Paramount.

STRUCTURE FOLLOWING THE TRUST SPINOUT

The following diagram illustrates the organizational structure of Paramount and the Trust following the completion of the Trust Spinout.

NARRATIVE DESCRIPTION OF THE BUSINESS

OVERVIEW

The description of Paramount’s business, major properties and reserves and other information respecting Paramount and its operations contained in this “Narrative Description of the Business” section of this annual information form do not give effect to the Trust Spinout, although the Spinout Assets are described under “Narrative Description of the Business — Major Properties”. For a description of the effect of the Trust Spinout on Paramount, see “Appendix C — Effect of the Trust Spinout on Paramount”. For a description of the reserves as of December 31, 2004 and other oil and gas information attributable to Paramount’s assets other than the Spinout Assets (the “Retained Assets”), see “Appendix A - Reserves and Other Oil and Gas Information for the Retained Assets”. For a description of the reserves attributable to the Spinout Assets as of December 31, 2004, see “Appendix B — Reserves Information for the Spinout Assets”.

Paramount’s principal properties are located primarily in Alberta, the Northwest Territories, British Columbia and Saskatchewan in Canada. Paramount also has properties offshore on the East Coast in Canada, and in Montana, North Dakota and California in the United States. In 2004, approximately 80 percent of the Company’s production was natural gas.

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

At December 31, 2004, approximately 77 percent of Paramount’s proved and probable natural gas reserves and approximately 75 percent of its crude oil and natural gas liquids reserves were located in Alberta, with the balance in Paramount’s other operating areas. In 2004, Paramount operated approximately 90 percent of its net producing natural gas wells and approximately 89 percent of its net producing crude oil and natural gas liquids wells.

Paramount has established areas of production in Kaybob, Grande Prairie, Northwest Alberta, Liard, Northwest Territories, Northeast British Columbia, Southern Alberta, Southeast Saskatchewan, Montana and North Dakota. Paramount continues to explore actively for petroleum and natural gas reserves within and beyond these areas. The Company has also established opportunities for heavy oil exploration and development in Northeast Alberta.

MAJOR PROPERTIES

The following is a summary of Paramount’s major producing properties at December 31, 2004. Paramount’s exploration efforts are primarily concentrated in Alberta, British Columbia, Saskatchewan, the Northwest Territories, Montana and North Dakota. The Company is focused on the five core operating areas described below.

Paramount retained independent qualified reserves evaluators to evaluate and prepare reports on 100 percent of Paramount’s natural gas and crude oil reserves as at December 31, 2004. Paddock Lindstrom evaluated the natural gas and crude oil reserves as at December 31, 2004 attributable to the Spinout Assets and reported on them in the Paddock Lindstrom Report, and McDaniel & Associates Consultants Ltd. (“McDaniel”) evaluated the natural gas and crude oil reserves as at December 31, 2004 attributable to the Retained Assets and reported on them in its report dated February 1, 2005 (the “McDaniel Report”). All reserves information contained in the descriptions of Paramount’s five core operating areas described below are as of December 31, 2004 and derived from the Paddock Lindstrom Report and the McDaniel Report. Estimates of reserves for individual properties may not reflect the same confidence level as estimates of reserves for all properties, due to the effects of aggregation. References to reserves in the following property descriptions are based on forecast prices and costs contained in the McDaniel Report and Paddock Lindstrom Report.

Kaybob

Kaybob, located in central Alberta, is Paramount’s largest producing core area, accounting for approximately 56 percent of Paramount’s production for the year ended December 31, 2004. Production in the area for that period averaged 120.9 MMcfe/d or 20.2 Mboe/d, comprised of 96.4 MMcf/d of natural gas and 4,091 Bbl/d of crude oil and natural gas liquids. Paramount’s Kaybob area contains 265.3 Bcfe of proved reserves that are 77 percent natural gas weighted and 114.1 Bcfe of probable reserves that are 80 percent natural gas weighted.

Paramount operates three natural gas plants in this core area. These plants process approximately 70 percent of the natural gas produced from the Kaybob area. The Company also operates three oil batteries at North Kaybob and West Kaybob. Third-party facilities process the majority of non-controlled gas from this core area. On a Boe basis, the Company controls approximately 70 percent of the total production from this area.

The Spinout Assets include all of the oil and gas properties in Paramount’s Kaybob core area, other than certain oil and gas properties in West Kaybob with production as of December 31, 2004 of less than 2,000 Boe/d. These properties contain 250.3 Bcfe of proved reserves that are 77 percent natural gas weighted and 360.1 Bcfe of probable reserves that are 78 percent natural gas weighted. The Spinout Assets also include 373,362 (333,203 net) undeveloped acres of land in this area and Paramount’s interest in all of the operated natural gas plants and oil batteries in this area.

Grande Prairie

The primary properties in this core area include Marten Creek, Mirage, Saddle Hills, Sunset and Valhalla. The Grande Prairie core area accounted for approximately 14 percent of Paramount’s production for the year ended December 31, 2004. Production in this area averaged 30.3 MMcfe/d or 5.1 Mboe/d in 2004, comprised of 26.8 MMcf/d of natural gas and 585 Bbl/d of crude oil and natural gas liquids. Grande Prairie is weighted to natural gas with 36.9 Bcfe of proved reserves that are 93 percent natural gas and 13.9 Bcfe of probable reserves that are 94 percent natural gas.

Paramount controls two gas facilities at Goose River and Marten Creek, and two oil batteries at Mirage and Valhalla. Approximately 28 percent of the area’s total production is processed through these Company operated facilities.

The Spinout Assets in the Grande Prairie area include all of the oil and gas properties in the Marten Creek area which produced approximately 17 MMcf/d of natural gas as of December 31, 2004. These properties contain 18.0 Bcfe of proved reserves that are 100 percent natural gas weighted and 25.5 Bcfe of probable reserves that are 100 percent natural gas weighted. The Spinout Assets also include 117,120 (115,200 net) undeveloped acres of land in this area.

Northwest Alberta/Cameron Hills, NWT

The Northwest Alberta/Cameron Hills, NWT core area, located in the extreme northwest corner of Alberta and in the Northwest Territories, Canada, accounted for approximately 12 percent of Paramount’s production for the year ended December 31, 2004. Production in the area for that period averaged 25.0 MMcfe/d or 4.2 Mboe/d in 2004, comprised of 20.2 MMcf/d of natural gas and 797 Bbl/d of crude oil and natural gas liquids. Paramount’s Northwest Alberta area contains 55.8 Bcfe of proved reserves that are approximately 83 percent natural gas weighted and 15.3 Bcfe of probable reserves that are approximately 63 percent natural gas weighted.

The Company controls one sour gas plant at Bistcho Lake, which also processes gas from Cameron Hills in the Northwest Territories, and one sweet gas plant at East Negus, near Rainbow Lake in northern Alberta. Paramount also controls an oil battery at Cameron Hills in the Northwest Territories. Natural gas at the Haro property is produced from a nearly 50 percent-owned third-party operated gas plant. This controlled gas production accounts for approximately 84 percent of the total production from this core area.

Liard, NWT/Northeast British Columbia

The Liard, NWT/Northeast British Columbia core area, located in northern British Columbia and southwestern Northwest Territories, accounted for approximately 7 percent of Paramount’s production for the year ended December 31, 2004. Production averaged 16.3 MMcfe/d or 2.7 Mboe/d in 2004, comprised of 16.2 MMcf/d of natural gas and 12 Bbl/d of crude oil and natural gas liquids. This area contains 38.8 Bcfe of proved reserves that are approximately 100 percent natural gas weighted and 55.9 Bcfe of probable reserves that are approximately 100 percent natural gas weighted.

Paramount operates three gas plants in northeast British Columbia, at Tattoo, Maxhamish and West Liard, and produces natural gas from a third-party operated facility in Clarke Lake, British Columbia. The Company controlled 68 percent of its production from this core area in 2004.

Southern

The Southern core area accounted for approximately 10 percent of Paramount’s production for the year ended December 31, 2004. Contained in this core area are properties located in southern Alberta and southeast Saskatchewan in Canada and Montana and North Dakota in the United States. Production in the area for that period averaged 21.6 MMcfe/d or 3.6 Mboe/d, comprised of 10.8 MMcf/d of natural gas and 1,798 Bbl/d of crude oil and natural gas liquids. This area contains 38.6 Bcfe of proved reserves that are approximately 58 percent natural gas weighted and 11.9 Bcfe of probable reserves that are approximately 71 percent natural gas weighted.

The Company controls six gas plants in the Southern core area, one at Sylvan Lake, three at the Chain properties, one at Long Coulee and one at Enchant, all of which are located in Alberta. Approximately 70 percent of the natural gas produced in the Southern area comes from these operated plants. Crude oil is produced from eight Company-operated oil batteries, five in Alberta, one in Montana and two in North Dakota. Approximately 76 percent of the total oil production came from Company-operated batteries. On a Boe basis, the Company controls 74 percent of the total production in this core area.

RESERVES AND OTHER OIL AND GAS INFORMATION

Paramount retained independent qualified reserves evaluators to evaluate and prepare reports on 100 percent of Paramount’s natural gas and crude oil reserves as at December 31, 2004. Paddock Lindstrom evaluated the natural gas and crude oil reserves as at December 31, 2004 attributable to the Spinout Assets and reported on them in the Paddock Lindstrom Report, and McDaniel evaluated the natural gas and crude oil reserves as at December 31, 2004 attributable to the Retained Assets and reported on them in the McDaniel Report. The reserves information provided below combines the applicable information from the Paddock Lindstrom Report and the McDaniel Report. The evaluations by Paddock Lindstrom and McDaniel were prepared in accordance with the standards contained in the COGE Handbook and the reserves definitions contained in National Instrument 51-101 – Standards of Disclosure for Oil & Gas Activities (“NI 51-101”).

The following tables set forth information relating to Paramount’s working interest share of reserves, net reserves after royalties, and present worth values as at December 31, 2004. The reserves are reported using constant price and costs as well as forecast prices and costs. Columns may not add in the following tables due to rounding.

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

Paramount’s Audit Committee, comprised of independent board members, reviews the qualifications and appointment of the independent qualified reserves evaluators. The Audit Committee also reviews the procedures for providing information to the evaluators. All booked reserves are based upon annual evaluation by the independent qualified reserves evaluators.

Reserves Information

Reserves Data — Constant Price and Costs

The following table summarizes the reserves evaluated at December 31, 2004 using constant price and costs.

			Light and
			Medium		Natural Gas
	Natural Gas		Crude Oil		Liquids		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Reserves Category	(Bcf))	(Bcf)	(MBbl)	(MBbl)	(MBbl)	(MBbl)	(MBoe)	(MBoe)

Canada
Proved							—	—
Developed Producing	254.5	204.8	5,615	4,826	5,552	3,700	53,592	42,664
Developed Non-Producing	52.4	44.2	667	594	501	366	9,898	8,321
Undeveloped	39.9	33.9	308	308	289	220	7,251	6,179

Total Proved	346.9	282.9	6,590	5,728	6,342	4,286	70,741	57,164
Probable	221.3	177.9	2,910	2,548	2,087	1,438	41,887	33,643

Total Proved Plus Probable Canada	568.2	460.8	9,500	8,276	8,430	5,724	112,628	90,807

United States
Proved
Developed Producing	0.4	0.3	2,104	1,619	—	—	2,165	1,667
Developed Non-Producing	—	—	—	—	—	—	—	—
Undeveloped	—	—	—	—	—	—	—	—

Total Proved	0.4	0.3	2,104	1,619	—	—	2,165	1,667
Probable	—	—	431	322	—	—	437	327

Total Proved Plus Probable US	0.4	0.3	2,534	1,941	—	—	2,602	1,994

Total Company							—	—
Total Proved	347.2	283.2	8,693	7,347	6,342	4,286	72,906	58,831
Total Probable	221.4	178.0	3,341	2,870	2,087	1,438	42,324	33,970

Total Reserves	568.6	461.2	12,034	10,217	8,430	5,724	115,230	92,801

Net Present Value of Future Net Revenue – Constant Price and Costs

The following table summarizes the net present values of future net revenue attributable to reserves evaluated at December 31, 2004 for the constant price and costs case. The net present values are reported before income tax and after income tax at discount values of 0 percent, 5 percent, 10 percent, 15 percent, and 20 percent.

	Net Present Values of Future Net Revenue, $ Millions
	Before Income Taxes					After Income Taxes
	Discounted at					Discounted at
Reserves Category	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%

Canada
Proved
Developed Producing	1,355.2	1,128.9	976.9	866.9	783.2	1,150.3	964.4	840.6	751.2	683.0
Developed Non-Producing	223.4	179.6	151.0	130.7	115.5	160.2	128.0	107.7	93.6	83.3
Undeveloped	149.1	96.3	67.9	50.9	39.8	108.2	68.6	47.7	35.4	27.4

Total Proved	1,727.7	1,404.8	1,195.8	1,048.5	938.5	1,418.7	1,161.0	996.0	880.2	793.8
Probable	1,025.8	725.4	548.4	433.2	353.2	712.9	512.9	393.3	314.4	259.0

Canada	2,753.5	2,130.2	1,744.3	1,481.7	1,291.7	2,131.6	1,673.9	1,389.4	1,194.6	1,052.8

United States
Proved
Developed Producing	36.0	29.2	24.5	21.1	18.6	36.0	29.1	24.4	21.1	18.6
Developed Non-Producing	(0.3)	(0.3)	(0.3)	(0.2)	(0.2)	(0.3)	(0.3)	(0.3)	(0.2)	(0.2)
Undeveloped	—	—	—	—	—	—	—	—	—	—

Total Proved	35.7	28.9	24.2	20.9	18.4	35.7	28.9	24.2	20.8	18.4
Probable	8.3	5.0	3.3	2.3	1.7	8.2	5.0	3.3	2.3	1.7

Total Proved Plus Probable US	43.9	33.9	27.5	23.1	20.0	43.9	33.9	27.5	23.1	20.0

Total Company
Total Proved	1,763.4	1,433.7	1,220.0	1,069.3	956.9	1,454.4	1,189.9	1,020.2	901.0	812.2
Total Probable	1,034.0	730.4	551.7	435.5	354.9	721.1	517.9	396.6	316.7	260.7

Total Reserves	2,797.4	2,164.1	1,771.7	1,504.8	1,311.8	2,175.5	1,707.8	1,416.8	1,217.7	1,072.9

Future Net Revenue – Constant Price and Costs

The following table summarizes the total undiscounted future net revenue evaluated at December 31, 2004 using constant price and costs.

						Future		Future
						Net		Net
						Revenue		Revenue
Reserves					Well	Before		After
Category			Operating	Development	Abandonment	Income	Income	Income
($ millions)	Revenue	Royalties(1)	Costs	Costs	Costs	Taxes	Taxes	Taxes

Proved	2,987.8	594.8	528.3	59.0	42.2	1,763.4	309.0	1,454.4

Proved Plus Probable	4,693.5	917.0	799.6	135.3	44.3	2,797.4	621.9	2,175.5

(1) Royalties includes crown royalties, freehold royalties, overriding royalties, mineral taxes, Saskatchewan Capital Surcharge, net profit interest payments and are net of the Alberta Royalty Tax Credit and other income.

Future Net Revenue by Production Group — Constant Price and Costs

The following table summarizes the net present value of future net revenue by production group evaluated at December 31, 2004 using constant price and costs, discounted at 10 percent.

		Future Net Revenue Before
		Income Taxes
		(discounted at 10%)
Reserves Category	Production Group	($ millions)

Proved	Associated and non-associated gas	1,017.7
	Light and medium crude oil	195.7
	Alberta Royalty tax credit and other income	6.6

Total Proved		1,220.0

Proved Plus Probable	Associated and non-associated gas	1,508.4
	Light and medium crude oil	255.0
	Alberta Royalty tax credit and other income	8.3

Total Proved Plus Probable		1,771.7

Reserves Data – Forecast Prices and Costs

The following table summarizes the reserves evaluated at December 31, 2004 using forecast prices and costs.

			Light and
			Medium		Natural Gas
	Natural Gas		Crude Oil		Liquids		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Reserves Category	(Bcf)	(Bcf)	(MBbl)	(MBbl)	(MBbl)	(MBbl)	(MBoe)	(MBoe)

Canada
Proved
Developed Producing	254.5	205.9	5,615	4,858	5,552	3,771	53,592	42,941
Developed Non-Producing	52.4	44.3	667	596	501	369	9,898	8,349
Undeveloped	39.9	34.1	308	308	289	224	7,251	6,219

Total Proved	346.9	284.3	6,590	5,762	6,342	4,364	70,741	57,509

Probable	221.3	179.1	2,901	2,560	2,087	1,471	41,882	33,874

Total Proved Plus Probable Canada	568.2	463.4	9,492	8,322	8,430	5,835	112,622	91,383

United States
Proved
Developed Producing	0.4	0.3	2,108	1,623	—	—	2,169	1,671
Developed Non-Producing	—	—	—	—	—	—	—	—
Undeveloped	—	—	—	—	—	—	—	—

Total Proved	0.4	0.3	2,108	1,623	—	—	2,169	1,671

Probable	—	—	431	322	—	—	437	327

Total Proved Plus Probable US	0.4	0.3	2,539	1,945	—	—	2,606	1,998

Total Company
Total Proved	347.2	284.6	8,698	7,385	6,342	4,364	72,910	59,180
Total Probable	221.4	179.1	3,332	2,882	2,087	1,471	42,319	34,201

Total Reserves	568.6	463.7	12,031	10,267	8,430	5,835	115,230	93,381

Net Present Value of Future Net Revenue – Forecast Prices and Costs

The following table summarizes the net present values of future net revenue attributable to reserves evaluated at December 31, 2004 for the forecast prices and costs case. The net present values are reported before income tax and after income tax at discount values of 0 percent, 5 percent, 10 percent, 15 percent, and 20 percent.

	Net Present Values of Future Net Revenue, $ Millions
	Before Income Taxes					After Income Taxes
	Discounted at					Discounted at
Reserves Category	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%

Canada
Proved
Developed Producing	1,266.6	1,063.9	929.5	832.3	757.9	1,089.2	918.1	806.1	725.5	664.0
Developed Non-Producing	205.7	166.1	140.8	122.9	109.5	148.6	119.0	100.7	88.2	79.0
Undeveloped	142.8	91.2	64.0	48.0	37.6	103.3	65.0	45.0	33.3	25.8

Total Proved	1,615.2	1,321.2	1,134.3	1,003.2	905.1	1,341.2	1,102.1	951.8	847.0	768.9
Probable	950.6	663.5	500.7	396.3	324.2	658.5	467.9	358.1	286.7	236.9

Total Proved Plus Probable
Canada	2,565.8	1,984.7	1,635.0	1,399.4	1,229.3	1,999.7	1,570.0	1,309.9	1,133.7	1,005.8

United States
Proved
Developed Producing	29.8	25.3	21.9	19.4	17.4	29.8	25.3	21.9	19.4	17.4
Developed Non-Producing	(0.4)	(0.3)	(0.3)	(0.2)	(0.2)	(0.4)	(0.3)	(0.3)	(0.2)	(0.2)
Undeveloped	—	—	—	—	—	—	—	—	—	—

Total Proved	29.5	25.0	21.6	19.1	17.2	29.5	24.9	21.6	19.1	17.2
Probable	6.0	3.9	2.7	1.9	1.4	6.0	3.9	2.7	1.9	1.4

US	35.5	28.8	24.3	21.0	18.6	35.5	28.8	24.3	21.0	18.6

Total Company

Total Proved	1,644.7	1,346.2	1,156.0	1,022.3	922.3	1,370.6	1,127.0	973.4	866.1	786.1
Total Probable	956.6	667.4	503.4	398.2	325.6	664.5	471.8	360.7	288.6	238.3

Total Reserves	2,601.3	2,013.6	1,659.3	1,420.5	1,247.9	2,035.1	1,598.8	1,334.2	1,154.8	1,024.4

Future Net Revenue by Production Group – Forecast Prices and Costs

The following table summarizes the total undiscounted future net revenue evaluated at December 31, 2004 using forecast prices and costs.

						Future		Future
						Net		Net
						Revenue		Revenue
Reserves					Well	Before		After
Category			Operating	Development	Abandonment	Income	Income	Income
($ millions)	Revenue	Royalties(1)	Costs	Costs	Costs	Taxes	Taxes	Taxes

Proved	2915.8	556.2	601.6	61.4	52.0	1644.7	274.0	1370.6

Proved Plus Probable	4596.1	857.6	939.7	139.4	58.2	2601.3	566.1	2035.1

(1)	Royalties includes crown royalties, freehold royalties, overriding royalties, mineral taxes, Saskatchewan Capital Surcharge, net profit interest payments and are net of the Alberta Royalty Tax Credit.

Future Net Revenue by Production Group — Forecast Prices and Costs

The following table summarizes the net present value of future net revenue by production group evaluated at December 31, 2004 using forecast prices and costs, discounted at 10 percent.

		Future Net Revenue Before
		Income Taxes
		(discounted at 10%)
Reserves Category	Production Group	($ millions)

Proved	Associated and non-associated gas	982.6
	Light and medium crude oil	167.0
	Alberta Royalty tax credit and other income	6.3

Total Proved		1,156.0

Proved Plus Probable	Associated and non-associated gas	1,436.7
	Light and medium crude oil	214.5
	Alberta Royalty tax credit and other income	8.1

Total Proved Plus Probable		1,659.3

The following definitions and assumptions form the basis of classification for reserves presented in the McDaniel Report and the Paddock Lindstrom Report:

a)	Proved Reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

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

b)	Probable Reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

c)	Gross Reserves are defined as the reserves owned before deduction of any royalties.

d)	Net Reserves are defined as the gross reserves of the properties in which an interest is held, less all royalties and interests owned by others.

Summary of Pricing and Inflation Rate Assumptions

Summaries of the pricing and inflation rate assumptions used in the evaluations of McDaniel and Paddock Lindstrom in their reports are contained in Appendix A and B hereto, respectively.

Reserves Reconciliation

Summary of Gross Reserves as at December 31, 2004 using Forecast Prices and Costs

	Production Group
	Natural Gas	Crude Oil & Natural Gas Liquids
Reserve Category	(Bcf)	(MBbl)

Proved	347.2	15,041
Probable	221.4	5,420

Total Gross Reserves	568.6	20,460

Reconciliation of Gross Reserves, by Principal Product Type using Forecast Prices and Costs

The following table sets forth the reconciliation of Paramount’s gross reserves for the year ended December 31, 2004 using forecast prices and costs. Gross reserves include working interest reserves before royalties.

				Light and Medium
	Natural Gas			Crude Oil & Natural Gas Liquids
		(Bcf)			(MBbl)
	Proved	Probable	Total	Proved	Probable	Total

January 1, 2004	241.7	87.7	329.4	10,617	1,896	12,513
Extensions and discoveries	83.3	64.9	148.2	1,624	1,532	3,156
Improved recovery	—	—	—	—	—	—
Technical Revisions	22.6	17.2	39.8	1,066	662	1,727
Acquisitions	63.1	51.6	114.8	5,426	1,505	6,931
Dispositions	(0.2)	—	(0.2)	(1,021)	(176)	(1,196)
Economic Factors	—	—	—	—	—	—
Production	(63.4)	—	(63.4)	(2,671)	—	(2,671)

December 31, 2004	347.2	221.4	568.6	15,041	5,420	20,460

Summary of Net Reserves as at December 31, 2004 using Forecast Prices and Costs

	Production Group
	Natural Gas	Crude Oil & Natural Gas Liquids
Reserve Category	(Bcf)	(MBbl)

Proved	284.6	11,749
Probable	179.1	4,353

Total Net Reserves	463.7	16,102

Reconciliation of Net Reserves, by Principal Product Type using Forecast Prices and Costs

The following table sets forth the reconciliation of Paramount’s net reserves for the year ended December 31, 2004 using forecast prices and costs. Net reserves include working interest reserves after royalties.

				Light and Medium
	Natural Gas			Crude Oil & Natural Gas Liquids
		(Bcf)			(MBbl)
	Proved	Probable	Total	Proved	Probable	Total

January 1, 2004	196.8	65.9	262.7	8,702	1,632	10,334
Extensions and discoveries	65.3	50.3	115.6	1,297	1,256	2,553
Improved recovery	—	—	—	—	—	—
Technical Revisions	20.8	15.6	36.4	912	491	1,403
Acquisitions	53.0	47.3	100.3	3,956	1,126	5,081
Dispositions	(0.1)	—	(0.1)	(960)	(151)	(1,111)
Economic Factors	—	—	—	—	—	—
Production	(51.2)	—	(51.2)	(2,158)	—	(2,158)

December 31, 2004	284.6	179.1	463.7	11,749	4,353	16,102

Reconciliation of Changes in Future Net Revenue

The following table sets forth the Company’s reconciliation of after-tax future net revenue attributable to net proved reserves from January 1, 2004 to December 31, 2004 using constant price and costs, discounted at 10 percent.

Period/Factor	($ millions)

Present value of future net revenue at January 1, 2004	$631.5
Sale of production, net of production costs and royalties	(234.9)
Net change in prices, production costs, and royalties related to future production	135.7
Revisions of estimates in development costs incurred	(43.6)
Changes in estimated future development costs	(79.2)
Extensions, improved recoveries and discoveries	274.0
Acquisitions of reserves	281.7
Dispositions of reserves	(18.7)
Net change resulting from revisions in quantity estimates	85.4
Accretion of discount	74.7
Net change in income taxes	(86.3)

Present value of future net revenue at December 31, 2004	$1,020.2

Additional Information Relating to Reserves

Undeveloped Reserves

The following table summarizes the Company’s gross proved undeveloped reserves for the most recent five financial years, using forecast prices and costs.

Product	2004	2003	2002	2001	2000

Natural Gas (Bcf)	39.9	18.6	26.7	24.7	5.3
Light and medium crude oil (MBbl)	308	437	845	328	—
Natural Gas Liquids (MBbl)	289	111	165	—	—

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

Product	2004	2003	2002	2001	2000

Natural Gas (Bcf)	81.0	19.6	49.1	33.1	39.0
Light and medium crude oil (MBbl)	621	109	688	633	—
Natural Gas Liquids (MBbl)	484	47	101	5	5

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

Reserve Category	2005E		2006E		2007E		2008E		2009E
($ millions)	0%	10%	0%	10%	0%	10%	0%	10%	0%	10%

Proved:

Constant Price Case	43.5	41.5	9.4	8.1	—	—	0.1	0.1	0.1	—

Forecast Price Case	44.0	42.0	9.6	8.3	—	—	0.1	0.1	0.1	—

Proved & Probable:

Constant Price Case	102.5	97.7	17.7	15.3	0.6	0.5	7.5	5.4	0.1	0.1

Forecast Price Case	103.3	98.5	18.1	15.7	0.6	0.5	8.2	5.8	0.1	0.1

Paramount expects that funding for future development costs will come from the Company’s cash flow, a properly managed debt funding program and, in some cases, equity issues.

Other Oil and Gas Information

Oil and Gas Properties and Wells

As at December 31, 2004, Paramount had an interest in 2,277 gross (1,330.1 net) producing and non-producing oil and natural gas wells as follows:

	Producing		Non-producing(1)
As at December 31, 2004	Gross(2)	Net(3)	Gross	Net

Crude oil wells
Alberta	253	146.4	109	58.6
British Columbia	—	—	3	1.8
Saskatchewan	4	1.0	1	0.3
Northwest Territories	4	3.6	12	10.0
Montana	22	18.5	3	2.3
North Dakota	38	20.6	9	5.1

Subtotal	321	190.1	137	78.1

Natural gas wells
Alberta	1,074	644.8	596	354.2
British Columbia	22	10.2	32	19.3
Saskatchewan	2	0.3	4	4.0
Northwest Territories	15	9.6	34	16.7
Montana	21	1.6	16	0.8
California	—	—	3	0.4

Subtotal	1,134	666.5	685	395.4

Total	1,455	856.6	822	473.5

(1)	“Non-producing” wells are wells which Paramount considers capable of production but which, for a variety of reasons including but not limited to a lack of markets and lack of development, cannot be placed on production at the present time.

(2)	“Gross” wells means the number of wells in which Paramount has a working interest or a royalty interest that may be convertible to a working interest.

(3)	“Net” wells means the aggregate number of wells obtained by multiplying each gross well by Paramount’s percentage working interest therein.

Properties with No Attributed Reserves

The following table sets forth Paramount’s land position at December 31, 2004 and 2003. The Company’s holdings total 6,633,604 gross (4,081,699 net) acres. Approximately 83 percent of the Company’s gross land holdings are considered undeveloped and approximately 40 percent of the undeveloped land is located in Alberta.

	2004		2003
(thousands of acres)	Gross(1)	Net(2)	Gross	Net

Undeveloped Land
Alberta	2,190	1,649	1,752	1,314
British Columbia	348	258	263	183
Saskatchewan	17	13	29	24
Northwest Territories	1,235	661	948	412
Montana, North Dakota	102	39	100	35
Other	1,644	822	1,664	832

Subtotal	5,536	3,442	4,756	2,800

Acreage Assigned Reserves
Alberta	942	561	850	529
British Columbia	46	18	37	10
Saskatchewan	4	3	6	3
Northwest Territories	76	43	59	29
Montana, North Dakota	29	15	29	15

Subtotal	1,098	640	981	586

Total Acres	6,634	4,082	5,737	3,386

(1)	“Gross” acres means the total acreage in which Paramount has a working interest, or a royalty interest that may be converted to a working interest.

(2)	“Net” acres means the number of acres obtained by multiplying the gross acres by Paramount’s working interest therein.

As of December 31, 2004, the Company had 2,619,796 (1,395,733 net) acres of undeveloped lands that were due to expire in 2005. Of this total, 31,581 (22,179 net) acres of undeveloped lands due to expire in 2004 have had dry and abandoned wells drilled on them. The other 2,588,215 (1,373,554 net) acres have not been tested as of December 31, 2004.

In the Colville Lake exploration area, Paramount had, at December 31, 2004, 578,966 net acres of undeveloped land that are subject to four separate four-year work commitments totaling $21.7 million. These commitments are already partially fulfilled, and Paramount expects to meet or exceed these commitments within the allotted time period through its ongoing capital expenditure program. In the unlikely case that the commitments are not fulfilled, Paramount would only be obligated to pay the deposit amount of 25 percent of the commitment, or $5.4 million.

Forward Contracts

The Company’s future commitments as at December 31, 2004 to sell natural gas and oil and natural gas liquids are set forth at note 11 of the Company’s audited consolidated financial statements as at and for the year ended December 31, 2004 included in the Company’s annual report, which information is incorporated by reference herein.

In March, 2005, Paramount acquired an indirect 25 percent ownership interest in a gas marketing limited partnership. In conjunction with the acquisition of the ownership interest, Paramount agreed to make available for delivery an average of 150 million GJ/d of natural gas over a five year term, to be marketed on Paramount’s behalf by the gas marketing limited partnership. Paramount expects to receive prices at or above market for such natural gas.

Abandonment & Reclamation Costs

As at December 31, 2004, the Company had 1,389.2 net wells capable of production for which it expected to incur abandonment and reclamation costs.

The Company’s estimates of abandonment and reclamation costs, net of estimated salvage value, for surface leases, wells, facilities and pipelines, undiscounted and discounted at 10 percent, are $136.2 million and $79.2 million, respectively. The future net revenue disclosed in this annual information form does not contain an allowance for abandonment and reclamation costs for surface leases, facilities and pipelines. The McDaniel Report deducted $21.7 million (undiscounted) and $9.0 million (10 percent discount) for abandonment and reclamation costs for wells only and the Paddock Lindstrom Report deducted $22.6 million (undiscounted) and $9.4 million (10 percent discounted) for abandonment and reclamation costs for wells only in estimating the future net revenue disclosed in this annual information form.

The Company does not expect to pay any material amounts with respect to abandonment and reclamation costs in the next three financial years.

Tax Horizon

Based on the current tax regime, and the Company’s available tax pools and anticipated level of operations, Paramount is not expected to be cash taxable in 2005, and does not expect to become cash taxable in the near future.

Costs Incurred

The following table summarizes, for the periods indicated, the costs incurred by Paramount for property acquisitions and exploration and development costs.

Cost Type
($ millions)	2004	Q4	Q3	Q2	Q1

Acquisitions (corporate and property)
Proved properties	302.6	49.3	86.9	166.4	—
Unproved properties	57.9	10.7	9.4	31.1	6.7
Exploration	62.7	21.4	8.0	10.9	22.4
Development (including facilities)	215.7	70.7	34.4	25.6	85.0

Total	638.9	152.1	138.7	234.0	114.1

Exploration and Development Activities

The following table summarizes the results of Paramount’s drilling activity for each of the last two fiscal years. The working interest in certain of these wells may change after payout.

	2004		2003
	Gross(1)	Net(2)	Gross	Net

Development Wells(3)
Gas	164	102.8	135	90.0
Oil	11	8.6	13	10.4
Standing/service	—	—	—	—
Dry	9	4.9	7	3.5
Oilsands evaluation	17	17.0	—	—

Subtotal	201	133.3	155	103.9

Exploratory Wells(4)
Gas	65	42.8	45	30.7
Oil	1	0.9	5	2.1
Standing/service	—	—	—	—
Dry	4	3.3	6	2.2

Subtotal	70	47.0	56	35.0

Total Wells	271	180.3	211	139.9

Success Rate	95%	75%	94%	96%

(1)	“Gross” wells means the number of wells in which Paramount has a working interest or a royalty interest that may be converted to a working interest.

(2)	“Net” wells means the aggregate number of wells obtained by multiplying each gross well by Paramount’s percentage working interest therein.

(3)	“Development” well is a well drilled within or in close proximity to a discovered pool of petroleum or natural gas.

(4)	“Exploratory” well is a well drilled either in search of a new and as yet undiscovered pool of petroleum or natural gas or with the expectation of significantly extending the limit of a pool that is partly discovered.

The total capital budget for 2005 is estimated at $340 million. Much of the activity in 2005 will occur in the Kaybob and Grande Prairie producing core areas with plans to complete the downspacing drilling programs initiated in the second half of 2004. Exploration activity continues in all of the core areas as well as the Colville Lake property in the Northwest Territories.

The following table describes the estimated 2005 capital budget per core area:

2005E
Area	($ millions)

Kaybob	$130
Grande Prairie	$65
Northwest Alberta/Cameron Hills, NWT	$20
Liard, NWT/Northeast British Columbia	$60
Southern	$50
Heavy oil	$15

Total	$340

(1)	McDaniel and Paddock Lindstrom have collectively estimated Paramount’s capital expenditures to be $62.4 in their evaluations.

Production Estimates

The following table summarizes the total estimated production for 2005 using constant price and costs.

	Estimated Production – Constant Prices and Costs
	Proved	Proved Plus Probable

Canada
Natural gas (MMcf)	71,791	81,821
Light and medium crude oil (MBbls)	1,567	1,800
Natural gas liquids (MBbls)	1,109	1,212

Total Canada (MBoe)	14,641	16,649

USA
Natural gas (MMcf)	84	86
Light and medium crude oil (MBbls)	282	284
Natural gas liquids (MBbls)	—	—

Total USA (MBoe)	296	298

Total Production (MBoe)	14,937	16,947

The following table summarizes the total estimated production for 2005 using forecast prices and costs.

	Estimated Production – Constant Prices and Costs
	Proved	Proved Plus Probable

Canada
Natural gas (MMcf)	71,791	81,821
Light and medium crude oil (MBbls)	1,567	1,800
Natural gas liquids (MBbls)	1,109	1,212

Total Canada (MBoe)	14,641	16,649

USA
Natural gas (MMcf)	84	86
Light and medium crude oil (MBbls)	282	284
Natural gas liquids (MBbls)	—	—
Total USA (MBoe)	296	298

Total Production (MBoe)	14,937	16,947

Production History

The following tables summarize daily sales volume results for Paramount on a quarterly and annual basis for 2004 and 2003 respectively.

	2004	Q4	Q3	Q2	Q1

SALES — Canada
Produced gas (MMcf/d)	172.9	197.6	195.6	156.9	140.5
Light and medium crude oil (Bbls/d)	3,803	4,549	4,561	3,593	2,491
Natural gas liquids (Bbls/d)	2,644	3,373	3,061	1,754	2,374

SALES — United States
Produced gas (MMcf/d)	0.3	0.3	0.2	0.4	0.5
Light and medium crude oil (Bbls/d)	830	978	782	765	793
Natural gas liquids (Bbls/d)	21	2	42	22	17

SALES – Total
Produced gas (MMcf/d)	173.2	197.9	195.8	157.3	141.0
Light and medium crude oil (Bbls/d)	4,633	5,527	5,343	4,358	3,284
Natural gas liquids (Bbls/d)	2,665	3,375	3,103	1,776	2,391

	2003	Q4	Q3	Q2	Q1

SALES — Canada
Produced gas (MMcf/d)	152.1	140.5	135.1	141.2	192.4
Light and medium crude oil (Bbls/d)	4,040	3,267	4,067	4,342	4,498
Natural gas liquids (Bbls/d)	2,080	1,772	2,316	2,009	2,218

SALES — United States
Produced gas (MMcf/d)	0.7	0.4	0.7	0.8	0.8
Light and medium crude oil (Bbls/d)	1,024	838	1,036	1,075	1,149
Natural gas liquids (Bbls/d)	25	—	42	39	27

SALES – Total
Produced gas (MMcf/d)	152.8	140.9	135.8	142.0	193.2
Light and medium crude oil (Bbls/d)	5,064	4,105	5,103	5,417	5,647
Natural gas liquids (Bbls/d)	2,105	1,772	2,358	2,048	2,245

(1)	NI 51-101 came into effect on September 30, 2003. NI 51-101 requires all reported petroleum and natural gas production to be measured in marketable quantities, with adjustments for heat content included in the commodity price reported. As such, for the fourth quarter of 2003 and subsequent periods natural gas production volumes are measured in marketable quantities, with adjustments for heat content and transportation reflected in the reported natural gas price.

The following tables summarize the average netbacks on a quarterly and annual basis for 2004 and 2003 respectively.

	Net Product Price Results – 2004
	2004	Q4	Q3	Q2	Q1

Produced gas ($/Mcf)
Price, before transportation	7.18	7.38	6.77	7.52	7.08
Transportation	(0.46)	(0.41)	(0.41)	(0.51)	(0.54)
Royalties	(1.29)	(1.27)	(1.26)	(1.33)	(1.33)
Operating costs(2)	(1.13)	(1.23)	(1.16)	(1.03)	(1.08)

Netback excluding realized financial instruments	4.30	4.47	3.94	4.65	4.13

Realized financial instruments	0.14	0.57	(0.13)	(0.31)	0.42

Netback including realized financial instruments	4.44	5.04	3.81	4.34	4.55

Total conventional oil ($/Bbl)
Price, before transportation	49.91	52.62	52.15	47.78	44.39
Transportation	(1.19)	(1.15)	(1.12)	(1.13)	(1.43)
Royalties	(8.21)	(8.38)	(10.13)	(6.79)	(6.64)
Operating costs(2)	(9.56)	(10.29)	(8.66)	(9.20)	(10.26)

Netback excluding realized financial instruments	30.95	32.80	32.24	30.66	26.06

Realized financial instruments	(4.20)	(5.70)	(0.27)	(5.46)	(6.42)

Netback including realized financial instruments	26.75	27.10	31.97	25.20	19.64

Natural gas liquids ($/Bbl)
Price, before transportation	43.47	41.25	48.93	42.24	40.38
Transportation	—	—	—	—	—
Royalties	(9.44)	(9.55)	(9.82)	(9.52)	(8.73)
Operating costs(2)	(7.96)	(10.83)	(6.96)	(5.54)	(6.97)

Netback	26.07	20.87	32.15	27.18	24.68

	Net Product Price Results – 2003
	2003	Q4	Q3	Q2	Q1

Produced gas ($/Mcf)
Price, before transportation	6.55	5.69	6.29	6.44	7.44
Transportation	(0.56)	(0.55)	(0.55)	(0.54)	(0.59)
Royalties	(1.13)	(0.55)	(1.30)	(1.14)	(1.43)
Operating costs(2)	(1.03)	(1.26)	(1.19)	(0.95)	(0.80)

Netback excluding realized financial instruments	3.83	3.33	3.25	3.81	4.62

Realized financial instruments	(0.83)	0.25	(0.72)	(1.09)	(1.52)

Netback including realized financial instruments	3.00	3.58	2.53	2.72	3.10
Total conventional oil ($/Bbl)
Price, before transportation	40.27	36.59	38.84	39.27	45.28
Transportation	(1.08)	(1.40)	(1.01)	(0.97)	(1.00)
Royalties	(7.30)	(6.44)	(6.64)	(7.09)	(8.77)
Operating costs(2)	(9.79)	(10.81)	(11.07)	(9.88)	(7.76)

Netback excluding realized financial instruments	22.10	17.94	20.12	21.33	27.75

Realized financial instruments	(3.92)	(4.47)	(3.32)	(2.30)	(5.64)

Netback including realized financial instruments	18.18	13.47	16.80	19.03	22.11
Natural gas liquids ($/Bbl)
Price, before transportation	36.06	37.94	33.55	33.35	39.73
Transportation	—	—	—	—	—
Royalties	(7.92)	(7.13)	(6.97)	(7.78)	(9.71)
Operating costs(2)	(7.43)	(11.45)	(7.70)	(6.30)	(4.94)

Netback	20.71	19.36	18.88	19.27	25.08

(1)	NI 51-101 came into effect on September 30, 2003. NI 51-101 requires all reported petroleum and natural gas production to be measured in marketable quantities, with adjustments for heat content included in the commodity price reported. As such for the fourth quarter of 2003 and subsequent periods natural gas production volumes are measured in marketable quantities, with adjustments for heat content and transportation reflected in the reported natural gas price.

(2)	Operating costs include all costs related to the operation of wells, facilities and gathering systems. Processing revenue has been deducted from these costs.

The following table summarizes production volumes from Paramount’s major producing properties for 2004 and 2003.

Production Volume	2004	2003

Natural gas (MMcf)
Kaybob	35,281	29,024
Grande Prairie	9,855	4,522
Northwest Alberta/Cameron Hills, NWT	7,397	8,140
Liard, NWT/Northeast British Columbia	5,926	4,235
Southern	3,947	3,483
Northeast Alberta	598	5,914
Non-core	356	443

Total	63,360	55,761

Light and medium crude oil (MBbl)
Kaybob	707	354
Grande Prairie	128	531
Northwest Alberta/Cameron Hills, NWT	275	133
Liard, NWT/Northeast British Columbia	—	—
Southern	580	825
Non-core	6	5

Total	1,696	1,848

Natural gas liquids (MBbl)
Kaybob	790	540
Grande Prairie	86	114
Northwest Alberta/Cameron Hills, NWT	16	30
Liard, NWT/Northeast British Columbia	4	3
Southern	78	72
Non-core	1	9

Total	975	768

SELECTED CONSOLIDATED FINANCIAL AND OPERATIONAL INFORMATION

Year Ended December 31	2004	2003	2002
($ thousands, except per share amounts) (1)

Revenues, net of transportation and including realized gain (loss) on financial instruments	$549,899	$379,835	$473,942

Expenses

Royalties, net of ARTC	105,046	82,512	74,444
Operating	95,767	81,193	86,067
Interest(2)	24,122	19,053	23,943
General and administrative (3)	25,247	19,051	15,870
Lease rentals	3,546	3,574	4,552
Bad debt expense	(5,523)	5,977	–
Current income taxes and other	6,795	2,689	9,150

Cash flow from continued operations	294,899	165,786	259,916

Cash flow from discontinued operations	667	1,490	—

Cash flow from operations	295,566	167,276	259,916
Per share – basic	4.95	2.78	4.37
Per share – diluted	4.84	2.77	4.36
Depreciation and depletion	191,578	165,098	169,433
Dry hole costs	24,676	36,600	120,058
Net earnings	41,174	1,151	10,307
Per share – basic	0.69	0.02	0.17
Per share – diluted	0.67	0.02	0.17

Balance Sheet Information

Capital expenditures — net(4)(5)	579,014	(144,978)	494,535
Proceeds from property sales(5)	61,806	371,601	5,042
Working capital/(deficiency), excluding bank and shareholder loans	7,954	(10,593)	(15,973)
Total assets	1,542,786	1,177,130	1,526,786
Total debt	459,141	287,237	539,270
Shareholders’ equity	625,039	496,033	546,105

Share information

Weighted average number of common shares outstanding (thousands)	59,755	60,098	59,458
Market price
High	$27.90	$16.95	$17.60
Low	$10.41	$8.51	$13.00

Notes:

(1)	All per share amounts are calculated using the weighted average number of shares outstanding, except dividends paid per share which are based upon actual shares outstanding at time of dividend declaration.

(2)	Net of non-cash interest expense.

(3)	Net of non-cash general and administrative expenses.

(4)	Excludes capital expenditures of discontinued operations and other minor accounting adjustments.

(5)	2003 disposition proceeds include the $51 million related to PET units.

GENERAL

Competitive Conditions

The petroleum and natural gas industry is highly competitive. Paramount competes with numerous other participants in the search for and acquisition of crude oil and natural gas properties and in the marketing of these commodities. Competition is particularly intense in the acquisition of prospective oil and natural gas properties and reserves. Paramount’s competitive position depends upon its geological, geophysical and engineering expertise and its financial resources. In addition, successful reserve replacement in the future will depend not only on the further development of present properties, but also on the ability to select and acquire suitable prospects for exploratory drilling and development.

Paramount has firm service for most of its natural gas production as opposed to interruptible allocations on pipeline systems. The Company closely monitors the daily production from all of its plants to ensure that contractual obligations will be met. Balancing contractual commitments, natural gas sales are directed to those markets where the Company believes prices will be best.

Employees

At December 31, 2004 Paramount had 163 full-time head office employees and 104 full-time employees at field locations. The Company’s compensation of full time employees includes a combination of salary, benefits and participation in either a stock option plan or a Company-assisted share purchase savings plan. Shares under the savings plan are purchased in the marketplace by the plan trustee.

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

DIRECTORS AND OFFICERS

The following information is provided for each director and executive officer of Paramount as at the date of the annual information form:

DIRECTORS

Names and Municipality of Residence	Director Since	Principal Occupation

Clayton H. Riddell(1)		Chief Executive Officer
Calgary, Alberta, Canada	1978	Paramount Resources Ltd.

James H.T. Riddell(2)		President and Chief Operating Officer
Calgary, Alberta, Canada	2000	Paramount Resources Ltd.

John C. Gorman(3)(4)
Calgary, Alberta, Canada	2002	Retired

Names and Municipality of Residence	Director Since	Principal Occupation
Dirk Jungé, C.F.A.(4)		Chairman, Pitcairn Trust Company (a
Bryn Athyn, Pennsylvania, United States	2000	trust company)

		General Partner
David M. Knott		Knott Partners, L.P. (an investment
Mill Neck , New York, United States	1998	management firm)

Wallace B. MacInnes, Q.C.(1)(3)(4)(5) Calgary, Alberta, Canada	1978	Retired

Violet S.A. Riddell Calgary, Alberta, Canada	1978	Business Executive

		President and Chief Operating Officer
Susan L. Riddell Rose		Paramount Energy Trust (a public
Calgary, Alberta, Canada	2000	energy trust)

John B. Roy(1)(3)(4)(5) Calgary, Alberta, Canada	1981	Independent Businessman

		President, Touch Thomson & Yeoman
Alistair S. Thomson(3)(4)		Investment Consultants Ltd. (an
Calgary, Alberta, Canada	1992	investment consulting firm)

Bernhard M. Wylie(5) Calgary, Alberta, Canada	1978	Business Executive

Notes:

(1)	Member of the Compensation Committee of Paramount’s board.

(2)	Mr. Riddell has been the President and Chief Operating Officer of Paramount since June 2002. Prior thereto, Mr. Riddell held various positions with Paramount. Mr. Riddell was a director of Jurassic Oil and Gas Ltd. (“Jurassic”), a private oil and gas company, within one year prior to such company becoming bankrupt. Jurassic’s bankruptcy was subsequently annulled.

(3)	Member of the Audit Committee of Paramount’s board.

(4)	Member of the Corporate Governance Committee of Paramount’s board.

(5)	Member of the Environmental, Health and Safety Committee of Paramount’s board.

EXECUTIVE OFFICERS

Names and Municipality of Residence	Office

Clayton H. Riddell	Chief Executive Officer
Calgary, Alberta, Canada

James H.T. Riddell	President and Chief Operating Officer
Calgary, Alberta, Canada

Bernard K. Lee	Chief Financial Officer
Calgary, Alberta, Canada

Charles E. Morin	Corporate Secretary
Calgary, Alberta, Canada

As at December 31, 2004, the directors and officers of the Company as a group beneficially owned or controlled, directly or indirectly, 33,182,651 common shares, representing approximately 52.5 percent of the 63,185,600 common shares outstanding at such date.

Certain directors and officers of Paramount are also directors and/or officers and/or significant shareholders of other companies engaged in the oil and gas business generally and which, in certain cases, own interests in oil and gas properties in which Paramount holds, or may in the future hold, an interest. As a result, situations may arise where such individuals have a conflict of interest. Such conflicts of interest will be resolved in accordance with Paramount’s governing corporate statute, the Business Corporations Act (Alberta), and Paramount’s internal policies respecting conflicts of interest. The Business Corporations Act (Alberta) requires that a director or officer of a corporation who is party to a material contract or proposed material contract with the corporation, or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with the corporation, disclose in writing to the corporation or request to have entered into the minutes of meetings of directors the nature and extent of the director’s or officer’s interest; and, if a director, that he or she not vote on any resolution to approve the contract, except in certain circumstances. The Business Corporations Act (Alberta) also requires that a corporation’s directors and officers act honestly and in good faith with a view to the best interest of the corporation. Paramount’s internal policies respecting conflicts of interest require that directors and officers of Paramount avoid putting themselves in a conflict of interest position and, if such a position arises, that disclosure of such position be made so that Paramount can approve or disapprove such position, with disapproved conflict of interest positions requiring immediate cessation by the director or officer.

AUDIT COMMITTEE INFORMATION

The full text of the audit committee’s charter is included in Appendix F of this annual information form.

Composition of the Audit Committee

The audit committee consists of 4 members, all of which are independent and financially literate. The relevant education and experience of each audit committee member is outlined below:

J.B. Roy

Mr. Roy has been a director of the Company since 1981. He is an independent businessman. Prior to December 1, 2003, he was Vice-President and Director, Investment Banking of Jennings Capital Inc. From 1970 to 1996, he held various positions at Greenshields Incorporated and its successor, Richardson Greenshields of Canada Ltd. Mr. Roy graduated from Queen’s University with a Bachelor of Science degree in Mechanical Engineering and received a Diploma in Management from McGill University. He is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta.

W. B. MacInnes

Mr. MacInnes has been a director of the Corporation since 1978. From 2001 to 2004 he was counsel to Gowling Lafleur Henderson llp. Prior thereto he was a partner with, and counsel to, Ballem MacInnes llp. Mr. MacInnes graduated from the University of Manitoba with an honours Bachelor of Laws degree and is a member of the Canadian Bar Association.

J. C. Gorman

Mr. Gorman has been a director of the Company since 2002. He is currently a business consultant prior to which he was employed with ECT Canada from 1996 to 2000, retiring as Chairman of the Board. Previously he was a corporate banker with Bank of Montreal from 1972 to 1996, retiring as Senior Vice President, Natural Resources Group. Mr. Gorman obtained a Bachelor of Arts degree from the University of Ottawa and a Master of Business Administration degree from the University of Western Ontario.

A. S. Thomson

Mr. Thomson has been a director of the Company since 1992. He is the President of Touche Thomson & Yeoman Investment Consultants Ltd. Mr. Thomson graduated from the University of St. Andrews with a Master of Arts (Honours) degree in Political Economy and Geography. He is a former President of both the Alberta Society of Financial Analysts and the Economics Society of Alberta.

Pre-Approval Policies and Procedures

The Company’s audit committee has adopted the following policies and procedures with respect to the pre-approval of audit and permitted non-audit services to be provided by Ernst & Young LLP:

The audit committee has delegated authority to the Chairman of the audit committee to pre-approve the provision of non-prohibited audit and non-audit services by Ernst & Young LLP not otherwise pre-approved by the full audit committee, including the fees and terms of the proposed services (“Delegated Authority”). All pre-approvals granted pursuant to Delegated Authority must be presented by the Chairman to the full audit committee at its next meeting. All proposed services and the fees payable in connection with such services that have not already been pre-approved must be pre-approved by either the audit committee or pursuant to Delegated Authority.

Of the fees reported below under the heading “External Auditor Service Fees”, none of the fees billed by Ernst & Young LLP were approved by the audit committee pursuant to an available de minimis exception.

External Auditor Service Fees

The following table provides information about the fees billed to the Company for professional services rendered by Ernst & Young LLP during fiscal 2004 and 2003:

($ thousands)	2004	2003

Audit fees	688	387
Audit — related fees	20	8
Tax fees	43	48
All other fees		23

Total	$751	$466

Audit Fees. Audit fees consist of fees for the audit of the registrant’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees. Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the registrant’s financial statements and are not reported as Audit Fees. During fiscal 2004 and 2003, the services provided in this category included research of accounting and audit-related issues, review of reserves and other disclosures and the completion of audits required by contracts to which the registrant is a party.

Tax Fees. Tax fees consist of fees for tax compliance services, tax advice and tax planning. During fiscal 2004 and 2003, the services provided in this category included assistance and advice in relation to the preparation of corporate income tax returns and other filings, and research and advice on certain tax matters.

All Other Fees. During fiscal 2003, the services provided in this category included assistance with motor-fuel tax rebate claims.

DESCRIPTION OF SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As of December 31, 2004, there were 63,185,600 common shares issued and outstanding and no preferred shares outstanding.

Common Shares

The holders of the common shares are entitled to receive dividends if, as and when declared by the board of directors of the Company. The holders of the common shares are entitled to receive notice of and to attend all meetings of shareholders and are entitled to one vote per common shares held at all such meetings. In the event of the liquidation, dissolution or winding up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the common shares will be entitled to participate ratably in any distribution of the assets of the Company.

Preferred Shares

Preferred shares are non-voting and may be issued in one or more series. The board of directors may determine the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares before the issue of such series.

CREDIT RATINGS

The 2010 Notes and 2013 Notes have been assigned a rating of “B3” by Moody’s Investor Services, Inc. Standard & Poor’s Corporation has placed Paramount’s long-term senior unsecured debt rating of “B” on CreditWatch with negative implications pending completion of the Trust Spinout. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization.

Moody’s credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to the Moody’s rating system, debt securities rated “B” generally lack the characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small. Moody’s applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

S&P’s credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, debt securities rated “B” are more vulnerable to nonpayment than obligations rated “BB”, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories.

MARKET FOR SECURITIES

The common shares of Paramount are listed on the Toronto Stock Exchange under the trading symbol “POU”.

The following table outlines the share price trading range and volume of shares traded by month in 2004.

	Price Range ($)
2004	High	Low	Trading Volume

January	11.36	10.41	2,604,285
February	12.45	10.70	2,569,047
March	13.30	12.25	1,456,883
April	13.02	11.60	2,801,221
May	14.99	11.91	2,854,315
June	14.75	13.50	1,883,033
July	16.75	14.30	2,240,266
August	18.47	16.53	4,578,331
September	23.90	17.80	4,240,910
October	24.59	22.26	2,698,236
November	26.39	22.30	3,185,629
December	27.90	24.31	7,376,969

DIVIDENDS

Paramount has not paid a cash dividend in the last three fiscal years. Future payments will be dependent upon the financial requirements of the Company to reinvest earnings, the financial condition of the Company and other factors which the Board of Directors of the Company may consider appropriate.

On February 3, 2003, Paramount declared a dividend-in-kind of an aggregate of 9,907,767 units of PET. Paramount received these units, in addition to $28 million in net proceeds, as consideration for the transfer of certain assets in the Legend area of Alberta to PET. The units were deemed to have a total value of $51 million. See “General Development of the Business”.

LEGAL PROCEEDINGS

The Company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in Paramount’s favour, the Company does not currently believe that the outcome of any pending or threatened proceedings related to these or other matters, or the amounts which the Company may be required to pay by reason thereof, would have a material adverse impact on its financial position, results of operations or liquidity.

RISK FACTORS

Below are certain risk factors related to Paramount which you should carefully consider.

Oil and natural gas prices are volatile and low prices will adversely affect Paramount’s business.

Fluctuations in the prices of oil and natural gas will affect many aspects of Paramount’s business, including:

•	Paramount’s revenues, cash flows and earnings;

•	Paramount’s ability to attract capital to finance its operations;

•	Paramount’s cost of capital;

•	the amount Paramount is allowed to borrow under its senior credit facility; and

•	the value of Paramount’s oil and natural gas properties.

Both oil and natural gas prices are extremely volatile. Oil and natural gas prices have fluctuated widely during recent years and are likely to continue to be volatile in the future. Oil and natural gas prices may fluctuate in response to a variety of factors beyond Paramount’s control, including:

•	global energy policy, including the ability of the Organization of Petroleum Exporting Countries to set and maintain production levels and prices for oil;

•	political conditions, including hostilities in the Middle East;

•	global and domestic economic conditions;

•	weather conditions;

•	the supply and price of imported oil and liquefied natural gas;

•	the production and storage levels of North American natural gas;

•	the level of consumer demand;

•	the price and availability of alternative fuels;

•	the proximity of reserves to, and capacity of, transportation facilities;

•	the effect of world-wide energy conservation measures; and

•	government regulations.

Paramount’s operations are highly focused on natural gas. In recent years, oil and natural gas prices have been generally high on a historical basis. Any material decline in natural gas prices could result in a significant reduction of Paramount’s production revenue and overall value. Any material decline in oil prices could also result in a reduction of Paramount’s production revenue and overall value.

The economics of producing from some oil and natural gas wells could change as a result of lower prices. As a result, Paramount could elect not to produce from certain wells. Any material decline in oil and/or natural gas prices could also result in a reduction in Paramount’s oil and natural gas acquisition and development activities.

Any substantial and extended weakness in the price of oil or natural gas would have an adverse effect, possibly significant, on Paramount’s operating results and Paramount’s borrowing capacity because borrowings under Paramount’s senior credit facility are limited by a borrowing base amount that is established periodically by the lenders. This borrowing base amount is the lenders’ estimate of the present value of the future net cash flow from Paramount’s oil and natural gas properties.

Paramount’s actual reserves could be lower than estimates.

Estimates of oil and natural gas reserves involve a great deal of uncertainty, because they depend in large part upon the reliability of available geologic and engineering data, which is inherently imprecise. Geologic and engineering data are used to determine the probability that a reservoir of oil and natural gas exists at a particular location, and whether oil and natural gas are recoverable from a reservoir. The probability of the existence and recoverability of reserves is less than 100 percent and actual recoveries of proved reserves usually differ from estimates.

Estimates of oil and natural gas reserves also require numerous assumptions relating to operating conditions and economic factors, including, among others:

•	the price at which recovered oil and natural gas can be sold;

•	the costs associated with recovering oil and natural gas;

•	the prevailing environmental conditions associated with drilling and production sites;

•	the availability of enhanced recovery techniques;

•	the ability to transport oil and natural gas to markets; and

•	governmental and other regulatory factors, such as taxes and environmental laws.

A change in one or more of these factors could result in known quantities of oil and natural gas previously estimated as proved reserves becoming unrecoverable. For example, a decline in the market price of oil or natural gas to an amount that is less than the cost of recovery of such oil and natural gas in a particular location could make production of that oil or natural gas commercially impracticable. Each of these factors, by having an impact on the cost of recovery and the rate of production, will also reduce the present value of future net cash flows from estimated reserves.

In addition, estimates of reserves and future net cash flows expected from them are prepared by different independent engineers, or by the same engineers at different times, and may vary substantially.

Furthermore, in accordance with Canadian GAAP and U.S. GAAP, Paramount could be required to write down the carrying value of its oil and natural gas properties if oil and natural gas prices become depressed for even a short period of time, or if there are substantial downward revisions to Paramount’s quantities of proved reserves. A write down would result in a charge to earnings and a reduction of shareholders’ equity.

If Paramount is unsuccessful in acquiring and developing oil and natural gas properties, it will be prevented from increasing its reserves and its business will be adversely affected because it will eventually deplete its reserves.

Paramount’s future success depends upon its ability to find, develop and acquire additional oil and natural gas reserves that are economically recoverable. Without successful exploration, exploitation or acquisition activities, Paramount’s reserves, revenues and cash flow may decline. Paramount cannot assure you that it will be able to find and develop or acquire additional reserves at an acceptable cost. The successful acquisition and development of oil and natural gas properties requires an assessment of:

•	recoverable reserves;

•	future oil and natural gas prices and operating costs;

•	potential environmental and other liabilities; and

•	productivity of new wells drilled.

These assessments are inexact and, if Paramount makes them inaccurately, it may not recover the purchase price of a property from the sale of production from the property or might not recognize an acceptable return from properties it acquires. In addition, the costs of exploitation and development could materially exceed Paramount’s initial estimates.

Paramount will not be able to develop its reserves or make acquisitions if it is unable to generate sufficient cash flow or raise capital. If Paramount is unable to increase its reserves, its business will be adversely affected because it will eventually deplete its reserves.

Paramount will be required to make substantial capital expenditures to develop its existing reserves, to discover new oil and natural gas reserves and to make acquisitions. Paramount will be unable to accomplish these tasks if it is unable to generate sufficient cash flow or raise needed capital in the future. If Paramount is unable to increase its reserves, its business will be adversely affected because Paramount will eventually deplete its reserves. Paramount also makes offers to acquire oil and natural gas properties in the ordinary course of its business. If these offers are accepted, Paramount’s capital needs may increase substantially.

Paramount’s future exploration, exploitation and development projects are subject to change.

Whether Paramount ultimately undertakes an exploration, exploitation or development project will depend upon the following factors among others:

•	the availability and cost of capital;

•	the receipt of additional seismic data or the reprocessing of existing data;

•	the current and projected oil or natural gas prices;

•	the cost and availability of drilling rigs, other equipment supplies and personnel necessary to conduct operations;

•	the success or failure of activities in similar areas;

•	changes in the estimates of the costs to complete a project;

•	Paramount’s ability to attract other industry partners to acquire a portion of the working interest so as to reduce Paramount’s costs and risk exposure; and

•	the decisions of Paramount’s joint working interest owners.

Paramount will continue to gather data about Paramount’s projects and it is possible that additional information will cause Paramount to alter its schedule or determine that a project should not be pursued at all. You should understand that Paramount’s plans regarding its projects might change.

Drilling activities are subject to many risks and any interruption or lack of success in Paramount’s drilling activities will adversely affect Paramount’s business.

Drilling activities are subject to many risks, including the risk that no commercially productive reservoirs will be encountered and that Paramount will not recover all or any portion of its investment. The cost of drilling, completing and operating wells is often uncertain. Paramount’s drilling operations could be curtailed, delayed or cancelled as a result of numerous factors, many of which are beyond its control, including:

•	adverse weather conditions;

•	required compliance with governmental requirements; and

•	shortages or delays in the delivery of equipment and services.

Paramount’s operations are affected by operating hazards and uninsured risks, and a shutdown or slowdown of its operations will adversely affect Paramount’s business.

There are many operating hazards in exploring for and producing oil and natural gas, including:

•	Paramount’s drilling operations could encounter unexpected formations or pressures that could cause damage to Paramount’s employees or other persons, equipment and other property or the environment;

•	Paramount could experience blowouts, accidents, oil spills, fires or incur other damage to a well that could require Paramount to re-drill the well or take other corrective action;

•	Paramount could experience equipment failure that curtails or stops production; and

•	Paramount’s drilling and production operations, such as trucking of oil, are often interrupted by bad weather.

Any of these events could result in damage to, or destruction of, oil and natural gas wells, production facilities or other property. In addition, any of the above events could result in environmental damage or personal injury for which Paramount will be liable.

The occurrence of a significant event against which Paramount is not fully insured or indemnified could seriously harm Paramount’s financial condition, operating results and ability to carry on its business.

If Paramount is unable to access its properties or conduct its operations due to surface conditions, Paramount’s business will be adversely affected.

The exploration for and development of oil and natural gas reserves depends upon access to areas where operations are to be conducted. Oil and gas industry operations are affected by road bans imposed from time to time during the break-up and thaw period in the spring. Road bans are also imposed due to snow, mud and rock slides and periods of high water which can restrict access to Paramount’s well sites and production facility sites.

Paramount conducts a portion of its operations in northern Alberta, northeastern British Columbia and the Northwest Territories of Canada, which Paramount is able to do only on a seasonal basis. Unless the surface is sufficiently frozen, Paramount is unable to access its properties, drill or otherwise conduct its operations as planned. In addition, if the surface thaws earlier than expected, Paramount must cease its operations for the season earlier than planned. In recent years, winters in Paramount’s northern Alberta, northeastern British Columbia and Northwest Territories operating areas have been warmer than it has normally experienced, so its operating seasons have been shorter than in the past. Paramount’s inability to access its properties or to conduct its operations as planned will result in a shutdown or slow down of its operations, which will adversely affect its business.

Aboriginal peoples may make claims regarding the lands on which Paramount’s operations are conducted.

Aboriginal peoples have claimed aboriginal title and rights to a substantial portion of western Canada, including some of the properties on which Paramount conducts its operations. If any aboriginal peoples file a claim claiming aboriginal title or rights to the lands on which any of Paramount’s properties are located, and if any such claim is successful, it could have an adverse effect on Paramount’s operations.

Paramount’s hedging activities could result in losses.

The nature of Paramount’s operations results in exposure to fluctuations in commodity prices and currency exchange rates. Paramount monitors and, when appropriate, utilize derivative financial instruments and physical delivery contracts to hedge its exposure to these risks. Paramount is exposed to credit related losses in the event of non-

performance by counter parties to these financial instruments and physical delivery contracts. From time to time, Paramount enters into hedging activities in an effort to mitigate the potential impact of declines in oil and natural gas prices or increases in the value of the Canadian dollar versus the U.S. dollar.

If product prices or the value of the Canadian dollar increase above those levels specified in Paramount’s various hedging agreements, Paramount could lose the cost of floors, or a ceiling or fixed price could limit Paramount from receiving the full benefit of commodity price increases or decreases in the value of the Canadian dollar.

In addition, by entering into these hedging activities, Paramount may suffer financial loss if:

•	it is unable to produce oil or natural gas to fulfill its obligations;

•	it is required to pay a margin call on a hedge contract; or

•	it is required to pay royalties based on a market or reference price that is higher than its fixed or ceiling price.

Complying with environmental and other government requirements could be costly and could negatively affect Paramount’s business.

Paramount’s operations are governed by numerous Canadian and United States laws and regulations at the municipal, provincial, state and federal levels. These laws and regulations govern the operation and maintenance of Paramount’s facilities, the discharge of materials into the environment, storage, treatment and disposal of wastes, remediation of contaminated sites, and other environmental protection issues. Paramount believes it is in material compliance with applicable requirements.

Under these laws and regulations, Paramount is currently conducting remediation projects at a variety of owned and operated locations. If environmental damage occurs, Paramount could be liable for personal injury, clean-up costs, remedial measures and other environmental and property damage, as well as administrative, civil and criminal penalties, and Paramount could also be required to cease production.

Changes in environmental requirements or newly discovered conditions could negatively affect Paramount’s results of operations.

The costs of complying with new environmental laws, regulations or guidelines, or changes in enforcement policy, or newly discovered conditions, may have a material adverse effect on Paramount’s financial condition or results of operations. Future changes in environmental legislation could occur and result in stricter standards and enforcement, larger fines and liability, and increased capital expenditures and operating costs, which could have a material adverse effect on Paramount’s financial condition or results of operations.

In 1994, the United Nations’ Framework Convention on Climate Change came into force and three years later led to the Kyoto Protocol, which we refer to as the “Protocol”, which requires, upon ratification, certain signatory nations to reduce their emissions of carbon dioxide and other greenhouse gases. In December 2002, the Canadian federal government ratified the Protocol. If certain conditions are met and the Protocol enters into force internationally, Canada will be required to reduce its greenhouse gas, or “GHG”, emissions to 6 percent below 1990 levels by 2012. Currently, the Canadian upstream oil and gas sector is in discussions with various Canadian provincial and federal governments regarding the development of greenhouse gas reduction policies and regulations for the industry. It is premature to predict what impact these policies and regulations will have on our sector, but Paramount will face increases in operating costs in order to comply with GHG emissions target.

Other changes in environmental legislation may also require, among other things, reductions in emissions to the air from Paramount’s operations, which would result in increased capital expenditures.

Factors beyond Paramount’s control affect its ability to market production and could adversely affect Paramount’s business.

Paramount’s ability to market its oil and natural gas depends upon numerous factors beyond its control. These factors include:

•	the availability of processing capacity;

•	the availability and proximity of pipeline capacity;

•	the supply of and demand for oil and natural gas;

•	the availability of alternative fuel sources;

•	the effects of inclement weather;

•	regulation of oil and natural gas marketing; and

•	regulation of oil and natural gas sold or transported outside of Canada.

Because of these factors, Paramount could be unable to market all of the oil or natural gas it produces. In addition, Paramount may be unable to obtain favorable prices for the oil and natural gas it produces.

Paramount has marketing arrangements for its natural gas that subject Paramount to certain risks.

As a result of Paramount’s commitment to market an average of 150 million GJ/d of natural gas over a five year term commencing March 2005 through a gas marketing limited partnership in which Paramount has an indirect 25 percent ownership interest, Paramount will be subject to greater risks respecting its ability to recover amounts due to it for such committed production than it would be if it were a party to a production commitment agreement with an investment grade party or a party that has posted security. If Paramount doesn’t get paid by the gas marketing limited partnership for its committed production, Paramount may not be able to recover the amounts owing to it and this could have a material adverse effect on Paramount’s financial condition.

Paramount does not control all of its operations.

Paramount does not operate all of its properties, so it has limited influence over the operations of some of its properties. Paramount’s lack of control could result in the following:

•	the operator might initiate exploration or development on a faster or slower pace than Paramount prefers;

•	the operator might propose to drill more wells or build more facilities on a project than Paramount has funds for or that Paramount deems appropriate, which could mean that Paramount is unable to participate in the project or share in the revenues generated by the project even though Paramount paid its share of exploration costs; and

•	if an operator refuses to initiate a project, Paramount might be unable to pursue the project.

Any of these events could materially reduce the value of Paramount’s properties.

Essential equipment might not be available.

Oil and natural gas exploration and development activities depend upon the availability of drilling and related equipment in the particular areas in which those activities will be conducted. Demand for that equipment or access restrictions may affect the availability of that equipment and delay its exploration and development activities.

Paramount is a medium-sized company operating in a highly competitive industry and companies and other entities in the industry with greater resources or greater access to capital markets can outbid it for acquisitions or secure acquisitions which it cannot.

The oil and natural gas industry is highly competitive. Paramount’s competitors include companies and other entities, such as royalty trusts, in the industry that have greater financial and personnel resources and/or have greater access to capital markets than Paramount does. Paramount’s ability to acquire additional properties and to discover reserves depends upon its ability to evaluate and select suitable properties and to complete transactions in a highly competitive and challenging environment.

Paramount is highly dependent on certain senior officers.

Paramount is highly dependent on its Chief Executive Officer and its President and Chief Operating Officer. The loss of either of these officers could impede the achievement of Paramount’s objectives and could adversely affect Paramount’s business and results of operations.

TRANSFER AGENT AND REGISTRAR

The Company’s transfer agent and registrar is Computershare Investor Services Inc. located at the following address:

   6th Floor, Watermark Tower
530 – Eighth Avenue SW
Calgary, Alberta T2P 3S8

MATERIAL CONTRACTS

In connection with the Trust Spinout, Paramount entered into an Arrangement Agreement dated February 28, 2005 with certain other parties. The full text of such Arrangement Agreement is included as Appendix C to Paramount’s information circular in respect of the Arrangement dated February 28, 2005.

INTERESTS OF EXPERTS

Ernst & Young LLP, Chartered Accountants, are the Company’s auditors and such firm has prepared an opinion with respect to the Company’s consolidated financial statements as at and for the fiscal year ended December 31, 2004. Information relating to reserves in this annual information form dated March 30, 2005 was prepared by McDaniel & Associates Consultants Ltd. and Paddock Lindstrom & Associates Ltd. as independent qualified reserves evaluators.

The principals of each of McDaniel & Associates Consultants Ltd. and Paddock Lindstrom & Associates Ltd., in each case as a group, own beneficially, directly or indirectly, less than one percent of any class of Paramount’s securities.

ADDITIONAL INFORMATION

Additional information relating to Paramount is available via the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Additional information, including directors’ and officers’ remuneration, principal holders of Paramount’s securities, and options to purchase securities, is contained in the Information Circular for Paramount’s most recent annual meeting of shareholders that involved the election of directors. Additional financial information is contained in Paramount’s audited consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2004.

APPENDIX A

RESERVES AND OTHER OIL AND GAS INFORMATION
FOR THE RETAINED ASSETS

RESERVES AND OTHER OIL AND GAS INFORMATION FOR THE RETAINED ASSETS

All reserves attributable to the Retained Assets were determined through an independent engineering evaluation completed by McDaniel, which was prepared in accordance with the standards contained in the COGE Handbook and the reserves definitions contained in NI 51-101 and the COGE Handbook. The McDaniel Report was prepared effective December 31, 2004. The following tables set forth information relating to the working interest share of reserves, net reserves after royalties and present worth values as at December 31, 2004 of the Retained Assets. The reserves are reported using constant price and costs as well as forecast prices and costs. Columns may not add in the following tables due to rounding.

All evaluations of future net cash flow are stated prior to any provision for interest costs or general and administrative costs and after the deduction of estimated future capital expenditures for wells to which reserves have been assigned. It should not be assumed that the estimated future net cash flow shown below is representative of the fair market value of the Retained Assets. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas liquids and natural gas reserves may be greater than or less than the estimates provided herein. After tax amounts of future net revenue and the net present value of future net revenue are different than those provided in Appendix E to Paramount’s information circular dated February 28, 2005 in respect of the Arrangement as the amounts presented below do not give effect to the reduction in tax pools available for claim which will result from the Trust Spinout as they did in Appendix E of such information circular.

Reserves Information

Reserves Data – Constant Price and Costs

The following table summarizes the reserves evaluated at December 31, 2004 using constant price and costs.

			Light and Medium		Natural Gas
	Natural Gas		Crude Oil		Liquids		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Reserves Category	(Bcf)	(Bcf)	(MBbl)	(MBbl)	(MBbl)	(MBbl)	(MBoe)	(MBoe)

Canada
Proved							—	—
Developed Producing	83.7	71.6	1,627	1,560	796	569	16,380	14,069
Developed Non-Producing	32.7	29.2	316	315	177	139	5,939	5,316
Undeveloped	20.0	19.0	308	308	50	50	3,699	3,519

Total Proved	136.5	119.8	2,251	2,183	1,022	757	26,018	22,905
Probable	126.0	104.5	1,155	1,137	186	139	22,347	18,685

Total Proved Plus Probable Canada	262.5	224.2	3,406	3,320	1,208	897	48,364	41,590

United States
Proved
Developed Producing	0.4	0.3	2,104	1,619	—	—	2,165	1,667
Developed Non-Producing	—	—	—	—	—	—	—	—
Undeveloped	—	—	—	—	—	—	—	—

Total Proved	0.4	0.3	2,104	1,619	—	—	2,165	1,667
Probable	—	—	431	322	—	—	437	327

Total Proved Plus Probable US	0.4	0.3	2,534	1,941	—	—	2,602	1,994

Total Company							—	—
Total Proved	136.8	120.1	4,354	3,802	1,022	757	28,183	24,572
Total Probable	126.1	104.5	1,586	1,459	186	139	22,784	19,012

Total Reserves	262.9	224.6	5,941	5,261	1,208	896	50,967	43,584

Net Present Value of Future Net Revenue – Constant Price and Costs

The following table summarizes the net present values of future net revenue attributable to reserves evaluated at December 31, 2004 for the constant price and costs case. The net present values are reported before income tax and after income tax at discount values of 0 percent, 5 percent, 10 percent, 15 percent, and 20 percent.

	Net Present Values of Future Net Revenue, $ Millions
	Before Income Taxes					After Income Taxes
	Discounted at					Discounted at
Reserves Category	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%

Canada
Proved
Developed Producing	431.9	380.0	341.1	310.7	286.3	382.3	336.7	302.9	276.8	255.8
Developed Non-Producing	131.5	103.6	85.4	72.7	63.4	99.8	77.6	63.5	53.9	47.1
Undeveloped	77.2	48.7	33.7	25.0	19.5	59.8	36.8	25.0	18.2	14.1

Total Proved	640.6	532.3	460.2	408.4	369.2	541.8	451.1	391.4	348.9	317.0
Probable	583.6	432.8	334.7	267.8	220.3	419.4	316.3	248.1	201.0	167.1

Total Proved Plus Probable Cdn	1,224.2	965.1	794.8	676.2	589.6	961.2	767.4	639.5	549.9	484.0

United States
Proved
Developed Producing	36.0	29.2	24.5	21.1	18.6	36.0	29.1	24.4	21.1	18.6
Developed Non-Producing	(0.3)	(0.3)	(0.3)	(0.2)	(0.2)	(0.3)	(0.3)	(0.3)	(0.2)	(0.2)
Undeveloped	—	—	—	—	—	—	—	—	—	—

Total Proved	35.7	28.9	24.2	20.9	18.4	35.7	28.8	24.1	20.8	18.4
Probable	8.3	5.0	3.3	2.3	1.7	8.2	5.0	3.3	2.3	1.7

Total Proved Plus Probable US	43.9	33.9	27.5	23.1	20.0	43.9	33.8	27.4	23.1	20.0

Total Company
Total Proved	676.3	561.2	484.4	429.3	387.6	577.5	479.9	415.5	369.7	335.1
Total Probable	591.9	437.8	338.0	270.1	222.0	427.6	321.3	251.4	203.2	168.8

Total Reserves	1,268.1	998.9	822.3	699.4	609.6	1,005.1	801.2	666.9	573.0	504.1

Total Future Net Revenue – Constant Price and Costs

The following table summarizes the total undiscounted future net revenue evaluated at December 31, 2004 using constant price and costs.

						Future		Future
						Net		Net
						Revenue		Revenue
Reserves					Well	Before		After
Category			Operating	Development	Abandonment	Income	Income	Income
($ millions)	Revenue	Royalties(1)	Costs	Costs	Costs	Taxes	Taxes	Taxes

Proved	1,137.8	212.9	193.5	33.7	21.6	676.3	98.7	577.5

Proved Plus Probable	2,042.6	365.9	324.3	62.5	21.7	1,268.1	263.0	1,005.2

(1)	Royalties includes crown royalties, freehold royalties, overriding royalties, mineral taxes, net profit interest payments and are net of the Alberta Royalty Tax Credit.

Future Net Revenue by Production Group — Constant Price and Costs

The following table summarizes the net present value of future net revenue by production group evaluated at December 31, 2004 using constant price and costs, discounted at 10 percent.

		Future Net Revenue Before
		Income Taxes
		(discounted at 10%)
Reserves Category	Production Group	($ millions)

Proved	Associated and Non Associated Gas	396.1
	Light and medium crude oil	85.7
	Alberta Royalty tax credit and other income	2.6

Total Proved		484.4

Proved Plus Probable	Associated and Non Associated Gas	703.3
	Light and medium crude oil	114.9
	Alberta Royalty tax credit and other income	4.1

Total Proved Plus Probable		822.3

Reserves Data – Forecast Prices and Costs

The following table summarizes the reserves evaluated at December 31, 2004 using McDaniel’s forecast prices and costs.

			Light and
			Medium		Natural Gas
	Natural Gas		Crude Oil		Liquids		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Reserves Category	(Bcf)	(Bcf)	(MBbl)	(MBbl)	(MBbl)	(MBbl)	(MBoe)	(MBoe)

Canada
Proved
Developed Producing	83.7	71.6	1,628	1,563	796	570	16,381	14,074
Developed Non-Producing	32.7	29.2	316	315	177	139	5,939	5,317
Undeveloped	20.0	19.0	308	308	50	50	3,699	3,519

Total Proved	136.5	119.8	2,252	2,186	1,022	759	26,019	22,910

Probable	126.1	104.5	1,155	1,139	186	140	22,350	18,689

Total Proved Plus Probable Canada	262.5	224.3	3,407	3,324	1,208	899	48,368	41,599

United States
Proved
Developed Producing	0.4	0.3	2,108	1,623	—	—	2,169	1,671
Developed Non-Producing	—	—	—	—	—	—	—	—
Undeveloped	—	—	—	—	—	—	—	—

Total Proved	0.4	0.3	2,108	1,623	—	—	2,169	1,671

Probable	—	—	431	322	—	—	437	327

Total Proved Plus Probable US	0.4	0.3	2,539	1,945	—	—	2,606	1,998

Total Company
Total Proved	136.8	120.1	4,359	3,809	1,022	759	28,188	24,580
Total Probable	126.1	104.5	1,586	1,461	186	140	22,787	19,016

Total Reserves	262.9	224.6	5,946	5,269	1,208	899	50,975	43,597

Net Present Value of Future Net Revenue – Forecast Prices and Costs

The following table summarizes the net present values of future net revenue attributable to reserves evaluated at December 31, 2004 for the McDaniel’s forecast prices and costs case. The net present values are reported before income tax and after income tax at discount values of 0 percent, 5 percent, 10 percent, 15 percent, and 20 percent.

	Net Present Values of Future Net Revenue, $Millions
	Before income Taxes					After Income Taxes
	Discounted at					Discounted at
Reserves Category	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%

Canada
Proved
Developed Producing	399.9	354.8	320.9	294.3	272.7	357.3	317.0	287.1	263.8	245.0
Developed Non-Producing	116.2	92.3	76.7	65.8	57.8	89.7	70.0	57.5	49.1	43.1
Undeveloped	70.2	43.9	30.1	22.2	17.3	55.3	33.6	22.5	16.3	12.4

Total Proved	586.3	491.1	427.7	382.3	347.8	502.3	420.6	367.1	329.1	300.5
Probable	520.8	386.8	299.7	240.4	198.3	373.6	282.2	221.7	180.0	150.0

Total Proved Plus Probable
Canada	1,107.1	877.9	727.4	622.7	546.1	875.9	702.9	588.9	509.1	450.5

United States
Proved
Developed Producing	29.8	25.3	21.9	19.4	17.4	29.8	25.3	21.9	19.4	17.4
Developed Non-Producing	(0.4)	(0.3)	(0.3)	(0.2)	(0.2)	(04)	(0.3)	(0.3)	(0.2)	(0.2)
Undeveloped	—	—	—	—	—		—	—	—	—

Total Proved	29.5	25.0	21.6	19.1	17.2	29.5	24.9	21.6	19.1	17.2
Probable	6.0	3.9	2.7	1.9	1.4	6.0	3.9	2.7	1.9	1.4

Total Proved Plus Probable
United States	35.5	28.8	24.3	21.0	18.6	35.5	28.8	243	21.0	18.6

Total Company
Total Proved	615.8	516.0	449.4	401.4	365.0	531.7	445.6	388.7	348.3	317.7
Total Probable	526.8	390.7	302.4	242.3	199.7	379.6	286.1	224.4	181.9	151.4

Total Reserves	1,142.6	906.7	751.7	643.7	564.7	911.3	731.7	613.2	530.1	469.1

Total Future Net Revenue by Production Group — Forecast Prices and Costs

The following table summarizes the total undiscounted future net revenue evaluated at December 31, 2004 using McDaniel’s forecast prices and costs.

						Future		Future
						Net		Net
						Revenue		Revenue
Reserves					Well	Before		After
Category			Operating	Development	Abandonment	Income	Income	Income
($ millions)	Revenue	Royalties(1)	Costs	Costs	Costs	Taxes	Taxes	Taxes

Proved	1,096.0	199.1	219.8	35.8	25.7	615.8	84.0	531.8

Proved Plus Probable	1,950.5	340.7	374.4	65.7	27.1	1,142.6	231.2	911.3

(1)	Royalties includes crown royalties, freehold royalties, overriding royalties, mineral taxes, net profit interest payments and are net of the Alberta Royalty Tax Credit.

Future Net Revenue by Production Group - Forecast Prices and Costs

The following table summarizes the net present value of future net revenue by production group evaluated at December 31, 2004 using McDaniel’s forecast prices and costs, discounted at 10 percent.

		Future Net Revenue Before
		Income Taxes
		(discounted at 10%
Reserves Category	Production Group	($millions)

Proved	Associated and Non Associated Gas	370.4
	Light and medium crude oil	76.5
	Alberta Royalty tax credit and other income	2.5

Total Proved		449.4

Proved Plus Probable	Associated and Non Associated Gas	646.9
	Light and medium crude oil	100.7
	Alberta Royalty tax credit and other income	4.1

Total Proved Plus Probable		751.7

Summary of Pricing and Inflation Rate Assumptions

The following table summarizes the prices and costs used in the McDaniel Report in calculating the net present value of future net revenue attributable to reserves.

Constant Price and Costs

	Propane		Natural Gasolines
	(Edmonton	Field Butane	and Condensate
	Reference	(Edmonton	(Edmonton	Edmonton Light	Bow River	Natural Gas	Exchange
	Price)	Reference Price)	Reference Price	Crude Oil	Medium Crude	(Plantgate Pool	Rate(1)
	(Cdn$/Bbl)	(Cdn$/Bbl)	(Cdn$/Bbl)	(Cdn$/Bbl)	Oil (Cdn$/Bbl)	Price) ($/GJ)	(US$/Cdn$)

2004	35.71	42.06	54.36	50.96	26.27	6.17	0.83

(1)	Exchange rates used to generate the benchmark reference prices in this table.

Forecast Prices and Costs

					Bow River
	U.S. Henry Hub	Alberta Average		Edmonton Light	Medium	Edmonton	Inflation	Exchange
	Gas Price	Plantgate	WTI Crude Oil	Crude Oil	Crude Oil	NGL MIX	Rates(1)	Rate(2)
	(US$/MMbtu)	(Cdn$/MMbtu)	(US$/Bbl)	(Cdn$/Bbl)	(Cdn$/Bbl)	(Cdn$/Bbl)	(%/year)	(US$/Cdn$)

2005	6.35	6.65	42.00	49.60	37.00	37.20	2%	0.83
2006	6.05	6.40	39.50	46.60	37.10	35.10	2%	0.83
2007	5.75	6.20	37.00	43.50	34.60	33.00	2%	0.83
2008	5.45	5.90	35.00	41.10	32.70	31.20	2%	0.83
2009	5.35	5.80	34.50	40.50	32.20	30.80	2%	0.83

(1)	Inflation rates for forecasting prices and costs.

(2)	Exchange rates used to generate the benchmark reference prices in this table.

Additional Information Relating to Reserves Data

Undeveloped Reserves

The following table summarizes the gross proved undeveloped reserves for the most recent five financial years, using forecast prices and costs.

Product	2004	2003	2002	2001	2000

Natural Gas (Bcf)	20.0	15.1	22.8	24.7	1.0
Light and medium crude oil (MBbl)	308	—	408	—	—
Natural Gas Liquids (MBbl)	49	56	119	—	—

These reserves are classified as proved undeveloped if they are expected to be recovered from new wells on previously undrilled acreage with untested reservoir characteristics, or they are reserves from existing wells that require major capital expenditures to bring them on production.

The following table summarizes the gross probable undeveloped reserves for the most recent five financial years, using forecast prices and costs.

Product	2004	2003	2002	2001	2000

Natural Gas (Bcf)	40.8	16.9	45.8	31.7	27.7
Light and medium crude oil (MBbl)	396	—	469	431	—
Natural Gas Liquids (MBbl)	—	9	71	—	—

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

Reserve Category	2005E		2006E		2007E		2008E		2009E
($millions)	0%	10%	0%	10%	0%	10%	0%	10%	0%	10%

Proved:
Constant Price Case	24.8	23.7	3.5	3.1	—	—	0.1	0.1	0.1	—
Forecast Price Case	25.3	24.1	3.2	3.2	—	—	0.1	0.1	0.1	—

Proved & Probable Reserves:
Constant Price Case	40.1	39.2	8.7	7.6	0.6	0.5	7.5	5.4	0.1	—
Forecast Price Case	40.9	39.0	9.1	7.9	0.6	0.5	8.2	5.8	0.1	—

It is expected that funding for future development costs will come from the Company’s cash flow, a properly managed debt funding program and, in some cases, equity issues.

Other Oil and Gas Information

Oil and Gas Properties and Wells

As at December 31, 2004, Paramount had an interest in 1,331 gross (701.3 net) producing and non-producing oil and natural gas wells attributable to the Retained Assets as follows:

	Producing		Non-producing(1)
As at December 31, 2004	Gross(2)	Net(3)	Gross	Net

Crude oil wells
Alberta	128	61.5	56	26.3
British Columbia	—	—	3	1.8
Saskatchewan	4	1.0	1	0.3
Northwest Territories	4	3.6	12	10.0
Montana	22	18.5	3	2.3
North Dakota	38	20.6	9	5.1

Subtotal	196	105.2	84	45.8

Natural gas wells
Alberta	507	257.1	395	230.3
British Columbia	22	10.2	32	19.3
Saskatchewan	2	0.3	4	4.0
Northwest Territories	15	9.6	34	16.7
Montana	21	1.6	16	0.8
California	—	—	3	0.4

Subtotal	567	278.8	484	271.5

Total	763	384.0	568	317.3

(1)	“Non-producing” wells are wells which Paramount considers capable of production but which, for a variety of reasons including but not limited to a lack of markets and lack of development, cannot be placed on production at the present time.

(2)	“Gross” wells means the number of wells in which Paramount has a working interest or a royalty interest that may be convertible to a working interest.

(3)	“Net” wells means the aggregate number of wells obtained by multiplying each gross well by Paramount’s percentage working interest therein.

Properties with No Attributed Reserves

The following table sets forth Paramount’s land position attributable to the Retained Assets at December 31, 2004 and 2003. The Company’s holdings total 5,759,314 gross (3,399,828 net) acres. Approximately 88 percent of the Company’s gross land holdings are considered undeveloped and approximately 34 percent of the undeveloped land is located in Alberta.

	2004		2003
(thousands of acres)	Gross (1)	Net(2)	Gross	Net

Undeveloped Land
Alberta	1,699	1,200	1,495	1,093
British Columbia	348	258	263	183
Saskatchewan	17	13	29	24
Northwest Territories	1,235	661	948	412
Montana, North Dakota	102	40	101	35
Other	1,644	822	1,664	832

Subtotal	5,045	2,994	4,499	2,580

Acreage Assigned Reserves
Alberta	558	327	542	299
British Columbia	46	18	37	10
Saskatchewan	4	3	6	4
Northwest Territories	76	43	60	29
Montana, North Dakota	29	15	29	16

Subtotal	714	406	673	356

Total Acres	5,759	3,400	5,172	2,936

(1)	“Gross” acres means the total acreage in which Paramount has a working interest, or a royalty interest that may be converted to a working interest.

(2)	“Net” acres means the number of acres obtained by multiplying the gross acres by Paramount’s working interest therein.

As of December 31, 2004, the Company had 2,498,516 (1,313,917 net) acres of undeveloped lands attributable to the Retained Assets that were due to expire in 2005. Of this total, 19,261 (14,317 net) acres of undeveloped lands due to expire in 2004 have had dry and abandoned wells drilled on them. The other 2,479,255 (1,299,600 net) acres have not been tested as of December 31, 2004.

Forward Contracts

The Company’s future commitments as at December 31, 2004 to sell natural gas and oil and natural gas liquids are set forth at note 11 of the Company’s financial statements included in the Company’s annual report, which information is incorporated by reference herein.

In March, 2005, Paramount acquired an indirect 25 percent ownership interest in a gas marketing limited partnership. In conjunction with the acquisition of the ownership interest, Paramount agreed to make available for delivery an average of 150 million GJ/d of natural gas over a five year term, to be marketed on Paramount’s behalf by the gas marketing limited partnership. Paramount expects to receive prices at or above market for such natural gas.

Abandonment & Reclamation Costs

As at December 31, 2004, the Company had 740.1 net wells capable of production and injection wells attributable to the Retained Assets for which it expected to incur abandonment and reclamation costs.

The Company’s estimates of abandonment and reclamation costs attributable to the Retained Assets, net of estimated salvage value, for surface leases, wells, facilities and pipelines, undiscounted and discounted at 10 percent, are $53.9 million and $32.4 million, respectively. The future net revenue disclosed in this Appendix A based on the McDaniel Report does not contain an allowance for abandonment and reclamation costs for surface leases, facilities and pipelines. The McDaniel Report deducted $21.7 million (undiscounted) and $9.0 million (10 percent discount) for abandonment and reclamation costs for wells only in estimating the future net revenue disclosed herein.

The Company does not expect to pay any material amounts with respect to abandonment and reclamation costs in the next three financial years.

Tax Horizon

Based on the current tax regime, and the Company’s tax pools following the Trust Spinout and anticipated level of operations, the Company is not expected to be cash taxable in 2005, and does not expect to become cash taxable in the near future.

Costs Incurred

The following table summarizes the costs incurred by Paramount for property acquisitions, exploration and development costs attributable to the Retained Assets

Cost Type
($ millions)	Annual	Q4	Q3	Q2	Q1

Acquisitions
Proved Properties	129.9	49.3	—	80.6	—
Unproved Properties	36.9	3.8	5.3	22.2	5.6
Exploration	54.0	13.3	8.0	10.9	21.8
Development (including facilities)	135.8	52.3	16.9	7.5	59.1

Total	356.6	118.7	30.2	121.2	86.5

Exploration and Development Activities

The following table summarizes the results of Paramount’s drilling activity attributable to the Retained Assets for each of the last two fiscal years. The working interest in certain of these wells may change after payout.

	2004		2003
	Gross(1)	Net(2)	Gross	Net

Development Wells(3)
Gas	108	58.5	75	51.5
Oil	3	2.4	5	2.4
Standing/service	—	—	—	—
Dry	9	4.9	7	3.6
Oilsands evaluation	17	17.0	—	—

Subtotal	137	82.8	87	57.5

Exploratory Wells(4)
Gas	57	39.3	42	29.2
Oil	1	0.9	3	2.0
Standing/service	—	—	—	—
Dry	3	3.0	6	2.2

Subtotal	61	43.2	51	33.4

Total Wells	198	126.0	138	90.9

Success Rate	93%	93%	91%	94%

(1)	“Gross” wells means the number of wells in which Paramount has a working interest or a royalty interest that may be converted to a working interest.

(2)	“Net” wells means the aggregate number of wells obtained by multiplying each gross well by Paramount’s percentage working interest therein.

(3)	“Development” well is a well drilled within or in close proximity to a discovered pool of petroleum or natural gas.

(4)	“Exploratory” well is a well drilled either in search of a new and as yet undiscovered pool of petroleum or natural gas or with the expectation of significantly extending the limit of a pool that is partly discovered.

The total capital budget for Paramount for 2005 (assuming completion of the Trust Spinout) is estimated by Paramount at $240 million. Approximately 40 percent of the 2005 capital spending will occur in the first quarter and will be focused in the winter access areas, which are in northern Alberta and Northwest Territories. The following table describes the expected 2005 capital budget by operating unit.

2005E
Area	($ millions)

Kaybob	$45
Grande Prairie	50
Northwest Alberta/Cameron Hills, NWT	20
Liard, NWT/Northeast British Columbia	60
Southern	50
Heavy oil	15

Total	$240

(1)	McDaniel has estimated Paramount’s 2005 capital expenditures (assuming completion of the Trust Spinout) to be $40.9 million in its evaluation.

Production Estimates

     The following table summarizes the total estimated production of Paramount, after giving effect to the Trust Spinout, for 2005 using constant price and costs.

Estimated Production – Constant Prices and Costs

	Proved	Proved Plus Probable

Canada
Natural gas (MMcf)	32,361	37,431
Light and medium crude oil (MBbls)	615	682
Natural gas liquids (MBbls)	236	262

Total Canada (MBoe)	6,245	7,183

USA
Natural gas (MMcf)	84	86
Light and medium crude oil (MBbls)	282	284
Natural gas liquids (MBbls)	—	—

Total USA (MBoe)	296	298

Total Production (MBoe)	6,541	7,481

The following table summarizes the total estimated production of Paramount, after giving effect to the Trust Spinout, for 2005 using forecast prices and costs.

Estimated Production – Forecast Prices and Costs

	Proved	Proved Plus Probable

Canada
Natural gas (MMcf)	32,361	37,431
Light and medium crude oil (MBbls)	615	682
Natural gas liquids (MBbls)	236	262

Total Canada (Mboe)	6,245	7,183

USA
Natural gas (MMcf)	84	86
Light and medium crude oil (MBbls)	282	284
Natural gas liquids (MBbls)	—	—

Total USA (MBoe)	296	298

Total Production (MBoe)	6,541	7,481

Production History

The following tables summarize daily sales volume results for Paramount, after giving effect to the Trust Spinout, on a quarterly and annual basis for 2004 and 2003 respectively.

	2004	Q4	Q3	Q2	Q1

SALES - Canada
Produced gas (MMcf/d)	74.6	79.0	91.7	67.2	60.0
Light and medium crude oil (Bbls/d)	1,986	1,660	1,859	2,750	1,680
Natural gas liquids (Bbls/d)	587	590	559	281	918

SALES - United States
Produced gas (MMcf/d)	0.3	0.3	0.2	0.4	0.5
Light and medium crude oil (Bbls/d)	830	978	782	765	793
Natural gas liquids (Bbls/d)	21	2	42	22	17

SALES – Total
Produced gas (MMcf/d)	74.9	79.3	91.9	67.6	60.5
Light and medium crude oil (Bbls/d)	2,816	2,638	2,641	3,515	2,473
Natural gas liquids (Bbls/d)	608	592	601	303	935

	2003	Q4	Q3	Q2	Q1

SALES - Canada
Produced gas (MMcf/d)	74.5	69.2	55.7	65.4	108.5
Light and medium crude oil (Bbls/d)	3,273	2,519	3,262	3,671	3,653
Natural gas liquids (Bbls/d)	665	425	827	731	664

SALES - United States
Produced gas (MMcf/d)	0.7	0.4	0.7	0.8	0.8
Light and medium crude oil (Bbls/d)	1,024	838	1,036	1,075	1,149
Natural gas liquids (Bbls/d)	25	—	42	39	27

SALES - Total
Produced gas (MMcf/d)	75.2	69.6	56.4	66.2	109.3
Light and medium crude oil (Bbls/d)	4,297	3,357	4,298	4,746	4,802
Natural gas liquids (Bbls/d)	690	425	869	770	691

(1)	NI 51-101 came into effect on September 30, 2003. NI 51-101 requires all reported petroleum and natural gas production to be measured in marketable quantities, with adjustments for heat content included in the commodity price reported. As such, for the fourth quarter of 2003 and subsequent periods natural gas production volumes are measured in marketable quantities, with adjustments for heat content and transportation reflected in the reported natural gas price.

The following tables summarize the average netbacks received by Paramount, after giving effect to the Trust Spinout, on a quarterly and annual basis for 2004 and 2003 respectively.

	Net Product Price Results – 2004
	2004	Q4	Q3	Q2	Q1

Produced gas ($/Mcf)
Price, before transportation	7.07	7.38	6.57	7.61	6.83
Transportation	(0.46)	(0.41)	(0.41)	(0.51)	(0.54)
Royalties	(0.97)	(0.53)	(0.95)	(1.19)	(1.35)
Operating costs(2)	(1.18)	(1.11)	(0.96)	(1.48)	(1.29)

Netback excluding realized financial instruments	4.46	5.33	4.25	4.43	3.65
Realized financial instruments	0.15	0.17	0.10	(0.17)	0.51

Netback including realized financial instruments	4.61	5.50	4.35	4.26	4.16
Total Conventional Oil ($/Bbl)
Price, before transportation	45.61	45.52	47.39	46.88	41.97
Transportation	(1.20)	(1.15)	(1.12)	(1.13)	(1.43)
Royalties	(7.93)	(10.03)	(10.18)	(6.26)	(5.61)
Operating costs(2)	(10.24)	(10.10)	(11.35)	(9.81)	(9.81)

Netback excluding realized financial instruments	26.24	24.24	24.74	29.68	25.12
Realized financial instruments	(4.20)	(6.29)	1.64	(5.49)	(6.42)

Netback including realized financial instruments	22.04	17.95	26.38	24.19	18.70
Natural Gas Liquids ($/Bbl)
Price, before transportation	43.56	47.00	44.27	38.40	42.65
Transportation	—	—	—	—	—
Royalties	(13.18)	(15.94)	(15.01)	(17.70)	(8.82)
Operating costs(2)	(9.69)	(11.61)	(9.23)	(14.95)	(7.11)

Netback	20.69	19.45	20.03	5.75	26.72

	Net Product Price Results – 2003
	2003	Q4	Q3	Q2	Q1

Produced Gas ($/Mcf)
Price, before transportation	6.47	5.41	6.42	6.59	7.11
Transportation	(0.56)	(0.55)	(0.55)	(0.54)	(0.59)
Royalties	(0.89)	0.09	(1.53)	(0.81)	(1.23)
Operating costs(2)	(1.08)	(0.71)	(1.61)	(1.28)	(0.91)

Netback excluding realized financial instruments	3.94	4.24	2.73	3.96	4.38
Realized financial instruments	(0.71)	0.33	(0.71)	(1.04)	(1.17)

Netback including realized financial instruments	3.23	4.57	2.02	2.92	3.21
Total Conventional Oil ($/Bbl)
Price, before transportation	40.09	37.08	38.26	38.61	45.38
Transportation	(1.07)	(1.40)	(1.01)	(0.97)	(1.00)
Royalties	(7.34)	(6.43)	(6.89)	(6.96)	(8.77)
Operating costs(2)	(10.28)	(11.76)	(12.39)	(10.22)	(7.35)

Netback excluding realized financial instruments	21.40	17.49	17.97	20.46	28.26
Realized financial instruments	(3.92)	(4.50)	(3.30)	(2.35)	(5.64)

Netback including realized financial instruments	17.48	12.99	14.67	18.11	22.62
Natural Gas Liquids ($/Bbl)
Price, before transportation	33.57	35.43	31.07	31.43	38.01
Transportation	—	—	—	—	—
Royalties	(7.38)	(9.89)	(5.45)	(9.88)	(5.45)
Operating costs(2)	(10.25)	(31.57)	(9.58)	(6.76)	(1.68)

Netback	15.94	(6.03)	16.04	14.79	30.88

(1)	NI 51-101 came into effect on September 30, 2003. NI 51-101 requires all reported petroleum and natural gas production to be measured in marketable quantities, with adjustments for heat content included in the commodity price reported. As such, for the fourth quarter of 2003 and subsequent periods natural gas production volumes are measured in marketable quantities, with adjustments for heat content and transportation reflected in the reported natural gas price.

(2)	Operating costs include all costs related to the operation of wells, facilities and gathering systems. Processing revenue has been deducted from these costs.

The following table summarizes production volumes from Paramount’s major producing properties for 2004 and 2003, after giving effect to the Trust Spinout.

Production Volume	2004	2003

Natural gas (MMcf)
Kaybob	2,465	711
Grande Prairie	6,711	4,522
Northwest Alberta/Cameron Hills, NWT	7,397	8,140
Liard, NWT/Northeast British Columbia	5,926	4,235
Southern	3,947	3,483
Northeast Alberta	598	5,914
Non-core	356	443

Total	27,400	27,448

Light and medium crude oil (MBbl)
Kaybob	42	74
Grande Prairie	128	531
Northwest Alberta/Cameron Hills, NWT	275	133
Liard, NWT/Northeast British Columbia	—	—
Southern	580	825
Non-core	6	5

Total	1,031	1,568

Natural gas liquids (MBbl)
Kaybob	37	23
Grande Prairie	86	114
Northwest Alberta/Cameron Hills, NWT	16	30
Liard, NWT/Northeast British Columbia	4	3
Southern	78	72
Non-core	1	9

Total	222	251

APPENDIX B

RESERVES INFORMATION
FOR THE SPINOUT ASSETS

RESERVES INFORMATION FOR THE SPINOUT ASSETS

All reserves attributable to the Spinout Assets were determined through an independent engineering evaluation completed by Paddock Lindstrom, which was prepared in accordance with the standards contained in the COGE Handbook and the reserves definitions contained in NI 51-101 and the COGE Handbook. The Paddock Lindstrom Report was prepared effective December 31, 2004. The following tables set forth information relating to the working interest share of reserves, net reserves after royalties and present worth values as at December 31, 2004 of the Spinout Assets. The reserves are reported using constant price and costs as well as forecast prices and costs. Columns may not add in the following tables due to rounding.

All evaluations of future net cash flow are stated prior to any provision for interest costs or general and administrative costs and after the deduction of estimated future capital expenditure for wells to which reserves have been assigned. It should not be assumed that the estimated future net cash flow shown below is representatives of the fair market value of the Spinout Assets. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of crude oil, natural liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas liquids and natural gas reserves may be greater than or less than the estimates provided herein. After tax amounts of future net revenue and the net present value of future net revenue are shown below for the Spinout Assets, but they were not shown in Appendix F to Paramount’s information circular dated February 28, 2005 in respect of the Arrangement. If the Spinout Assets were owned by the Trust, as the information was presented in Appendix F to such information circular, the tax efficient structure of the Trust should preclude income taxes from being payable in the Trust or its subsidiaries and, accordingly, after tax amounts were not shown.

Reserves Information

Reserves Data – Constant Price and Costs

The following table summarizes the reserves evaluated at December 31, 2004 using constant price and costs.

			Light and
			Medium		Natural Gas
	Natural Gas		Crude Oil		Liquids		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Reserves Category	(Bcf))	(Bcf)	(MBbl)	(MBbl)	(MBbl)	(MBbl)	(MBoe)	(MBoe)

Proved
Developed Producing	170.8	133.2	3,988	3,266	4,756	3,131	37,212	28,595
Developed Non-Producing	19.7	15.0	351	279	325	227	3,959	3,005
Undeveloped	19.9	14.9	—	—	240	171	3,552	2,660

Total Proved	210.4	163.1	4,339	3,546	5,320	3,529	44,723	34,259
Probable	95.3	73.5	1,755	1,411	1,902	1,299	19,540	14,957

Total Proved Plus Probable	305.7	236.6	6,094	4,956	7,222	4,827	64,263	49,217

Net Present Value of Future Net Revenue – Constant Price and Costs

The following table summarizes the net present values of future net revenue attributable to reserves evaluated at December 31, 2004 for the constant price and costs case. The net present values are reported before income tax and after income tax at discount values of 0 percent, 5 percent, 10 percent, 15 percent, and 20 percent.

	Net Present Values of Future Net Revenue, $ Millions
	Before Income Taxes					After Income Taxes
	Discounted at					Discounted at
Reserves Category	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%

Proved
Developed Producing	923.3	748.9	635.8	556.2	496.9	768.0	627.7	537.7	474.4	427.2
Developed Non-Producing	91.9	76.0	65.6	58.0	52.1	60.4	50.5	44.3	39.7	36.2
Undeveloped	71.9	47.5	34.2	25.9	20.3	48.4	31.8	22.7	17.2	13.4

Total Proved	1,087.2	872.5	735.6	640.1	569.2	876.9	709.9	604.7	531.3	476.8
Probable	442.1	292.6	213.8	165.4	132.9	293.5	196.6	145.2	113.4	91.9

Total Proved Plus Probable	1,529.3	1,165.1	949.4	805.5	702.1	1,170.4	906.5	749.9	644.8	568.8

Total Future Net Revenue – Constant Price and Costs

The following table summarizes the total undiscounted future net revenue evaluated at December 31, 2004 using constant price and costs.

						Future		Future
						Net		Net
						Revenue		Revenue
Reserves					Well	Before		After
Category				Development	Abandonment	Income	Income	Income
($ millions)	Royalties(1)	Royalties(1)	Costs	Costs	Costs	Taxes	Taxes	Taxes

Proved	1,850.0	382.0	334.8	25.4	20.7	1,087.2	210.3	876.9

Proved Plus Probable	2,651.0	551.0	475.3	72.8	22.6	1,529.3	358.9	1,170.3

(1)	Royalties includes crown royalties, and overriding royalties and are net of other income.

Future Net Revenue by Production Group — Constant Price and Costs

The following table summarizes the net present value of future net revenue by production group evaluated at December 31, 2004 using constant price and costs, discounted at 10 percent.

		Future Net Revenue Before
		Income Taxes
		(discounted at 10%)
Reserves Category	Production Group	($ millions)

Proved	Associated and Non Associated Gas	621.6
	Light and medium crude oil	110.0
	Other revenue	4.0

Total Proved		735.6

Proved Plus Probable	Associated and Non Associated Gas	805.2
	Light and medium crude oil	140.1
	Other revenue	4.2

Total Proved Plus Probable		949.4

Reserves Data – Forecast Prices and Costs

The following table summarizes the reserves evaluated at December 31, 2004 using Paddock Lindstrom’s forecast prices and costs.

			Light and Medium
	Natural Gas		Crude Oil		Natural Gas Liquids		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Reserves Category	(Bcf)	(Bcf)	(MBbl)	(MBbl)	(MBbl)	(MBbl)	(MBoe)	(MBoe)

Proved
Developed Producing	170.8	134.2	3,988	3,295	4,756	3,200	37,210	28,867
Developed Non-Producing	19.7	15.1	351	281	325	230	3,959	3,033
Undeveloped	19.9	15.2	—	—	240	174	3,552	2,700

Total Proved	210.4	164.5	4,339	3,576	5,320	3,605	44,722	34,600

Probable	95.3	74.6	1,746	1,421	1,902	1,331	19,532	15,185

Total Proved Plus Probable	305.7	239.1	6,085	4,998	7,222	4,936	64,254	49,785

Net Present Value of Future Net Revenue – Forecast Prices and Costs

The following table summarizes the net present values of future net revenue attributable to reserves evaluated at December 31, 2004 for the Paddock Lindstrom forecast prices and costs case. The net present values are reported before income tax and after income tax at discount values of 0 percent, 5 percent, 10 percent, 15 percent, and 20 percent.

	Net Present Values of Future Net Revenue, $ Millions
	Before Income Taxes					After Income Taxes
Reserves Category	Discounted at					Discounted at
($ millions)	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%

Proved
Developed Producing	866.7	709.1	608.6	538.0	485.3	731.9	601.0	519.0	461.7	419.0
Developed Non-Producing	89.5	73.8	64.1	57.1	51.7	58.9	49.0	43.3	39.2	36.0
Undeveloped	72.6	47.3	33.9	25.8	20.3	48.0	31.4	22.5	17.0	13.4

Total Proved	1,028.9	830.2	706.6	620.9	557.3	838.8	681.4	584.7	517.9	468.4
Probable	429.8	276.7	201.0	155.9	125.9	285.0	185.7	136.3	106.7	86.9

Total Proved Plus Probable	1,458.7	1,106.8	907.6	776.8	683.2	1,123.8	867.1	721.0	624.6	555.3

Total Future Net Revenue by Production Group — Forecast Prices and Costs

The following table summarizes the total undiscounted future net revenue evaluated at December 31, 2004 using Paddock Lindstrom’s forecast prices and costs.

						Future		Future
						Net		Net
						Revenue		Revenue
Reserves					Well	Before		After
Category			Operating	Development	Abandonment	Income	Income	Income
($ millions)	Revenue	Royalties(1)	Costs	Costs	Costs	Taxes	Taxes	Taxes

Proved	1,819.8	357.1	381.8	25.7	26.4	1,028.9	190.0	838.8

Proved Plus Probable	2,645.6	516.9	565.3	73.7	31.0	1,458.7	334.9	1,123.8

(1)	Royalties includes crown royalties, and overriding royalties and are net of other income.

Future Net Revenue by Production Group - Forecast Prices and Costs

The following table summarizes the net present value of future net revenue by production group evaluated at December 31, 2004 using Paddock Lindstrom’s forecast prices and costs, discounted at 10 percent.

		Future Net Revenue Before
		Income Taxes
		(discounted at 10%)
Reserves Category	Production Group	($ millions)

Proved	Associated and Non Associated Gas	612.3
	Light and medium crude oil	90.5
	Other revenue	3.8

Total Proved		706.6

Proved Plus Probable	Associated and Non Associated Gas	789.8
	Light and medium crude oil	113.8
	Other revenue	4.0

Total Proved Plus Probable		907.6

Summary of Pricing and Inflation Rate Assumptions

The following table summarizes the prices and costs used in the Paddock Lindstrom Report in calculating the net present value of future net revenue attributable to reserves.

Constant Price and Costs

	Segregated			Edmonton Light	Bow River Medium	Estimated Corporate	Exchange
	Condensate	Edmonton Butane	Edmonton Propane	Crude Oil	Crude Oil	Average Plantgate	Rate(1)
	(Cdn$/Bbl)	(Cdn$/Bbl)	(Cdn$/Bbl)	(Cdn$/Bbl)	(Cdn$/Bbl)	(Cdn$/Mcf)	(US$/Cdn$)

2004	54.36	42.06	35.71	50.96	26.27	6.50	0.82

(1)	Exchange rates used to generate the benchmark reference prices in this table.

Forecast Prices and Costs

	U.S. Henry Hub			Edmonton				Inflation	Exchange
	Gas Price	Average AGRP	WTI	Reference Price	Condensate	Butane	Propane	Rates(1)	Rate(2)
	(US$/MMbtu)	(Cdn$/MMbtu)	(US$/Bbl)	(Cdn$/Bbl)	(Cdn$/Bbl)	(Cdn$/Bbl)	(Cdn$/Bbl)	(%/year)	(US$/Cdn$)

2005	6.30	6.55	42.00	50.22	50.22	37.16	30.13	0.02	0.82
2006	6.10	6.34	40.00	47.76	47.76	34.87	28.66	0.02	0.82
2007	5.90	6.07	37.50	44.69	44.69	32.18	26.81	0.02	0.82
2008	5.70	5.81	35.00	41.62	41.62	29.14	24.97	0.02	0.82
2009	5.50	5.54	33.00	39.16	39.16	27.41	23.50	0.02	0.82

(1)	Inflation rates for forecasting prices and costs.

(2)	Exchange rates used to generate the benchmark reference prices in this table.

Additional Information Relating to Reserves Data

Undeveloped Reserves

The following table summarizes the gross proved undeveloped reserves for the most recent five financial years, using forecast prices and costs.

Product	2004	2003	2002	2001	2000

Natural Gas (Bcf)	19.9	3.5	3.9	—	4.3
Light and medium crude oil (MBbl)	—	437	437	328	—
Natural Gas Liquids (MBbl)	240	55	46	—	—

These reserves are classified as proved undeveloped if they are expected to be recovered from new wells on previously undrilled acreage with untested reservoir characteristics, or they are reserves from existing wells that require major capital expenditures to bring them on production.

The following table summarizes the gross probable undeveloped reserves for the most recent five financial years, using forecast prices and costs.

Product	2004	2003	2002	2001	2000

Natural Gas (Bcf)	40.2	2.7	3.3	1.4	11.3
Light and medium crude oil (MBbl)	225	109	219	202	—
Natural Gas Liquids (MBbl)	484	38	30	5	5

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

Reserve Category	2005E		2006E		2007E		2008E		2009E
($ millions)	0%	10%	0%	10%	0%	10%	0%	10%	0%	10%

Proved:
Constant Price Case	18.7	17.8	5.9	5.1	—	—	—	—	—	—
Forecast Price Case	18.7	17.8	5.9	5.1	—	—	—	—	—	—

Proved & Probable Reserves:
Constant Price Case	62.4	59.5	9.0	7.8	—	—	—	—	0.1	—
Forecast Price Case	62.4	59.5	9.0	7.8	—	—	—	—	0.1	—

APPENDIX C

EFFECT OF THE TRUST SPINOUT ON PARAMOUNT

EFFECT OF THE TRUST SPINOUT ON PARAMOUNT

GENERAL

Following the completion of the Trust Spinout, Paramount will continue to be an independent Canadian energy company involved in the exploration, development, production, processing, transportation and marketing of natural gas and oil, and is expected to have production of approximately 20,000 Boe/d initially. Paramount’s principal properties will be located primarily in Alberta, the Northwest Territories and British Columbia in Canada. Paramount will also have properties in Saskatchewan and offshore the East Coast in Canada, and in Montana, North Dakota and California in the United States.

RESERVES

Following completion of the Trust Spinout, the reserves of Paramount as of December 31, 2004 will be as set forth in Appendix A.

BUSINESS FOCUS

Following completion of the Trust Spinout, Paramount’s remaining assets will be concentrated in its four existing core areas of Grande Prairie; Northwest Alberta/Cameron Hills, NWT; Liard, NWT/Northeast British Columbia; and Southern, and Paramount will continue to operate in the West Kaybob area. Paramount will continue to operate as a growth-oriented exploration and development company and will continue to pursue long term exploration, development and exploitation opportunities in the Colville Lake area of the Northwest Territories and steam-assisted gravity drainage developments in the bitumen areas of Northeast Alberta.

RELATIONSHIP BETWEEN PARAMOUNT AND THE TRUST AFTER THE TRUST SPINOUT

Although Paramount will initially own 19 percent of the outstanding units of the Trust, Paramount and the Trust will be separate entities.

Following completion of the Trust Spinout, approximately 100 of Paramount’s employees will become employees of the Trust. The Trust will also have access to certain of Paramount’s remaining employees under a services agreement pursuant to which Paramount will assist the Trust with the operation of its properties and the administration of the Trust. Either party will have the ability to terminate the services agreement upon six months’ prior written notice to the other party. It is anticipated that the Trust will ultimately operate completely independently from Paramount with its own full complement of management and employees.

DIRECTORS AND MANAGEMENT

The Trust Spinout is not expected to result in any change to Paramount’s directors or senior management.

SHARE CAPITAL

The authorized and issued share capital of Paramount will change upon completion of the Trust Spinout. See the section entitled “Description of Share Capital” in Appendix E to the information circular of Paramount dated February 28, 2005 in respect of the Trust Spinout, which is incorporated by reference herein.

APPENDIX D

REPORT ON RESERVES DATA
BY INDEPENDENT QUALIFIED RESERVES EVALUATORS

REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATORS

To the Board of Directors of Paramount Resources Ltd. (the “Company”):

1.	We have evaluated the Company’s reserves data as at December 31, 2004. The reserves data consists of the following:

(a)	(i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b)	(i) proved oil and gas reserves estimated as at December 31, 2004 using constant prices and costs; and

(ii) the related estimated future net revenue.

2.	The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.	Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4.	The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2004, and identifies the respective portions thereof that we have evaluated and reported on to the Company’s board of directors:

	Description and		Net Present Value of Future Net Revenue $M
Independent Qualified	Preparation Date of	Location of	(before income taxes, 10% discount rate)
Reserves Evaluator	Evaluation Report	Reserves	Audited	Evaluated	Reviewed	Total
McDaniel & Associates Consultants Ltd.	February 1, 2005	Canada/U.S.A.	—	$751,732	—	$751,732
Paddock Lindstrom & Associates Ltd.	January 28, 2005	Canada	—	$907,597	—	$907,597

Totals				$1,659,329		$1,659,329

5.	In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6.	We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7.	Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

(signed) McDaniel & Associates Consultants Ltd.	(signed) Paddock Lindstrom & Associates Ltd.
Calgary, Alberta, Canada	Calgary, Alberta, Canada

March 9, 2005

APPENDIX E

REPORT OF MANAGEMENT AND DIRECTORS
ON RESERVES DATA AND OTHER INFORMATION

REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION

Management of Paramount Resources Ltd. (the “Company”) is responsible for the preparation and disclosure of information with respect to the Company’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a)	(i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b)	(i) proved oil and gas reserves estimated as at December 31, 2004 using constant prices and costs; and

(ii) the related estimated future net revenue.

Independent qualified reserves evaluators have evaluated the Company’s reserves data. The report of the independent qualified reserves evaluators will be filed with securities regulatory authorities concurrently with this report.

The Audit Committee of the board of directors of the Company has:

(a)	reviewed the Company’s procedures for providing information to the independent qualified reserves evaluators;

(b)	met with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation; and

(c)	reviewed the reserves data with management and the independent qualified reserves evaluators.

The Audit Committee has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has on the recommendation of the Audit Committee, approved:

(a)	the content and filing with securities regulatory authorities of the reserves data and other oil and gas information contained in the Company’s annual information form accompanying this report;

(b)	the filing of the report of the independent qualified reserves evaluators on the reserves data; and

(c)	the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(signed) Clayton H. Riddell	(signed) Bernard K. Lee
Chief Executive Officer	Chief Financial Officer

(signed) James H. T. Riddell	(signed) John B. Roy
Director	Director

March 30, 2005

APPENDIX F

AUDIT COMMITTEE CHARTER

PARAMOUNT RESOURCES LTD.
AUDIT COMMITTEE
CHARTER

(Adopted by the Board of Directors on March 23, 2004)

A. PURPOSE

     The overall purpose of the Audit Committee (the “Committee”) is to ensure that the Corporation’s management has designed and implemented an effective system of internal financial controls and disclosure controls and procedures, to review and report on the integrity of the consolidated financial statements of the Corporation, to review the Corporation’s compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of material facts and to review the Corporation’s externally disclosed oil and gas reserves estimates including reviewing the qualifications of, and procedures used by, the independent engineering firm responsible for evaluating the Corporation’s reserves.

B. COMPOSITION, PROCEDURES AND ORGANIZATION

1.	The Committee shall consist of at least three members of the Board of Directors (the “Board”), all of whom shall be “unrelated directors”, as that term is defined in section 473(2) of the Corporate Governance Guidelines of the Toronto Stock Exchange[1] who meet the requirements of Section 3.5(1) of National Instrument 51-101[2] and the requirements of Section 1.4 of the proposed Multilateral Instrument 52-110[3].

2.	All of the members of the Committee shall be “financially literate” (i.e. able to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issuer that can be reasonably expected to be raised by the issuer’s financial statements).

3.	The Audit Committee shall be responsible for assessing, on a periodic basic, whether any member of the Committee meets the criteria for being a “financial expert” pursuant to Section 407 of the Sarbanes-Oxley Act.

4.	The Board shall appoint the members of the Committee. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

5.	Unless the Board shall have appointed a chair of the Committee, the members of the Committee shall elect a chair from among their members.

6.	The Corporate Secretary of the Corporation shall be the secretary of the Committee, unless otherwise determined by the Committee.

7.	The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

8.	The Committee shall have access to such officers and employees of the Corporation and to the Corporation’s external auditors, and to such information respecting the Corporation, as it considers necessary or advisable in order to perform its duties and responsibilities.

9.	Meetings of the Committee shall be conducted as follows:

(b)	the Committee shall meet at least four times annually at such times and at such locations as may be requested by the chair of the Committee. The external auditors or any member of the Committee may request a meeting of the Committee;

(c)	the external auditors shall receive notice of and have the right to attend all meetings of the Committee; and

(d)	the following management representatives shall be invited to attend all meetings, except executive sessions and private sessions with the external auditors:

President and Chief Operating Officer Chief Financial Officer Controller Corporate Secretary

(e)	other management representatives shall be invited to attend as necessary.

10.	The external auditors shall report directly to the Committee and the external auditors and internal auditors (if any) shall have a direct line of communication to the Committee through its chair and may bypass management if deemed necessary. The Committee, through its chair, may contact directly any employee in the Corporation as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.

11.	The Committee may retain, at the Corporation’s expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties and may set and pay the compensation for any advisor engaged. The Committee will notify the Chairman of the Corporate Governance Committee whenever independent consultants are engaged.

C. ROLES AND RESPONSIBILITIES

1.	The overall duties and responsibilities of the Committee shall be as follows:

(a)	to assist the Board in the discharge of its responsibilities relating to the Corporation’s accounting principles, reporting practices and internal controls and its approval of the Corporation’s annual and quarterly consolidated financial statements and management’s discussion and analysis;

(b)	to establish and maintain a direct line of communication with the Corporation’s internal (if any) and external auditors and assess their performance;

(c)	to ensure that the management of the Corporation has designed, implemented and is maintaining an effective system of internal financial controls and disclosure controls and procedures;

(d)	to periodically review the audit and non-audit services pre-approval policy and recommend to the Board any changes which the Committee deems appropriate;

(e)	to periodically consider whether there is a need to outsource internal audit functions or create an internal audit department;

(f)	to assist the Board in the discharge of its responsibilities relating to the evaluation and disclosure of its oil and gas reserves and oil and gas activities and the approval and filing of all necessary statements and reports related thereto;

(g)	to receive and review complaints received pursuant to the Corporation’s Whistleblower Policy and oversee and provide direction on the investigation and resolution of such concerns and to periodically review the said policy and recommend to the Board changes which the Committee may deem appropriate;

(h)	to report regularly to the Board on the fulfillment of its duties and responsibilities;

(i)	to identify and monitor the management of the principal risks that could impact the financial reporting of the Corporation; and

(j)	review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.

2.	The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:

(a)	to be directly responsible for overseeing the work of the external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditors regarding financial reporting;

(b)	to recommend to the Board a firm of external auditors to be nominated for appointment by the shareholders of the Corporation, and to monitor and verify the independence of such external auditors;

(c)	to review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors;

(d)	review the audit plan of the external auditors prior to the commencement of the audit;

(e)	to review with the external auditors, upon completion of their audit:

(i)	contents of their report;

(ii)	scope and quality of the audit work performed;

(iii)	adequacy of the Corporation’s financial and auditing personnel;

(iv)	co-operation received from the Corporation’s personnel during the audit;

(v)	internal resources used;

(vi)	significant transactions outside of the normal business of the Corporation;

(vii)	significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and

(viii)	the non-audit services provided by the external auditors, as pre-approved pursuant to the audit and non-audit services pre-approval policy;

(f)	to discuss with the external auditors the quality and not just the acceptability of the Corporation’s accounting principles;

(g)	to review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Corporation; and

(h)	to implement structures and procedures to ensure that the Committee meets the external auditors on a regular basis in the absence of management.

3.	The duties and responsibilities of the Committee as they relate to the internal control procedures of the Corporation are to:

(a)	review the appropriateness and effectiveness of the Corporation’s policies and business practices which impact on the financial integrity of the Corporation, including those relating to insurance, accounting, information services and systems and financial controls, management reporting and risk management;

(b)	review compliance under the Corporation’s Code of Business Conduct Policy with those matters addressed in the policy which affect the financial integrity of the Corporation and to periodically review this policy and recommend to the Board changes which the Committee may deem appropriate; and

(c)	periodically review the Corporation’s financial and auditing procedures and the extent to which recommendations made by the internal accounting staff or by the external auditors have been implemented.

4.	The Committee is also charged with the responsibility to:

(a)	review and recommend to the Board for its approval, the Corporation’s annual financial statements, management’s discussion and analysis, annual information form and annual earnings press releases before the Corporation publicly discloses this information;

(b)	review and approve the Corporation’s interim financial statements, interim management’s discussion and analysis including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto and interim earnings press releases before the Corporation publicly discloses this information;

(c)	review and approve the financial sections of:

(i)	the annual report to shareholders;

(ii)	the annual information form;

(ii)	prospectuses;

(iv)	other public reports requiring approval by the Board; and

(v)	press releases related thereto,

and report to the Board with respect thereto;

(d)	review regulatory filings and decisions as they relate to the Corporation’s consolidated financial statements;

(e)	review the appropriateness of the policies and procedures used in the preparation of the Corporation’s consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

(f)	review and report on the integrity of the Corporation’s consolidated financial statements;

(g)	review the minutes of any audit committee meeting of subsidiary companies;

(h)	review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Corporation and the manner in which such matters have been disclosed in the consolidated financial statements;

(i)	review the Corporation’s compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of material facts; and

(j)	develop a calendar of activities to be undertaken by the Committee for each ensuing year related to the Committee’s duties and responsibilities as set forth in this Charter and to submit the calendar in the appropriate format to the Board of Directors within a reasonable period of time following each annual general meeting of shareholders.

5.	The duties and responsibilities of the Committee as they relate to the Corporation’s oil and gas reserves estimates are to:

(a)	review, with reasonable frequency, the Corporation’s procedures relating to the disclosure of information with respect to oil and gas activities, including its procedures for complying with the disclosure requirements and restrictions of all applicable laws, rules, regulations and policies including National Instrument 51-101 and amendments thereto;

(b)	review the appointment of the independent engineering firm responsible for evaluating the Corporation’s reserves, and in the case of any proposed change in such appointment, determine the reasons for the proposal and whether there have been disputes between the appointed reserves evaluator and Management of the Corporation;

(c)	review, with reasonable frequency, the Corporation’s procedures for providing information to the reserves evaluator;

(d)	before recommending approval of the filing of reserves data and the report of the reserves evaluator as required under all applicable laws, rules, regulations and policies including National Instrument 51-101 and amendments thereto, meet with Management and the reserves evaluator to:

(i)	determine whether any restrictions affect the ability of the reserves evaluator to report on reserves data without reservation, and

(ii)	review the reserves data and the report of the reserves evaluator

(e)	review, discuss with and make recommendations to the Board with respect to:

(i)	approving the content and filing of the reserves statement; (ii) the filing of the report of the reserves evaluator; and

(ii)	the filing of the report of the reserves evaluator; and

(iii)	the content and filing of the report of Management and Directors;

as required or specified under all applicable laws, rules, regulations and policies including National Instrument 51-101 and amendments thereto.

D. ANNUAL REVIEW AND ASSESSMENT

     The Committee shall conduct an annual review and assessment of its performance, including compliance with this Charter and its role, duties and responsibilities, and submit such report to the Corporate Governance Committee for consideration and recommendations.

[1]	“unrelated director” means a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interest of the company, other than interests and relationships arising from shareholding.

[2]	3.5 Reserves Committee

(1)	The board of directors of a reporting issuer may, subject to subsection (2), delegate the responsibilities set out in section 3.4 to a committee of the board of directors, provided that a majority of the members of the committee

(a)	are individuals who are not and have not been, during the preceding 12 months:

(i)	an officer or employee of the reporting issuer or of an affiliate of the reporting issuer;

(ii)	a person who beneficially owns 10 percent or more of the outstanding voting securities of the reporting issuer; or

(iii)	a relative of a person referred to in subparagraph (a)(i) or (ii), residing in the same home as that person; and

(b)	are free from any business or other relationship which could reasonably be seen to interfere with the exercise of their independent judgement.)

(2)	Despite subsection (1), a board of directors of a reporting issuer shall not delegate its responsibility under paragraph 3.4(e) to approve the content or the filing of the information.

[3]	1.4 Meaning of Independence —

(1)	A member of an audit committee is independent if the member has no direct or indirect material relationship with the issuer.

(2)	For the purposes of subsection (1), a material relationship means a relationship which could, in the view of the issuer’s board of directors, reasonably interfere with the exercise of a member’s independent judgement.

(3)	Despite subsection (2), the following individuals are considered to have a material relationship with an issuer:

(a)	an individual who is, or has been, an employee or executive officer of the issuer, unless the prescribed period has elapsed since the end of the service or employment;

(b)	an individual whose immediate family member is, or has been, an executive officer of the issuer, unless the prescribed period has elapsed since the end of the service or employment;

(c)	an individual who is, or has been, an affiliated entity of, a partner of, or employed by, a current or former internal or external auditor of the issuer, unless the prescribed period has elapsed since the person’s relationship with the internal or external auditor, or the auditing relationship, has ended;

(d)	an individual whose immediate family member is, or has been, an affiliated entity of, a partner of, or employed in a professional capacity by, a current or former internal or external auditor of the issuer, unless the prescribed period has elapsed since the person’s relationship with the internal or external auditor, or the auditing relationship, has ended;

(e)	an individual who is, or has been, or whose immediate family member is or has been, an executive officer of an entity if any of the issuer’s current executive officers serve on the entity’s compensation committee, unless the prescribed period has elapsed since the end of the service or employment;

(f)	an individual who

(i)	has a relationship with the issuer pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the issuer or any subsidiary entity of the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or

(ii)	receives, or whose immediate family member receives, more than $75,000 per year in direct compensation from the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee, unless the prescribed period has elapsed since he or she ceased to receive more than $75,000 per year in such compensation.

(g)	an individual who is an affiliated entity of the issuer or any of its subsidiary entities.

(4)	For the purposes of subsection (3), the prescribed period is the shorter of

(a)	the period commencing on March 30, 2004 and ending immediately prior to the determination required by subsection (3); and

(b)	the three year period ending immediately prior to the determination required by subsection (3).

(5)	For the purposes of clauses (3)(c) and (3)(d), a partner does not include a fixed income partner whose interest in the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with an internal or external auditor if the compensation is not contingent in any way on continued service.

(6)	For the purposes of clause (3)(f), compensatory fees and direct compensation do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

(7)	For the purposes of subclause 3(f)(i), the indirect acceptance by a person of any consulting, advisory or other compensatory fee includes acceptance of a fee by

(a)	a person’s spouse, minor child or stepchild, or a child or stepchild who shares the person’s home; or

(b)	an entity in which such person is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the issuer or any subsidiary entity of the issuer.

(8)	Despite subsection (3), a person will not be considered to have a material relationship with the issuer solely because he or she

(a)	has previously acted as an interim chief executive officer of the issuer, or

(b)	acts, or has previously acted, as a chair or vice-chair of the board of directors or any board committee, other than on a full-time basis.

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD & A”)

Paramount Resources Ltd. (“Paramount” or the “Company”) is pleased to report its financial and operating results for the year ended December 31, 2004.

The following discussion of financial position and results of operations should be read in conjunction with the consolidated financial statements and related notes for the year ended December 31, 2004. The consolidated financial statements have been prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”). A reconciliation to United States GAAP is included in Note 17 to the consolidated financial statements.

This MD&A contains forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. The forward-looking statements in this MD&A include statements with respect to, among other things: Paramount’s business strategy, Paramount’s intent to control marketing and transportation activities, the weighting of Paramount’s production toward natural gas, reserve estimates, production estimates, financial instrument policies, asset retirement obligations, the size of available income tax pools, the renewal of the Company’s credit facility, the funding sources for the Company’s capital expenditure program, cash flow estimates, environmental risks faced by the Company and compliance with environmental regulations, commodity prices, and the impact of the adoption of various Canadian Institute of Chartered Accountants Handbook Sections and Accounting Guidelines.

Although Paramount believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on them because the Company can give no assurance that such expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including known and unknown risks and uncertainties inherent in the Company’s business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate and interest rate fluctuations, availability of services and supplies, market competition, uncertainties in the estimates of reserves, the timing of development expenditures, production levels and the timing of achieving such levels, the Company’s ability to replace and expand oil and gas reserves, the sources and adequacy of funding for capital investments, future growth prospects and current and expected financial requirements of the Company, the cost of future asset retirement obligations, the Company’s ability to enter into or renew leases, the Company’s ability to secure adequate product transportation, changes in environmental and other regulations, the Company’s ability to extend its debt on an ongoing basis, and general economic conditions. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement. We undertake no obligation to update our forward-looking statements except as required by law.

Included in this MD&A are references to financial measures such as cash flow from operations (“cash flow”) and cash flow per share. While widely used in the oil and gas industry, these financial measures have no standardized meaning and are not defined by Canadian generally accepted accounting principles (“GAAP”). Consequently, these are referred to as non-GAAP financial measures. Cash flow appears as a separate caption on the Company’s consolidated statement of cash flows and is reconciled to net earnings. Paramount considers cash flow a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future growth through capital investment and to repay debt. Cash flow should not be considered an alternative to, or more meaningful than, net earnings as determined in accordance with GAAP, as an indicator of the Company’s performance.

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

Early in 2003, the Company disposed of a significant number of assets to Paramount Energy Trust. The net book value of the assets amounted to $244.4 million (17 percent) of total assets as of December 31, 2002, 94.8 Mcf/d (39 percent) of total natural gas production, and 15,807 Boe/d (34 percent) of total production. As such, the 2002 comparative figures shown in this MD&A report contains the results of these assets and should be read and interpreted with this understanding.

As of March 8, 2005 Paramount had 63.9 million common shares outstanding.

The date of this MD&A is March 9, 2005.

Additional information on the Company, including the Annual Information Form, can be found on the SEDAR website at www.sedar.com.

Paramount Resources Ltd. (Paramount” or the “Company”) is an independent Canadian energy company involved in the exploration, development, production, processing, transportation and marketing of natural gas and oil. The Company’s principal properties are located in Alberta, the Northwest Territories and British Columbia in Canada. The Company also has properties in Saskatchewan and offshore the East Coast in Canada, and in Montana and North Dakota in the United States. Management’s strategy is to maintain a balanced portfolio of opportunities, to grow reserves and production in the Company’s core areas while maintaining a large inventory of undeveloped acreage, to focus on natural gas as a commodity, and to selectively enter into joint venture agreements for high risk/high return prospects.

Significant Events

REORGANIZATION

On December 13, 2004 Paramount announced that its Board of Directors had unanimously approved a proposed reorganization which would result in Paramount’s shareholders receiving units of a new energy trust (the “Trust”, now named Trilogy Energy Trust) which will indirectly own existing properties of Paramount with current production of approximately 25,000 Boe/d (the “Trust Spinout”). Under the Trust Spinout, Paramount’s shareholders will continue to be shareholders of Paramount, which will continue to operate as it has in the past.

The Company has also announced that a special meeting of security holders to consider its previously announced trust spinout transaction is scheduled to be held on Monday, March 28, 2005. The Trust Spinout is expected to be effected through an arrangement under the Business Corporations Act (Alberta). The transaction is subject to approval by the shareholders and option holders of Paramount, the Court of Queen’s Bench of Alberta and regulatory authorities.

At the meeting, holders of Paramount common shares and options will be asked to approve the Trust Spinout which would result in Paramount shareholders receiving units of a new energy trust, to be known as Trilogy Energy Trust (“Trilogy”). Upon completion of the Trust Spinout, Paramount shareholders will own 100 percent of post-reorganization Paramount and 81 percent of the outstanding units of Trilogy. Paramount will own the remaining 19 percent of the outstanding units of Trilogy. Shareholders will receive one trust unit for each existing common share. Based on the number of Paramount shares outstanding on February 25, 2005, there are expected to be approximately 63.9 million common shares of Paramount and 78.9 million units of Trilogy outstanding upon completion of the Trust Spinout.

Trilogy will, subject to approval, indirectly own certain of Paramount’s existing assets with current production of approximately 25,000 Boe/d (80 percent natural gas). These assets, in the Kaybob and Marten Creek areas of Alberta, are primarily low-risk, high working interest properties that are geographically concentrated with numerous infill drilling opportunities and good access to infrastructure and processing facilities to be operated and controlled by Trilogy. The balance of Paramount’s assets, consisting of its predominantly growth-oriented assets, will remain with Paramount. Current production from these assets is approximately 20,000 Boe/d (75 percent natural gas). Through Paramount, shareholders will participate in the potential upside of its remaining predominantly growth-

oriented assets. Through Trilogy, unitholders will receive regular distributions of cash derived from the cash flow produced by Trilogy’s low-risk development assets.

Due to Trilogy’s extensive development drilling portfolio, it is anticipated that Trilogy will retain approximately 35 percent of its cash flow for capital expenditures with the remaining 65 percent of its cash flow being distributed to unitholders in monthly distributions. This extensive development drilling portfolio is expected to make Trilogy less reliant on the competitive acquisition market for developed assets to maintain and grow distributions. Paramount believes that the Trust Spinout will enhance value for shareholders by dividing Paramount’s assets into two specific groups, consisting of (i) the higher free cash flow Kaybob and Marten Creek assets which will be owned through Trilogy, and (ii) the predominantly growth oriented assets that will continue to be owned by Paramount. The Trust Spinout will allow shareholders to participate either separately or on a combined basis in the growth potential and low-risk development qualities of Paramount’s assets.

Paramount believes that the post-transaction structure better aligns risks and returns from each asset class in a way that is both sustainable and tax effective. If the necessary securityholder and court approvals are obtained and other conditions are satisfied, the Trust Spinout is expected to be completed on or about April 1, 2005.

NOTE REDEMPTION

On December 30, 2004 the Company redeemed approximately US$41.7 million of the 7 7/8 percent senior notes due 2010 and US$43.7 million of the 8 7/8 percent notes due 2014. The indentures governing the notes permit the Company to redeem up to 35 percent of the aggregate principal amount of each series of notes outstanding. The redemptions were made pursuant to the rights offering arising from the Company’s October equity offerings.

NOTE EXCHANGE

On December 17, 2004, Paramount commenced the exchange offer and consent solicitation for its 7 7/8 percent Senior Notes due 2010 (the “2010 Notes”) and 8 7/8 percent Senior Notes due 2014 (the “2014 Notes”). On February 7, 2005, the Company completed the notes offer by issuing US $213.6 million principal amount of 2013 notes and paying aggregate cash consideration of approximately US $36.2 million in exchange for approximately 99.31 percent of the 2010 notes and 100 percent of the 2014 notes. The 2013 notes bear interest at a rate of 8 1/2 percent per annum and mature January 31, 2013. The notes are secured by approximately 80 percent of the Trust units that will be owned by Paramount following completion of the Trust Spinout (see Reorganization Announcement above).

EQUITY ISSUANCE

On October 26, 2004, Paramount completed its public offering of 2,500,000 common shares (including 500,000 common shares issued following the exercise in full of the underwriters’ option) at a price of $23.00 per share for gross proceeds of $57.5 million.

On October 15, 2004, Paramount completed the private placement of 2,000,000 common shares issued on a “flow-through” basis at $29.50 per share. The gross proceeds of the issue were $59 million.

DISPOSITION OF ASSETS

On July 27, 2004, Wilson Drilling Ltd. (“Wilson”), a private drilling company in which Paramount owns a 50 percent equity interest, closed the sale of its drilling assets for $32 million to a publicly traded Income Trust. The gross proceeds were $19.2 million in cash with the balance in exchangeable shares. The exchangeable shares can be redeemed for trust units in the Income Trust, subject to customary securities laws and regulations. In connection with the closing of the sale, certain indebtedness related to these operations has been extinguished.

$87 MILLION ASSET ACQUISITION

On August 16, 2004, Paramount completed the acquisition of assets in the Marten Creek area in Grande Prairie for $86.9 million, after adjustments. The assets acquired were producing approximately 14 MMcf/d of natural gas, or 2,300 Boe/d. The reserves attributable to the properties as of July 1, 2004, as estimated by McDaniel and Associates, consist of proved reserves of approximately 17.4 Bcf of natural gas, or 2.9 million Boe; proved plus probable reserves of approximately 22.2 Bcf or 3.7 million Boe. The asset retirement associated with these assets is $2.1 million. In accounting for this acquisition, the Company recorded a future tax asset in the amount of $89.0 million.

$185 MILLION ASSET ACQUISITION

On June 30, 2004, Paramount completed the acquisition of assets in the Kaybob area of central Alberta and the Fort Liard area of the Northwest Territories for $185.1 million, after adjustments. The properties acquired were producing approximately 10,000 Boe/d, comprised of 40 MMcf/d of natural gas and 3,300 Bbl/d of oil and natural gas liquids (“NGL”). The reserves attributable to the properties as of June 1, 2004 were estimated by Paramount to consist of proved reserves of approximately 47.2 Bcf of natural gas and 4.4 million Bbl of oil and NGL, or a total of 12.3 million Boe; proved plus probable reserves of approximately 93.6 Bcf of natural gas and 6.7 million Bbl of oil and NGL, or a total of 22.2 million Boe.

On August 12, 2004, Paramount disposed of the Notikewan assets acquired in the $185 million asset acquisition for approximately $20 million. No gain or loss was recorded on the transaction.

ISSUANCE OF US $125 MILLION OF LONG-TERM SENIOR NOTES

On June 29, 2004, the Company issued US $125 million 8 7/8 percent Senior Notes due 2014. Proceeds from the Senior Notes issuance were used to partially finance the $185 million asset acquisition. Interest on the notes is payable semi-annually, beginning in 2005. The Company may redeem some or all of the notes at any time after July 15, 2009, at redemption prices ranging from 100 percent to 104.438 percent of the principal amount, plus accrued and unpaid interest to the redemption date, depending on the year in which the notes are redeemed. In addition, the Company may redeem up to 35 percent of the notes prior to July 15, 2007 at 108.875 percent of the principal amount, plus accrued interest to the redemption date, using the proceeds of certain equity offerings. The notes are unsecured and rank equally with all the Company’s existing and future senior unsecured indebtedness. The financing charges related to the issuance of the senior notes are capitalized to other assets and amortized evenly over the term of the notes.

Revenue & Production

Revenue (thousands of dollars)	2004	2003	2002

Natural gas, net of transportation	$425,626	$333,924	$311,438
Oil and natural gas liquids, net of transportation	124,990	100,135	72,750

Petroleum and natural gas revenue	550,616	434,059	384,188
Realized financial instrument gain (loss)	(683)	(53,204)	46,813
Unrealized financial instrument gain	19,376	—	—
Gain (loss) on investments	(34)	(1,020)	40,830

Gross revenue before royalties	$569,275	$379,835	$471,831

Petroleum and natural gas revenue totaled $550.6 million in 2004, as compared to $434.1 million in 2003 (2002 — $384.2 million). The increase in revenue is due to increased production and higher commodity prices. Stronger natural gas demand resulted in an increase of 12 percent in Paramount’s average natural gas sales price before financial instruments to $6.72/Mcf as compared to $5.99/Mcf in 2003 (2002 — $3.53/Mcf). The Company’s average natural gas price after financial instruments was $6.86/Mcf as compared to $5.16/Mcf in 2003 (2002 — $4.08/Mcf).

Natural gas production volumes averaged 173 MMcf/d in 2004, a 13 percent increase from the 153 MMcf/d produced in 2003 (2002 – 241 MMcf/d), primarily as a result of acquisitions made during the year.

Oil and natural gas liquids (“NGLs”) production averaged 7,297 Bbl/d in 2004, a two percent increase from 2003’s average production of 7,169 Bbl/d. Paramount’s average oil and NGL sales price before financial instruments was $46.80/Bbl in 2004 compared to $38.27/Bbl in 2003, primarily due to stronger market prices. In addition, the Company’s average oil and NGL price increased due to a change in product mix as a result of NGL and light oil properties acquired in 2004 replacing medium grade properties disposed of in October 2003.

Paramount’s 2004 production profile continued to be significantly weighted to natural gas. In 2004 natural gas production contributed 80 percent of Paramount’s total production compared to 78 percent in 2003 (2002 – 88 percent).

Fourth quarter petroleum and natural gas revenue before financial instruments totaled $165.8 million as compared to $86.1 million for the comparable quarter in 2003 (2002 — $135.0 million). The increase in revenue is due to increased production volumes and to higher commodity prices. Natural gas production volumes averaged 198 MMcf/d during the fourth quarter, an increase of 40 percent as compared to 141 MMcf/d for the comparable quarter in 2003 (2002 – 263 MMcf/d). The increase in natural gas production is primarily a result of production from acquired properties during the year. Oil and NGL sales averaged 8,903 Bbl/d in the fourth quarter of 2004 as compared to 5,877 Bbl/d for the comparable quarter in 2003 (2002 – 8,552 Bbl/d). Increased oil and NGL production during the fourth quarter of 2004 is mainly the result of increased NGL production associated with the properties acquired combined with a decrease in oil and NGL production resulting from the sale of Sturgeon lake in October, 2003.

The Alberta Securities Commission released National Instrument 51-101 (the “Instrument”) in 2003, with an effective date of September 30, 2003. The Instrument requires all reported petroleum and natural gas production to be measured in marketable quantities, with adjustments for heat content included in the commodity price reported. Commencing the fourth quarter of 2003 the Company adopted the Instrument prospectively. As such, fourth quarter 2003 and subsequent period natural gas production volumes are measured in marketable quantities, with adjustments for heat content and transportation reflected in the reported natural gas price.

Financial Instruments

Paramount’s financial success is contingent upon the growth of reserves and production volumes and the economic environment that creates a demand for natural gas and crude oil. Such growth is a function of the amount of cash flow that can be generated and reinvested into a successful capital expenditure program. To protect cash flow against commodity price volatility, the Company will, from time to time, manage cash flow by utilizing commodity price hedges. The financial instrument program is generally for periods of less than one year and would not exceed 50 percent of Paramount’s current production volumes.

At December 31, 2004, Paramount had the following commodity price financial instrument contracts in place:

	Amount	Price	Term

Sales Contracts
NYMEX Fixed Price	10,000 MMbtu/d	US $6.41	November 2004 - March 2005
NYMEX Fixed Price	10,000 MMbtu/d	US $7.46	November 2004 - March 2005
NYMEX Fixed Price	10,000 MMbtu/d	US $7.95	November 2004 - March 2005
AECO Fixed Price	20,000 GJ/d	$7.90	November 2004 - March 2005
AECO Fixed Price	20,000 GJ/d	$8.03	November 2004 - March 2005
AECO Fixed Price	20,000 GJ/d	$7.60	November 2004 - March 2005
NYMEX Call Option	20,000 MMbtu/d	US $10.00 Strike	December 2004 - March 2005
AECO Fixed Price	20,000 GJ/d	$6.28	April 2005 - June 2005
AECO Fixed Price	20,000 GJ/d	$6.30	April 2005 - June 2005
AECO Fixed Price	20,000 GJ/d	$6.80	April 2005 - June 2005
Purchase Contracts
AECO Fixed Price	20,000 GJ/d	$6.76	November 2004 - March 2005

Had these financial contracts been settled on December 31, 2004, using prices in effect at that time, the mark to market before tax gain would have totaled $14.2 million.

As at December 31, 2004, the Company had entered into the following physical delivery contracts:

Physical delivery contracts
Station 2 Fixed Price	8,000 GJ/d	$7.99	November 2004 - March 2005
Station 2 Fixed Price	12,000 GJ/d	$8.00	November 2004 - March 2005

Subsequent to December 31, 2004, the Company has entered into the following financial instrument contracts:

	Amount	Price	Term

Sales Contracts
NYMEX Fixed Price	1,000 Bbl/d	US $46.77	March 2005 - December 2005
NYMEX Fixed Price	1,000 Bbl/d	US $47.30	March 2005 - September 2005
NYMEX Fixed Price	1,000 Bbl/d	US $53.26	April 2005 - September 2005
AECO Fixed Price	10,000 GJ/d	$7.06	April 2005 - October 2005
AECO Fixed Price	10,000 GJ/d	$7.10	April 2005 - October 2005

On January 1, 2004, the Company adopted the recommendations set out by the Canadian Institute of Chartered Accountants (“CICA”) in Accounting Guideline (“AcG”) 13 – Hedging Relationships and Emerging Issues Committee Abstract 128 – Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments. According to the recommendations, financial instruments that do not qualify as a hedge under AcG 13 or are not designated as a hedge are recorded in the consolidated balance sheets as either an asset or a liability, with changes in fair value recorded in net earnings. The Company has chosen not to designate any of its financial instruments as hedges and accordingly, has used mark-to-market accounting for these instruments.

As a result of applying these recommendations, the Company recorded deferred financial instrument gains and losses at January 1, 2004 of $3.3 million and $1.8 million, respectively, representing the fair values of financial contracts outstanding at the beginning of the fiscal year. These deferred gains and losses are being recognized in the earnings over the term of the related contracts. Amortization for the year ended December 31, 2004 totaled $1.8 million for the deferred financial instrument loss and $1.6 million for the deferred financial instrument gain, for a net decrease in earnings before tax of $0.2 million.

In addition, the Company recorded a net financial instrument asset at December 31, 2004, with a fair value of $19.4 million. This amount reflects the unrealized changes in fair value of Paramount’s financial instruments.

The total gain on financial instruments for the period of $18.7 million is comprised of unrealized gains of $19.4 million (change in fair value of contracts recorded on transition — $1.3 million gain, amortization of the fair value of contracts — $(0.2) million loss, fair value of contracts entered into during the period — $18.3 million gain) less realized losses of $0.7 million. The $0.7 million realized cash losses on financial instruments for the year ended December 31, 2004 is a 99 percent decrease from the $53.2 million of realized cash losses on financial instruments for the 2003 comparative period.

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

During 2004, approximately 65 percent of Paramount’s natural gas sales were under long-term contracts to gas aggregators and direct-sales purchasers as compared to 75 percent and 43 percent for 2003 and 2002, respectively. The decrease in the percentage is due to decreased aggregator gas sales as well as termination of the Company’s Ventura northern border agreement.

Paramount closed a transaction in March 2005 whereby it acquired an indirect 25 percent ownership interest in a gas marketing limited partnership. In conjunction with the acquisition of the ownership interest, Paramount will make available for delivery an average of 150 million GJ/d of natural gas over a five year term, to be marketed on Paramount’s behalf by the gas marketing limited partnership.

Paramount and Summit Operating Partnership (which will become Trilogy Energy LP, subject to the completion of the Trust Spinout) have entered into a Call on Production Agreement. Under this agreement, Paramount will have the right to purchase all or any portion of Trilogy Energy LP’s available gas production at a price no less favourable than the price Paramount will receive on the resale of the natural gas to the gas marketing limited partnership. The term of the Call on Production Agreement will be no longer than five years.

Paramount is not entitled to demand collateral securities from the gas marketing limited partnership to ensure payment for the gas volumes delivered, but is entitled to other means of protection in this regard including stringent credit and risk management restrictions.

Netbacks

Netbacks ($/Boe)	2004	2003	2002

P&NG revenue, net of transportation	$41.61	$36.36	$25.50
Royalties	7.94	6.93	4.44
Operating costs	7.24	6.82	5.14

Operating netback	26.43	22.61	15.92
Realized financial instrument loss (gain)	0.05	4.47	(2.79)
General and administrative	1.91	1.60	0.95
Bad debt expense (recovery)	(0.42)	0.50	—
Lease rentals	0.27	0.30	0.27
Interest on long-term debt(1)	1.82	1.60	1.43
Current and Large Corporations Tax	0.51	0.23	0.55

Cash flow netback	$22.29	$13.91	$15.51

(1) Net of non-cash interest expense.

Royalties

Royalties (thousands of dollars)	2004	2003	2002

Crown royalties (net of ARTC)	$99,298	$78,996	$70,786
Other royalties	5,748	3,516	3,658

Net royalties	$105,046	$82,512	$74,444

Average corporate royalty rate as a percentage of petroleum and natural gas revenue before financial instruments	19.1%	19.0%	19.4%

For 2004, net royalties increased to $105.0 million from $82.5 million in 2003 (2002 – $74.4 million) due to higher production and commodity prices. As a percentage of revenue, Paramount’s corporate royalty rate is substantially unchanged from the prior year, at 19.1 percent compared to 19.0 percent in 2003.

Fourth quarter royalties totaled $30.4 million as compared to $10.7 million for the fourth quarter in 2003 (2002 — $28.2 million). The increase in royalty costs reflects the increase in production volumes and higher commodity prices.

Operating Costs

Operating Expenses (thousands of dollars)	2004	2003	2002

Operating expenses	$95,767	$81,193	$86,067

Net operating expenses per Boe	$7.24	$6.82	$5.14

Paramount’s 2004 operating expenses increased 18 percent to $95.8 million from $81.2 million in 2003 (2002 – $86.1 million). On a units-of-production basis, operating costs increased 6 percent to $7.24/Boe from $6.82/Boe in 2003 (2002 – $5.14/Boe). The industry in general experienced increases in the costs of goods and services particularly higher labour and energy costs. In addition, properties acquired by the Company during the year have higher per unit operating costs than existing Paramount properties. Paramount constructs and operates plant facilities and gathering systems as a corporate strategy in order to control the flow of its natural gas to market. These facilities incur fixed costs, which are in addition to the costs incurred at the well level, thereby increasing total operating expenses and the relative magnitude of the per unit costs.

Fourth quarter operating costs increased to $30.9 million as compared to $22.3 million a year earlier. Fourth quarter operating costs decreased on a units-of-production basis to $8.02/Boe from $8.25/Boe for the comparable quarter in 2003. The 2004 fourth quarter operating costs included workovers related to acquired properties, while the fourth quarter of 2003 included the settlement of a dispute with a facility operator, as well as post-closing adjustments related to the Sturgeon Lake property sale incurred during the quarter.

General and Administrative Expenses

General and Administrative Expenses (thousands of dollars)	2004	2003	2002

Gross general and administrative expenses	$41,007	$31,906	$30,868
Operating recoveries	(15,760)	(12,855)	(15,238)

Net general and administrative expenses	$25,247	$19,051	$15,630

Net general and administrative expenses per Boe	$1.91	$1.60	$0.95

General and administrative expenses, net of operating recoveries, increased to $25.2 million in 2004 as compared to $19.1 million in 2003 (2002 — $15.6 million). Paramount has increased its head-office staffing levels to enable the Company to identify and develop new core areas and build its production portfolio. This initiative has resulted in Paramount advancing its long-term projects such as Colville Lake, Northeast Alberta bitumen and coal bed methane, and developing successful new fields in existing core areas within Grande Prairie and Northwest Alberta. The Company has also increased administrative staff levels to ensure compliance with new corporate and reporting obligations in Canada and the United States; certain of these are a result of the US debt offerings closed in 2004. Paramount does not capitalize any general and administrative expenses with the exception of overhead recoveries.

Stock–Based Compensation

Prior to 2004, the Company accounted for its stock option plan using the fair value method. In 2004, the Company prospectively adopted the intrinsic value method to account for the Company’s stock-based compensation plan. For 2004, the Company recorded a $41.2 million non-cash expense using the intrinsic value method compared to the $1.2 million non-cash expense recorded in 2003 (2002 — $0.6 million) using the fair value method.

Interest Expense

Interest Expense (thousands of dollars)	2004	2003	2002

Interest expense	$25,399	$19,214	$23,943
Total debt, December 31	$459,141	$287,237	$539,270
Average debt outstanding for the period	$443,156	$340,919	$448,951

Interest expense increased to $25.4 million in 2004 from $19.2 million in 2003 (2002 – $23.9 million). The increase reflects higher average debt levels for the Company in 2004 as a result of acquisitions made in the current year.

Dry Hole Costs

Under the successful efforts method of accounting, costs of drilling exploratory wells are initially capitalized and, if subsequently determined to be unsuccessful, are charged to dry hole expense. Other exploration costs, including geological and geophysical costs and annual lease rentals, are charged to exploration expense as incurred. For 2004, dry hole costs amounted to $24.7 million as compared to $36.6 million in 2003 (2002 — $120.1 million). The 2004 provision includes $5.8 million of costs associated with wells drilled in the current year and $18.9 million associated with exploratory wells drilled in previous years.

Geological and geophysical expenses increased during 2004 to $8.7 million from $8.5 million in the previous year (2002 — $9.3 million).

Depletion, Depreciation and Amortization

The current year provision for depletion and depreciation expense totaled $191.6 million as compared to $165.1 million in 2003 (2002 – $169.4 million). Depletion and depreciation expense includes expired lease costs of $12.9 million. On a units-of-production basis, depletion and depreciation costs averaged $14.48/Boe as compared to $13.86/Boe in 2003 (2002 — $10.11/Boe).

Capital costs associated with undeveloped land of $164 million and non-producing petroleum and natural gas properties of $136 million totaling $300 million are excluded from capital costs subject to depletion in 2004 (2003 — $209 million).

Asset Retirement Obligations

Effective January 1, 2004, the Company retroactively adopted, with restatement, the Canadian Institute of Chartered Accountants (“CICA”) recommendation on Asset Retirement Obligations, which requires liability recognition for the fair value of retirement obligations associated with long-lived assets. Prior to January 1, 2004, the estimated future dismantlement and site restoration costs of natural gas and crude oil assets were provided for using the unit-or-production method.

As a result of this change, net earnings for the year ended December 31, 2003 decreased by $1.5 million ($0.02 per share). The asset retirement obligations liability as at December 31, 2003 increased by $40.4 million, property, plant and equipment, net of accumulated depletion, increased by $31.1 million, and future income tax liability decreased $3.7 million. Opening 2003 retained earnings decreased by $4.1 million to reflect the cumulative impact of depletion expense and accretion expense, net of the previously recognized cumulative site restoration provision and net of related future income taxes on the asset retirement obligations, recorded retroactively.

On an annual basis the Company reviews the liability for asset retirement obligations. For 2004, accretion expense for asset retirement obligations totaled $6.9 million as compared to $4.0 million in 2003. At December 31, 2004, the Company had recorded an asset retirement obligation liability for its petroleum and natural gas properties of $101.5 million (2003 — $61.6 million). The majority of the increase is due to the obligations associated with additional acquired properties purchased during the year.

Income Taxes

In 2004, Paramount recorded Large Corporations and other tax expense of $6.8 million as compared to $2.7 million in 2003.

The future income tax expense recorded for 2004 totaled $40.7 million, as compared to $63.5 million recovery in 2003.

Estimated Income Tax Pools (millions of dollars)	December 31, 2004	December 31, 2003

Undepreciated capital costs (UCC)	$257	$215
Canadian oil and gas property expenses (COGPE)	422	25
Canadian development expenses (CDE)	203	166
Canadian exploration expenses (CEE)	158	68
Other	33	21

Total estimated income tax pools	$1,073	$495

Paramount has available approximately $1,073 million of unutilized tax pools at December 31, 2004. These tax pools will be available for deduction in 2005 in accordance with Canadian income tax regulations at varying rates of amortization.

Cash Flow and Earnings

(thousands of dollars)	2004	2003	2002

Cash flow from operations	$295,566	$167,276	$259,916
Cash flow from operations per share - basic	$4.95	$2.78	$4.37
- diluted	$4.84	$2.77	$4.36

Net earnings	$41,174	$1,151	$10,307
Earnings per share - basic	$0.69	$0.02	$0.17
- diluted	$0.67	$0.02	$0.16

Paramount’s cash flow from operations increased 77 percent to $295.6 million from $167.3 million in 2003. The increase in cash flow was a result of a reduction in realized financial instrument losses in 2004 as compared to 2003, and an increase in revenues due to higher commodity prices and production. This was partially offset by higher operating costs, general and administrative expenses and interest.

Fourth quarter cash flow totaled $92.1 million, an increase of 113 percent from $43.2 million during the same period in 2003 (2002 — $62.1 million). The increase in cash flow is a result of higher production levels and increased commodity prices as compared to the fourth quarter of 2003.

The Company recorded net earnings of $41.2 million for the year ended 2004, as compared to net earnings of $1.2 million in 2003. The higher earnings in 2004 are primarily due to an increase in petroleum and natural gas sales resulting from higher production and commodity prices, financial instrument gains in 2004 as opposed to 2003 losses, and unrealized foreign exchange gains on US debt. This was partially offset by higher non-cash stock based compensation expense, depletion and depreciation expense, and future income tax expense.

Quarterly Information

Historical quarterly information, prepared by the Company in Canadian dollars and in accordance with GAAP, is as follows:

	Fiscal 2004 Three Months Ended
(thousands of dollars, except per share amounts)	December 31	September 30	June 30	March 31

Net revenues	$162,880	$127,192	$95,767	$79,179
Net earnings (loss)	$(17,753)	$45,812	$9,936	$3,179
Net earnings (loss) per common share - basic	$(0.28)	$0.78	$0.17	$0.05
- diluted	$(0.28)	$0.76	$0.17	$0.05

	Fiscal 2003 Three Months Ended
(thousands of dollars, except per share amounts)	December 31	September 30	June 30	March 31

Net revenues	$76,945	$65,415	$65,101	$91,446
Net earnings (loss)	$11,108	$(8,383)	$(1,888)	$314
Net earnings (loss) per common share - basic	$0.18	$(0.14)	$(0.03)	$0.01
- diluted	$0.18	$(0.14)	$(0.03)	$0.01

Quarterly net revenues have continued to increase since June 30, 2003, primarily as a result of an increase in production levels and higher commodity prices. The decrease in net revenue between March 31, 2003 and June 30, 2003 is primarily due to lower production volumes resulting from the disposition of assets to Paramount Energy Trust in the first quarter of 2003. The third and fourth quarter net revenues for 2004 reflect increased production resulting from the acquisition of assets in the Kaybob, East Liard, and Marten Creek areas.

Quarterly net earnings are generally lower in 2003 due to lower production levels, combined with higher financial instrument losses incurred during 2003. The net loss in the fourth quarter of 2004 is primarily due to the Company prospectively adopting the intrinsic value method to account for stock based compensation expense and an increase in future tax expense.

Capital Expenditures

Capital Expenditures (thousands of dollars)	2004	2003	2002

Land	$37,919	$22,288	$6,410
Geological and geophysical	8,728	8,450	9,303
Drilling	184,466	123,455	124,076
Production equipment and facilities	85,171	69,560	77,407

Exploration and development expenditures	316,284	223,753	217,196

Summit Resources Limited acquisition	—	—	251,422
Property acquisitions	322,598	937	28,610
Proceeds on property dispositions	(61,806)	(371,601)	(5,042)
Other	1,938	1,933	2,349

Net capital expenditures	$579,014	$(144,978)	$494,535

Property, plant and equipment, net, December 31	$1,345,806	$1,037,307	$1,411,961

Total assets, December 31	$1,542,786	$1,177,130	$1,526,786

During 2004, expenditures for exploration and development activities totaled $316.3 million as compared to $223.8 million in 2003 (2002 – $217.2 million). The increase in the capital expenditures program in 2004 resulted in a total of 271 gross (180 net) wells drilled during the year, compared to 211 gross (139 net) wells in 2003 (2002 – 135 gross, 99 net).

Net capital expenditures totaled of $579.0 million in 2004 as compared to a recovery of $145 million in 2003 (2002 – $494.5 million). The Company acquired a number of properties totaling $322.6 million in 2004 offset by the disposition of certain non-core properties.

Paramount has budgeted a total of $340 million for capital expenditures for 2005; $100 million of which is to be directed to the Trilogy assets and the remaining $240 million will be directed to the properties retained by Paramount Resources Ltd. The 2005 capital expenditure program is expected to be funded through the Company’s 2005 cash flow.

Investments

The Company has the following short-term investments:

	2004 Shares	(Divested)	2004 Shares	Investment

Investments
Fox Creek Petroleum Corp.	2,325,162	—	2,325,162	$2,538,000
Invertek(1)	—	—	—	560,114
Trinidad Drilling Ltd.(1)(2)	—	820,513	820,513	6,400,001
Arctos Petroleum Corp. (6)	—	—	—	2,116,945
Harvest Energy Trust	200,000	(200,000)	—	—
Jurassic Oil and Gas Ltd.(3)	850,000	—	850,000	—
Jurassic Oil and Gas Ltd. — Demand Note(4)	—	—	—	100,000
USD short-term deposits(5)	—	—	—	13,268,200

	3,375,162	620,513	3,995,675	$24,983,260

(1) Investment in Invertek and Trinidad Drilling Ltd. is through Wilson Drilling Ltd.

(2) Investment is in the form of Exchangeable Shares which can be redeemed for trust units in Trinidad Energy Services Income Trust.

(3) The Company wrote off its investment in Jurassic Oil and Gas Ltd. in 2003 but has retained the shares.

(4) Bears interest at 6 percent per annum.

(5) US $5 million matures January 4, 2005 and bears interest at 2.15 percent per annum. US $6 million matures January 14, 2005 and bears interest at 2.23 percent per annum.

(6) Investment is in the form of convertible debentures maturing March 1, 2005 bearing interest at 8 percent per annum.

Liquidity and Capital Resources

Paramount’s capital structure as at December 31, 2004, was as follows:

( thousands of dollars, except per share amounts)	Amount	%	$/Share(1)

Debt
US$ senior notes	$257,836	24	$4.08
Credit facility	201,305	19	3.19
Working capital surplus	(7,954)	(1)	(0.13)

Net debt	451,187	42	7.14
Shareholders’ equity	625,039	58	9.89

Total capitalization	$1,076,226	100	$17.03

(1) At December 31, 2004– 63,185,600 basic common shares outstanding.

Debt

US$ SENIOR NOTES

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

On June 29, 2004, the Company issued US $125 million of 8 7/8 percent senior notes due 2014. Interest on the notes is payable semi-annually, beginning in 2005. The Company may redeem some or all of the notes at any time after July 15, 2009 at redemption prices ranging from 100 percent to 104.438 percent of the principal amount, plus accrued and unpaid interest to the redemption date, depending on the year in which the notes are redeemed. In addition, the Company may redeem up to 35 percent of the notes prior to July 15, 2007 at 108.875 percent of the principal amount, plus accrued interest to the redemption date, using the proceeds of certain equity offerings. The notes are unsecured and rank equally with all of the Company’s existing and future senior unsecured indebtedness.

On December 30, 2004, the Company redeemed US $41.7 million principal of its 7 7/8 percent senior notes due 2010 and US $43.8 million principal of its 8 7/8 percent senior notes due 2014. The aggregate redemption price was US $45.0 million and US $47.6 million plus accrued and unpaid interest for the 7 7/8 percent senior notes and 8 7/8 percent senior notes respectively.

CREDIT FACILITY

As at December 31, 2004, the Company had a $270 million committed revolving/non-revolving term facility with a syndicate of Canadian chartered banks. Borrowings under the facility bear interest at the lenders’ prime rate, bankers’ acceptance or LIBOR rates plus an applicable margin, dependent on certain conditions. The revolving nature of the facility is due to expire on March 31, 2005. The Company has requested and received approval for an extension on the revolving credit facility of 364 days. Advances drawn on the facility are secured by a fixed charge over the assets of the Company.

In February 2005, the Company’s borrowing capacity under this facility was increased to $330 million as a result of the Company’s senior note redemption on December 31, 2004, and an increase in its oil and natural gas reserves.

WORKING CAPITAL

The Company’s working capital surplus at December 31, 2004 was $8.0 million (2003 — $10.5 million deficiency).

FUTURE COMMITMENTS

Future commitments, as at December 31, 2004, are as follows:

		Expected Payment Date
Contractual Obligations		Less than	2-3	4-5	After
(thousands of dollars)	Total	1 year	years	5 years	years

US$7.875% senior notes due 2010	$160,174	—	—	—	$160,174
US$8.875% senior notes due 2014	97,662	—	—	—	97,662
Pipeline commitments	237,205	22,015	42,504	42,075	130,611

Total	$495,041	$22,015	$42,504	$42,075	$388,447

SHARE CAPITAL

As at December 31, 2004, the Company’s issued share capital consisted of 63,185,600 common shares (December 31, 2003 – 60,094,600 common shares). Changes in share capital were as follows:

		Consideration
Common shares	Number	(thousands of dollars)

Balance December 31, 2002	59,458,600	$190,193

Stock options exercised	710,000	10,317
Expenses recognized in respect of stock-based compensation	(74,000)	(236)

Balance December 31, 2003	60,094,600	$200,274

Shares repurchased — at carrying value	(1,629,500)	(5,322)
Stock options exercised	220,500	3,057
Common shares issued, net of issuance	2,500,000	54,901
Flow-through shares issued	2,000,000	57,981
Tax adjustment on share issuance costs and flow-through share renunciations		(7,959)

Balance December 31, 2004	63,185,600	$302,932

Between January 1 and May 14, 2004 the Company repurchased 1,629,500 shares at a carrying value of $5.3 million for $19.4 million.

During the year, employees of the Company exercised 220,500 stock options for total consideration of $3.1 million.

In October 2004, Paramount completed a public offering of 2.5 million common shares at $23.00 per share and a private placement of 2.0 million “flow through” common shares at $29.50 per share. Aggregate gross proceeds from these two offerings were $116.5 million. As at December 31, 2004, the Company had made renunciations of $23.7 million.

Stock Options

The Company has an Employee Incentive Stock Option plan (the “plan”). Under the plan, stock options are granted at the current market price on the day prior to issuance. Participants in the plan, upon exercising their stock options, may request to receive either a cash payment equal to the difference between the exercise price and the market price of the Company’s common shares or common shares issued from Treasury. Irrespective of the participant’s request, the Company may choose to only issue common shares. Cash payments made in respect of the plan are charged to general and administrative expenses when incurred. Options granted vest over four years and have a four and a half year contractual life.

As at December 31, 2004, 5.0 million shares were reserved for issuance under the Company’s Employee Incentive Stock Option Plan, of which 3.2 million options are outstanding, exercisable to May 31, 2009, at prices ranging from $8.91 to $26.29 per share.

Stock options	2004		2003
	Average		Average Grant
	Grant Price	Options	Price	Options

Balance, beginning of year	$9.64	3,632,000	$14.25	1,949,500
Granted	17.09	348,000	9.66	2,998,000
Exercised	9.97	(618,500)	14.29	(791,000)
Cancelled	9.09	(149,000)	10.30	(524,500)

Balance, end of year	$10.41	3,212,500	$9.64	3,632,000

Options exercisable, end of year	$10.26	1,282,875	$10.72	1,087,875

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

The Company’s access to oil and natural gas sales markets is restricted, at times, by pipeline capacity. In addition, it is also affected by the proximity of pipelines and availability of processing equipment. Paramount attempts to control as much of its marketing and transportation activities as possible in order to minimize any negative impact from these external factors.

The oil and gas industry is subject to extensive controls, royalties, regulatory policies and income taxes imposed by the various levels of government. These controls and policies, as well as income tax laws and regulations, are amended from time to time. The Company has no control over government intervention or taxation levels in the oil and gas industry; however, it operates in a manner intended to ensure that it is in compliance with all regulations and is able to respond to changes as they occur.

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

2005 Outlook and Sensitivity Analysis

The Company’s earnings and cash flow are highly sensitive to changes in commodity prices, exchange rates and other factors that are beyond the control of the Company. Current volatility in commodity prices creates uncertainty as to Paramount’s cash flow and capital expenditure budget. The Company will therefore assess results throughout the year and revise estimates as necessary to reflect most current information. The following analysis assesses the magnitude of these sensitivities on the Company’s 2005 cash flow using the following base assumptions:

2005 Average Production
Natural gas	210 MMcf/d
Crude oil/liquids	10,000 Bbl/d

2005 Average Prices
Natural gas		$6.50/Mcf
Crude oil (WTI)	US$	42.00/Bbl

2005 Exchange Rate (C$/US$)		$0.81

The following analysis assesses the estimated impact on cash flow with variations in production, prices, interest and exchange rates:

Cash Flow Effect
Sensitivity	(millions of dollars)

Gas sales change of 10 MMcf/d	$18.98
Gas price change of $0.10/Mcf	$6.13
Oil and natural gas liquids sales change of 100 Bbl/d	$1.27
Oil and natural gas liquids price change of $1.00/Bbl (W.T.I)	$3.60
Sensitivity to Canada/US exchange rate fluctuation of $0.01 CDN	$1.21
Average interest rate change of 1%	$0.62

Critical Accounting Estimates

The MD&A is based on the Company’s consolidated financial statements, which have been prepared in Canadian dollars in accordance with Canadian GAAP. The application of Canadian GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Paramount bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions.

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

Paramount’s reserve information is based entirely on estimates prepared by its independent petroleum consultants. Estimates prepared by others may be different than these estimates. Because these estimates depend on many assumptions, all of which may differ from actual results, reserve estimates may be different from the quantities of petroleum and natural gas that are ultimately recovered. In addition, the results of drilling, testing and production after the date of an estimate may justify revisions to the estimate.

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

IMPAIRMENT OF PETROLEUM AND NATURAL GAS PROPERTIES

The Company reviews its proved properties for impairment annually on a field basis. For each field, an impairment provision is recorded whenever events or circumstances indicate that the carrying value of those properties may not be recoverable. The impairment provision is based on the excess of carrying value over fair value. Fair value is defined as the present value of the estimated future net revenues from production of total proved and probable petroleum and natural gas reserves, as estimated by the Company on the balance sheet date. Reserve estimates, as well as estimates for petroleum and natural gas prices and production costs, may change and there can be no assurance that impairment provisions will not be required in the future.

Unproved leasehold costs and exploratory drilling in progress are capitalized and reviewed periodically for impairment. Costs related to impaired prospects or unsuccessful exploratory drilling are charged to earnings. Acquisition costs for leases that are not individually significant are charged to earnings as the related leases expire. Further impairment expense could result if petroleum and natural gas prices decline in the future or if negative reserve revisions are recorded, as it may be no longer economic to develop certain unproved properties. Management’s assessment of, among other things, the results of exploration activities, commodity price outlooks and planned future development and sales impacts the amount and timing of impairment provisions.

ASSET RETIREMENT OBLIGATIONS

The asset retirement obligations recorded in the consolidated financial statements are based on estimated total costs of such obligations related to the Company’s petroleum and natural gas properties. This estimate is based on management’s analysis of production structure, reservoir characteristics and depth, market demand for equipment, currently available procedures and discussions with construction and engineering consultants. Estimating these future costs requires management to make estimates and judgments that are subject to future revisions based on numerous factors, including changing technology and political and regulatory environments.

Beginning in 2004, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook section 3110 – Asset Retirement Obligation, which will result in changes in accounting for asset retirement obligations. See “Recent Accounting Pronouncements” section.

INCOME TAXES

The Company records future tax assets and liabilities to account for the expected future tax consequences of events that have been recorded in its consolidated financial statements and its tax returns. These amounts are estimates; the actual tax consequences may differ from the estimates due to changing tax rates and regimes, as well as changing estimates of cash flows and capital expenditures in current and future periods. We periodically assess the realizability of our future tax assets. If the Company concludes that it is more likely than not that some portion or all of the deferred tax assets will not be realized under accounting standards, the tax asset will be reduced by a valuation allowance.

Recent Accounting Pronouncements

IMPAIRMENT OF LONG-LIVED ASSETS

The CICA recently issued Handbook Section 3063 — Impairment of Long-Lived Assets. This new section establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets by profit-oriented enterprises. The section is effective for fiscal years beginning on or after April 1, 2003.

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

DISPOSAL OF LONG-LIVED ASSETS AND DISCONTINUED OPERATIONS

The CICA recently issued Handbook Section 3475 — Disposal of Long-Lived Assets and Discontinued Operations, which establishes standards for the recognition, measurement, presentation and disclosure of the disposal of long-lived assets by profit-oriented enterprises. It also establishes standards for the presentation and disclosure of discontinued operations.

Although earlier adoption is encouraged, Section 3475 applies to disposal activities initiated by a company’s commitment to a plan on or after May 1, 2003.

VARIABLE INTEREST ENTITIES

The CICA recently issued Accounting Guideline 15 — Consolidation of Variable Interest Entities. The guideline requires the consolidation of entities in which an enterprise absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Currently, entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity. The guideline applies to annual and interim periods beginning on or after November 1, 2004, except for certain disclosure requirements. Entities should provide disclosures about variable interest entities in which they hold significant interests for periods beginning on or after January 1, 2004.

ASSET RETIREMENT OBLIGATIONS

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

FINANCIAL INSTRUMENTS, OTHER COMPREHENSIVE INCOME AND EQUITY

The CICA is expected to adopt a new standard in 2005 that sets-out comprehensive requirements for recognition and measurement of financial instruments. Under this new standard, an entity would recognize a financial asset or liability only when the entity becomes a party to the contractual provisions of the financial instrument. Financial assets and financial liabilities would, with certain exceptions, be initially measured at fair value. After initial recognition, the measurement of financial assets would vary depending on the category of the asset: financial assets held for trading (at fair value with the unrealized gains and losses on assets recorded in income), held-to-maturity investments (at amortized cost), loans and receivables (at amortized cost), and available-for-sale financial assets (at fair value with the unrealized gains and losses on assets recorded in comprehensive income). Financial liabilities held for trading would be subsequently measured at fair value while all other financial liabilities would be subsequently measured at amortized cost using the effective interest method.

In conjunction with the proposed new standard on financial instruments as discussed above, a new standard on reporting and display of comprehensive income is also expected. A statement of comprehensive income would be included in a full set of financial statements for both interim and annual periods under this new standard. Comprehensive income is defined as the change in equity (net assets) of an enterprise during a period from transactions and other events and circumstances from non-owner sources. The new statement would present net income and each component to be recognized in other comprehensive income. Likewise, the CICA is expected to adopt a new standard on Equity that would require the separate presentation of: the components of equity (retained earnings, accumulated other comprehensive income, the total of retained earnings and accumulated other comprehensive income, contributed surplus, share capital and reserves); and the changes in equity arising from each of these components of equity.

These new standards are expected to be effective for the year ending December 31, 2006 for the Company.

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

The consolidated financial statements have been audited by Ernst & Young LLP, the external auditors. Ernst & Young LLP have full and free access to the Audit Committee and management.

/s/ Clayton H. Riddell	/s/ Bernard K. Lee
Clayton H. Riddell	Bernard K. Lee
Chief Executive Officer	Chief Financial Officer	March 7, 2005

AUDITORS’ REPORT

To the Shareholders of Paramount Resources Ltd.

We have audited the consolidated balance sheets of Paramount Resources Ltd. as at December 31, 2004 and 2003 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. We also report that, in our opinion, these principles have been applied, except for the change in the method of accounting for Asset Retirement Obligations, Financial Instruments, and Stock-Based Compensation and Other Stock-Based Payments as explained in note 2 to the consolidated financial statements, on a basis consistent with that of the preceding year.

/s/ Ernst & Young LLP Chartered Accountants	Calgary, Canada	March 7, 2005

Paramount Resources Ltd.
Consolidated Balance Sheets
(thousands of dollars)

	December 31	December 31
	2004	2003
		(restated -
		notes 2 and 5)
ASSETS (note 8)
Current Assets

Short-term investments (market value: 2004 - $27,149; 2003 - $17,265)	$24,983	$16,551
Accounts receivable	107,843	80,710
Financial instruments (note 11)	21,564	—
Prepaid expenses	3,260	2,255
Assets of discontinued operations (note 5)	—	1,680

	157,650	101,196

Property, Plant and Equipment
Property, plant and equipment, at cost (note 6)	1,933,104	1,444,139
Accumulated depletion and depreciation (note 6)	(587,298)	(418,225)
Assets of discontinued operations, net (note 5)	—	11,393

	1,345,806	1,037,307

Goodwill	31,621	31,621
Other assets	7,709	7,006

	$1,542,786	$1,177,130

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$147,508	$109,334
Financial instruments (note 11)	2,188	—
Liabilities of discontinued operations (note 5)	—	2,455

	149,696	111,789

Long-term debt (note 8)	459,141	287,237
Asset retirement obligations (note 7)	101,486	61,554
Deferred revenue	—	3,959
Stock based compensation liability (note 9)	41,044	—
Future income taxes (note 10)	166,380	206,684
Liabilities of discontinued operations (note 5)	—	9,874

	768,051	569,308

Commitments and Contingencies (note 11 and 14)

Shareholders’ Equity
Share capital (note 9) Issued and outstanding 63,185,600 common shares (2003 - 60,094,600 common shares)	302,932	200,274
Contributed surplus	—	746
Retained earnings	322,107	295,013

	625,039	496,033

	$1,542,786	$1,177,130

See accompanying notes to consolidated financial statements.

/s/ C.H. Riddell	/s/ J.B. Roy

Director	Director

Paramount Resources Ltd.
Consolidated Statements of Earnings (Loss) and Retained Earnings
(thousands of dollars except per share amounts)

	Year Ended
	December 31
	2004	2003
		(restated -
		notes 2 and 5)
Revenue
Petroleum and natural gas sales	$581,901	$464,558
Transportation costs (note 2)	(31,285)	(30,499)
Gain (loss) on financial instruments (note 11)	18,693	(53,204)
Royalties (net of Alberta Royalty Tax Credit)	(105,046)	(82,512)
Loss on sale of investments	(34)	(1,020)

	464,229	297,323

Expenses
Operating	95,767	81,193
Interest	25,399	19,214
General and administrative	25,247	19,051
Stock based compensation expense (note 9)	41,195	1,214
Bad debt expense (recovery)	(5,523)	5,977
Lease rentals	3,546	3,574
Geological and geophysical	8,728	8,450
Dry hole costs (note 6)	24,676	36,600
(Gain) loss on sales of property, plant and equipment	(16,255)	3,640
Accretion of asset retirement obligations	6,920	4,044
Depletion and depreciation	191,578	165,098
Writedown of petroleum and natural gas properties (note 6)	—	10,418
Unrealized foreign exchange gain on US debt	(24,188)	(1,566)
Realized foreign exchange gain on US debt (note 8)	(7,161)	—
Premium on redemption of US debt (note 8)	11,950	—

	381,879	356,907

Earnings (loss) before income taxes	82,350	(59,584)

Income and other taxes (note 10)
Large Corporations Tax and other	6,795	2,689
Future income tax expense (recovery)	40,660	(63,481)

	47,455	(60,792)

Net earnings from continuing operations	34,895	1,208
Net earnings (loss) from discontinued operations (note 5)	6,279	(57)

Net earnings	41,174	1,151

Retained earnings, beginning of the year	295,013	355,912
Adjustment on disposition of assets to Paramount Energy Trust (note 4)	—	(6,923)
Dividends declared (note 4)	—	(51,000)
Purchase and cancellation of share capital (note 9)	(14,080)	—
Change in accounting policy (note 2)	—	(4,127)

Retained earnings, end of the year	$322,107	$295,013

Net earnings from continuing operations per common share
- basic	$0.58	$0.02
- diluted	$0.57	$0.02

Net earnings (loss) from discontinued operations per common share
- basic	$0.11	$—
- diluted	$0.10	$—

Net earnings per common share
- basic	$0.69	$0.02
- diluted	$0.67	$0.02

Weighted average common shares outstanding (thousands)
- basic	59,755	60,098
- diluted	61,026	60,472

See accompanying notes to consolidated financial statements.

Paramount Resources Ltd.
Consolidated Statements of Cash Flows
(thousands of dollars except per share amounts)

	Year Ended
	December 31
	2004	2003
		(restated -
		notes 2 and 5)
Operating activities
Net earnings from continuing operations	$34,895	$1,208
Add (deduct)
Depletion and depreciation	191,578	165,098
Writedown of petroleum and natural gas properties	—	10,418
(Gain) loss on sales of property, plant and equipment	(16,255)	3,640
Accretion of asset retirement obligations	6,920	4,044
Future income tax (recovery) expense	40,660	(63,481)
Amortization of other assets	1,277	161
Non-cash stock based compensation expense	41,195	1,214
Non-cash gain on financial instruments	(19,376)	—
Unrealized foreign exchange gain on US debt	(24,188)	(1,566)
Realized foreign exchange gain on US debt	(7,161)	—
Premium on redemption of US debt	11,950	—
Dry hole costs	24,676	36,600
Geological and geophysical costs	8,728	8,450

Cash flow from continuing operations	294,899	165,786
Cash flow from discontinued operations	667	1,490

Cash flow from operations	295,566	167,276

Decrease in deferred revenue	(3,959)	(3,845)
Asset retirement obligations expenditures	(1,214)	—
Increase in other assets	—	(161)
Change in non-cash operating working capital from continuing operations (note 12)	(27,320)	(33,582)
Change in non-cash operating working capital from discontinued operations	—	201

	263,073	129,889

Financing activities
Bank loans - draws	431,951	42,933
Bank loans - repayments	(298,173)	(477,338)
Shareholder loan	—	(33,000)
Proceeds from US debt offering, net of issuance costs	162,917	221,447
Redemption of US debt	(105,686)	—
Premium on redemption of US debt	(8,864)	—
Realized foreign exchange gain on US debt	7,161	—
Capital stock - issued, net of issuance costs	115,043	10,317
Capital stock - purchased and cancelled	(19,401)	(705)
Discontinued operations	(11,301)	(190)

	273,647	(236,536)

Cash flow (used in) provided by operating and financing	536,720	(106,647)

Investing activities
Property, plant and equipment expenditures	(315,698)	(224,229)
Petroleum and natural gas property acquisitions	(322,598)	(228)
Proceeds on sale of property, plant and equipment	61,939	317,792
Change in non-cash investing working capital (note 12)	27,349	14,828
Discontinued operations	12,288	(1,516)

Cash flow used in investing activities	(536,720)	106,647

Increase (decrease) in cash	—	—
Cash, beginning of the year	—	—

Cash, end of the year	$—	$—

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts expressed in thousands of dollars)

1.	Summary of Significant Accounting Policies

Paramount Resources Ltd. (“Paramount” or the “Company”) is an independent Canadian energy company involved in the exploration, development, production, processing, transportation and marketing of natural gas and oil. The Company’s principal properties are located in Alberta, the Northwest Territories and British Columbia in Canada. The Company also has properties in Saskatchewan and offshore the East Coast in Canada, and in Montana and North Dakota in the United States. The consolidated financial statements are stated in Canadian dollars and have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP), which differ in some respects from GAAP in the United States. These differences are quantified in note 17.

The timely preparation of the financial statements in conformity with GAAP requires that Management make estimates and assumptions and use judgment regarding assets, liabilities, revenue and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results could differ from those estimates.

(a)	PRINCIPLES OF CONSOLIDATION

The Consolidated Financial Statements include the accounts of Paramount Resources Ltd. and its subsidiaries, and are presented in accordance with Canadian generally accepted accounting principles.

Investments in jointly controlled companies, jointly controlled partnerships (collectively called “affiliates”) and unincorporated joint ventures are accounted for using the proportionate consolidation method, whereby the Company’s proportionate share of revenues, expenses, assets and liabilities are included in the accounts.

Investments in companies and partnerships in which the Company does not have direct or joint control over the strategic operating, investing and financing decisions, but does have significant influence on them, are accounted for using the equity method.

(b)	JOINT OPERATIONS

Certain of the Company’s exploration, development and production activities related to petroleum and natural gas are conducted jointly with others. These consolidated financial statements reflect only the Company’s proportionate interest in such activities.

(c)	REVENUE RECOGNITION

Revenues associated with the sale of natural gas, crude oil, and natural gas liquids (“NGLs”) owned by the Company are recognized when title passes from the Company to its customer.

Revenues from oil and natural gas production from properties in which the Company has an interest with other producers are recognized on the basis of the Company’s net working interest.

(d)	SHORT-TERM INVESTMENTS

Short-term investments are carried at the lower of cost and market value. Included in short-term investments are short-term deposits bearing interest between 2.15% to 2.23%, debentures and convertible debentures bearing interest between 6% to 8% and investments in the common shares and Trust units.

(e) PROPERTY, PLANT AND EQUIPMENT

Cost

Property, plant and equipment are recorded at cost. The Company follows the successful efforts method of accounting for petroleum and natural gas operations. Under this method the Company capitalizes only those costs that result directly in the discovery of petroleum and natural gas reserves.

Exploratory well costs are capitalized pending further evaluation of whether economically recoverable reserves have been found of a sufficient quantity to justify completion of the find as a producing well. If economically recoverable reserves are not found, exploratory well costs are expensed as dry holes. Exploratory wells in areas not requiring major capital expenditures are evaluated for economic viability within one year of well completion. This determination of the success of drilling results corresponds with the time period of reporting proved oil and gas reserves for the find. Exploratory wells that discover economic reserves that are in areas where a major infrastructure capital expenditure (e.g., a pipeline) would be required before production could begin, or where the economic viability of that major capital expenditure depends upon the successful completion of further exploratory drilling work in the area, remain capitalized as long as the additional exploratory drilling work is under way or firmly planned. In these situations, the well is considered to have found economic reserves if recoverable reserves have been found of a sufficient quantity to justify completion of the find as a producing well, assuming that the major infrastructure capital expenditure had already been made. Once all additional exploratory drilling and testing work has been completed on projects requiring major infrastructure capital expenditures, the economic viability of the overall project is evaluated within one year of the last exploratory well completion. If considered to be economically viable, internal company approvals are then obtained to move the project into the development stage. Often, the ability to move the project into the development phase and record proved reserves is dependent on obtaining permits and government or co-venturer approvals, the timing of which is ultimately beyond the Company’s control. Exploratory well costs remain suspended as long as the Company is actively pursuing such approvals and permits, and believes they will be obtained. Once all required approvals and permits have been obtained, the projects are moved into development stage, which corresponds with the time period of reporting proved oil and gas reserves for the find. For complex exploratory discoveries, it is not unusual to have exploratory wells remain suspended on the balance sheet for several years while the Company performs additional drilling work on the potential oil and gas field, or seeks government or co-venturer approval of development plans or environmental permitting.

Costs incurred to drill and equip development wells, including unsuccessful development wells, are capitalized.

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

Depletion and Depreciation

Capitalized costs of proved oil and gas properties are depleted using the unit of production method. For purposes of these calculations, production and reserves of natural gas are converted to barrels on an energy equivalent basis.

Successful exploratory wells and development costs are depleted over proved developed reserves while acquired resource properties with proved reserves are depleted over proved reserves. Acquisition costs of probable reserves are not depleted or amortized while under active evaluation for commercial reserves. Costs are transferred to depletable costs as proved reserves are recognized. At the date of acquisition, an evaluation period is determined after which any remaining probable reserve costs associated with producing fields are transferred to depletable costs.

Costs associated with significant development projects are not depleted until commercial production commences. Depreciation of production equipment, gas plants and gathering systems is provided on a straight-line basis over their estimated useful life varying from 12 to 40 years. Depreciation of other equipment is provided on a declining balance method at rates varying from 4 to 30 percent.

Impairment

Producing areas and significant unproved properties are assessed annually or as economic events dictate for potential impairment. Any impairment loss is the difference between the carrying value of the asset and its discounted net recoverable amount.

(f)	ASSET RETIREMENT OBLIGATIONS

The Company recognizes the fair value of an asset retirement obligation in the period in which it is incurred or when a reasonable estimate of the fair value can be made. The asset retirement costs equal to the fair-value of the retirement obligations are capitalized as part of the cost of the related long-lived asset and allocated to expense on a basis consistent with depreciation and depletion. The liability associated with the asset retirement costs is subsequently adjusted for the passage of time which is recognized as accretion expense in the consolidated statement of earnings. The liability is also adjusted due to revisions in either the timing or the amount of the original estimated cash flows associated with the liability. Actual costs incurred upon settlement of the asset retirement obligations will reduce the asset retirement liability to the extent of the liability recorded. Differences between the actual costs incurred upon settlement of the asset retirement obligations and the liability recorded are recognized in the Company’s earnings in the period in which the settlement occurs.

(g)	GOODWILL

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is not amortized and is assessed by the Company for impairment at least annually. Goodwill has been allocated to reporting units within the Company. Impairment is assessed based on a comparison of the fair value of the reporting units compared to the carrying value of the reporting units, including goodwill. Any excess of the carrying value of the reporting units, including goodwill, over and above its fair value is the impairment amount, and is charged to earnings in the period identified.

(h)	FOREIGN CURRENCY TRANSLATION

The Company’s foreign operations are considered integrated and are translated into Canadian dollars using the temporal method.

Monetary assets and liabilities denominated in US dollars are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Other assets and liabilities are translated at the rates prevailing at the respective transaction dates. Revenues and expenses are translated at the average monthly rates prevailing during the year. Translation gains and losses are reflected in income when incurred.

(i)	FINANCIAL INSTRUMENTS

The Company periodically utilizes derivative financial instrument contracts such as forwards, futures, swaps and options to manage its exposure to fluctuations in petroleum and natural gas prices, the Canadian/US dollar exchange rate and interest rates.

The Company’s policy is to account for those derivative financial instruments in which management has formally documented its risk objectives and strategies for undertaking the hedged transaction as hedges. For these instruments, the Company has determined that the derivative financial instruments are effective as hedges, both at inception and over the term of the hedging relationship, as the term to maturity, the notional amount, the commodity price, exchange rate, and interest rate basis of the instruments, all match the terms of the transaction being hedged. The Company assesses the effectiveness of the derivatives on an ongoing basis to ensure that the derivatives entered into are highly effective in offsetting changes in fair values or cash flows of the hedged items. The fair values of derivative financial instruments designated as hedges are not reflected in the consolidated financial statements. Derivative financial instruments not formally designated as hedges are measured at fair value and recognized on the consolidated balance sheet with changes in the fair value recognized in earnings during the period.

(j)	MEASUREMENT UNCERTAINTY

The amounts recorded for depletion and depreciation and impairment of petroleum and natural gas properties and equipment, and for asset retirement obligations are based on estimates of reserves, future costs, petroleum and natural gas prices and other relevant assumptions. By their nature, these estimates and those related to the future cash flows used to assess impairment are subject to measurement uncertainty, and the impact on the consolidated financial statements of future periods could be material.

(k)	INCOME TAXES

The Company follows the liability method of accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between financial reporting and income tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in net earnings in the period in which the change occurs.

(l)	FLOW-THROUGH SHARES

Share capital includes flow-through shares issued pursuant to certain provisions of the Income Tax Act (Canada) (the “Act”). Under the Act, where the proceeds are used for eligible expenditures, the related income tax deductions may be renounced to subscribers.

As the eligible expenditures are renounced, share capital is reduced by an amount equal to the estimated future income taxes payable by the Company, and the estimated future income taxes payable is recorded as an increase to the future income tax liability.

(m)	STOCK OPTION PLAN

The Company has a stock-based compensation plan consisting of a stock option plan that is described in note 9.

Options granted under the Company’s employee stock option plan are issued at the current market price on the day prior to issuance. The Company uses the intrinsic value method to account for its stock-based compensation. Applying the intrinsic value method to account for stock-based compensation, a liability for expected cash settlement under the stock-based compensation plan is accrued over the vesting period of the options, based on the difference between the exercise price of the options and the market price of the Company’s common shares. The liability is revalued at the end of each reporting period to reflect changes in the market price of the Company’s common shares and the net change is recognized in earnings. When options are surrendered for cash, the cash settlement paid reduces the outstanding liability. When options are exercised for common shares, consideration paid by the option holders and the previously recognized liability associated with the options are recorded as share capital.

(n)	AMORTIZATION OF OTHER ASSETS

Amortization of deferred items included in Other Assets is provided for where applicable, on a straight-line basis over their estimated useful life.

(o)	PER COMMON SHARE AMOUNTS

The Company uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. This method assumes that proceeds received from the exercise of in-the-money stock options and other dilutive instruments are used to purchase common shares at the average market price during the period.

2.	Changes in Accounting Policies

ASSET RETIREMENT OBLIGATIONS

Effective January 1, 2004, the Company retroactively adopted, with restatement, the Canadian Institute of Chartered Accountants (“CICA”) recommendation on Asset Retirement Obligations, which requires liability recognition for the fair value of retirement obligations associated with long-lived assets. Prior to January 1, 2004, the estimated future dismantlement and site restoration costs of natural gas and crude oil assets were provided for using the unit-of-production method.

As a result of this change, net earnings for the year ended December 31, 2003 decreased by $1.5 million ($0.02 per share). The asset retirement obligations liability as at December 31, 2003 increased by $40.4 million, property, plant and equipment, net of accumulated depletion, increased by $31.1 million, and future income tax liability decreased $3.7 million. Opening 2003 retained earnings decreased by $4.1 million to reflect the cumulative impact of depletion expense and accretion expense, net of the previously recognized cumulative site restoration provision and net of related future income taxes on the asset retirement obligations, recorded retroactively.

FINANCIAL INSTRUMENTS

The Company periodically utilizes derivative financial instrument contracts such as forwards, futures, swaps and options to manage its exposure to fluctuations in petroleum and natural gas prices, the Canadian/US dollar exchange rate and interest rates. Emerging Issues Committee Abstract 128, “Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments” (“EIC 128”) establishes accounting and reporting standards requiring that every derivative instrument that does not qualify for hedge accounting be recorded in the consolidated balance sheet as either an asset or liability measured at fair value. Accounting Guideline 13, Hedging Relationships, (“AcG 13”), which was effective for years beginning on or after July 1, 2003, establishes the need for companies to formally designate, document and assess the effectiveness of relationships that receive hedge accounting treatment.

Prior to January 1, 2004, Paramount had designated its derivative financial instruments as hedges. As at January 1, 2004, the Company had elected not to designate any of its financial instruments as hedges under AcG 13 and has fair-valued the derivatives and recognized the gains and losses on the consolidated balance sheet and statement of earnings. The impact on the Company’s consolidated financial statements at January 1, 2004, resulted in the recognition of financial instrument assets with a fair value of $3.3 million, a financial instrument liability of $1.8 million for a net deferred gain on financial instruments of $1.5 million (note 11).

TRANSPORTATION COSTS

Effective for fiscal years beginning on or after October 1, 2003, the CICA issued Handbook Section 1100 “Generally Accepted Accounting Principles”, which defines the sources of GAAP that companies must use and effectively eliminates industry practice as a source of GAAP. In prior years, it had been industry practice for companies to net transportation charges against revenue rather than showing transportation as a separate expense on the income statement. Beginning January 1, 2004, the Company has recorded revenue gross of transportation charges and a transportation expense on the statement of earnings. Prior periods have been reclassified for comparative purposes. This adjustment has no impact on net income or cash flow.

STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

The Company has an Employee Incentive Stock Option plan (the “plan”). Prior to 2004, the Company applied the fair value method to account for its stock based compensation plan. During 2004, the Company reviewed its historical practices and determined that the Company has generally settled in cash when the optionholder requested cash upon exercise of their options. Accordingly, in 2004, the Company has prospectively adopted the intrinsic value method to account for its stock-based compensation (see note 9).

3.	Acquisition of Oil and Gas Properties

$185 MILLION ASSET ACQUISITION

On June 30, 2004, the Company completed an agreement to acquire oil and natural gas assets for $185.1 million, after adjustments. The assets acquired by the Company are located in the Kaybob area in central Alberta, in the Fort Liard area in the Northwest Territories and in northeast British Columbia. The properties acquired are adjacent to, or nearby, the Company’s existing properties in Kaybob and Fort Liard. The Company has assigned the entire amount of the purchase price to property, plant and equipment and has recognized a $26.8 million asset retirement obligation liability related to those properties.

The following table summarizes the fair value of the net assets acquired:

Property, plant and equipment	$211,947
Less: Asset retirement obligations	26,847

$185,100

$87 MILLION ASSET ACQUISITION

On August 16, 2004, Paramount completed the acquisition of assets in the Marten Creek area in Grande Prairie for $86.9 million, after adjustments. The asset retirement obligations associated with these assets is $2.1 million. In accounting for the acquisition, the Company recorded a future tax asset in the amount of $89.0 million.

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

As the transfer of the Initial Assets and the Additional Assets (collectively the “Trust Assets”) represented a related party transaction not in the normal course of operations involving two companies under common control, the transaction has been accounted for at the net book value of the Trust Assets as recorded in the Company. Details are as follows:

Natural gas properties	$244,433
Future income tax liability	4,070
Site restoration liability	(5,900)
Costs of disposition	10,430
Charge to retained earnings	(6,638)

Net proceeds on disposition	$246,395

In connection with the creation and financing of the Trust and the transfer of natural gas properties to the Trust, the Company incurred costs of approximately $10.4 million. These costs have been included as a cost of disposition.

During 2003, the Company disposed of a minor non-core property to the Trust. The related party transaction was accounted for at the net book value of the assets, with a charge to retained earnings of $0.3 million.

5.	Discontinued Operations

On July 27, 2004, Wilson Drilling Ltd. (“Wilson”), a private drilling company in which Paramount owns a 50 percent equity interest, closed the sale of its drilling assets for $32 million to a publicly traded Income Trust. The gross proceeds were $19.2 million cash with the balance in exchangeable shares. The exchangeable shares are valued at the fair market value of the purchasers’ shares and can be redeemed for trust units in the Income Trust subject to customary securities laws and regulations. In connection with the closing of the sale, certain indebtedness related to these operations has been extinguished. For reporting purposes, the results of operations, property, plant and equipment, and the current and long-term debt have been presented as discontinued operations. Prior period financial statements have been reclassified to reflect this change.

On September 10, 2004, Paramount completed the disposition of its 99 percent interest in Shehtah Wilson Drilling Partnership for approximately $1.0 million. For reporting purposes, the drilling partnership has been accounted for as discontinued operations.

On December 13, 2004, Paramount completed the disposition of a building acquired as part of the Summit acquisition, for approximately $10.5 million, inclusive of the mortgage assumed by the purchaser of $6.4 million.

Selected financial information of the discontinued operations for the year ended December 31:

	Wilson		Shehtah Wilson
	Drilling		Drilling
	Ltd.		Partnership		Building		Total
	2004	2003	2004	2003	2004	2003	2004	2003

Revenue
Other Income	$908	$1,390	$327	$622	$—	$—	$1,235	$2,012

Expenses								—
Interest	250	319	—	—	367	383	617	702
General and administrative	642	270	384	496	(308)	(1,133)	718	(367)
Depreciation	655	898	6	6	278	300	939	1,204
(Gain) loss on sale of property and equipment	(6,659)	20	(27)	—	(2,569)	—	(9,255)	20

	(5,112)	1,507	363	502	(2,232)	(450)	(6,981)	1,559

Net earnings (loss) before income tax	6,020	(117)	(36)	120	2,232	450	8,216	453
Large Corporation Tax and other	1,857	—	—	—	(34)	186	1,823	186
Future income tax expense	94	324	—	—	20	—	114	324

Net earnings (loss) from discontinued operations	$4,069	$(441)	$(36)	$120	$2,246	$264	$6,279	$(57)

	Wilson		Shehtah Wilson
	Drilling		Drilling
	Ltd.		Partnership		Building		Total
	Dec-31	Dec-31	Dec-31	Dec-31	Dec-31	Dec-31	Dec-31	Dec-31
	2004	2003	2004	2003	2004	2003	2004	2003

Current Assets
Accounts Receivable	$—	$—	$—	$1,653	$—	$—	$—	$1,653
Prepaid Expenses	—	—	—	27	—	—	—	27
Property, plant and equipment, net	—	3,234	—	62	—	8,097	—	11,393
Current Liabilities
Accounts payable and accrued liabilities	—	—	—	1,005	—	—	—	1,005
Current portion of long-term debt	—	1,138	—	—	—	312	—	1,450
Long-term debt	$—	$3,456	$—	$—	$—	$6,418	$—	$9,874

6.	Property Plant and Equipment

	2004		2003
		Accumulated		Accumulated
		Depletion and		Depletion and
	Cost	Depreciation	Cost	Depreciation
			(restated - note 2 and 5)
Petroleum and natural gas properties	$1,351,950	$450,518	$986,919	$307,156
Gas plants, gathering systems and production equipment	548,838	127,724	436,772	101,120

Other	32,316	9,056	20,448	9,949
Assets held for sale	—	—	14,865	3,472

	$1,933,104	$587,298	$1,459,004	$421,697

Net book value	$1,345,806		$1,037,307

Capital costs associated with non-producing petroleum and natural gas properties totaling approximately $300 million (2003 – $209 million) are currently not subject to depletion.

For the year ended December 31, 2004, the Company expensed $24.7 million in dry hole costs (2003 - $36.6 million). A portion of the dry hole costs expensed related to prior year capital projects that were determined in the current year to have no future economic value.

For the year ended December 31, 2004, the Company recorded a provision of $ nil (2003 — $10.4 million) in respect of impairment of petroleum and natural gas properties.

7.	Asset Retirement Obligations

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of the Company’s oil and gas properties.

	Year Ended	Year Ended
	December 31, 2004	December 31, 2003

Asset Retirement Obligations, Beginning of Year	$61,554	53,625
Liabilities Incurred	36,812	3,885
Liabilities Settled	(3,800)	—
Accretion Expense	6,920	4,044

Asset Retirement Obligations, End of Year	$101,486	61,554

The undiscounted asset retirement obligations at December 31, 2004 are $136.2 million (December 31, 2003 — $104.8 million). The Company’s credit-adjusted risk-free rate is 7.875 percent. These obligations will be settled based on the useful life of the underlying assets, the majority of which are not expected to be paid for several years, or decades, in the future and will be funded from general company resources at the time of removal.

8.	Long-Term Debt

As at December 31, long-term debt was comprised of:

	2004	2003
		(restated - notes 2 and 5)
7 7/8% U.S. Senior Notes due 2010 (US $133.3 million)	$160,174	$226,887
8 7/8% US Senior Notes due 2014 (US $81.3 million)	97,662	—
Credit facility – current interest rate of 3.8% (2003 - 4.5%)	201,305	60,350

	$459,141	$287,237

SENIOR NOTES

The Company issued US $175 million of 7 7/8 percent Senior Notes due 2010 on October 27, 2003. Interest on the notes is payable semi-annually, beginning in 2004. The Company may redeem some or all of the notes at any time after November 1, 2007 at redemption prices ranging from 100 percent to 103.938 percent of the principal amount, plus accrued and unpaid interest to the redemption date, depending on the year in which the notes are redeemed. In addition, the Company may redeem up to 35 percent of the notes prior to November 1, 2006 at 107.875 percent of the principal amount, plus accrued interest to the redemption date, using the proceeds of certain equity offerings. The notes are unsecured and rank equally with all of the Company’s existing and future senior unsecured indebtedness. The Company incurred $7.4 million of financing charges related to the issuance of the Senior Notes. The financing charges are capitalized to other assets and amortized straight line over the term of the notes.

On June 29, 2004, the Company issued US $125 million 8 7/8 percent Senior Notes due 2014. Interest on the notes is payable semi-annually, beginning in 2005. The Company may redeem some or all of the notes at any time after July 15, 2009, at redemption prices ranging from 100 percent to 104.438 percent of the principal amount, plus accrued and unpaid interest to the redemption date, depending on the year in which the notes are redeemed. In addition, the Company may redeem up to 35 percent of the notes prior to July 15, 2007, at 108.875 percent of the principal amount, plus accrued interest to the redemption date, using the proceeds of certain equity offerings. The notes are unsecured and rank equally with all the Company’s existing and future senior unsecured indebtedness. The Company incurred $4.8 million of financing charges related to the issuance of the Senior Notes. The financing charges related to the issuance of the Senior Notes are capitalized to other assets and amortized straight line over the term of the notes.

On December 30, 2004, pursuant to Paramount’s 7 7/8 percent and 8 7/8 percent Senior Notes, Paramount redeemed US $41.7 million aggregate principal amount of its 7 7/8 percent Senior Notes due 2010 and US $43.8 million aggregate principal amount of its 8 7/8 percent Senior Notes due 2014. The redemption price was US $1,078.75 per US $1,000 principal amount of the 7 7/8 percent Senior Notes and US $1,088.75 per US $1,000 principal amount of the 8 7/8 percent Senior Notes plus, in each case, accrued and unpaid interest on the amount being redeemed to the redemption date. The premium paid on redemption of the notes of US $7.2 million was charged to earnings. The realized foreign exchange gain on redemption was $7.2 million. Other assets decreased by $3.1 million to reflect the reduction in deferred financing costs upon redemption of the Senior Notes.

CREDIT FACILITY

As at December 31, 2004, the Company had a $270 million committed revolving/non-revolving term facility with a syndicate of Canadian banks. Borrowings under the facility bear interest at the lender’s prime rate, banker’s acceptance, or LIBOR rate plus an applicable margin dependent on certain conditions. The revolving nature of the facility is due to expire on March 31, 2005. The Company has requested and received approval for an extension on the revolving credit facility of 364 days. Advances drawn on the facility are secured by a fixed charge over the assets of the Company.

In February 2005, the Company’s borrowing capacity under this facility was increased to $330 million as a result of the Company’s Senior Notes redemption on December 30, 2004, and an increase in the value of its oil and natural gas reserves.

The Company has letters of credit totaling $28.1 million (December 31, 2003 — $10.3 million) outstanding with a Canadian chartered bank. These letters of credit reduce the amount available under the Company’s working capital facility.

9. Share Capital

AUTHORIZED CAPITAL

The authorized capital of the Company is comprised of an unlimited number of non-voting preferred shares without nominal or par value, issuable in series, and an unlimited number of common shares without nominal or par value.

Common Shares	Number	Consideration

Balance December 31, 2002	59,458,600	$190,193

Stock options exercised during the year	710,000	10,317
Shares repurchased - at carrying value	(74,000)	(236)

Balance December 31, 2003	60,094,600	$200,274

Shares repurchased - at carrying value	(1,629,500)	(5,322)
Stock options exercised	220,500	3,057
Common shares issued, net of issuance costs	2,500,000	54,901
Flow through shares issued, net of issuance costs	2,000,000	57,981
Tax adjustment on share issuance costs and flow-through share renunciations	—	(7,959)

Balance December 31, 2004	63,185,600	$302,932

ISSUED CAPITAL

The Company instituted a Normal Course Issuer Bid to acquire a maximum of five percent of its issued and outstanding shares which commenced May 15, 2003 and expired May 14, 2004. Between January 1, 2004 and May 14, 2004, 1,629,500 shares were purchased pursuant to the plan at an average price of $11.91 per share. For the year ended December 31, 2004, $14.1 million has been charged to retained earnings related to the share repurchase price in excess of the carrying value of the shares.

On October 15, 2004, Paramount completed the private placement of 2,000,000 common shares issued on a “flow-through” basis at $29.50 per share. The gross proceeds of the issue were $59 million. As at December 31, 2004, the Company had made renunciations of $23.7 million.

On October 26, 2004, Paramount completed the issuance of 2,500,000 common shares at a price of $23.00 per share. The gross proceeds of the issue were $57.5 million.

Between January 1, 2005 and March 7, 2005, 101,050 stock options exercised for cash consideration of $1.8 million. Another 707,200 stock options were exercised for shares which will reduce the stock based compensation liability by approximately $10.4 million.

STOCK OPTION PLAN

The Company has an Employee Incentive Stock Option plan (the “plan”). Under the plan, stock options are granted at the current market price on the day prior to issuance. Participants in the plan, upon exercising their stock options, may request to receive either a cash payment equal to the difference between the exercise price and the market price of the Company’s common shares or common shares issued from Treasury. Irrespective of the participant’s request, the Company may choose to only issue common shares. Cash payments made in respect of the plan are charged to general and administrative expenses when incurred. Options granted vest over four years and have a four and a half year contractual life.

As at December 31, 2004, 5.0 million shares were reserved for issuance under the Company’s Employee Incentive Stock Option Plan, of which 3.2 million options are outstanding, exercisable to May 31, 2009, at prices ranging from $8.91 to $26.29 per share.

Stock options	2004		2003
	Average		Average Grant
	Grant Price	Options	Price	Options

Balance, beginning of year	$9.64	3,632,000	$14.25	1,949,500
Granted	17.09	348,000	9.66	2,998,000
Exercised	9.97	(618,500)	14.29	(791,000)
Cancelled	9.09	(149,000)	10.30	(524,500)

Balance, end of year	$10.41	3,212,500	$9.64	3,632,000

Options exercisable, end of year	$10.26	1,282,875	$10.72	1,087,875

The formation of Paramount Energy Trust (note 4) resulted in the Company re-pricing stock options. 941,500 stock options issued in 2001, the majority of which were at exercise prices of $14.50 and $13.35 per option, were re-priced to exercise prices of $10.22 and $9.07 per option, respectively.

The following summarizes information about stock options outstanding at December 31, 2004:

		Outstanding			Exercisable
Exercise		Weighted Average	Weighted Average	Exercisable	Weighted Average
Prices	Number	Contractual Life	Exercise Price	Number	Exercise Price

$8.91-9.80	2,088,000	3	$9.02	561,375	$9.00
$10.01-12.02	820,500	1	11.04	721,500	11.25
$12.51-26.29	304,000	4	18.01	—	—

Total	3,212,500	2	$10.41	1,282,875	$10.26

During 2004, the Company paid $2.9 million (2003 – less than $0.1 million) related to stock options exercised for cash.

FAIR VALUES

In 2004, the Company prospectively adopted the intrinsic value method to account for its stock-based compensation. The Company recognized compensation costs related to stock options issued and outstanding of $41.2 million (2003 - $1.2 million).

Prior to 2004, the fair values of common share options granted were estimated as at the grant date using the Black-Scholes option pricing model. The weighted average fair value of the options granted during 2003 was $3.42, calculated using a risk-free rate of 5.8 percent, an estimated life of 4 years and an estimated volatility of 39 percent.

PER SHARE INFORMATION

Basic earnings per share are calculated based on a weighted average number of common shares of 59,755,480 (2003 – 60,098,447). There are no anti-dilutive options at December 31, 2004.

10. Income Taxes

The income tax provision differs from the expected income taxes obtained by applying the Canadian corporate tax rate to earning (loss) before taxes as follows:

	2004	2003

Corporate tax rate	39.04%	40.67%
Calculated income tax expense (recovery)	$32,150	$(24,233)
Increase (decrease) resulting from:
Non-deductible Crown charges, net of Alberta Royalty Tax Credit	25,455	21,991
Federal resource allowance	(21,787)	(17,124)
Federal and provincial income tax rate adjustment	481	(30,257)
Attributed Canadian Royalty Income recognized	(1,469)	(5,228)
Large Corporations Tax and other	6,795	2,875
Non-taxable portion of gain on sale of investments	(4,301)	—
Stock based compensation	3,205	—
Recognition of tax pools not previously recognized	—	(3,343)
Other	6,926	(5,473)

Income tax expense (recovery)	$47,455	$(60,792)

COMPONENTS OF FUTURE INCOME TAXES

The net future tax liability comprises:	2004	2003

Differences between tax base and reported amounts of depreciable assets	$215,583	$227,697
Asset retirement obligations	(34,281)	(23,486)
Stock-based compensation liability	(12,405)
Other	(2,517)	2,473

	$166,380	$206,684

11. Financial Instruments

As disclosed in note 2, on January 1, 2004, the fair value of all outstanding financial instruments that were no longer designated as accounting hedges, were recorded on the consolidated balance sheet with an offsetting net deferred gain. The net deferred gain is recognized into net earnings over the life of the associated contracts.

The changes in fair value associated with the financial instruments are recorded on the consolidated balance sheets with the associated unrealized gain or loss recorded in net earnings. The estimated fair value of all financial instruments is based on quoted prices or, in the absence of quoted prices, third party market indications and forecasts.

The following tables present a reconciliation of the change in the unrealized and realized gains and losses on financial instruments from January 1, 2004 to December 31, 2004.

December 31, 2004

Financial instrument asset	$21,564
Financial instrument liability	(2,188)

Net financial instrument asset	$19,376

	Year Ended
	December 31, 2004
	Net Deferred	Mark-to
	Amounts on	Market
	Transition	Gain (Loss)	Total

Fair value of contracts, January 1, 2004	$(1,450)	$1,450	$—
Change in fair value of contracts recorded on transition, still outstanding at December 31, 2004	—	1,301	1,301
Amortization of the fair value of contracts as at December 31, 2004	(196)	—	(196)
Fair value of contracts entered into during the period	—	18,271	18,271

Unrealized gain on financial instruments	$(1,646)	$21,022	$19,376

Realized loss on financial instruments for the year ended December 31, 2004			(683)

Net gain on financial instruments for the year ended December 31, 2004			$18,693

(a) INTEREST RATE CONTRACTS

On June 6, 2004, the Company entered into a fixed to floating interest rate swap. The fair value of this contract as at December 31, 2004, was a gain of $3.3 million.

Description of Swap		Notional	Indenture
Transaction	Maturity Date	Amount	Interest	Swap to	Effective Rate

Swap of 7.875 percent US$ Senior Notes	November 1, 2010	US$175 million	US$ fixed	US$ floating	US$ LIBOR plus 320 Basis Points

(b) FOREIGN EXCHANGE CONTRACTS

The Company has entered into the following currency index swap transactions, fixing the exchange rate on receipts of US $1 million each month at CDN $1.4337, expiring December 31, 2005. The US$/CDN$ closing exchange rate was 1.2020 as at December 31, 2004 (December 31, 2003 – 1.2965).

Year of settlement	US dollars	Weighted average exchange rate

2005	12,000	1.4337

At January 1, 2004, the Company recorded a deferred gain on financial instruments of $3.3 million related to existing foreign exchange contracts. The fair value of these contracts at December 31, 2004, was a gain of $2.7 million. The change in fair value, a $0.6 million loss, and $1.6 million amortization of the deferred gain have been recorded in the consolidated statement of earnings.

During November 2004, the Company entered into a series of US$/CDN$ put/call options. The fair value of these contracts as at December 31, 2004 was a gain of $0.8 million.

Put/Call	Strike	Foreign Exchange Option Currencies	Notional - CDN$	Expiry Date

Put	1.2048	USD/CDN	$60,240,000	January 12, 2005
Call	1.1765	USD/CDN	$58,825,000	January 12, 2005
Put	1.1976	USD/CDN	$59,880,000	January 10, 2005
Call	1.1628	USD/CDN	$58,140,000	January 10, 2005

(c) COMMODITY PRICE CONTRACTS

At December 31, 2004, the Company has entered into financial forward contracts as follows:

	Amount	Price	Term

Sales Contracts
NYMEX Fixed Price	10,000 MMbtu/d	US $6.41	November 2004 - March 2005
NYMEX Fixed Price	10,000 MMbtu/d	US $7.46	November 2004 - March 2005
NYMEX Fixed Price	10,000 MMbtu/d	US $7.95	November 2004 - March 2005
AECO Fixed Price	20,000 GJ/d	$7.90	November 2004 - March 2005
AECO Fixed Price	20,000 GJ/d	$8.03	November 2004 - March 2005
AECO Fixed Price	20,000 GJ/d	$7.60	November 2004 - March 2005
NYMEX Call Option	20,000 MMbtu/d	US $10.00 Strike	December 2004 - March 2005
AECO Fixed Price	20,000 GJ/d	$6.28	April 2005 - June 2005
AECO Fixed Price	20,000 GJ/d	$6.30	April 2005 - June 2005
AECO Fixed Price	20,000 GJ/d	$6.80	April 2005 - June 2005

Purchase Contracts
AECO Fixed Price	20,000 GJ/d	$6.76	November 2004 - March 2005

The fair values of these contracts as at December 31, 2004 was a $14.2 million gain.

At January 1, 2004, the Company recorded a deferred loss on financial instruments of $1.8 million related to existing forward commodity price contracts. The deferred loss has been fully amortized as at December 31, 2004.

(d) FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

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

(e) CREDIT RISK

The Company is exposed to credit risk from financial instruments to the extent of non-performance by third parties, and non-performance by counterparties to swap agreements. The Company minimizes credit risk associated with possible non-performance by financial instrument counterparties by entering into contracts with only highly rated counterparties and controls third party credit risk with credit approvals, limits on exposures to any one counterparty, and monitoring procedures. The Company sells production to a variety of purchasers under normal industry sale and payment terms. The Company’s accounts receivable are with customers and joint venture partners in the petroleum and natural gas industry and are subject to normal credit risk.

(f) INTEREST RATE RISK

The Company is exposed to interest rate risk to the extent that changes in market interest rates will impact the Company’s debts that have a floating interest rate.

12. Change In Non-Cash Working Capital

	2004	2003

Change in non-cash working capital:
Short-term investments	$(10,532)	$(283)
Accounts receivable	(25,480)	6,859
Prepaid expenses	(978)	1,829
Accounts payable and accrued liabilities	37,019	(26,958)
Discontinued operations	—	(201)

	29	(18,754)

Operating activities	(27,320)	(33,582)
Investing activities	27,349	14,828

	$29	$(18,754)

Certain changes in non-cash working capital which were incurred as a result of asset dispositions during the year have been excluded from the above amounts.

Amounts paid during the year related to interest and Large Corporations and other taxes were as follows:

	2004	2003

Interest paid	$18,951	$17,497
Large Corporations and other taxes paid, including settlements	$31,021	$2,395

13. Related Party Transactions

DISPOSITION OF ASSETS TO PARAMOUNT ENERGY TRUST

On December 13, 2004, the Company completed the disposition of a building to Paramount Energy Trust. The transaction has been recorded at the exchange amount. The Company received proceeds of $10.5 million, inclusive of the mortgage assumed by the purchaser of $6.4 million.

In the first quarter of 2003, the Company sold certain natural gas assets in Northeast Alberta to the Trust, a related party. The transaction (see note 4), was accounted for at the net book value of the assets as recorded in the Company.

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

COMMITMENTS

As at December 31, 2004, the Company has the following pipeline transportation commitments:

Year	Commitment

2005	$22,015
2006	21,252
2007	21,252
2008	21,252
2009	20,823
Thereafter	130,611

$237,205

At December 31, 2004, the Company has entered into the following physical delivery natural gas contracts:

	Amount	Price	Term

Sales Contracts
Station 2 Fixed Price	8,000 GJ/d	$7.99	November 2004 - March 2005
Station 2 Fixed Price	12,000 GJ/d	$8.00	November 2004 - March 2005

15. Comparative Figures

Certain comparative figures have been reclassified to conform to the current year’s financial statement presentation.

16. Subsequent Events

TRUST SPINOUT

On September 27, 2004, the Board of Directors of Paramount authorized management of Paramount to undertake an examination of possible corporate restructuring alternatives available to Paramount to increase shareholder value, including but not limited to: maintaining the status quo and continuing Paramount’s strategic direction as an independent oil and natural gas exploration and development company, and reorganizing Paramount, either in whole or in part, into an energy trust.

On December 13, 2004, Paramount announced that its board of directors had unanimously approved a proposed reorganization which would result in Paramount’s shareholders receiving in exchange for their Common Shares, one New Common Share of Paramount and one Trust Unit of the Trust, Trilogy Energy Trust (“Trilogy”).

Trilogy will indirectly own certain of Paramount’s existing assets. The assets intended to become indirectly owned by Trilogy, referred to as the “Spinout Assets,” are located in the Kaybob and Marten Creek areas of Alberta.

In order to implement any proposed reorganization of Paramount, the Company required the consent of the majority holders of each of its 2010 Notes in the aggregate principal amount of US $175 million and its 2014 Notes in the aggregate principal amount of US $125 million. Consent from note holders was obtained on February 7, 2005.

A special meeting of securityholders required for approval of the spinout transaction has been scheduled on March 28, 2005. The Trust Spinout is to be effected through an arrangement under the Business Corporations Act (Alberta) and Paramount obtained an interim order from the Court of Queen’s Bench of Alberta regarding the meeting on February 28, 2005.

NOTES OFFERING

On February 7, 2005, Paramount completed the Notes Offer, as amended, issuing US $213,593,000 principal amount of 2013 Notes and paying aggregate cash consideration of approximately US $36.2 million in exchange for approximately 99.31 percent of the outstanding 2010 Notes and 100 percent of the outstanding 2014 Notes. As a result, US $913,000 principal amount of the 2010 Notes and no 2014 Notes remain outstanding.

The 2013 Notes bear interest at a rate of 8 1/2 percent per year and mature on January 31, 2013. The 2013 Notes will be secured by approximately 80 percent of the Trust Units that will be owned by Paramount following the completion of the Trust Spinout; however, Paramount may sell such Trust Units provided it makes an offer to the holders of the 2013 Notes to purchase 2013 Notes with the next proceeds of any sales at par plus a redemption premium of up to 4 1/4 percent depending on when the offer is made. The 2013 Notes cannot be redeemed with proceeds of equity offerings, but Paramount may, at its option, redeem all or part of the 2013 Notes after January 31, 2007 at par plus a redemption premium up to 4 1/4 percent depending on when the notes are redeemed. If holders of a majority in aggregate principal amount of the 2013 Notes provide notice on September 30, 2005 that they elect to increase the interest rate on the 2013 Notes to 10 1/2 percent per year, Paramount may, at its option, at any time on or prior to January 31, 2006, redeem all of the 2013 Notes at par.

GAS MARKETING LIMITED PARTNERSHIP

Paramount closed a transaction in March 2005 whereby it acquired an indirect 25 percent ownership interest in a gas marketing limited partnership for US$5 million. In conjunction with the acquisition of the ownership interest, Paramount will make available for delivery an average of 150 million GJ/d of natural gas over a five year term, to be marketed on Paramount’s behalf by the gas marketing limited partnership.

17. Reconciliation Of Financial Statements To United States Generally Accepted Principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP. Any differences in accounting principles as they pertain to the accompanying financial statements are not material except as described below. The application of US GAAP would have the following effects on the Company’s historical net earnings (loss) as reported:

	Year ended	Year ended
	December 31, 2004	December 31, 2003
		(restated - notes 2 and 5)
Net earnings for the year as reported	$41,174	$1,151

Adjustments, net of tax
Forward foreign exchange contracts and other financial instruments(a)	(1,053)	3,411
Impairments and related change in depletion(c)	5,385	11,546
General and administrative (i)	—	703
Short-term investments(f)	929	428
Future income taxes (b)	(5,633)
Earnings from discontinued operations (e)	—	(8,593)

Earnings before discontinued operations and change in accounting policy	$40,802	$8,646

Earnings from discontinued operations (e)	—	8,593
Change in accounting policy - Asset Retirement Obligation(d)	—	(4,127)

Net earnings for the year - US GAAP	$40,802	$13,112

Net earnings per common share before discontinued operations and change in accounting policy - US GAAP
Basic	$0.68	$0.14
Diluted	$0.67	$0.14
Net earnings per common share - US GAAP
Basic	$0.68	$0.22
Diluted	$0.67	$0.22

The application of US GAAP would have the following effect on the balance sheet at December 31:

	2004		2003
	As Reported	US GAAP	As Reported	US GAAP
		(restated - notes 2 and 5)
Assets
Short-term investments(f)	$24,983	$27,149	$16,551	$17,265
Financial instrument assets (a)	21,564	18,271	—	—
Property, plant and equipment(c)(d)	1,345,806	1,350,286	1,037,307	1,033,373

Liabilities
Accounts payable and accrued liabilities(b)	147,508	152,893	109,334	109,334
Deferred hedging loss (a)	—	—	—	1,726
Financial instrument liability(a)	2,188	542	—	—
Deferred revenue(a)	—	—	3,959	—
Future income taxes(a)(b)(c)(f)	166,380	167,587	206,684	206,570

Shareholders’ equity
Common shares(b)	302,932	303,180	200,274	200,274
Retained earnings	$322,107	$324,253	$295,013	$298,295

(a) FORWARD FOREIGN EXCHANGE CONTRACTS AND OTHER FINANCIAL INSTRUMENTS

Prior to January 1, 2004, Paramount had designated, for Canadian GAAP purposes, its derivative financial instruments as hedges of anticipated revenue and expenses. In accordance with Canadian GAAP, payments or receipts on these contracts were recognized in income concurrently with the hedged transaction. Accordingly, the fair value of contracts deemed to be hedges was not previously reflected in the balance sheet, and changes in fair value were not reflected in earnings. As disclosed in note 2 of the unaudited consolidated financial statements as at and for the year ended December 31, 2004, effective January 1, 2004, the Company has elected not to designate any of its financial instruments as hedges for Canadian GAAP purposes, thus eliminating this US/Canadian GAAP difference in future periods.

For US purposes, the Company has adopted Statement of Financial Accounting Standards (‘‘SFAS’’) No. 133, as amended, “Accounting for Derivative Instruments and Hedging Activities”. With the adoption of this standard, all derivative instruments are recognized on the balance sheet at fair value. The statement requires that changes in the derivative instrument’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met.

Under US GAAP for the year ended December 31, 2004, the deferred financial instrument asset of $3.3 million and the deferred financial instrument liability of $1.8 million described in note 2 of the consolidated financial statements as at December 31, 2004 would not be recorded for US GAAP purposes. Amortization of the deferred financial instrument asset and liability would be recognized in earnings under Canadian GAAP. The remaining unamortized amount of $1.6 million (net of tax - $1.1 million) has been reflected as a retained earnings adjustment as this has been reflected in earnings in prior years US GAAP reconciliations.

Under US GAAP for the year ended December 31, 2004, an additional expense of $1.6 million (net of tax - $1.1 million) would have been recorded to adjust for the deferred financial instruments assets and liabilities amortization.

Under US GAAP for the year ended December 31, 2003, additional income of $5.7 million (net of tax - $3.4 million) would have been recorded.

(b) FUTURE INCOME TAXES

The Canadian liability method of accounting for income taxes is similar to the United States Statement of Financial Accounting Standard No. 109 ‘‘Accounting for Income Taxes’’, which requires the recognition of future tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. Pursuant to US GAAP, enacted tax rates are used to calculate future taxes, whereas Canadian GAAP uses substantively enacted rates. For the years ended December 31, 2004 and 2003, this difference did not impact the Company’s financial position or results of operations except for the Company’s accounting for a flow-through share issuance in October 2004. For Canadian GAAP, upon renunciation of tax pools, an adjustment is made to share capital and future income tax liabilities. Under SFAS 109, the proceeds from the issuance of flow through shares should be allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the shares. A liability is recognized for this difference. The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at the time. Income tax expense is the difference between the amount of the future tax liability and the liability recognized on issuance. As at and for the year ended December 31, 2004, share capital would increase by $0.2 million, accounts payable and accrued liabilities would increase $5.4 million, and future income tax expense would increase $5.6 million.

(c) PROPERTY, PLANT AND EQUIPMENT

Under both US and Canadian GAAP, property, plant and equipment must be assessed for potential impairments. Under US GAAP, if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, then an impairment loss (the amount by which the carrying amount of the asset exceeds the fair value of the asset) should be recognized. Fair value is calculated as the present value of estimated expected future cash flows. Prior to January 1, 2004, under Canadian GAAP, the impairment loss was the difference between the carrying value of the asset and its net recoverable amount (undiscounted). Effective January 1, 2004, the CICA implemented a new pronouncement on impairment of long-lived assets, which eliminated the US/Canadian GAAP difference going forward. For the year ended December 31, 2004, no impairment change would be recorded and a reduction in depletion expense of $8.4 million (net of tax - $5.4 million) would be recorded due to impairment charges recorded in fiscal 2002 and 2001. For the year ended December 31, 2003, no impairment charge would be recorded and a reduction in depletion expense of $19.2 million (net of tax - $11.5 million) would be recorded due to impairment charges recorded in fiscal 2002 and 2001 under US GAAP. The resulting differences in recorded carrying values of impaired assets result in further differences in depreciation, depletion and amortization expense in subsequent years.

     Suspended Wells

In September 2004, the EITF discussed Issue No. 04-9, “Accounting for Suspended Well Costs,” as it relates to SFAS No. 19, “Financial Accounting and Reporting by Oil and Gas Producing Companies.” SFAS No. 19 requires that the costs of exploratory wells be capitalized, or “suspended,” on the balance sheet, pending a determination of whether potentially economic oil and gas reserves have been discovered. The discussion centered on whether certain circumstances would permit the continued capitalization of the costs for an exploratory well beyond one year, in the absence of plans for another exploratory well. The EITF removed the issue from its agenda, and requested that the FASB consider an amendment to SFAS No. 19 to clarify when it is permissible to continue to capitalize exploratory well costs beyond one year if (a) the well had found a sufficient quantity of reserves to justify its completion as a producing well, assuming the required capital expenditures would be made, and (b) the company was making sufficient progress assessing the reserves and the economic and operating viability of the project. In February 2005, the FASB posted FASB Staff Position (FSP) FAS No. 19-a, “Accounting for Suspended Well Costs,” on its Web

site for comment. The proposed FSP provides for continued capitalization past one year if a company is making sufficient progress on assessing the reserves and the economic and operating viability of the project. The proposed FSP also provides disclosure requirements about capitalized exploratory well costs. We estimate that if the proposed FSP were adopted prospectively on January 1, 2003, net income would not have changed in 2004 or 2003. We believe that the adoption of the FSP as proposed would not result in the write-off of any well suspended as of December 31, 2004. We plan to continue to monitor the deliberations of the FASB on this issue.

The following table reflects the net changes in suspended exploratory well costs during 2004 and 2003.

(millions of dollars)	2004	2003

Beginning balance at January 1	$46	$99
Additions pending the determination of proved reserves	110	15
Reclassifications to proved properties	(24)	(18)
Charged to dry hole expense	(14)	(23)
Wells sold during the period	—	(27)

Ending balance at December 31	$118	$46

The following table provides an aging of capitalized exploratory well costs based on the date the drilling was completed and the number of wells for which exploratory well costs have been capitalized for a period greater than one year since the completion of drilling.

(millions of dollars)	2004	2003

Capitalized exploratory costs that have been capitalized for a period of one year or less	$86	$19
Capitalized exploratory costs that have been capitalized for a period of greater that one year	32	27

Balance at December 31	$118	$46

Number of exploratory wells that have costs capitalized for a period greater than one year	23	29

Included in total suspended well costs at year-end 2004 were 23 wells totaling $32 million related to areas where major capital expenditures and further exploratory drilling is required to classify the reserves as proved. These costs were suspended between 1999 and 2003. At December 31, 2004, $12 million of the costs related to Colville Lake in the Northwest Territories. The commerciality of the gas is being evaluated in conjunction with the upcoming drilling program and the completion of the Mackenzie Valley Gas Pipeline. The remaining $20 million relate to projects where infrastructure decisions are dependent on environmental permitting and production capacity, or where we are continuing to assess reserves and their potential development. At December 31, 2004, we did not have any amounts suspended that were associated with areas not requiring major capital expenditures before production could begin, where more than one year had elapsed since the completion of drilling.

(d) ASSET RETIREMENT OBLIGATIONS

Effective January 1, 2004, the Company has retroactively adopted, with restatement, the CICA recommendations on Asset Retirement Obligations. For US GAAP purposes, the Company has adopted SFAS No. 143, “Accounting for Asset Retirement Obligations”, effective January 1, 2003. For US GAAP, the cumulative impact upon adoption of SFAS No. 143 for the year ended December 31, 2003, is a $6.9 million (net of tax - $4.1 million) charge to earnings (loss) or $0.07 per basic and diluted common share. For Canadian GAAP purposes, upon adoption on January 1, 2004, the retroactive effect of this pronouncement on prior years was reflected in opening retained earnings for the earliest period presented.

(e) DISCONTINUED OPERATIONS

Under US GAAP, the transaction resulting in the disposal of the Trust Assets to Paramount Energy Trust as described in note 4 of the consolidated financial statements for the year-ended December 31, 2003 would be accounted for as discontinued operations as the applicable criteria set out in SFAS 144, ‘‘Accounting for Impairment or Disposal of Long-Lived Assets’’ had been met. Accordingly, the carrying value of the Trust Assets is separately presented in the consolidated balance sheet. Net income from discontinued operations for the year ended December 31, 2003 would have been $12.9 million (net of tax - $8.6 million), or $0.14 per basic and diluted common share.

(f) SHORT-TERM INVESTMENTS

Under US GAAP, equity securities that are bought and sold in the short term are classified as trading securities. Unrealized holding gains and losses related to trading securities are included in earnings as incurred. Under Canadian GAAP, these gains and losses are not recognized in earnings until the security is sold. As at December 31, 2004, the Company had unrealized holding gains of $2.2 million (net of tax - $1.4 million). As at December 31, 2003, the Company had unrealized holding gains of $0.7 million (net of tax - $0.4 million).

(g) OTHER COMPREHENSIVE INCOME

Under US GAAP, certain items such as the unrealized gain or loss on derivative instrument contracts designated and effective as cash flow hedges are included in other comprehensive income. In these financial statements, there are no comprehensive income items other than net earnings.

(h) STATEMENTS OF CASH FLOW

The application of US GAAP would change the amounts as reported under Canadian GAAP for cash flows provided by (used in) operating, investing or financing activities. For US GAAP, dry hole costs of $24.7 million (2003 - $36.6 million) are not added back in calculating cash flow from operations. For Canadian GAAP, the consolidated statements of cash flow include, under investing activities, changes in working capital for items not affecting cash, such as accounts payable related to the non-cash elements of property and equipment. For US GAAP, for the year ended December 31, 2004, there would be a reduction of $27.3 million (2003 – reduction of $14.8 million) to investing activities related to changes in non-cash investing working capital. The presentation of cash flow from operations is a non US GAAP terminology.

(i) STOCK-BASED COMPENSATION

The Company has granted stock options to selected employees, directors and officers. For US GAAP purposes, SFAS 123, “Accounting for Stock-Based Compensation”, requires that an enterprise recognize, or at its option, disclose the impact of the fair value of stock options and other forms of stock-based compensation cost.

The following table summarizes the pro forma effect on earnings had the Company recorded the fair value of options granted:

Year ended
December 31, 2003

Net earnings (loss) for the period – US GAAP	$13,112
Stock-based compensation expense determined under the fair value based method for all awards, net of related tax effects	(703)

Pro forma net earnings – US GAAP	$12,409

Net earnings (loss) per common share
Basic
- as reported	$0.22
- pro forma	$0.21
Diluted
- as reported	$0.22
- pro forma	$0.21

Under APB Opinion 25, the re-pricing of outstanding stock options under a fixed price stock option plan results in these options being accounted for as variable price options from the date of the modification until they are exercised, forfeited or expire. For the year ended December 31, 2004, there would be no impact as the Company has prospectively applied the intrinsic value method to account for its stock based compensation. For the year ended December 31, 2003, an additional income of $0.7 million would have been recorded as general and administrative expense related to the re-pricing of outstanding stock options and for the year ended December 31, 2003, $1.2 million of general and administrative expenses related to stock options under Canadian GAAP would be reversed as the Company has chosen not to fair value account for its options using the fair value method under SFAS 123.

(j) BUY/SELL ARRANGEMENTS

For US GAAP, buy/sell arrangements are reported on a gross basis. For the year ended December 31, 2004, the Company had sales of $22.2 million (2003 - $57.5 million) and purchases of $22.0 million (2003 - $63.1 million), related to buy/sell arrangements. The net gain of $0.2 million (2003 - $5.6 million loss) has been reflected in revenue for Canadian GAAP purposes.

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.1, 99.2, 99.3 and 99.4 to this Annual Report on Form 40-F.

(b)	Disclosure Controls and Procedures. As of the end of the registrant’s fiscal year ended December 31, 2004, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the registrant’s principal executive officer and principal financial officer. Based upon that evaluation, the registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

(c)	Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2004, there were no changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.

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

Principal Accountant Fees and Services.

The required disclosure is included under the heading “Audit Committee Information-External Auditor Service Fees” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2004, filed as part of this Annual Report on Form 40-F.

Pre-Approval Policies and Procedures.

The required disclosure is included under the heading “Audit Committee Information-Pre-Approval Policies and Procedures” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2004, filed as part of this Annual Report on Form 40-F.

Off-Balance Sheet Arrangements.

No such arrangements existed as at December 31, 2004.

Tabular Disclosure of Contractual Obligations.

The required disclosure is included under the heading “Liquidity and Capital Resources” in the registrant’s Management’s Discussion and Analysis of Financial Condition for the fiscal year ended December 31, 2004, filed as part of this Annual Report on Form 40-F.

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

B. Consent to Service of Process.

     The Company has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

     Any change to the name or address of the agent for service of process of the registrant shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X referencing the file number of the registrant.

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 31, 2005.

Paramount Resources Ltd.
By:	/s/ Charles E. Morin
	Name:	Charles E. Morin
	Title:	General Counsel and Corporate Secretary

By:	/s/ Bernard K. Lee
	Name:	Bernard K. Lee
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.3	Section 1350 Certification of Chief Executive Officer

99.4	Section 1350 Certification of Chief Financial Officer

99.5	Consent of Ernst & Young LLP

99.6	Consent of McDaniel & Associates Consultants Ltd.

99.7	Consent of Paddock Lindstrom & Associates Ltd.