Form 40-F
period 2005-12-31
PARAMOUNT RESOURCES LTD
filed 2006-03-15
CIK 1262767

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005
Commission file number 333-109343
Paramount Resources Ltd.
(Exact name of registrant as specified in its charter)

Alberta	1311	Not applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if Applicable))
4700, 888 – 3rd Street S.W., Calgary, Alberta, Canada T2P 5C5
(403) 290-3600
(Address and Telephone Number of Registrant’s Principal Executive Offices)
DL Services Inc., 1420 Fifth Avenue, Suite 3400, Seattle, Washington 98101
(206) 903-5448
(Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act. None
Securities registered or to be registered pursuant to Section 12(g) of the Act. None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. Debt Securities
For annual reports, indicate by check mark the information filed with this Form:

☑ Annual Information Form	☑ Audited Annual Financial Statements
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 66,221,675
     Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes ☐	No ☑
     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No ☐

FORM 40-F
Principal Documents
The following documents have been filed as part of this Annual Report on Form 40-F, beginning on the following page:
(a)	Annual Information Form for the fiscal year ended December 31, 2005;

(b)	Management’s Discussion and Analysis for the fiscal year ended December 31, 2005; and

(c)	Consolidated Financial Statements for the fiscal year ended December 31, 2005 (Note 19 to the Consolidated Financial Statements relates to United States Accounting Principles and Reporting (U.S. GAAP)).

ANNUAL INFORMATION FORM
For the Year Ended December 31, 2005
March 12, 2006

ANNUAL INFORMATION FORM
-i-

INTRODUCTORY INFORMATION
In this annual information form, unless otherwise specified or the context otherwise requires, reference to “Paramount” or to the “Company” includes reference to subsidiaries of and partnership interests held by Paramount Resources Ltd. and its subsidiaries.
Unless otherwise indicated, all financial information included in this annual information form is determined using Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in some respects from generally accepted accounting principles in the United States (“U.S. GAAP”). The effect of significant differences between Canadian GAAP and US GAAP on Paramount’s audited consolidated financial statements as at and for the year ended December 31, 2005 is disclosed in Note 19 of such financial statements.
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
The financial, production and other operating data in this annual information form as at dates prior to, or for periods entirely or partly prior to, the Trust Spinout (as defined and described herein under “GENERAL DEVELOPMENT OF THE BUSINESS — 2004) have not been adjusted to remove the results associated with those oil and gas assets which were spun out by the Company to Trilogy Energy Trust under the Trust Spinout.
NOTE REGARDING FORWARD LOOKING STATEMENTS
Certain statements included or incorporated by reference in this annual information form constitute forward-looking statements under applicable securities legislation. Forward-looking statements or information typically contain statements with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “estimate”, “propose”, or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this annual information form include, but are not limited to: capital expenditures, estimated resources and the net present values of such estimated resources, business strategies and objectives, reserve quantities and the discounted present value of future net cash flows from such reserves, net revenue, anticipated tax liabilities, future production levels, exploration plans, development plans, abandonment and reclamation plans, acquisition and disposition plans and the timing thereof, operating and other costs and royalty rates.
Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. The following assumptions have been made, in addition to any other assumptions identified in this annual information form:
•	the ability of Paramount to obtain equipment, services and supplies in a timely manner to carry out its activities;

•	the ability of Paramount to market oil and natural gas successfully to current and new customers;

•	the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;

•	the timing and costs to bring Paramount’s oil sands project on production;

•	the ability of Paramount and its industry partners to obtain drilling success consistent with expectations;

•	the timely receipt of required regulatory approvals;

•	the ability of Paramount to obtain financing on acceptable terms;

•	currency, exchange and interest rates; and

•	future oil and gas prices.
Although Paramount believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements as Paramount can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Paramount and described in the forward-looking statements or information These risks and uncertainties include but are not limited to:
•	the ability of management to execute its business plan;
•	the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;
•	risks and uncertainties involving the geology of oil and gas deposits;
•	risks inherent in Paramount’s marketing operations, including credit risk;
•	the uncertainty of reserves estimates and reserves life;
•	the uncertainty of resource estimates and resource life;
•	the uncertainty of estimates and projections relating to exploration and development costs and expenses;
•	the uncertainty of estimates and projections relating to future production and the results of exploration, development and drilling;
•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•	Paramount’s ability to enter into or renew leases;
•	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
•	health, safety and environmental risks;
•	Paramount’s ability to secure adequate product transportation;
•	imprecision in estimates of product sales;
•	uncertainties as to the availability and cost of financing;

•	the ability of Paramount to add production and reserves through development and exploration activities;
•	weather;
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
•	uncertainty in amounts and timing of royalty payments;
•	changes in taxation laws and regulations and the interpretation thereof;
•	changes in environmental and other regulations and the interpretation thereof;
•	the ability to obtain necessary regulatory approvals;
•	risks associated with existing and potential future law suits and regulatory actions against Paramount;
•	general economic and business conditions; and
•	other risks and uncertainties described elsewhere in this annual information form or in Paramount’s other filings with Canadian securities authorities and the United States Securities and Exchange Commission.
The forward-looking statements or information contained in this annual information form are made as of the date hereof and Paramount undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.
NOTE REGARDING NON-GAAP MEASURES
In this annual information form, Paramount uses the terms “Funds flow from continuing operations”, “Funds flow from discontinued operations”, “Funds flow from operations per share – basic” and “Funds flow from operations per share – diluted” (collectively, the “Non-GAAP Measures”) as indicators of Paramount’s financial performance. The Non-GAAP Measures do not have standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures presented by other issuers.
Funds flow from operations refers to the cash flows from operating activities before net changes in operating working capital. Funds flow from operations includes distributions and dividends received on securities held by Paramount and other income. Management of Paramount believes that “Funds flow from operations” provides useful information to investors as an indicative measure of performance. The most directly comparable measure to “Funds flow from operations” calculated in accordance with Canadian GAAP is cash flows from operating activities. “Funds flow from operations” can be reconciled to cash flows from operating activities by adding (deducting) the net change in operating working capital as shown in the Company’s audited consolidated financial statements as at and for the year ended December 31, 2005.
Investors are cautioned that the Non-GAAP Measures should not be considered in isolation or construed as alternatives to their mostly directly comparable measure calculated in accordance with Canadian GAAP, as set forth above, or other measures of financial performance calculated in accordance with Canadian GAAP.

CORPORATE STRUCTURE
Paramount was incorporated under the laws of the Province of Alberta on February 14, 1978. Paramount amalgamated with Paramount Acquisition Ltd. on January 1, 1992 and continued as Paramount Resources Ltd. Paramount’s shares were split on a three for one basis in 1989 and again in 1997 on the same basis. In conjunction with the Trust Spinout (see “GENERAL DEVELOPMENT OF THE BUSINESS – 2005”), Paramount’s articles were amended to: change the designation of Paramount’s common shares to Class A Common Shares and to add certain rights to such shares and to add Class X Preferred Shares and Class Z Preferred Shares. Further information on the Company’s share capital is disclosed under “DESCRIPTION OF SHARE CAPITAL”.
Paramount’s Class A Common Shares (“Common Shares”) are listed on the Toronto Stock Exchange and Paramount is currently part of the S&P/TSX Composite Index (Oil & Gas Producers sub index).
The head and principal office of the Company is located at Suite 4700, 888 – 3rd Street S.W., Calgary, Alberta T2P 5C5.
The following table presents the name, the percentage of voting securities owned and the jurisdiction of incorporation or formation of Paramount’s principal subsidiaries and partnerships. The following table does not include all subsidiaries and partnerships of Paramount. The subsidiaries and partnerships listed in the following table held, in aggregate, greater than 95 percent of Paramount’s consolidated assets as at December 31, 2005 which accounted for greater than 95 percent of Paramount’s consolidated revenues for the year ended December 31, 2005.

		Jurisdiction of
		Incorporation or
Subsidiaries and Partnerships	Percentage Owned(1)	Formation

Summit Resources Limited	100	Alberta
Paramount Resources (general partnership)	100	Alberta
1152807 Alberta Ltd.	100	Alberta
Summit Resources, Inc.	100	Montana
Summit Operating Partnership (2)	100	Alberta

Notes:

(1)	Includes indirect ownership.

(2)	Summit Operating Partnership became indirectly wholly-owned by Trilogy Energy Trust under the Trust Spinout on April 1, 2005. Revenues of this partnership were reported in Paramount’s consolidated revenues prior to this date.
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
On October 27, 2003, the Company completed a public offering in the United States of U.S. $175 million principal amount of 7 7/8 percent senior notes due 2010 (the “2010 Notes”).
During 2003, the Company also successfully completed a disposition program consisting of minor, non-core producing and non-producing properties for total consideration of $71.2 million.
2004
On June 29, 2004, the Company completed a public offering in the United States of U.S. $125 million principal amount of 8 7/8 percent senior notes due 2014 (the “2014 Notes”).
On June 30, 2004, Paramount completed the acquisition of oil and natural gas assets in the Kaybob area in central Alberta and in the Fort Liard area in the Northwest Territories and northeast British Columbia for $185.1 million, after adjustments
On August 16, 2004, Paramount completed the acquisition of assets in the Marten Creek area in Grande Prairie for $86.9 million, after adjustments. The assets acquired were producing approximately 14 MMcf/d of natural gas or 2,300 Boe/d at the date of acquisition. The reserves attributable to the properties as of July 1, 2004 consisted of proved reserves of approximately 17.4 Bcf of natural gas or 2.9 million Boe and proved plus probable reserves of approximately 22.2 Bcf of natural gas or 3.7 million Boe.
On October 15, 2004, Paramount completed the private placement of 2,000,000 common shares issued on a “flow-through” basis at $29.50 per share for gross proceeds of $59 million. On October 26, 2004, Paramount completed a public offering of 2,500,000 common shares at $23.00 per share for gross proceeds of $57.5 million.
On December 6, 2004, Paramount completed the acquisition of certain natural gas and crude oil properties in the Fort Liard Area of the Northwest Territories and Northeast British Columbia for consideration of approximately $50 million, subject to adjustments. Paramount also acquired 45,133 net acres of land in the acquisition. The acquired assets were producing approximately 14 MMcfe/d at the date of acquisition.
At a meeting of Paramount’s board held on December 13, 2004, after considering the recommendation of management and after receiving legal and financial advice from Paramount’s advisors, Paramount’s board approved a proposed reorganization of Paramount (the “Trust Spinout”) which would result in Paramount’s shareholders and Paramount receiving units of a new public energy trust which would indirectly own existing assets of Paramount in the Kaybob and Marten Creek areas of Alberta.

On December 15, 2004, Paramount initiated an offer to exchange the 2010 Notes and 2014 Notes outstanding following the redemption of such notes (described below) for an equal principal amount of new notes and cash and solicited consents from the holders of such notes to certain amendments to the indentures governing such notes to permit the Trust Spinout (the “Notes Offer”).
On December 30, 2004, Paramount redeemed approximately U.S. $41.7 million aggregate principal amount of its 2010 Notes and approximately U.S. $43.8 million aggregate principal amount of its 2014 Notes. The redemption price was U.S. $1,078.75 per U.S. $1,000 principal amount of the 2010 Notes and U.S. $1,088.75 per U.S. $1,000 principal amount of the 2014 Notes.
2005
Paramount obtained the consent of the holders of the 2010 Notes and 2014 Notes to the Trust Spinout through the completion of the Notes Offer, as amended, on February 7, 2005. Paramount issued U.S. $213,593,000 principal amount of 8 1/2 percent senior notes due 2013 (the “2013 Notes”) and paid aggregate cash consideration of approximately U.S. $36.2 million in exchange for approximately 99.31 percent of the outstanding 2010 Notes and 100 percent of the outstanding 2014 Notes under the amended Notes Offer. Paramount subsequently purchased the residual 2010 Notes through open market purchases in 2005.
On March 28, 2005, Paramount’s shareholders and optionholders approved an arrangement under the Business Corporations Act (Alberta) (the “Arrangement”) in respect of the Trust Spinout, and on March 29, 2005 the Court of Queen’s Bench of Alberta approved the Arrangement. The Trust Spinout was completed through the Arrangement and other transactions on April 1, 2005. Through the Trust Spinout, shareholders of Paramount received, for each of their shares, one Common Share and one trust unit (“Trust Unit”) of Trilogy Energy Trust (“Trilogy”), and Paramount also received Trust Units. Upon completion of the Trust Spinout, shareholders of Paramount owned all of the issued and outstanding Common Shares and 81 percent of the issued and outstanding Trust Units, with the remaining 19 percent of the issued and outstanding Trust Units being held by Paramount. 12,755,845 of Paramount’s total 15,035,345 Trust Units secure the 2013 Notes. To the extent Paramount sells or otherwise disposes of all or a portion of such Trust Units, it must offer to redeem the 2013 Notes with the net proceeds received at 104.25 percent of the principal amount of the 2014 Notes prior to January 31, 2007 with reducing premiums thereafter until January 31, 2011 at which time the 2013 Notes can be redeemed at par. Through the Trust Spinout, Trilogy became the indirect owner of Paramount’s properties in the Kaybob and Marten Creek areas of Alberta with production of approximately 25,000 Boe/d or approximately 60 percent of Paramount’s aggregate daily production as of the time of the Trust Spinout.
On July 14, 2005, Paramount completed a private placement of 1,900,000 “flow-through” Common Shares at a price of $21.25 per share for gross proceeds of approximately $40.4 million.
Throughout 2005, Paramount and North American Oil Sands Corporation (“NAOSC”), through a 50/50 owned joint venture (the “Paramount JV”), drilled and evaluated oil sands interests in the central portion of the Athabasca Oil Sands region of Alberta. Paramount also drilled and evaluated its 12 sections of in situ oil sands leases in the Surmont area of Alberta in which Paramount has a 100 percent interest during 2005.
As at December 31, 2005, Paramount’s interest in Trilogy decreased from 19 percent to 17.7 percent as a result of a public offering of Trust Units by Trilogy on December 30, 2005. As at December 31, 2005, Paramount’s Trust Units had a market value of approximately $357.8 million.

NARRATIVE DESCRIPTION OF THE BUSINESS
OVERVIEW
Paramount’s principal properties are located primarily in Alberta, the Northwest Territories and British Columbia in Canada. Paramount also has properties offshore on the East Coast in Canada, and in Montana, North Dakota and California in the United States. In 2005, approximately 82 percent of the Company’s production was natural gas.
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
At December 31, 2005, approximately 61 percent of Paramount’s proved and probable natural gas reserves and approximately 35 percent of its crude oil and natural gas liquids reserves were located in Alberta, with the balance in Paramount’s other operating areas. In 2005, Paramount operated approximately 86 percent of its net producing natural gas wells and approximately 91 percent of its net producing crude oil and natural gas liquids wells.
Paramount has established areas of production in Kaybob, Grande Prairie, Northwest Alberta, Liard, Northwest Territories, Northeast British Columbia, Southern Alberta, Southeast Saskatchewan, Northeast Alberta, Montana and North Dakota. Paramount continues to explore actively for petroleum and natural gas reserves within and beyond these areas.
MAJOR PROPERTIES
The following is a summary of Paramount’s major producing properties at December 31, 2005. Paramount’s exploration efforts are primarily concentrated in Alberta, British Columbia, the Northwest Territories, Montana and North Dakota. The Company is focused on the six core operating areas described below.
Paramount retained independent qualified reserves evaluators to evaluate and prepare reports on 100 percent of its natural gas, crude oil and natural gas liquids reserves and oil sands resources as at December 31, 2005. McDaniel & Associates Consultants Ltd. (“McDaniel”) evaluated Paramount’s reserves and reported on them in their report (the “McDaniel Report”) dated February 6, 2006. McDaniel and GLJ Petroleum Consultants Ltd. (“GLJ”) evaluated Paramount’s oil sands resources and reported on them in their reports dated January 13, 2006 and February 21, 2006, respectively. Reserves data is discussed below within Paramount’s six core operating areas. The reserves information is disclosed as at December 31, 2005 and is derived from the McDaniel Report. Estimates of reserves for individual properties may not reflect the same confidence level as estimates of reserves for all properties, due to the effects of aggregation. References to reserves in the following property descriptions are based on forecast prices and costs contained in the McDaniel Report.
Kaybob
The Kaybob core area, located in central Alberta, accounted for approximately 32 percent of Paramount’s production for the year ended December 31, 2005. Production in this area, including production from the assets spunout to Trilogy under the Trust Spinout (the “Spinout Assets”) for the first three months of the year, averaged 48.5 MMcfe/d or 8.1 MBoe/d in 2005, comprised of 38.2 MMcf/d of natural gas and 1,695 Bbl/d of crude oil and natural gas liquids. Kaybob contains 20.8 Bcfe of proved reserves that are 95 percent natural gas weighted and 14.5 Bcfe of probable reserves that are 97 percent natural gas weighted.

Grande Prairie
The Grande Prairie core area accounted for approximately 16 percent of Paramount’s production for the year ended December 31, 2005. Production in this area, including production from the Spinout Assets for the first three months of the year, averaged 23.7 MMcfe/d or 3.9 MBoe/d in 2005, comprised of 21.4 MMcf/d of natural gas and 393 Bbl/d of crude oil and natural gas liquids. Grande Prairie contains 22.9 Bcfe of proved reserves that are 87 percent natural gas and 10.4 Bcfe of probable reserves that are 92 percent natural gas.
Paramount operates 98 percent of its production in this area, including the respective gathering facilities applicable to such production.
Northwest Alberta/Cameron Hills, NWT
The Northwest Alberta/Cameron Hills, NWT core area, located in the extreme northwest corner of Alberta and in the Northwest Territories accounted for approximately 20 percent of Paramount’s production for the year ended December 31, 2005. Production in this area averaged 29.9 MMcfe/d or 5.0 MBoe/d in 2005, comprised of 24.7 MMcf/d of natural gas and 867 Bbl/d of crude oil and natural gas liquids. Paramount’s Northwest Alberta area contains 52.2 Bcfe of proved reserves that are approximately 87 percent natural gas weighted and 16.7 Bcfe of probable reserves that are approximately 70 percent natural gas weighted.
The Company controls one sour gas plant at Bistcho Lake, which also processes gas from Cameron Hills in the Northwest Territories, and one sweet gas plant at East Negus, near Rainbow Lake in northern Alberta. Paramount also controls an oil battery at Cameron Hills in the Northwest Territories. Natural gas at the Haro property is produced from a nearly 50 percent-owned third-party operated gas plant. This controlled gas production accounts for approximately 90 percent of the total production from this core area.
Liard, NWT/Northeast British Columbia
The Liard, NWT/Northeast British Columbia core area, located in northern British Columbia and in the southwestern Northwest Territories, accounted for approximately 16 percent of Paramount’s production for the year ended December 31, 2005. Production in this area averaged 23.4 MMcfe/d or 3.9 MBoe/d in 2005, comprised of 23.3 MMcf/d of natural gas and 14 Bbl/d of natural gas liquids. This core area contains 21.3 Bcfe of proved reserves that are approximately 100 percent natural gas weighted and 49.5 Bcfe of probable reserves that are approximately 100 percent natural gas weighted.
Paramount operates two gas plants in northeast British Columbia, at Tattoo and Maxhamish and two dehydration facilities at West Liard in the Northwest Territories. Natural gas is also produced from a third-party operated facility in Clarke Lake, British Columbia. The Company controlled 76 percent of its production from this core area in 2005.
Southern Alberta, Saskatchewan and USA
The Southern core area accounted for approximately 15 percent of Paramount’s production for the year ended December 31, 2005. Contained in this core area are properties located in southern Alberta and southeast Saskatchewan in Canada and Montana and North Dakota in the United States. Production in this area averaged 21.7 MMcfe/d or 3.6 MBoe/d in 2005, comprised of 12.9 MMcf/d of natural gas and 1,469 Bbl/d of crude oil and natural gas liquids. This core area contains 47.3 Bcfe of proved reserves that are approximately 66 percent natural gas weighted and 14.5 Bcfe of probable reserves that are approximately 68 percent natural gas weighted.
The Company has working a interest in five gas plants, two of which are operated at Chain/Craigmyle, the others at Sylvan Lake, Brownfield and Long Coulee. Approximately 70 percent of the natural gas produced in the Southern core area is processed in these plants.

Crude oil is produced from eight Company-operated oil batteries, five in Alberta, one in Montana and two in North Dakota. Approximately 76 percent of the total oil production came from Company-operated batteries. On a Boe basis, the Company controls 74 percent of the total production in this core area.
Northeast Alberta
The Northeast Alberta core areas accounted for approximately 2 percent of Paramount’s production for the year ended December 31, 2005. Primary properties in this core area include Kettle River, Cold Lake and Elizabeth. Kettle River was brought on production in October of 2005. Production in this area averaged 3.1 MMcf/d of natural gas and 14 Bbl/d of crude oil and natural gas liquids. Conventional reserves in Northeast Alberta core area contain 3.4 Bcfe of proved reserves that are 100 percent natural gas and 29.9 Bcfe of probable reserves that are 100 percent natural gas. Northeast Alberta also has extensive non-producing oil sands leases that are prospective for in situ oil sands recovery projects (see “RESOURCES AND RELATED INFORMATION”).
RESERVES AND OTHER OIL AND GAS INFORMATION
The reserves information provided below is derived from the McDaniel Report. The evaluation by McDaniel was prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook (“COGE Handbook”) and the reserves definitions contained in National Instrument 51-101 – Standards of Disclosure for Oil & Gas Activities (“NI 51-101”).
The following tables set forth information relating to Paramount’s working interest share of reserves, net reserves after royalties, and present worth values as at December 31, 2005. The reserves are reported using constant price and costs as well as forecast prices and costs. Columns and rows may not add in the following tables due to rounding.
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

Reserves Information
Reserves Data — Constant Price and Costs
The following table summarizes the reserves evaluated at December 31, 2005 using constant price and costs.

			Light and Medium
	Natural Gas		Crude Oil		Natural Gas Liquids		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Reserves Category	(Bcf)	(Bcf)	(MBbl)	(MBbl)	(MBbl)	(MBbl)	(MBoe)	(MBoe)

Canada
Proved
Developed Producing	77.6	63.8	1,606	1,520	675	479	15,215	12,632
Developed Non-Producing	37.3	32.8	342	301	299	224	6,861	5,986
Undeveloped	18.5	17.7	308	308	50	50	3,437	3,315

Total Proved	133.4	114.3	2,256	2,129	1,024	753	25,513	21,933
Probable	120.8	99.6	1,220	1,180	485	347	21,834	18,121

Total Proved Plus Probable Canada	254.2	213.9	3,476	3,309	1,508	1,100	47,346	40,054

United States
Proved
Developed Producing	0.5	0.4	2,287	1,762	112	88	2,487	1,920
Developed Non-Producing	—	—	—	—	—	—	—	—
Undeveloped	—	—	—	—	—	—	—	—

Total Proved	0.5	0.4	2,287	1,762	112	88	2,487	1,920
Probable	0.2	0.1	615	469	38	30	682	523

Total Proved Plus Probable USA	0.7	0.6	2,902	2,231	149	118	3,169	2,442

Total Company
Total Proved	133.9	114.7	4,543	3,891	1,135	841	27,999	23,853
Total Probable	121.0	99.7	1,835	1,649	522	377	22,516	18,643

Total Reserves	254.9	214.4	6,378	5,540	1,657	1,217	50,515	42,496

Net Present Value of Future Net Revenue — Constant Price and Costs
The following table summarizes the net present values of future net revenue attributable to reserves evaluated at December 31, 2005 for the constant price and costs case. The net present values are reported before income tax and after income tax and have been discounted using rates of 0 percent, 5 percent, 10 percent, 15 percent, and 20 percent.

	Net Present Values of Future Net Revenue, $ Millions
	Before Income Taxes					After Income Taxes
	Discounted at					Discounted at
Reserves Category	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%

Canada
Proved
Developed Producing	581.1	504.3	451.2	411.2	379.5	581.1	504.3	451.2	411.2	379.5
Developed Non-Producing	238.0	190.0	158.0	135.4	118.7	238.0	190.0	158.0	135.4	118.7
Undeveloped	113.8	72.7	50.7	37.9	29.8	113.4	72.4	50.5	37.7	29.7

Total Proved	932.8	767.0	659.9	584.5	528.1	932.4	766.7	659.7	584.3	527.9
Probable	778.4	584.8	460.5	375.6	314.9	562.0	426.1	339.4	280.0	237.4

Total Proved Plus Probable Canada	1,711.2	1,351.7	1,120.4	960.1	842.9	1,494.4	1,192.8	999.1	864.3	765.3

United States
Proved
Developed Producing	58.7	48.9	42.1	37.2	33.5	58.7	48.9	42.1	37.2	33.5
Developed Non-Producing	(0.4)	(0.3)	(0.3)	(0.2)	(0.2)	(0.4)	(0.3)	(0.3)	(0.2)	(0.2)
Undeveloped	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Total Proved	58.3	48.6	41.9	37.0	33.3	58.3	48.6	41.9	37.0	33.3
Probable	17.8	12.5	9.5	7.7	6.4	17.8	12.5	9.5	7.7	6.4

Total Proved Plus Probable US	76.1	61.1	51.4	44.6	39.7	76.1	61.1	51.4	44.6	39.7

Total Company
Total Proved	991.1	815.5	701.8	621.5	561.3	990.8	815.3	701.5	621.3	561.2
Total Probable	796.2	597.3	470.0	383.3	321.3	579.7	438.7	348.9	287.7	243.8

Total Reserves	1,787.3	1,412.8	1,171.8	1,004.7	882.6	1,570.5	1,253.9	1,050.5	908.9	804.9

Future Net Revenue — Constant Price and Costs
The following table summarizes the total undiscounted future net revenue evaluated at December 31, 2005 using constant price and costs.

						Future		Future
						Net		Net
						Revenue		Revenue
Reserves					Well	Before		After
Category			Operating	Development	Abandonment	Income	Income	Income
($ millions)	Revenue	Royalties(1)	Costs	Costs	Costs	Taxes	Taxes	Taxes

Proved	1,613.5	355.8	209.3	32.1	25.2	991.1	0.3	990.8

Proved Plus Probable	2,900.4	671.0	354.1	62.1	26.0	1,787.2	216.7	1,570.5

(1) Royalties includes crown royalties, freehold royalties, overriding royalties, mineral taxes, Saskatchewan Capital Surcharge, net profit interest payments and are net of the Alberta Royalty Tax Credit and other income.

Future Net Revenue by Production Group — Constant Price and Costs
The following table summarizes the net present value of future net revenue by production group evaluated at December 31, 2005 using constant price and costs, discounted at 10 percent.

		Future Net Revenue
		Before
		Income Taxes
		(discounted at 10%)
Reserves Category	Production Group	($ millions)

Proved	Associated and non-associated gas	596.4
	Light and medium crude oil	102.1
	Alberta Royalty tax credit and other income	3.2

Total Proved		701.7

Proved Plus Probable	Associated and non-associated gas	1,028.0
	Light and medium crude oil	139.6
	Alberta Royalty tax credit and other income	4.2

Total Proved Plus Probable		1,171.8

Reserves Data — Forecast Prices and Costs
The following table summarizes the reserves evaluated at December 31, 2005 using forecast prices and costs.

			Light and
			Medium		Natural Gas
	Natural Gas		Crude Oil		Liquids		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Reserves Category	(Bcf)	(Bcf)	(MBbl)	(MBbl)	(MBbl)	(MBbl)	(MBoe)	(MBoe)

Canada
Proved
Developed Producing	77.6	63.8	1,606	1,520	675	480	15,215	12,632
Developed Non-Producing	37.3	32.8	342	301	299	224	6,861	5,987
Undeveloped	18.5	17.7	308	308	50	50	3,437	3,315

Total Proved	133.4	114.3	2,256	2,129	1,024	754	25,513	21,934

Probable	121.3	100.0	1,220	1,180	485	347	21,928	18,191

Total Proved Plus Probable Canada	254.7	214.3	3,476	3,310	1,508	1,100	47,441	40,126

United States
Proved
Developed Producing	0.5	0.4	2,272	1,750	112	88	2,471	1,908
Developed Non-Producing	—	—	—	—	—	—	—	—
Undeveloped	—	—	—	—	—	—	—	—

Total Proved	0.5	0.4	2,272	1,750	112	88	2,471	1,908

Probable	0.2	0.1	611	466	38	30	678	519

Total Proved Plus Probable USA	0.7	0.6	2,883	2,216	149	118	3,149	2,427

Total Company
Total Proved	133.9	114.7	4,528	3,879	1,135	841	27,984	23,842
Total Probable	121.5	100.1	1,831	1,646	522	377	22,606	18,711

Total Reserves	255.4	214.9	6,359	5,526	1,657	1,218	50,590	42,553

Net Present Value of Future Net Revenue — Forecast Prices and Costs
The following table summarizes the net present values of future net revenue attributable to reserves evaluated at December 31, 2005 for the forecast prices and costs case. The net present values are reported before income tax and after income tax and have been discounted using rates of 0 percent, 5 percent, 10 percent, 15 percent, and 20 percent.

	Net Present Values of Future Net Revenue, $ Millions
	Before Income Taxes					After Income Taxes
	Discounted at					Discounted at
Reserves Category	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%

Canada
Proved
Developed Producing	525.4	464.4	422.5	390.6	365.1	525.4	464.4	422.5	390.6	365.1
Developed Non-Producing	190.4	156.2	133.1	116.6	104.2	190.4	156.2	133.1	116.6	104.2
Undeveloped	89.4	57.5	40.7	30.8	24.6	85.0	53.6	37.1	27.7	21.8

Total Proved	805.2	678.1	596.2	538.0	493.9	800.8	674.2	592.7	534.9	491.1
Probable	610.8	465.5	372.7	309.1	263.3	483.2	367.7	294.8	244.9	206.1

Total Proved Plus Probable Canada	1,416.0	1,143.7	969.0	847.1	757.2	1,284.0	1,042.0	887.5	779.8	697.2

United States
Proved
Developed Producing	57.1	48.7	42.6	38.1	34.6	57.1	48.7	42.6	38.1	34.6
Developed Non-Producing	(0.4)	(0.3)	(0.3)	(0.2)	(0.2)	(0.4)	(0.3)	(0.3)	(0.2)	(0.2)
Undeveloped	—	—	—	—	—	—	—	—	—	—

Total Proved	56.7	48.4	42.4	37.9	34.4	56.7	48.4	42.4	37.9	34.4
Probable	16.2	11.6	8.9	7.2	6.0	16.2	11.6	8.9	7.2	6.0

US	72.9	60.0	51.3	45.1	40.4	72.9	60.0	51.3	45.1	40.4

Total Company
Total Proved	861.9	726.5	638.6	575.9	528.3	857.5	722.6	635.1	572.8	525.5
Total Probable	627.0	477.2	381.6	316.3	269.3	499.4	379.4	303.7	252.1	212.1

Total Reserves	1,488.9	1,203.7	1,020.2	892.2	797.6	1,356.9	1,102.0	938.8	824.9	737.6

Future Net Revenue — Forecast Prices and Costs
The following table summarizes the total undiscounted future net revenue evaluated at December 31, 2005 using forecast prices and costs.

						Net		Net
						Revenue		Revenue
Reserves					Well	Before		After
Category			Operating	Development	Abandonment	Income	Income	Income
($ millions)	Revenue	Royalties(1)	Costs	Costs	Costs	Taxes	Taxes	Taxes

Proved	1499.7	324.5	246.8	34.4	32.0	862.0	4.4	857.6

Proved Plus Probable	2599.6	583.5	426.2	65.7	35.3	1488.9	132.0	1356.9

(1) Royalties includes crown royalties, freehold royalties, overriding royalties, mineral taxes, Saskatchewan Capital Surcharge, net profit interest payments and are net of the Alberta Royalty Tax Credit.

Future Net Revenue by Production Group — Forecast Prices and Costs
The following table summarizes the net present value of future net revenue by production group evaluated at December 31, 2005 using forecast prices and costs, discounted at 10 percent.

		Future Net Revenue Before
		Income Taxes
		(discounted at 10%)
Reserves Category	Production Group	($ millions)

Proved	Associated and non-associated gas	540.0
	Light and medium crude oil	95.5
	Alberta Royalty tax credit and other income	3.1

Total Proved		638.6

Proved Plus Probable	Associated and non-associated gas	888.3
	Light and medium crude oil	127.7
	Alberta Royalty tax credit and other income	4.2

Total Proved Plus Probable		1,020.2

     The following definitions and assumptions form the basis of classification for reserves presented in the McDaniel Report:
a)	Proved Reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

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

Summary of Pricing and Inflation Rate Assumptions
Summaries of the pricing and inflation rate assumptions used in the evaluations by McDaniel are as follows:
Constant Price and Costs

Estimated
Corporate
	Segregated			Edmonton Light	Bow River Medium	Average	Exchange
	Condensate	Edmonton Butane	Edmonton Propane	Crude Oil	Crude Oil	Plantgate	Rate(1)
	(Cdn$/Bbl)	(Cdn$/Bbl)	(Cdn$/Bbl)	(Cdn$/Bbl)	(Cdn$/Bbl)	(Cdn$/Mcf)	(US$/Cdn$)

2005	70.48	56.50	49.75	68.46	36.71	9.55	0.85

(1)	Exchange rates used to generate the benchmark reference prices in this table.
Forecast Prices and Costs

				Edmonton
	U.S. Henry Hub			Reference				Inflation	Exchange
	Gas Price	Average AGRP		Price	Condensate	Butane	Propane	Rates(1)	Rate(2)
	(US$/MMbtu)	(Cdn$/MMbtu)	WTI (US$/Bbl)	(Cdn$/Bbl)	(Cdn$/Bbl)	(Cdn$/Bbl)	(Cdn$/Bbl)	(%/year)	(US$/Cdn$)

2006	9.90	10.40	57.50	66.60	68.10	48.80	46.10	0.025	0.85
2007	9.05	9.35	55.40	64.20	65.70	47.00	43.00	0.025	0.85
2008	8.15	8.30	52.50	60.70	62.30	44.50	39.50	0.025	0.85
2009	7.25	7.20	49.50	57.20	58.80	41.90	35.90	0.025	0.85
2010	6.85	6.70	46.90	54.10	55.80	39.60	33.70	0.025	0.85

(1)	Inflation rates for forecasting prices and costs.

(2)	Exchange rates used to generate the benchmark reference prices in this table.
Reserves Reconciliation
Summary of Gross Reserves as at December 31, 2005 using Forecast Prices and Costs

	Production Group
	Natural Gas	Crude Oil & Natural Gas Liquids
Reserve Category	(Bcf)	(MBbl)

Proved	133.9	5,663
Probable	121.5	2,353

Total Gross Reserves	255.4	8,016

Reconciliation of Gross Reserves, by Principal Product Type using Forecast Prices and Costs
The following table sets forth the reconciliation of Paramount’s gross reserves for the year ended December 31, 2005 using forecast prices and costs. Gross reserves include working interest reserves before royalties.

				Light and Medium
	Natural Gas			Crude Oil & Natural Gas Liquids
	(Bcf)			(MBbl)
	Proved	Probable	Total	Proved	Probable	Total

January 1, 2005	347.2	221.4	568.6	15,041	5,420	20,460
Extensions and discoveries	33.7	21.0	54.7	875	578	1,453
Technical revisions	(3.4)	(25.8)	(29.2)	566	(6)	560
Acquisitions	0.6	0.3	0.9	20	8	28
Dispositions (Trilogy — April 1 2005)	(199.4)	(95.4)	(294.8)	(9,213)	(3,648)	(12,861)
Production	(44.8)	—	(44.8)	(1,625)	—	(1,625)

December 31, 2005	133.9	121.5	255.4	5,663	2,353	8,016

Summary of Net Reserves as at December 31, 2005 using Forecast Prices and Costs

	Production Group
	Natural Gas	Crude Oil & Natural Gas Liquids
Reserve Category	(Bcf)	(MBbl)

Proved	114.7	4,720
Probable	100.1	2,023

Total Net Reserves	214.9	6,743

Reconciliation of Net Reserves, by Principal Product Type using Forecast Prices and Costs
The following table sets forth the reconciliation of Paramount’s net reserves for the year ended December 31, 2005 using forecast prices and costs. Net reserves include working interest reserves after royalties.

				Light and Medium
	Natural Gas			Crude Oil & Natural Gas Liquids
	(Bcf)			(MBbl)
	Proved	Probable	Total	Proved	Probable	Total

January 1, 2005	284.6	179.1	463.7	11,749	4,353	16,102
Extensions and discoveries	27.0	12.9	39.9	695	380	1,075
Technical Revisions	(5.0)	(17.5)	(22.5)	409	35	444
Acquisitions	0.5	0.2	0.8	18	7	25
Dispositions (Trilogy — April 1, 2005)	(155.6)	(74.6)	(230.2)	(6,815)	(2,752)	(9,567)
Production	(36.8)	—	(36.8)	(1,336)	—	(1,336)

December 31, 2005	114.7	100.1	214.9	4,720	2,023	6,743

Reconciliation of Changes in Future Net Revenue
The following table sets forth the Company’s reconciliation of after-tax future net revenue attributable to net proved reserves from January 1, 2005 to December 31, 2005 using constant price and costs, discounted at 10 percent.

Period/Factor	($ millions)

Present value of future net revenue at January 1, 2005	$1,020.2
Sale of production, net of production costs and royalties	(236.7)
Net change in prices, production costs, and royalties related to future production	595.6
Revisions of estimates in development costs incurred	(43.8)
Changes in estimated future development costs	(19.0)
Extensions, improved recoveries and discoveries	167.3
Acquisitions of reserves	3.1
Dispositions of reserves (including Trilogy — April 1, 2005)	(1,105.1)
Accretion of discount	121.4
Net change in income taxes	198.5

Present value of future net revenue at December 31, 2005	$701.5

Additional Information Relating to Reserves
Undeveloped Reserves
The following table summarizes the Company’s gross proved undeveloped reserves for the most recent five financial years, using forecast prices and costs.

Product	2005	2004	2003	2002	2001

Natural Gas (Bcf)	18.5	39.9	18.6	26.7	24.7
Light and medium crude oil (MBbl)	308	308	437	845	328
Natural Gas Liquids (MBbl)	49	289	111	165	—

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

Product	2005	2004	2003	2002	2001

Natural Gas (Bcf)	37.7	63.9	19.6	49.1	33.1
Light and medium crude oil (MBbl)	396.0	621	109	688	633
Natural Gas Liquids (MBbl)	—	299	47	101	5

(1) The amounts previously reported in Paramount’s annual information form dated March 30, 2005 for natural gas (81.0 Bcf) and natural gas liquids (484 MBbl) for 2004 inadvertently included a portion of gross probable developed non-producing reserves attributable to secondary zones in already existing wells.

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

Reserve Category	2006E		2007E		2008E		2009E		2010E
($millions)	0%	10%	0%	10%	0%	10%	0%	10%	0%	10%

Proved:

Constant Price Case	24.7	23.5	1.0	1.0	0.2	0.2	—	—	1.2	0.8
Forecast Price Case	25.3	24.1	1.1	1.1	0.2	0.2	—	—	1.4	0.9

Proved & Probable:

Constant Price Case	43.4	41.4	4.9	4.1	7.0	5.1	—	—	1.8	1.2
Forecast Price Case	44.5	42.4	5.1	4.4	7.5	5.9	—	—	2.1	1.4

Paramount expects that funding for future development costs will come from the Company’s cash flow, a properly managed debt funding program and, in some cases, equity issues.
Other Oil and Gas Information
Oil and Gas Properties and Wells
As at December 31, 2005, Paramount had an interest in 1643 gross (864.6 net) producing and non-producing oil and natural gas wells as follows:

	Producing		Non-producing(1)
As at December 31, 2005	Gross(2)	Net(3)	Gross	Net

Crude oil wells
Alberta	134	67.2	62	29.2
British Columbia	—	—	4	2.3
Saskatchewan	4	1.0	1	0.3
Northwest Territories	5	4.5	11	9.4
Montana	22	15.3	—	—
North Dakota	39	21.7	4	2.7

Subtotal	204	109.7	82	43.7

Natural gas wells
Alberta	661	328.4	528	315.4
British Columbia	31	13.0	39	19.1
Saskatchewan	1	—	7	4.0
Northwest Territories	19	15.7	31	13.5
Montana	29	1.2	8	0.6
California	—		3	0.4

Subtotal	741.0	358.3	616	352.9

Total	945	468.0	698	396.6

(1)	“Non-producing” wells are wells which Paramount considers capable of production but which, for a variety of reasons including but not limited to a lack of markets and lack of development, cannot be placed on production at the present time.

(2)	“Gross” wells means the number of wells in which Paramount has a working interest or a royalty interest that may be convertible to a working interest.

(3)	“Net” wells means the aggregate number of wells obtained by multiplying each gross well by Paramount’s percentage working interest therein.

Properties with No Attributed Reserves
The following table sets forth Paramount’s land position at December 31, 2005 and 2004. The Company’s holdings at December 31, 2005 totaled 5,783,232 gross (3,412,340 net) acres. Approximately 87 percent of the Company’s gross land holdings are considered undeveloped and approximately 36 percent of the undeveloped land is located in Alberta.

	2005		2004
(thousands of acres)	Gross(1)	Net(2)	Gross(1)	Net(2)

Undeveloped Land
Alberta	1,613	1,085	2,190	1,649
British Columbia	256	199	348	258
Saskatchewan	9	5	17	13
Northwest Territories	1,399	802	1,235	661
Montana, North Dakota	90	56	102	39
Other	1,664	832	1,644	822

Subtotal	5,031	2,979	5,536	3,442

Acreage Assigned Reserves
Alberta	622	360	942	561
British Columbia	49	21	46	18
Saskatchewan	4	2	4	3
Northwest Territories	58	44	76	43
Montana, North Dakota	19	6	29	15

Subtotal	752	433	1,098	640

Total Acres	5,783	3,412	6,634	4,082

(1)	“Gross” acres means the total acreage in which Paramount has a working interest, or a royalty interest that may be converted to a working interest.

(2)	“Net” acres means the number of acres obtained by multiplying the gross acres by Paramount’s working interest therein.
As of December 31, 2005, the Company had 922,342 (496,277 net) acres of undeveloped lands that were due to expire in 2006.
In the Colville Lake exploration area, Paramount had, at December 31, 2005, 744,492 net acres of undeveloped land that are subject to six separate work commitments totaling $25.1 million. These commitments are already partially fulfilled, and Paramount expects to meet or exceed these commitments within the allotted time period through its ongoing capital expenditure program. In the unlikely case that the commitments are not fulfilled, Paramount would be obligated to pay only the deposit amount of 25 percent of the commitment, or $6.3 million.
Forward Contracts
The Company’s future commitments as at December 31, 2005 to sell natural gas and oil and natural gas liquids are set forth at Note 13 of the Company’s audited consolidated financial statements as at and for the year ended December 31, 2005 included in the Company’s annual report, which information is incorporated by reference herein.
Abandonment & Reclamation Costs
As at December 31, 2005, the Company had 920 net wells capable of production for which it expected to incur abandonment and reclamation costs.
The Company’s estimates of abandonment and reclamation costs, net of estimated salvage value, for surface leases, wells, facilities and pipelines, undiscounted and discounted at 10 percent, are $51.7 million and $33.7 million, respectively. The future net revenue disclosed in this annual information form does not contain an allowance for abandonment and reclamation costs for surface leases, facilities and pipelines. The McDaniel Report deducted $26.0 million (undiscounted) and $12.1 million (10 percent discount) for abandonment and reclamation costs for wells only.
The Company does not expect to pay any material amounts with respect to abandonment and reclamation costs in the next three financial years.

Tax Horizon
Based on the current tax regime, and the Company’s available tax pools and anticipated level of operations, Paramount is not expected to be cash taxable in 2006, and does not expect to become cash taxable in the near future.
Costs Incurred
The following table summarizes, for the periods indicated, the costs incurred by Paramount for property acquisitions and exploration and development costs.

Cost Type (1)
($ millions)	2005	Q4	Q3	Q2	Q1

Acquisitions (corporate and property)
Proved properties	12.3	11.7	—	0.6	—
Unproved properties	65.8	12.8	11.5	13.8	27.7
Exploration	113.4	26.1	15.6	17.8	53.9
Development (including facilities)	240.9	62.2	35.1	28.9	114.7

Total	432.4	112.8	62.2	61.1	196.3

(1)	Excludes corporate general and administrative asset capital expenditures.
Exploration and Development Activities
The following table summarizes the results of Paramount’s drilling activity for each of the last two fiscal years. The working interest in certain of these wells may change after payout.

	2005		2004
	Gross(1)	Net(2)	Gross(1)	Net(2)

Development Wells(3)
Gas	185	86.6	164	102.8
Oil	16	7.8	11	8.6
Dry	5	2.0	9	4.9
Oilsands evaluation	35	14.0	17	17.0

Subtotal	241	110.4	201	133.3

Exploratory Wells(4)
Gas	88	51.7	65	42.8
Oil	2	1.0	1	0.9
Dry	10	8.4	4	3.3

Subtotal	100	61.1	70	47.0

Total Wells	341	171.5	271	180.3

Success Rate(5)	95%	93%	95%	95%

(1)	“Gross” wells means the number of wells in which Paramount has a working interest or a royalty interest that may be converted to a working interest.

(2)	“Net” wells means the aggregate number of wells obtained by multiplying each gross well by Paramount’s percentage working interest therein.

(3)	“Development” well is a well drilled within or in close proximity to a discovered pool of petroleum or natural gas.

(4)	“Exploratory” well is a well drilled either in search of a new and as yet undiscovered pool of petroleum or natural gas or with the expectation of significantly extending the limit of a pool that is partly discovered.

(5)	Success rate excludes Oil sand evaluation wells.

The total capital budget for 2006 is estimated between $420 and $470 million, excluding land purchases. Much of the activity in 2006 will occur in the Kaybob area, focusing on an aggressive drilling program in this growth area; the Southern Alberta area, focusing on drilling coal-bed methane wells and other drilling opportunities in the United States; and the Northeast Alberta area’s oil sands evaluation wells.
The following table describes the estimated 2006 capital budget by operating area:

2006E
Area	($ millions)

Kaybob	$160-$180
Grande Prairie	$45-$55
Northwest Alberta/Cameron Hils, NWT	$40-$45
Liard, NWT/Northeast British Columbia	$30-$35
Southern Alberta, Saskatchewan and USA	$75-$85
Northeast Alberta	$70

Total Range:	$420-470

(1)	McDaniel has estimated Paramount’s capital expenditures on proved and probable reserves to be $65.7 million in their evaluation.
Production Estimates
The following table summarizes the total estimated production for 2006 from the McDaniel Report using constant price and costs.

	Estimated Production – Constant Prices and Costs
	Proved	Proved Plus Probable

Canada
Natural gas (MMcf)	33,003	41,061
Light and medium crude oil (MBbls)	735	820
Natural gas liquids (MBbls)	224	271

Total Canada (MBoe)	6,460	7,935

USA
Natural gas (MMcf)	177	195
Light and medium crude oil (MBbls)	360	379
Natural gas liquids (MBbls)	38	42

Total USA (MBoe)	428	454

Total Production (MBoe)	6,888	8,389

The following table summarizes the total estimated production for 2006 from the McDaniel Report using forecast prices and costs.

	Estimated Production – Forecast Prices and Costs
	Proved	Proved Plus Probable

Canada
Natural gas (MMcf)	33,002	41,094
Light and medium crude oil (MBbls)	734	820
Natural gas liquids (MBbls)	224	271

Total Canada (Mboe)	6,458	7,940

USA
Natural gas (MMcf)	177	195
Light and medium crude oil (MBbls)	360	379
Natural gas liquids (MBbls)	38	42

Total USA (MBoe)	428	454

Total Production (MBoe)	6,886	8,394

Production History
The following tables summarize daily sales volume results for Paramount on a quarterly and annual basis for 2005 and 2004 respectively.

	2005	Q4	Q3	Q2	Q1

SALES — Canada
Produced gas (MMcf/d)	122.4	92.4	98.7	97.5	202.5
Light and medium crude oil (Bbls/d)	2,234	1,743	1,635	1,607	3,983
Natural gas liquids (Bbls/d)	1,327	618	821	833	3,068

SALES — United States
Produced gas (MMcf/d)	0.2	0.3	0.1	0.2	0.2
Light and medium crude oil (Bbls/d)	870	986	774	903	816
Natural gas liquids (Bbls/d)	21	36	16	19	13

SALES — Total
Produced gas (MMcf/d)	122.6	92.7	98.8	97.7	202.7
Light and medium crude oil (Bbls/d)	3,104	2,729	2,409	2,510	4,799
Natural gas liquids (Bbls/d)	1,348	654	837	852	3,081

	2004	Q4	Q3	Q2	Q1

SALES — Canada
Produced gas (MMcf/d)	172.9	197.6	195.6	156.9	140.5
Light and medium crude oil (Bbls/d)	3,803	4,549	4,561	3,593	2,491
Natural gas liquids (Bbls/d)	2,644	3,373	3,061	1,754	2,374

SALES — United States
Produced gas (MMcf/d)	0.3	0.3	0.2	0.4	0.5
Light and medium crude oil (Bbls/d)	830	978	782	765	793
Natural gas liquids (Bbls/d)	21	2	42	22	17

SALES — Total
Produced gas (MMcf/d)	173.2	197.9	195.8	157.3	141.0
Light and medium crude oil (Bbls/d)	4,633	5,527	5,343	4,358	3,284
Natural gas liquids (Bbls/d)	2,665	3,375	3,103	1,776	2,391

(1)	NI 51-101 requires all reported petroleum and natural gas production to be measured in marketable quantities, with adjustments for heat content included in the commodity price reported. As such natural gas production volumes are measured in marketable quantities, with adjustments for heat content and transportation reflected in the reported natural gas price.

The following tables summarize the average netbacks, by product, on a quarterly and annual basis for 2005 and 2004 respectively.

	Net Product Price Results — 2005
	2005	Q4	Q3	Q2	Q1

Produced gas ($/Mcf)
Price, before transportation	8.61	11.24	8.80	8.20	7.47
Transportation	(0.53)	(0.43)	(0.65)	(0.58)	(0.48)
Royalties	(1.64)	(2.56)	(2.01)	(0.45)	(1.61)
Operating (2)	(1.38)	(2.04)	(1.20)	(1.10)	(1.21)

Netback excluding realized financial instruments	5.06	6.21	4.94	6.07	4.17

Realized financial instruments	(0.16)	(1.65)	(0.09)	(0.33)	0.59

Netback including realized financial instruments	4.90	4.56	4.85	5.74	4.76

Total conventional oil ($/Bbl)
Price, before transportation	62.39	62.45	65.99	63.05	60.16
Transportation	(0.82)	(0.79)	(0.90)	(0.93)	(0.75)
Royalties	(9.64)	(12.86)	(8.09)	(17.98)	(4.19)
Operating (2)	(9.23)	(11.08)	(8.11)	(14.78)	(9.02)

Netback excluding realized financial instruments	42.70	37.72	48.89	29.36	46.20

Realized financial instruments	(4.31)	(5.63)	(12.35)	(3.40)	0.07

Netback including realized financial instruments	38.39	32.09	36.54	25.96	46.27

Natural gas liquids ($/Bbl)
Price, before transportation	54.51	59.34	65.85	55.44	50.32
Transportation
Royalties	(14.09)	(10.11)	(15.33)	(14.44)	(14.71)
Operating costs(2)	(7.15)	(14.30)	(6.34)	(5.89)	(7.31)

Netback	33.27	34.93	44.18	35.11	28.30

	Net Product Price Results — 2004
	2004	Q4	Q3	Q2	Q1

Produced gas ($/Mcf)
Price, before transportation	7.18	7.38	6.77	7.52	7.08
Transportation	(0.46)	(0.41)	(0.41)	(0.51)	(0.54)
Royalties	(1.29)	(1.27)	(1.26)	(1.33)	(1.33)
Operating costs(2)	(1.13)	(1.23)	(1.16)	(1.03)	(1.08)

Netback excluding realized financial instruments	4.30	4.47	3.94	4.65	4.13

Realized financial instruments	0.14	0.57	(0.13)	(0.31)	0.42

Netback including realized financial instruments	4.44	5.04	3.81	4.34	4.55

Total conventional oil ($/Bbl)
Price, before transportation	49.91	52.62	52.15	47.78	44.39
Transportation	(1.19)	(1.15)	(1.12)	(1.13)	(1.43)
Royalties	(8.21)	(8.38)	(10.13)	(6.79)	(6.64)
Operating costs(2)	(9.56)	(10.29)	(8.66)	(9.20)	(10.26)

Netback excluding realized financial instruments	30.95	32.80	32.24	30.66	26.06

Realized financial instruments	(4.20)	(5.70)	(0.27)	(5.46)	(6.42)

Netback including realized financial instruments	26.75	27.10	31.97	25.20	19.64

Natural gas liquids ($/Bbl)
Price, before transportation	43.47	41.25	48.93	42.24	40.38
Transportation	—	—	—	—	—
Royalties	(9.44)	(9.55)	(9.82)	(9.52)	(8.73)
Operating costs(2)	(7.96)	(10.83)	(6.96)	(5.54)	(6.97)

Netback	26.07	20.87	32.15	27.18	24.68

(1)	NI 51-101 requires all reported petroleum and natural gas production to be measured in marketable quantities, with adjustments for heat content included in the commodity price reported. Accordingly, natural gas production volumes are measured in marketable quantities, with adjustments for heat content and transportation reflected in the reported natural gas price.

(2)	Operating costs include all costs related to the operation of wells, facilities and gathering systems. Processing revenue has been deducted from these costs.

The following table summarizes sales volumes from Paramount’s major producing properties for 2005 and 2004.

Production Volume	2005	2004

Natural gas (MMcf)
Kaybob	13,969	35,281
Grande Prairie	7,810	9,855
Northwest Alberta/Cameron Hills, NWT	8,999	7,397
Liard, NWT/Northeast British Columbia	8,491	5,926
Southern Alberta, Saskatchewan and USA	4,715	3,947
Northeast Alberta	761	598
Non-core	9	356

Total	44,754	63,360

Light and medium crude oil (MBbl)
Kaybob	261	707
Grande Prairie	108	128
Northwest Alberta/Cameron Hills, NWT	294	275
Liard, NWT/Northeast British Columbia	—	—
Southern Alberta, Saskatchewan and USA	466	580
Northeast Alberta	5	—
Non-core	—	6

Total	1,134	1,696

Natural gas liquids (MBbl)
Kaybob	358	540
Grande Prairie	35	114
Northwest Alberta/Cameron Hills, NWT	23	30
Liard, NWT/Northeast British Columbia	5	3
Southern Alberta, Saskatchewan and USA	71	72
Northeast Alberta	—
Non-core		9

Total	492	768

RESOURCES AND RELATED INFORMATION
Paramount retained independent qualified reserves evaluators, McDaniel and GLJ, to evaluate and prepare reports on 100 percent of its oil sands resources as at December 31, 2005. McDaniel and GLJ reported on such evaluation in their reports (collectively, the “Resources Reports”) dated January 13, 2006 and February 21, 2006, respectively. The resources information provided below is derived from the Resources Reports. The evaluations by McDaniel and GLJ were completed in accordance with the standards and procedures contained in the COGE Handbook and the resources definition in NI 51-101.
The tables below summarize the estimated volumes and net present values attributable to Paramount’s share of the oil sands resources associated with its oil sands interests as evaluated by GLJ and McDaniel, as well as Paramount’s current estimates of its initial and fully developed daily production from such interests.

	OBIP(1)	Resources(2)				Fully
	(MMBbl)(3)	(MMBbl)			Initial	Developed
	High		(Estimate) (5)		Production	Production
	Estimate	Low	Best	High	(MBbl/d)(4)	(MBbl/d)

Surmont	1,066	278	358	457	10	30

Paramount JV(6)	2,518	245	565	1,170	5	80

Total	3,584	523	923	1,627	15	110

Notes:

(1)	OBIP means original bitumen in place. Original bitumen in place is the gross volume of bitumen estimated, at a particular time, to be initially contained in a reservoir before any volume has been produced and without regard for the extent to which volumes will be recovered.

(2)	Resources refers to the sum of contingent resources and prospective resources. Contingent resources, as evaluated by GLJ and McDaniel, are those quantities of bitumen estimated to be potentially recoverable from known accumulations but are classified as a resource rather than a reserve primarily due to the absence of regulatory approvals, detailed design estimates and near term development plans. Prospective resources are those quantities of bitumen estimated to be potentially recoverable from undiscovered accumulations. The resources attributable to Surmont have been classified by McDaniel as contingent resources. The resources attributable to the Paramount JV have been classified by GLJ as entirely contingent resources for the low estimate and a combination of contingent resources and prospective resources for the best and high estimates.

(3)	MMBbl means millions of barrels.

(4)	MBbl/d means thousands of barrels per day.

(5)	A low estimate means high certainty, a best estimate means most likely and a high estimate means low certainty.

(6)	The OBIP and resources estimates in respect of the Paramount JV assume that Paramount will participate at a 50% level in a minor acquisition of oil sands interests by NAOSC.

				NPV Discounted
	NPV(1) Discounted at 10%			at 5%
	($MM)(2)			($MM)
		(Estimate)
	Low	Best	High	Best Estimate

Surmont	429	511	586	1,378

Paramount JV	126	676	1,214	2,101

Total	555	1,187	1,800	3,479

Notes:

(1)	NPV means net present value and has been calculated before tax. The calculation considers such items as revenues, royalties, operating costs, abandonment costs and capital expenditures. The calculation does not consider head office general and administrative costs and royalty credits under the Alberta Royalty Tax Credit plan. All NPVs are calculated assuming natural gas is used as a fuel for steam generation. Revenues were calculated based on forecast prices (GLJ used its price forecast as of October 1, 2005 and McDaniel used GLJ’s price forecast as of September 1, 2005).

(2)	$MM means millions of Canadian dollars.

The table below summarizes the estimated net present value per barrel of oil attributable to Paramount’s oil sands resources associated with its oil sands interests calculated by Paramount using the estimates contained in the evaluations of GLJ and McDaniel.

	NPV Discounted at 10%			NPV Discounted at 5%
	($/Bbl)(1)			($/Bbl)
		(Estimate)
	Low	Best	High	Best Estimate

Surmont	$1.54	$1.43	$1.28	$3.85

Paramount JV	$0.51	$1.20	$1.04	$3.72

Weighted Average	$1.06	$1.29	$1.11	$3.76

Note:

(1)	$/Bbl means Canadian dollars per barrel.
The estimated net present values disclosed above do not represent fair market value.
Oil Sands Development — Northeast Alberta
In the Surmont area, Paramount has drilled 10 oil sands evaluation wells over the past two years to complement another 12 existing Paramount wells in the area. Paramount plans to drill 40 additional oil sands evaluation wells and acquire four square miles of 3D seismic in this area in 2006 and 2007. Paramount has also commenced front end engineering design of an initial 10 MBbl/d oil sands development project for this area, slated to commence steam injection in 2009 or 2010.
The Paramount JV drilled 24 oil sands evaluation wells over the past two years and plans to drill 150 oil sands evaluation wells in 2006. The Paramount JV also plans to shoot 25 square miles of 3D seismic and 132 miles of 2D seismic in 2006. Front-end engineering design has commenced on an initial 10 MBbl/d oil sands development project at Leismer, slated to commence steam injection in 2008.
Paramount has budgeted $70 million for oil sands delineation and development in 2006. Each of the oil sands development projects referred to above is expected to require a capital expenditure by Paramount (in the case of Surmont) and Paramount and NAOSC (in the case of the Paramount JV) of approximately $180 million to bring on production.

SELECTED CONSOLIDATED FINANCIAL AND OPERATIONAL INFORMATION

Year Ended December 31	2005	2004	2003
($ thousands, except per share amounts) (1)

Revenues, net of transportation, including realized gain (loss) on financial instruments, distributions from equity investments and other income	$491,047	$549,899	$379,835
Expenses

Royalties, net of ARTC	91,227	105,046	82,512
Operating	75,858	95,767	81,193
Interest(2)	26,725	24,122	19,053
General and administrative (3)	30,828	25,247	19,051
Lease rentals	3,139	3,546	3,574
Bad debt expense (recovery)	—	(5,523)	5,977
Current income taxes and other	9,763	6,795	2,689
Asset retirement obligation expenditures	990	1,214	—

Funds flow from continuing operations	252,517	293,685	165,786

Funds flow from discontinued operations	—	667	1,490

Funds flow from operations	252,517	294,352	167,276
Per share – basic	3.89	4.93	2.78
Per share – diluted	3.89	4.82	2.77
Depreciation and depletion	179,413	191,578	165,098
Dry hole costs	44,895	24,676	36,600
Net earnings (loss)	(63,932)	41,174	1,151
Per share – basic	(0.99)	0.69	0.02
Per share – diluted	(0.99)	0.67	0.02

Balance Sheet Information

Capital expenditures (4)(5)	433,982	579,014	(144,978)
Proceeds from property sales(5)	10,643	61,806	371,601
Working capital/(deficiency), excluding bank and shareholder loans	(70,683)	8,098	(10,593)
Total assets	1,111,350	1,542,786	1,177,130
Long-term debt	353,888	459,141	287,237
Shareholders’ equity	436,821	625,039	496,033

Share information

Weighted average number of common shares outstanding — basic (thousands)	64,899	59,755	60,098
Market price (6)
High	$35.25	$27.90	$16.95
Low	$13.00	$10.41	$8.51

Notes:

(1)	All per share amounts are calculated using the weighted average number of shares outstanding, except dividends paid per share which are based upon actual shares outstanding at time of dividend declaration.

(2)	Net of non-cash interest expense.

(3)	Net of non-cash general and administrative expenses.

(4)	Excludes capital expenditures of discontinued operations.

(5)	2003 disposition proceeds include the $51 million related to PET units.

(6)	Trust Spinout occurred on April 1, 2005

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
Employees
At December 31, 2005 Paramount had 170 full-time head office employees and 62 full-time employees at field locations. The Company’s compensation of full time employees includes a combination of salary, bonus program, benefits and participation in either a stock option plan or a Company-assisted share purchase savings plan. Amounts contributed by Paramount are utilized by the plan trustee to purchase shares of the Company under such the savings plan.
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

DIRECTORS AND OFFICERS
The following information is provided for each director and executive officer of Paramount as at the date of the annual information form:
DIRECTORS

	Director
Names and Municipality of Residence	Since	Principal Occupation for Past Five Years

Clayton H. Riddell(1)(6) Calgary, Alberta, Canada	1978	Chairman of the Board and Chief Executive Officer of Paramount

James H.T. Riddell(2)(6) Calgary, Alberta, Canada	2000	President and Chief Operating Officer of Paramount since June 2002. Prior thereto, Mr. Riddell held various positions with Paramount

John C. Gorman(3)(4) Calgary, Alberta, Canada	2002	Retired

Dirk Jungé, C.F.A.(4) Bryn Athyn, Pennsylvania, United States	2000	Chairman, Pitcairn Trust Company (a trust company)

David M. Knott Mill Neck, New York, United States	1998	General Partner Knott Partners, L.P. (an investment management firm)

Wallace B. MacInnes, Q.C.(1)(3)(4)(5) Calgary, Alberta, Canada	1978	Retired

Violet S.A. Riddell Calgary, Alberta, Canada	1978	Business Executive

Susan L. Riddell Rose Calgary, Alberta, Canada	2000	President and Chief Executive Officer of Paramount Energy Operating Corp., a wholly-owned subsidiary of Paramount Energy Trust (a public energy trust) Geological engineer with Shell Canada Limited

John B. Roy(1)(3)(4)(5) Calgary, Alberta, Canada	1981	Independent Businessman

Alistair S. Thomson(3)(4) Sidney, British Columbia, Canada	1992	President, Touche Thomson & Yeoman Investment Consultants Ltd. (an investment consulting firm)

Bernhard M. Wylie(5) Calgary, Alberta, Canada	1978	Business Executive
Notes:

(1)	Member of the Compensation Committee of Paramount’s board.

(2)	Mr. Riddell was a director of Jurassic Oil and Gas Ltd. (“Jurassic”), a private oil and gas company, within one year prior to such company becoming bankrupt. Jurassic’s bankruptcy was subsequently annulled.

(3)	Member of the Audit Committee of Paramount’s board.

(4)	Member of the Corporate Governance Committee of Paramount’s board.

(5)	Member of the Environmental, Health and Safety Committee of Paramount’s board.

(6)	Messrs C. H. Riddell and J. H. T. Riddell hold executive offices with the general partner and administrator of Trilogy. Substantial time is devoted to their offices in Trilogy; however, they are not paid a salary therefore such offices are not considered their principal occupation.

EXECUTIVE OFFICERS

Names and Municipality of
Residence	Office	Principal Occupation for Past Five Years

Clayton H. Riddell (1) Calgary, Alberta, Canada	Chief Executive Officer	Chairman of the Board and Chief Executive Officer of Paramount. Mr. Riddell was also President of Paramount until June 2002.

James H.T. Riddell (1) Calgary, Alberta, Canada	President and Chief Operating Officer	President and Chief Operating Officer of Paramount since June 2002. Prior thereto, Mr. Riddell held various positions with Paramount

Bernard K. Lee (1) Calgary, Alberta, Canada	Chief Financial Officer	Chief Financial Officer of Paramount since May 2003. Prior thereto, Mr. Lee held a variety of senior positions with Alberta Energy Company Ltd. and its successor EnCana Corporation, the last senior position being Vice-President & Corporate Advisor, Business Ventures, Corporate Development

Charles E. Morin (1) Calgary, Alberta, Canada	Corporate Secretary	Corporate Secretary, General Counsel and Manager, Land, of Paramount.
Note:

(1)	Messrs C. H. Riddell, J. H. T. Riddell, B. K. Lee and C. E. Morin all hold executive offices with Trilogy Energy Ltd., the general partner of Trilogy’s partnership and administrator of Trilogy and Trilogy’s trust subsidiary. Substantial time is devoted to their offices in Trilogy Energy Ltd., however they are not paid a salary therefore such offices are not considered their principal occupation. A portion of the salaries paid to Messrs. B K. Lee and C. E. by Paramount (as officers and employees of Paramount) is allocated to, and reimbursed by, Trilogy’s general partner and administrator for services rendered by these individuals as officers of Trilogy Energy Ltd. pursuant to a services agreement.
As at December 31, 2005, the directors and officers of the Company as a group beneficially owned or controlled, directly or indirectly, 35,564,826 Common Shares, representing approximately 53.7 percent of the 66,221,675 Common Shares outstanding at such date.
Certain directors and officers of Paramount are also directors and/or officers and/or significant shareholders of other companies or entities engaged in the oil and gas business generally and which, in certain cases, own interests in oil and gas properties in which Paramount holds, or may in the future hold, an interest. As a result, situations may arise where such individuals have a conflict of interest. Such conflicts of interest will be resolved in accordance with Paramount’s governing corporate statute, the Business Corporations Act (Alberta), and Paramount’s internal policies respecting conflicts of interest. The Business Corporations Act (Alberta) requires that a director or officer of a corporation who is party to a material contract or proposed material contract with the corporation, or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with the corporation, disclose in writing to the corporation or request to have entered into the minutes of meetings of directors the nature and extent of the director’s or officer’s interest; and, if a director, that he or she not vote on any resolution to approve the contract, except in certain circumstances. The Business Corporations Act (Alberta) also requires that a corporation’s directors and officers act honestly and in good faith with a view to the best interest of the corporation. Paramount’s internal policies respecting conflicts of interest require that directors and officers of Paramount avoid putting themselves in a conflict of interest position and, if such a position arises, that disclosure of such position be made so that Paramount can approve or disapprove such position, with disapproved conflict of interest positions requiring immediate cessation by the director or officer.

Additionally, certain conflicts of interest could arise as a result of the relationships between Paramount and Trilogy. Pursuant to a services agreement, Paramount’s wholly owned partnership (Paramount Resources) provides certain operational, administrative and other services to a wholly owned subsidiary of Trilogy (Trilogy Energy Ltd.) to assist in performing its duties and obligations as general partner of Trilogy’s oil and gas partnership and as administrator of Trilogy and Trilogy’s trust subsidiary Trilogy Holding Trust. The directors and officers of Paramount and Trilogy Energy Ltd. have fiduciary duties to manage Paramount and Trilogy Energy Ltd., respectively, in a manner beneficial to Paramount and Trilogy Energy Ltd., respectively. Trilogy Energy Ltd., as administrator of Trilogy, has a duty to administer the affairs of Trilogy with a view to the best interests of Trilogy, and as the general partner of Trilogy’s partnership, Trilogy Energy Ltd. has a fiduciary duty to manage the partnership in a manner beneficial to all the partners of the partnership, including Trilogy Holding Trust and indirectly, Trilogy. The duties of the directors and officers of Trilogy Energy Ltd. and Paramount to those entities may come into conflict with the interests of Paramount’s shareholders. Under the services agreement, Paramount is reimbursed for all reasonable costs (including expenses of a general and administrative nature).
The following individuals hold director and/or officer positions in both Paramount and Trilogy:

Individual	Paramount	Trilogy

Clayton H. Riddell	Director, Chairman of the Board and Chief Executive Officer	Director and Chairman of the Board

James H.T. Riddell	Director, President and Chief Operating Officer	Director, President and Chief Executive Officer

Bernard K. Lee	Chief Financial Officer	Chief Financial Officer

Charles E. Morin	Corporate Secretary	Corporate Secretary
AUDIT COMMITTEE INFORMATION
The full text of the audit committee’s charter is included in Appendix D of this annual information form.
Composition of the Audit Committee
The audit committee consists of 4 members, all of whom are independent and financially literate. The relevant education and experience of each audit committee member is outlined below:
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
External Auditor Service Fees
The following table provides information about the fees billed to the Company for professional services rendered by Ernst & Young LLP during fiscal 2005 and 2004:

($ thousands)	2005	2004

Audit fees	550	701
Audit — related fees	6	7
Tax fees	1	43

Total	$557	$751

Audit Fees. Audit fees consist of fees for the audit of the registrant’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees. Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the registrant’s financial statements and are not reported as Audit Fees. During fiscal 2005 and 2004, the services provided in this category included the completion of an audit of a subsidiary of the Company.
Tax Fees. Tax fees consist of fees for tax compliance services, tax advice and tax planning. During fiscal 2005 and 2004, the services provided in this category included assistance and advice in relation to research and advice on certain tax matters.
DESCRIPTION OF SHARE CAPITAL
The Company’s authorized share capital consists of an unlimited number of Class A Common Shares, an unlimited number of Class X Preferred Shares, an unlimited number of Class Z Preferred Shares and an unlimited number of preferred shares, issuable in series. As of December 31, 2005, there were 66,221,675 Class A Common Shares issued and outstanding and 34,157,780 Class X Preferred Shares issued and outstanding, held by a wholly-owned subsidiary of Paramount. No Class Z Preferred Shares or series of preferred shares were outstanding as of December 31, 2005 or are outstanding as of the date hereof.
Class A Common Shares
The holders of the Class A Common Shares are entitled to receive dividends if, as and when declared by the board of directors of the Company. The holders of the Class A Common Shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company. Holders are entitled to one (1) vote in respect of each Class A Common Share held at all meetings of the shareholders of the Company, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series at such meeting; provided that if the Company fails to pay the full amount of any dividend declared by the board of directors of the Company on the Class A Common Shares on the date specified for payment of such dividend, then, for so long as any dividends remain in arrears on the Class A Common Shares, the holders of the Class A Common Shares shall be entitled to two (2) votes in respect of each Class A Common Share held at all meetings of the shareholders of the Company. In the event of liquidation, dissolution or winding up of the Company or other distributions of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the Class A Common Shares will be entitled, subject to preferences accorded to holders of any class or series of preferred shares, to participate ratably in any distribution of the assets of the Company.
Class X Preferred Shares
The rights, privileges and restrictions attaching to these securities are set forth in Appendix 1 of the Plan of Arrangement attached to the Certificate of Registration of Restated Articles of the Company and filed on SEDAR on April 6, 2005 under the category “Security holders documents”, which description is incorporated by reference herein.
Class Z Preferred Shares
The rights, privileges and restrictions attaching to these securities are set forth in Appendix 1 of the Plan of Arrangement attached to the Certificate of Registration of Restated Articles of the Company and filed on SEDAR on April 6, 2005 under the category “Security holders documents”, which description is incorporated by reference herein.

Preferred Shares, Issuable in Series
Preferred shares are non-voting and may be issued in one or more series. The board of directors may determine the designation, rights, privileges restrictions and conditions attached to each series of preferred shares before the issue of such series.
CREDIT RATINGS
The 2013 Notes have been assigned a rating of “B3” by Moody’s Investor Services, Inc. Standard & Poor’s Corporation has rated Paramount’s long-term senior unsecured at “CCC+”. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization.
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
S&P’s credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, debt securities rated “CC” are more vulnerable to nonpayment than obligations rated “CCC”, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories.
MARKET FOR SECURITIES
The Common Shares of Paramount are listed on the Toronto Stock Exchange under the trading symbol “POU”.
The following table outlines the share price trading range and volume of shares traded by month in 2005.

	Price Range ($)
2005	High	Low	Trading Volume

January	28.50	25.69	5,770,329
February	31.25	27.80	5,307,932
March	32.45	28.26	4,435,051
April (1)	31.00	14.28	5,163,617
May	15.30	13.00	2,470,613
June	17.99	14.85	1,233,869
July	23.40	17.98	2,487,652
August	29.80	22.80	3,610,384
September	35.25	28.61	3,174,189
October	34.30	25.50	2,506,604
November	33.90	25.80	3,119,539
December	34.19	29.26	1,814,458
Note:

(1)	On April 1, 2005, Paramount completed the Trust Spinout.

DIVIDENDS
Paramount has not paid a cash dividend in the last three fiscal years. Future payments will be dependent upon the financial requirements of the Company to reinvest earnings, the financial condition of the Company and other factors which the Board of Directors of the Company may consider appropriate.
On February 3, 2003, Paramount declared a dividend-in-kind of an aggregate of 9,907,767 units of PET. Paramount received these units, in addition to $28 million in net proceeds, as consideration for the transfer of certain assets in the Legend area of Alberta to PET. The units were deemed to have a total value of $51 million. See “GENERAL DEVELOPMENT OF THE BUSINESS — 2003”.
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
Paramount’s actual reserves and resources could be lower than estimates.
Estimates of oil and natural gas reserves and resources involve a great deal of uncertainty, because they depend in large part upon the reliability of available geologic and engineering data, which is inherently imprecise. Geologic and engineering data are used to determine the probability that a reservoir of oil and natural gas exists at a particular location, and whether oil and natural gas are recoverable from a reservoir. The probability of the existence and recoverability of reserves and resources is less than 100 percent and actual recoveries of proved reserves usually differ from estimates.
Estimates of oil and natural gas reserves and resources also require numerous assumptions relating to operating conditions and economic factors, including, among others:
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

Each of these factors, by having an impact on the cost of recovery and the rate of production, will also reduce the present value of future net cash flows from estimated reserves and resources.
In addition, estimates of reserves and resources and future net cash flows expected from them are prepared by different independent engineers, or by the same engineers at different times, and may vary substantially.
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
Paramount will not be able to develop its reserves and resources or make acquisitions if it is unable to generate sufficient cash flow or raise capital. If Paramount is unable to increase its reserves, its business will be adversely affected because it will eventually deplete its reserves.
Paramount will be required to make substantial capital expenditures to develop its existing reserves and resources, to discover new oil and natural gas reserves and to make acquisitions. Paramount will be unable to accomplish these tasks if it is unable to generate sufficient cash flow or raise needed capital in the future. If Paramount is unable to increase its reserves, its business will be adversely affected because Paramount will eventually deplete its reserves. Paramount also makes offers to acquire oil and natural gas properties in the ordinary course of its business. If these offers are accepted, Paramount’s capital needs may increase substantially.
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
Paramount’s oil sands projects are at the early stages of their development and, as a result, are subject to numerous risks.
Paramount’s oil sands projects are at the early stages of their planned development schedule and are moving into the feasibility phase and front-end engineering design. There is a risk that the projects will not be completed on time or within the capital cost estimate or at all. Additionally, there is a risk that the projects may have delays, interruption of operations or increased costs due to many factors, including, without limitation: breakdown or failure of equipment or processes; construction performance falling below expected levels of output or efficiency; design errors; contractor or operator errors; non-performance by third-party contractors; labour disputes, disruptions or declines in productivity; increases in materials or labour costs; inability to attract sufficient numbers of qualified workers; delays in obtaining or conditions imposed by, regulatory approvals; changes in scope of the projects; violation of permit requirements; disruption in the supply of energy; and catastrophic events such as fires, earthquakes, storms or explosions.
Given the stage of development of the projects, various changes are likely to be made prior to their completion. Based upon current scheduling, the project in the Surmont area is not expected to start steam injection until late 2009 or 2010 and the project at Leismer, Corner, Hangingstone and Thornbury is not expected to commence steam injection until 2008. The information contained herein, including, without limitation, resource and economic evaluations is conditional upon receipt of all regulatory approvals and no material changes being made to the projects or their scope.
The projects’ concepts are also subject to revision as Paramount (in the case of Surmont) and Paramount and NAOSC (in the case of the Paramount JV) continue through the later engineering stages and as specific enhancement opportunities are identified. Some changes to the projects’ concept are virtually certain to occur and such changes may be material both in terms of design and cost.

Paramount may not be able to raise sufficient capital or achieve the required liquidity necessary to fund its costs to develop its oil sands projects.
Significant amounts of capital will be required to fund Paramount’s costs to develop its oil sands projects. The only sources of future funds presently available to Paramount, other than cash flow, are equity and/or debt financings, borrowing of funds or the sale of a portion of Paramount’s assets. There is no assurance that any equity and/or debt financings, borrowing of funds or sales of Paramount’s assets will be obtainable on terms acceptable to Paramount or at all. Failure to obtain the necessary funds for development of Paramount’s oil sands projects could result in delays or an inability by Paramount to develop its oil sands projects or default by Paramount under the joint venture agreement relating to its obligations to fund the Paramount JV. Additionally, equity financing, if available, may result in substantial dilution to existing shareholders.
Paramount may encounter cost overruns in developing its oil sands projects.
Historically oil sands projects have experienced capital cost overruns due to a variety of factors. While Paramount is in the initial stages of evaluating and developing its oil sands projects there is no assurance that the development will proceed or be met without delays or unforeseen and adverse effects upon the projects’ budgets.
The costs to construct the projects have not been fixed and remain dependent upon completion of testing, final engineering and contracting. There is no assurance that the current construction and operations schedules will proceed as planned without any delays or cost overruns. Any delays may increase the costs of the projects, requiring additional capital, and there can be no assurance that such capital will be available in a timely and cost-effective fashion or at all.
Development of the projects may be adversely affected by one or more factors commonly associated with large industrial projects such as shortages of equipment, materials and labour, fluctuations in the prices of building materials, particularly steel, delays in delivery of equipment and materials, labour disputes, political events, local, native and political opposition, blockades or embargoes, litigation, adverse weather conditions, unanticipated increases in costs, natural disasters, accidents, unforeseen engineering, design, environmental or geological problems and other unforeseen circumstances. Any of these events or other unanticipated events could give rise to delays in development and completion of the projects and cost overruns.
Any delay in obtaining, or inability to obtain, the required regulatory approvals may jeopardize the development of Paramount’s oil sands projects.
Paramount is committed to its proposed schedule for submitting the regulatory application and obtaining regulatory approval for the development of its oil sands projects. However, although Paramount intends to proactively take all reasonable steps to address possible issues in order to expedite the regulatory process, ultimately, there can be no assurance that the regulatory approvals will be obtained within the proposed schedule or on the desired terms or at all. If the regulatory approvals are not received, the projects cannot proceed.
Oil sands exploration and development is subject to many risks.
Oil sands exploration and development is very competitive and involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. As with any petroleum property, there can be no assurance that bitumen will be produced from Paramount’s oil sands leases. Furthermore, the marketability of the bitumen associated with Paramount’s oil sands interests will be affected by numerous factors beyond Paramount’s control.

These factors include, but are not limited to, market fluctuations of prices, proximity and capacity of pipelines and processing equipment, equipment availability and government regulations (including, without limitation, regulations relating to prices, taxes, royalties, land tenure, allowable production, importing and exporting of oil and gas and environmental protection). The extent of these factors cannot be accurately predicted, but the combination of these factors may result in Paramount not receiving an adequate return on invested capital.
In the event that Paramount’s oil sands projects are developed and become operational, there is no assurance that the projects will produce bitumen in quantities or at the costs anticipated, or that they will not cease producing entirely in certain circumstances. Because operating costs to produce bitumen from oil sands may be substantially higher than operating costs to produce conventional crude oil, an increase in such costs may render mining of bitumen resources from the projects uneconomical. Paramount’s estimates of operating costs have been based on current project concepts. Paramount’s (in the case of Surmont) and Paramount’s and NAOSC’s (in the case of the Paramount JV) actual operating costs may differ materially from such current estimates. Moreover, it is possible that other developments, such as increasingly strict environmental and safety laws and regulations and enforcement policies thereunder and claims for damages to property or persons resulting from the projects’ operations, could result in substantial costs and liabilities, delays or an inability to complete the projects or the abandonment of the projects.
Paramount’s hedging activities could result in losses.
The nature of Paramount’s operations results in exposure to fluctuations in commodity prices and currency exchange rates. Paramount monitors and, when appropriate, utilizes derivative financial instruments and physical delivery contracts to hedge its exposure to these risks. Paramount is exposed to credit related losses in the event of non-performance by counter parties to these financial instruments and physical delivery contracts. From time to time, Paramount enters into hedging activities in an effort to mitigate the potential impact of declines in oil and natural gas prices or increases in the value of the Canadian dollar versus the U.S. dollar.
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
Paramount is a medium-sized company operating in a highly competitive industry. Companies and other entities in the industry with greater resources or greater access to capital markets can outbid it for acquisitions or secure acquisitions which it cannot.
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
Paramount’s holdings of trust units of Trilogy is subject to a number of risks.
Paramount holds approximately 17.7 percent of the issued and outstanding trust units of Trilogy as at December 31, 2005. Decreases in the trading price of the trust units of Trilogy or reductions in, or cessation of, the monthly cash distributions on the trust units of Trilogy could have a material adverse effect on Paramount.
Paramount is highly dependent on certain senior officers.
Paramount is highly dependent on its Chief Executive Officer and its President and Chief Operating Officer. The loss of either of these officers could impede the achievement of Paramount’s objectives and could adversely affect Paramount’s business and results of operations.
TRANSFER AGENT AND REGISTRAR
The Company’s transfer agent and registrar is Computershare Trust Company of Canada located at the following address:
6th Floor, Watermark Tower
530 – Eighth Avenue SW
Calgary, Alberta T2P 3S8
INTERESTS OF EXPERTS
Ernst & Young LLP, Chartered Accountants (E&Y), are the Company’s auditors and such firm has prepared an opinion with respect to the Company’s consolidated financial statements as at and for the fiscal year ended December 31, 2005. Information relating to reserves in this annual information form was prepared by McDaniel as an independent qualified reserves evaluator. Information relating to resources in this annual information form was prepared by McDaniel and GLJ, as independent qualified resources evaluators.

The principals of each of McDaniel and GLJ, in each case as a group, own beneficially, directly or indirectly, less than 1 percent of any class of Paramount’s securities.
ADDITIONAL INFORMATION
Additional information relating to Paramount is available via the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.
Additional information, including directors’ and officers’ remuneration, principal holders of Paramount’s securities, and options to purchase securities, is contained in the Information Circular for Paramount’s most recent annual meeting of shareholders that involved the election of directors. Additional financial information is contained in Paramount’s audited consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2005.

APPENDIX A
REPORT ON RESERVES DATA
BY INDEPENDENT QUALIFIED RESERVES EVALUATOR

REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR
To the Board of Directors of Paramount Resources Ltd. (the “Company”):
1.	We have evaluated the Company’s reserves data as at December 31, 2005. The reserves data consists of the following:
(a)	proved and proved plus probable oil and gas reserves estimated as at December 31, 2005 using forecast prices and costs and the related estimated future net revenue; and

(b)	proved oil and gas reserves estimated as at December 31, 2005 using constant prices and costs and the related estimated future net revenue.
2.	The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation. We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.	Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4.	The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2005, and identifies the respective portions thereof that we have evaluated, audited and reviewed and reported on to the Company’s management:

			Net Present Value of Future Net Revenue $M
Independent Qualified	Description and Preparation	Location of	(before income taxes, 10% discount rate)
Reserves Evaluator	Date of Evaluation Report	Reserves	Audited	Evaluated	Reviewed	Total
McDaniel & Associates Consultants Ltd.	February 6, 2006	Canada/U.S.A.	—	$1,020,248	—	$1,020,248
5.	In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6.	We have no responsibility to update our reports for events and circumstances occurring after their respective preparation dates.

7.	Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.
Executed as to our report referred to above:
(signed) McDANIEL & ASSOCIATES CONSULTANTS LTD.
Calgary, Alberta, Canada
March 12 , 2006

APPENDIX B
REPORT OF MANAGEMENT AND DIRECTORS
ON RESERVES DATA AND OTHER INFORMATION

REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION
Management of Paramount Resources Ltd. (the “Company”) is responsible for the preparation and disclosure of information with respect to the Company’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a)	i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2005 using forecast prices and costs; and

ii) the related estimated future net revenue; and

(b)	i) proved oil and gas reserves estimated as at December 31, 2005 using constant prices and costs; and

ii) the related estimated future net revenue.
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
The Audit Committee has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has on the recommendation of the Audit Committee, approved:
(a)	the content and filing with securities regulatory authorities of the reserves data and other oil and gas information contained in the Company’s annual information form accompanying this report;

(b)	the filing of the report of the independent qualified reserves evaluators on the reserves data; and

(c)	the content and filing of this report.
Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(signed) Clayton H. Riddell	(signed) Bernard K. Lee
Chief Executive Officer	Chief Financial Officer

(signed) James H. T. Riddell	(signed) John C. Gorman
Director	Director

March 12, 2006

APPENDIX C
AUDIT COMMITTEE CHARTER

PARAMOUNT RESOURCES LTD.
AUDIT COMMITTEE
CHARTER
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
B. COMPOSITION, PROCEDURES AND ORGANIZATION
1.	The Committee shall consist of at least three members of the Board of Directors (the “Board”), all of whom shall be “independent”, as that term is defined in Sections 1.4 and 1.5 of Multilateral Instrument 52-110, Audit Committees[1] and who meet the requirements of Section 3.5(1) of National Instrument 51-101[2] — Standards of Disclosure for Oil and Gas Activities..

2.	All of the members of the Committee shall be “financially literate” (i.e. able to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issuer that can be reasonably expected to be raised by the issuer’s financial statements).

3.	The Audit Committee shall be responsible for assessing, on a periodic basic, whether any member of the Committee meets the criteria for being a “financial expert” pursuant to Section 407 of the Sarbanes-Oxley Act[3]..

4.	The Board shall appoint the members of the Committee. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

5.	Unless the Board shall have appointed a chair of the Committee, the members of the Committee shall elect a chair from among their members.

6.	The Corporate Secretary of the Corporation shall be the secretary of the Committee, unless otherwise determined by the Committee.

7.	The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

8.	The Committee shall have access to such officers and employees of the Corporation and to the Corporation’s external auditors, and to such information respecting the Corporation, as it considers necessary or advisable in order to perform its duties and responsibilities.

9.	Meetings of the Committee shall be conducted as follows:
(a)	the Committee shall meet at least four times annually at such times and at such locations as may be requested by the chair of the Committee. The external auditors or any member of the Committee may request a meeting of the Committee;

(b)	the external auditors shall receive notice of and have the right to attend all meetings of the Committee; and

(c)	the following management representatives shall be invited to attend all meetings, except executive sessions and private sessions with the external auditors:
President and Chief Operating Officer
Chief Financial Officer
Controller
Corporate Secretary
(d)	other management representatives shall be invited to attend as necessary.
10.	The external auditors shall report directly to the Committee and the external auditors and internal auditors (if any) shall have a direct line of communication to the Committee through its chair and may bypass management if deemed necessary. The Committee, through its chair, may contact directly any employee in the Corporation as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.

11.	The Committee may retain, at the Corporation’s expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties and may set and pay the compensation for any advisor engaged. The Committee will notify the Chairman of the Corporate Governance Committee whenever independent consultants are engaged.
C. ROLES AND RESPONSIBILITIES
1.	The overall duties and responsibilities of the Committee shall be as follows:
(a)	to assist the Board in the discharge of its responsibilities relating to the Corporation’s accounting principles, reporting practices and internal controls and its approval of the Corporation’s annual and quarterly consolidated financial statements and management’s discussion and analysis;

(b)	to establish and maintain a direct line of communication with the Corporation’s internal (if any) and external auditors and assess their performance;

(c)	to ensure that the management of the Corporation has designed, implemented and is maintaining an effective system of internal financial controls and disclosure controls and procedures;

(d)	to periodically review the audit and non-audit services pre-approval policy and recommend to the Board any changes which the Committee deems appropriate;

(e)	to periodically consider whether there is a need to outsource internal audit functions or create an internal audit department;

(f)	to assist the Board in the discharge of its responsibilities relating to the evaluation and disclosure of its oil and gas reserves and oil and gas activities and the approval and filing of all necessary statements and reports related thereto;

(g)	to receive and review complaints received pursuant to the Corporation’s Whistleblower Policy and oversee and provide direction on the investigation and resolution of such concerns and to periodically review the said policy and recommend to the Board changes which the Committee may deem appropriate;

(h)	to report regularly to the Board on the fulfillment of its duties and responsibilities;

(i)	to identify and monitor the management of the principal risks that could impact the financial reporting of the Corporation; and

(j)	review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.
2.	The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:
(a)	to be directly responsible for overseeing the work of the external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditors regarding financial reporting;

(b)	to recommend to the Board a firm of external auditors to be nominated for appointment by the shareholders of the Corporation, and to monitor and verify the independence of such external auditors;

(c)	to review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors;

(d)	review the audit plan of the external auditors prior to the commencement of the audit;

(e)	to review with the external auditors, upon completion of their audit:
(i)	contents of their report;

(ii)	scope and quality of the audit work performed;

(iii)	adequacy of the Corporation’s financial and auditing personnel; (iv) co-operation received from the Corporation’s personnel during the audit;

(iv)	co-operation received from the Corporation’s personnel during the audit;

(v)	internal resources used;

(vi)	significant transactions outside of the normal business of the Corporation;

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

(c)	periodically review the Corporation’s financial and auditing procedures and the extent to which recommendations made by the internal accounting staff or by the external auditors have been implemented.
4.	The Committee is also charged with the responsibility to:
(a)	review and recommend to the Board for its approval, the Corporation’s annual financial statements, management’s discussion and analysis, annual information form and annual earnings press releases before the Corporation publicly discloses this information;

(b)	review and approve the Corporation’s interim financial statements, interim management’s discussion and analysis including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto and interim earnings press releases before the Corporation publicly discloses this information;

(c)	review and approve the financial sections of:
(i)	the annual report to shareholders;

(ii)	the annual information form;

(iii)	prospectuses;

(iv)	other public reports requiring approval by the Board; and

(v)	press releases related thereto,
and report to the Board with respect thereto;
(d)	review regulatory filings and decisions as they relate to the Corporation’s consolidated financial statements;

(e)	review the appropriateness of the policies and procedures used in the preparation of the Corporation’s consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

(f)	review and report on the integrity of the Corporation’s consolidated financial statements;

(g)	review the minutes of any audit committee meeting of subsidiary companies;

(h)	review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Corporation and the manner in which such matters have been disclosed in the consolidated financial statements;

(i)	review the Corporation’s compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of material facts; and

(j)	develop a calendar of activities to be undertaken by the Committee for each ensuing year related to the Committee’s duties and responsibilities as set forth in this Charter and to submit the calendar in the appropriate format to the Board of Directors within a reasonable period of time following each annual general meeting of shareholders.
5.	The duties and responsibilities of the Committee as they relate to the Corporation’s oil and gas reserves estimates are to:
(a)	review, with reasonable frequency, the Corporation’s procedures relating to the disclosure of information with respect to oil and gas activities, including its procedures for complying with the disclosure requirements and restrictions of all applicable laws, rules, regulations and policies including National Instrument 51-101 and amendments thereto;

(b)	review the appointment of the independent engineering firm responsible for evaluating the Corporation’s reserves, and in the case of any proposed change in such appointment, determine the reasons for the proposal and whether there have been disputes between the appointed reserves evaluator and Management of the Corporation;

(c)	review, with reasonable frequency, the Corporation’s procedures for providing information to the reserves evaluator;

(d)	before approving the filing of reserves data and the report of the reserves evaluator as required under all applicable laws, rules, regulations and policies including National Instrument 51-101 and amendments thereto, meet with Management and the reserves evaluator to:
(i)	determine whether any restrictions affect the ability of the reserves evaluator to report on reserves data without reservation, and

(ii)	review the reserves data and the report of the reserves evaluator
(e)	review, discuss with and make recommendations to the Board with respect to:
(i)	approving the content and filing of the reserves statement;

(ii)	the filing of the report of the reserves evaluator; and

(iii)	the content and filing of the report of Management and Directors;
as required or specified under all applicable laws, rules, regulations and policies including National Instrument 51-101 and amendments thereto.
D. ANNUAL REVIEW AND ASSESSMENT
     The Committee shall conduct an annual review and assessment of its performance, including compliance with this Charter and its role, duties and responsibilities, and submit such report to the Board of Directors.

[1] 1.4 Meaning of Independence —

(1)	An audit committee member is independent if he or she has no direct or indirect material relationship with the issuer.

(2)	For the purposes of subsection (1), a “material relationship” means a relationship which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a member’s independent judgement.

(3)	Despite subsection (2), the following individuals are considered to have a material relationship with an issuer:
(a)	an individual who is, or has been within the last three years, an employee or executive officer of the issuer:

(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the issuer;

(c)	an individual who:

	(i)	is, a partner of a firm that is the issuer’s internal or external auditor;

	(ii)	is an employee of that firm; or

	(iii)	was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time.
(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:
(i)	is a partner of the firm that is the issuer’s internal or external auditor;

(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice; or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;
(e)	an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the issuer’s current executive officers serves or served at the same time on the entity’s compensation committee; and

(f)	an individual who received, or whose immediate family member who is employed as an executive officer of the issuer received, more than $75,000 in direct compensation from the issuer during any 12 month period within the last three years.
(4)	Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because:
(a)	he or she had a relationship identified in subsection (3) if that relationship ended before March 30, 2004; or

(b)	he or she had a relationship identified in subsection (3) by virtue of subsection (8) if that relationship ended before June 30, 2005.
(5)	For the purposes of clauses (3)(c) and (3)(d), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

(6)	For the purposes of clause (3)(f), direct compensation does not include:
(a)	remuneration for acting as a member of the board of directors or of any board committee of the issuer; and

(b)	the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.
(7)	Despite subsection (3) an individual will not be considered to have a material relationship with the issuer solely because the individual or his or her immediate family member: (a) has previously acted as an interim chief executive officer of the issuer; or (b) acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the issuer on a part-time basis.

(8)	For the purpose of section 1.4, an issuer includes a subsidiary entity of the issuer and a parent of the issuer.

1.5	Additional Independence Requirements —

(1)	Despite any determination made under section 1.4, an individual who
(a)	accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the issuer or any subsidiary entity of the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or

(b)	is an affiliated entity of the issuer or any of its subsidiary entities, is considered to have a material relationship with the issuer.
(2)	For the purposes of subsection (1), the indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by
(a)	an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or

(b)	an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the issuer or any subsidiary entity of the issuer.
(3)	For the purposes of subsection (1), compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

[2] 3.5	Reserves Committee

(1)	The board of directors of a reporting issuer may, subject to subsection (2), delegate the responsibilities set out in section 3.4 to a committee of the board of directors, provided that a majority of the members of the committee
(a)	are individuals who are not and have not been, during the preceding 12 months:
(i)	an officer or employee of the reporting issuer or of an affiliate of the reporting issuer;

(ii)	a person who beneficially owns 10 percent or more of the outstanding voting securities of the reporting issuer; or

(iii)	a relative of a person referred to in subparagraph (a)(i) or (ii), residing in the same home as that person; and
(b)	are free from any business or other relationship which could reasonably be seen to interfere with the exercise of their independent judgement.)
(2)	Despite subsection (1), a board of directors of a reporting issuer shall not delegate its responsibility under paragraph 3.4(e) to approve the content or the filing of the information.
3 SEC. 407. DISCLOSURE OF AUDIT COMMITTEE FINANCIAL EXPERT.
(a)	RULES DEFINING “FINANCIAL EXPERT”. — The Commission shall issue rules, as necessary or appropriate in the public interest and consistent with the protection of investors, to require each issuer, together with periodic reports required pursuant to sections 13(a) and 15(d) of the Securities Exchange Act of 1934, to disclose whether or not, and if not, the reasons therefor, the audit committee of that issuer is comprised of at least 1 member who is a financial expert, as such term is defined by the Commission.

(b)	CONSIDERATIONS. — In defining the term “financial expert” for purposes of subsection (a), the Commission shall consider whether a person has, through education and experience as a public accountant or auditor or a principal financial officer, comptroller, or principal accounting officer of an issuer, or from a position involving the performance of similar functions -

(1)an understanding of generally accepted accounting principles and financial statements;

(2)experience in -
(A)the preparation or auditing of financial statements of generally comparable issuers; and

(B)the application of such principles in connection with the accounting for estimates, accruals, and reserves;
(3)	experience with internal accounting controls; and

(4)	an understanding of audit committee functions.
(c)	DEADLINE FOR RULEMAKING. — The Commission shall -
(1)	propose rules to implement this section, not later than 90 days after the date of enactment of this Act; and

(2)	issue final rules to implement this section, not later than 180 days after that date of enactment.

MANAGEMENT’S DISCUSSION AND ANALYSIS
This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Paramount’s audited Consolidated Financial Statements for the year ended December 31, 2005, and Paramount’s audited Consolidated Financial Statements and MD&A for the year ended December 31, 2004. The Consolidated Financial Statements have been prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”). The effect of significant differences between Canadian GAAP and United States GAAP is disclosed in Note 19 of the Consolidated Financial Statements.
This MD&A contains forward-looking statements, non-GAAP measures, and disclosures of barrels of oil equivalent volumes. Readers are referred to the advisories concerning forward-looking statements, non-GAAP measures, and barrel of oil equivalent conversions contained under the heading “Advisories”.
This MD&A is dated March 12, 2006. Additional information concerning Paramount, including its Annual Information Form, can be found on the SEDAR website at www.sedar.com.
Paramount is an independent Canadian energy company involved in the exploration, development, production, processing, transportation and marketing of petroleum and natural gas. Paramount’s principal properties are located in Alberta, the Northwest Territories and British Columbia in Canada. Paramount also has properties in Saskatchewan and offshore the East Coast in Canada, and in California, Montana and North Dakota in the United States. Management’s strategy is to maintain a balanced portfolio of opportunities, to grow reserves and production in Paramount’s core areas while maintaining a large inventory of undeveloped acreage, to focus on natural gas as a commodity, and to selectively enter into joint venture agreements for high risk/high return prospects.
TRUST SPINOUT
On April 1, 2005, Paramount completed a reorganization pursuant to a plan of arrangement under the Business Corporations Act (Alberta), resulting in the creation of Trilogy Energy Trust (“Trilogy”) as a new publicly-traded energy trust (the “Spinout”).
Through the Spinout:
•	Certain properties owned by Paramount that were located in the Kaybob and Marten Creek areas of Alberta, producing approximately 25,100 Boe/d at the time of the Spinout, and three natural gas plants operated by Paramount became the property of Trilogy (the “Spinout Assets”);

•	Paramount received an aggregate $220 million in cash and 79.1 million trust units of Trilogy (64.1 million of such trust units ultimately being received by shareholders of Paramount – see below) as consideration for the Spinout Assets and related working capital adjustments;

•	Paramount’s shareholders received one Class A common share of Paramount and one unit of Trilogy for each common share of Paramount previously held, resulting in Paramount’s shareholders owning 64.1 million (81 percent) of the 79.1 million issued and outstanding trust units of Trilogy, and Paramount holding the remaining 15.0 million (19 percent) of such Trilogy trust units; and

•	Paramount transferred 2.3 million of the 15.0 million Trilogy trust units it held to a wholly-owned subsidiary (“Holdco”), being that number of Trilogy trust units equal to the number of Common Shares issuable pursuant to Paramount Options then outstanding.

Upon completion of the Spinout, shareholders of Paramount owned all of the issued and outstanding Class A Common Shares of Paramount.
Paramount’s Consolidated Financial Statements for the year ended December 31, 2005 include the results of operations and cash flows of the Spinout Assets to March 31, 2005. Daily production from the Spinout Assets represented approximately 60 percent of Paramount’s aggregate daily production as of the time of the Spinout1 .
Paramount accounts for its investment in Trilogy trust units using the equity method. The market value of Paramount’s investment in Trilogy trust units as of December 31, 2005 was $357.8 million 2 . The carrying value of such trust units in the Consolidated Financial Statements was $51.7 million as of December 31, 2005.
The following table shows Paramount’s reported results for 2005 and 2004, separating the results of the Spinout Assets from Paramount’s other properties and assets (“PRL Props”):

	2005			2004			Change
	Spinout	PRL		Spinout	PRL		Spinout	PRL
	Assets[3]	Props	Reported	Assets	Props	Reported	Assets	Props	Reported

Product sales volumes
Natural gas (MMcf/d)	29.9	92.7	122.6	98.3	74.8	173.1	(68.4)	17.9	(50.5)
Oil and NGLs (Bbl/d)	1,221	3,231	4,452	3,880	3,417	7,297	(2,659)	(186)	(2,845)

Combined (Boe/d)	6,212	18,676	24,888	20,288	15,862	36,150	(14,076)	2,814	(11,262)

Average price
Natural gas ($/Mcf)	7.46	8.98	8.61	7.30	7.42	7.35	0.16	1.56	1.26
Oil and NGLs ($/Bbl)	54.77	61.98	60.01	49.89	44.90	47.55	4.88	17.08	12.46

Operating netback ($ thousands)
Revenue[4]
Natural gas sales	81,569	303,590	385,159	262,900	202,646	465,546	(181,331)	100,944	(80,387)
Oil and NGLs sales	24,399	73,112	97,511	70,838	56,162	127,000	(46,439)	16,950	(29,489)

Total revenue	105,968	376,702	482,670	333,738	258,808	592,546	(227,770)	117,894	(109,876)

Royalties	25,269	65,958	91,227	67,571	37,475	105,046	(42,302)	28,483	(13,819)
Operating costs	16,123	59,735	75,858	50,775	44,992	95,767	(34,652)	14,743	(19,909)
Transportation	4,805	19,747	24,552	24,017	17,913	41,930	(19,212)	1,834	(17,378)

Operating netback	59,771	231,262	291,033	191,375	158,428	349,803	(131,604)	72,834	(58,770)

[1]	Based on average daily production rates for the quarter ended March 31, 2005.

[2]	Based on the closing price of Trilogy trust units on the Toronto Stock Exchange of $23.80 per trust unit on December 30, 2005.

[3]	Daily product sales volumes for 2005 are computed by dividing total product sales volumes from the Spinout Assets for the three months ended March 31, 2005 by 365 days.

[4]	Revenue does not include gain/loss on financial instruments.

BUSINESS ENVIRONMENT
Crude oil prices reached record highs in 2005 with West Texas Intermediate (WTI) averaging US$56.29/Bbl during the year, 36 percent higher than the WTI average in 2004. The WTI monthly average price reached US$69.81/Bbl at its peak in September 2005. Continued strong demand and concerns around supply disruptions and inventories as a result of hurricane destruction of major refineries in the Gulf Coast and political instability in major oil producing countries contributed to the increase. During 2005, there was significant volatility in both crude oil and natural gas prices. The table below shows key commodity price benchmarks over the past three years:

	2005	2004	2003

Crude Oil
West Texas Intermediate monthly average (US$/Bbl)	56.29	41.40	31.04

Natural Gas
New York Mercantile Exchange (Henry Hub Close) monthly average (US$/MMbtu)	8.62	6.14	5.39
AECO monthly average:
Cdn$/GJ	8.04	6.44	6.35
US$/MMbtu	7.01	5.17	4.72

Canadian Dollar — US Dollar Exchange Rate
Annual average with Company’s banker (Cdn$/1 US$)	1.21	1.30	1.40

KEY OPERATING RESULTS
Fourth Quarter 2005 vs. Third Quarter 2005

	Q3 2005	Change	Q4 2005

Sales volumes
Natural gas (MMcf/d)	98.8	(6.1)	92.7
Oil and NGLs (Bbl/d)	3,158	225	3,383

Combined (Boe/d)	19,624	(787)	18,837

Average prices(1)
Natural gas ($/Mcf)	8.80	2.44	11.24
Oil and NGLs ($/Bbl)	65.95	(4.21)	61.74

		Change in	Change in
($ thousands)	Q3 2005	Price/Cost	Volume	Q4 2005

Revenue(1)
Natural gas sales	80,027	22,167	(6,285)	95,909
Oil and NGLs sales	19,160	(1,225)	1,282	19,217

	99,187	20,942	(5,003)	115,126

Royalties	21,060	5,634	(1,071)	25,623
Operating costs	13,116	8,821	(880)	21,057
Transportation costs	6,125	(2,077)	(162)	3,886

(1)	Before transportation and financial instruments.

Sales volumes — Natural gas sales volumes declined by six percent in the fourth quarter of 2005. This decrease was caused by several factors including production declines in the Liard, Northwest Territories area, disruptions to production in the Kaybob area and production delays caused by unfavorable weather and operational issues. These declines were partially offset by increases in production resulting from new well tie-ins in Northeast Alberta, Grande Prairie and coal bed methane wells in Southern Alberta.
Crude oil and natural gas liquid production increased by seven percent in the fourth quarter of 2005. This increase was primarily the result of new wells being brought on production in North Dakota, and due to a successful well optimization program being carried out in the Northwest Alberta area.
Average prices — Natural gas prices before financial instruments improved by 28 percent in the fourth quarter, a result of a significant increase in market prices seen in October and November 2005. Oil and NGL prices declined by 6 percent in the fourth quarter of 2005, reflecting the reduction seen in world oil prices.
Royalties — Royalties as a percentage of revenue were higher at 22 percent in the fourth quarter of 2005 compared to 21 percent in the third quarter of 2005 due mainly to increased royalties on properties in the Northwest Territories.
Operating costs — Operating costs averaged $12.15/Boe in the fourth quarter 2005 compared to $7.27/Boe in the third quarter of 2005. The increase in operating costs per Boe was primarily a result of annual equalization adjustments made and work-over expenditures incurred in the fourth quarter of 2005.
Transportation costs — Transportation costs averaged $2.24/Boe in the fourth quarter compared to $3.39/Boe in the third quarter due mainly to the termination of a fixed transportation commitment contract in October 2005.

2005 VS. 2004

	2004	Spinout		2005
	Reported	Assets(2)	Change	Reported

Sales volumes
Natural gas (MMcf/d)	173.1	(68.5)	18.0	122.6
Oil and NGLs (Bbl/d)	7,297	(2,659)	(186)	4,452

Combined (Boe/d)	36,150	(14,076)	2,814	24,888

Average prices(1)
Natural gas ($/Mcf)	7.35	(0.29)	1.55	8.61
Oil and NGLs ($/Bbl)	47.55	(4.61)	17.07	60.01

	2004	Spinout			2005
($ thousands)	Reported	Assets(2)	Change in Price/Cost	Change in Volume	Reported

Revenue(1)
Natural gas sales	465,546	(181,331)	42,642	58,302	385,159
Oil and NGLs sales	127,000	(46,439)	21,373	(4,423)	97,511

	592,546	(227,770)	64,015	53,879	482,670

Royalties	105,046	(42,302)	18,698	9,785	91,227
Operating costs	95,767	(34,652)	5,882	8,861	75,858
Transportation costs	41,930	(19,212)	(1,095)	2,929	24,552

(1)	Before transportation and financial instruments.

(2)	These values are presented in order to isolate the variance in the reported results between 2004 and 2005 relating to the Spinout Assets. See the table of key operating statistics under the caption “Trust Spinout” for the basis of calculation.
Spinout assets — Effective April 1, 2005, the Spinout Assets were transferred to Trilogy, as is more fully described under the heading “Trust Spinout”. Daily production from the Spinout Assets represented approximately 60 percent of Paramount’s aggregate daily production as of the time of the Trilogy Spinout5. The transfer of the Spinout Assets to Trilogy caused decreases in Paramount’s production, revenue, royalties, operating costs and transportation costs. The tables above isolate the variance in the reported results between 2004 and 2005 relating to the Spinout Assets.
Sales volumes — Excluding the impact of the Trust Spinout, natural gas sales volume increased in 2005 mainly as a result of asset acquisitions in the latter part of 2004 and Paramount’s drilling programs. On the other hand, oil and natural gas liquid sales volume decreased in 2005 primarily due to the disposition of Paramount’s properties in southeast Saskatchewan during the third quarter 2004.
Average prices — Higher average prices in 2005 have resulted in an increase in petroleum and natural gas sales. The average prices for both natural gas and oil and natural gas liquids were higher in 2005 compared to 2004 reflecting general increases in the market prices of energy commodity products.
Royalties — After taking out the amounts relating to the Spinout Assets, royalties as a percentage of petroleum and natural gas sales were higher at 17 percent in 2005 compared to 14 percent in 2004 due mainly to increased royalties on properties in the Northwest Territories. Historically, these properties had lower royalty rates, as the properties were subject to a minimum royalty which was being offset against a credit pool.

[5]	Based on average daily production rates for the quarter ended March 31, 2005.

Operating costs – After taking out the amounts relating to the Spinout Assets, operating costs averaged $8.76/Boe in 2005 compared to $7.75/Boe in 2004. The increase in operating cost per sales volume was primarily the result of general increases in the cost of goods and services in the energy sector and the recording of equalization charges.
Transportation costs – After taking out the amounts relating to the Spinout Assets, transportation cost per sales volume was lower in 2005 at $2.90/Boe compared to $3.09/Boe in 2004 due mainly to the termination of a fixed transportation commitment contract in the fourth quarter of 2005 as mentioned above.
2004 VS. 2003

	2003	Net	2004
	Reported	Change	Reported

Sales volumes
Natural gas (MMcf/d)	152.8	20.3	173.1
Oil and NGL’s (Bbl/d)	7,169	128	7,297

Combined (Boe/d)	32,630	3,520	36,150

Average prices(1)
Natural gas ($/Mcf)	6.75	0.60	7.35
Oil and NGLs ($/Bbl)	39.03	8.52	47.55

	2003	Change in	Change in	2004
($ thousands)	Reported	Price/Cost	Volume	Reported

Revenue(1)
Natural gas sales	376,577	33,129	55,840	465,546
Oil and NGLs sales	102,125	22,303	2,572	127,000

	478,702	55,432	58,412	592,546

Royalties	82,512	12,048	10,486	105,046
Operating costs	81,193	5,015	9,559	95,767
Transportation costs	44,644	(6,899)	4,185	41,930

(1)	Before transportation and financial instruments.
Sales volumes – Natural gas sales volumes increased in 2004 as compared to 2003 primarily as a result of acquisitions made during 2004. Oil and natural gas liquid sales volumes also increased in 2004 resulting mainly from the acquisitions in 2004 offset by the sale of the Sturgeon Lake properties in October 2003.
Average prices – The average prices for both natural gas and oil and natural gas liquids were higher in 2004 compared to 2003 reflecting general increases in the market prices of energy commodity products.
Royalties – Royalties as a percentage of petroleum and natural gas sales were stable at 19 percent in 2004 and 19 percent in 2003.
Operating costs – Operating costs per sales volume averaged $7.24/Boe in 2004 compared to $6.82/Boe in 2003. The increase in operating costs per sales volume was the result of a general increase in the cost of goods and services in the energy sector. In addition, the properties acquired by Paramount during 2004 have higher per unit operating costs than existing Paramount properties.

Transportation costs – Transportation cost per sales volume was lower in 2004 at $3.09/Boe compared to $3.36/Boe in 2003 due to the increase in sales volume to cover fixed transportation charges.
Netbacks

	2005	2004	2003	2005	2004	2003

	Reported	Reported	Reported	PRL Props(2)	PRL Props(2)	PRL Props(2)
Produced gas ($/Mcf)

Revenue (1)	8.08	6.72	5.99	8.42	6.61	5.91
Royalties	1.64	1.29	1.13	1.58	0.97	0.89
Operating costs	1.38	1.13	1.03	1.45	1.18	1.08

Operating netback	5.06	4.30	3.83	5.39	4.46	3.94

Conventional oil ($/Bbl)

Revenue (1)	61.57	48.72	39.19	61.64	44.41	39.02
Royalties	9.64	8.21	7.30	12.90	7.93	7.34
Operating costs	9.23	9.56	9.79	9.70	10.24	10.28

Operating netback	42.70	30.95	22.10	39.04	26.24	21.40

Natural gas liquids ($/Bbl)

Revenue (1)	54.51	43.47	36.06	59.62	43.56	33.57
Royalties	14.09	9.44	7.92	2.09	13.18	7.38
Operating costs	7.15	7.96	7.43	7.19	9.69	10.25

Operating netback	33.27	26.07	20.71	50.34	20.69	15.94

All products ($/Boe)

Revenue (1)	50.43	41.62	36.44	52.36	41.49	36.25
Royalties	10.04	7.94	6.93	9.68	6.46	5.90
Operating costs	8.35	7.24	6.82	8.76	7.75	7.56

Operating netback	32.04	26.44	22.69	33.92	27.28	22.79

(1)	Revenue is presented net of transportation costs and does not include gain / loss on financial instruments.

(2)	These values are presented in order to isolate the netbacks relating to properties retained by Paramount, and exclude the results of the Spinout Assets. These values have been computed on the same basis as the table of key operating statistics under the caption “Trust Spinout”.

Funds Flow Netback per Boe
($/Boe)	2005	2004	2003

Operating netback	$32.04	$26.44	$22.69

Realized loss on financial instruments	1.33	0.05	4.47
Loss (gain) on sale of investments	(0.65)	—	0.08
General and administrative (1)	3.39	1.91	1.60
Interest (2)	2.95	1.82	1.60
Lease rentals	0.35	0.27	0.30
Bad debt recovery	—	(0.42)	0.50
Asset retirement obligation expenditures	0.11	0.09	—
Distributions from equity investments	(4.31)	—	—
Current and Large Corporations tax	1.07	0.51	0.23
Other	—	(0.05)	(0.13)

Funds flow netback ($/Boe) (3)	$27.80	$22.26	$14.04

(1)	Net of non-cash general and administrative expenses.

(2)	Net of non-cash interest expense.

(3)	Funds flow netback is equal to funds flow from operations divided by Boe production for the relevant period.

OTHER OPERATING ITEMS
Depletion and Depreciation Expense

	2005	2004	2003

$ thousands	179,413	191,578	165,098
$/Boe	19.75	14.48	13.86

Depletion and depreciation expense decreased by $12.2 million in 2005 compared to 2004 mainly as a result of the Trilogy Spinout discussed above partially offset by the higher depletion and depreciation due to capital expenditures in 2005 combined with higher expired mineral lease expense. Depletion and depreciation expense per unit of sales volume in 2005 was higher compared to 2004 due mainly to an increase in finding and development costs for proved reserves in 2005, a decline in proved reserves in certain Northwest Territories properties, and the Trilogy Spinout, as the Spinout Assets had a lower depletion and depreciation rate.
Depletion and depreciation expense increased by $26.5 million in 2004 compared to 2003 primarily due to a higher depletable base as a result of acquisitions and increased capital expenditures. This is also the primary reason why depletion and depreciation expense per unit of sales volume increased in 2004.
Dry Hole Costs
Under the successful efforts method of accounting for petroleum and natural gas properties, costs of drilling exploratory wells are initially capitalized and, if subsequently determined to be unsuccessful, are charged to dry hole expense. Other exploration costs, including geological and geophysical costs and annual lease rentals on non-producing properties, are charged to exploration expense as incurred. Dry hole costs for the year ended December 31, 2005 amounted to $44.9 million as compared to $24.7 million in 2004 and $36.6 million in 2003. Previous year’s suspended wells with a total carrying value of $23.8 million were written off in 2005. Dry hole expense in 2005 related mainly to wells drilled in Alberta and the Northwest Territories.
Geological and geophysical expenses increased during the year ended December 31, 2005 to $12.5 million from $8.7 million in 2004 and $8.5 million in 2003, as result of increased exploratory activities for Paramount during the current year.
Write-Down of Petroleum and Natural Gas Properties
The Company has recorded an impairment provision of $14.9 million in 2005 as compared to nil in 2004 and $10.4 million in 2003. The write-down in 2005 related to various non-core oil and gas assets located in Alberta, British Columbia, Southeast Saskatchewan and Montana.
General and Administrative Expenses

($ thousands)	2005	2004	2003

General and administrative expenses before stock-based compensation expense	23,560	25,247	19,051
Stock-based compensation expense	62,587	41,195	1,214

General and administrative expenses	86,147	66,442	20,265

General and administrative expenses before stock-based compensation totaled $23.6 million in 2005 as compared to $25.2 million in 2004. The decrease in general and administrative expenses before stock-based compensation expenses is primarily a result of normalization of shared office and administration services between Paramount and Trilogy (see Related Party Transactions section below), partially offset by an increase in salaries and benefit costs resulting from increased staffing levels to address the increase in operational activities and to ensure compliance with new corporate and reporting obligations in Canada and the United States. Such increase in staffing levels is also the primary reason why general and administrative expenses before stock-based compensation increased in 2004 compared to 2003.
Stock-based compensation increased significantly to $62.6 million in 2005 as compared to $41.2 million in 2004. During 2005, non-cash stock-based compensation expense of approximately $55.3 million was recognized in earnings to reflect the change in the intrinsic value of outstanding stock options as a result of the significant appreciation in the market price of Paramount’s common shares and Trilogy trust units during 2005 (see “Stock-based Compensation Liability”). In 2004, Paramount prospectively adopted the intrinsic value method to account for Paramount’s stock-based compensation plan and recorded $41.2 million of non-cash stock-based compensation expense. Prior to 2004, Paramount accounted for its stock option plan using the fair value method.
Interest Expense
Interest expense for 2005 was $27.4 million, an eight percent increase from $25.4 million in 2004. The $2.0 million increase is attributable mainly to higher average credit facility borrowing levels during the first half of 2005 compared to the same period in 2004. The increase in borrowings during the first half of 2005 was a result of Paramount’s higher capital expenditure activities and borrowings incurred as a result of the US Senior Notes exchange and consent solicitation for the Trilogy Spinout. The increase in interest expense is also the result of an increase in US Senior Notes issued to partially finance property acquisitions in 2004.
Interest expense increased to $25.4 million in 2004 from $19.2 million in 2003. This increase reflects higher average debt levels for the Company in 2004 as a result of acquisitions made in 2004.
Income on Equity Investments
Paramount had equity income from investments of $23.2 million and gain on dilution of equity investment of $21.9 million for the year ended December 31, 2005. The gain on dilution of investment resulted from Trilogy’s issuance of Trust Units on December 30, 2005.
Income Taxes
For the year ended December 31, 2005, Paramount’s current and other tax expense totaled $9.8 million as compared to $6.8 million in 2004. The future income tax recovery recorded for 2005 totaled $50.6 million as compared to an expense of $40.7 million in 2004. The future income tax recovery in 2005 was as a result of the losses incurred during the year. Paramount does not expect to pay any significant amounts of current cash income tax during 2006.
The determination of Paramount’s income and other tax liabilities requires interpretation of complex laws and regulations often involving multiple jurisdictions. While income tax filings are subject to audits and potential reassessments, management believes adequate provision has been made for all income tax obligations. However, changes in the interpretations or judgments may result in an increase or decrease in the Company’s income tax provision in the future.
Paramount records future tax assets and liabilities to account for the expected future tax consequences of events that have been recorded in its Consolidated Financial Statements and its tax returns. These amounts are estimates; the actual tax consequences may differ from the estimates due to changing tax rates and regimes, as well as changing estimates of cash flows and capital expenditures in current and future periods.

We periodically assess the realizability of our future tax assets. If Paramount concludes that it is more likely than not that some portion or all of the deferred tax assets will not be realized under accounting standards, the tax asset will be reduced by a valuation allowance.
Paramount estimates that it has approximately $1,092.4 million of unutilized tax pools at December 31, 2005.
RISK MANAGEMENT
Paramount’s financial success is dependent upon the discovery, development and production of petroleum and natural gas reserves and the economic environment that creates a demand for petroleum and natural gas. Paramount’s ability to execute its strategy is dependent on the amount of cash flow that can be generated and reinvested into its capital program. To protect cash flow against commodity price volatility, Paramount will, from time to time, enter into financial and/or physical commodity price hedges. Any such hedging transactions are restricted for periods of one year or less and the aggregate of volumes under such hedging transactions are limited to a cumulative maximum of 50 percent of Paramount’s forecast production for the duration of the relevant period, determined on a barrel of oil equivalent basis.
Paramount’s outstanding forward financial contracts are set out in the Consolidated Financial Statements in Note 13 – Financial Instruments and Note 18 – Subsequent Events. Paramount has chosen not to designate any of the financial forward contacts as hedges. As a result, such instruments are recorded using the mark-to-market method of accounting whereby instruments are recorded in the Consolidated Balance Sheet as either an asset or liability with changes in the fair value recognized in net earnings. The impact of fixed price physical sales contracts are reflected in petroleum and natural gas sales.
The realized and unrealized gain/(loss) on financial instruments reflected in the Consolidated Financial Statements are as follows:

($ thousands)	2005	2004	2003

Realized loss on financial instruments	(12,053)	(683)	(53,204)
Unrealized gain (loss) on financial instruments	(23,989)	19,376	—

Total gain (loss) on financial instruments	(36,042)	18,693	(53,204)

The significant increase in loss on financial instruments is primarily the result of increases in market prices of oil and gas relative to the prices fixed in forward financial contracts.

OTHER ANNUAL FINANCIAL INFORMATION

($ thousands)	2005	2004	2003

Cash flows from operating activities	302,611	263,073	129,889
Net change in operating working capital and deferred credit	(50,094)	31,279	37,387

Funds flow from operations	252,517	294,352	167,276
Net earnings (loss)	(63,932)	41,174	1,151
Net earnings (loss) per share
Basic	(0.99)	0.69	0.02
Diluted	(0.99)	0.67	0.02
Total assets	1,111,350	1,542,786	1,177,130
Total long-term liabilities	478,686	768,195	569,308
Shareholders’ equity	436,821	625,039	496,033

For the year ended December 31, 2005, funds flow from operations totaled $252.5 million as compared to $294.4 million in 2004. The lower product sales volumes as a result of the Trilogy Spinout in 2005, partially offset by an increase in petroleum and natural gas sales resulting from higher commodity prices and distributions from Trilogy were the primary factors for the decrease in funds flow along with other variances described above. The increase in funds flow from operations in 2004 compared to 2003 is primarily the result of higher product sales volumes as a result of acquisitions during 2004 and higher commodity prices.
The net loss for the year ended December 31, 2005 totaled $63.9 million compared to a net earnings of $41.2 million in 2004. The change from net earnings to net loss is primarily due to lower product sales volumes as a result of the Trilogy Spinout, increase in stock-based compensation expense as described above, higher dry hole costs, the write-down of petroleum and natural gas properties, the loss on financial instruments of $36.0 million in 2005 compared to a gain of $18.7 million in 2004, and premiums paid on the notes exchange, partially offset by the impact of higher prices of petroleum and natural gas products, the future tax recovery in 2005 as compared to future tax expense in 2004, and the dilution gain and equity income relating to Paramount’s investment in Trilogy.
Capital Expenditures

($ thousands)	2005	2004	2003

Land	$53,978	$37,919	$22,288
Geological and geophysical	12,548	8,728	8,450
Drilling and completions	254,069	184,466	123,455
Production equipment and facilities	87,764	85,171	69,560

Exploration and development expenditures	408,359	316,284	223,753
Property acquisitions	24,171	322,598	228
Proceeds on property dispositions	(10,643)	(61,939)	(317,792)
Other	1,450	(586)	476

Net capital expenditures	$423,337	$576,357	$(93,335)

During 2005, exploration and development expenditures totaled $408.4 million as compared to $316.3 million in 2004 and $223.8 million in 2003. The year-over-year increase in the capital expenditures program from 2003 to 2005 is due primarily to increasing exploration and development activities as a result of property acquisitions and an increased asset base. A comparison of the number of wells drilled for the recently completed three fiscal years is as follows:

(wells drilled)	2005		2004		2003

	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)
Gas	273	139	229	145	180	121
Oil	18	9	12	10	16	12
Oilsands evaluation	35	14	17	17	—	—
D&A	15	10	13	8	15	6

Total	341	172	271	180	211	139

(1)	“Gross” wells means the number of wells in which Paramount has a working interest or a royalty interest that may be converted to a working interest. “Net” wells means the aggregate number of wells obtained by multiplying each gross well by Paramount’s percentage of working interest.

(2)	“Net” wells means the aggregate number of wells obtained by multiplying each gross well by Paramount’s percentage of working interest.
QUARTERLY INFORMATION
Quarterly financial information, prepared by Paramount in Canadian dollars and in accordance with GAAP, is as follows:

	Three Months Ended
$ thousands, except per share amounts)	Dec. 31, 2005	Sep. 30, 2005	Jun. 30, 2005	Mar. 31, 2005

Revenue, net(1)	$112,422	$36,526	$96,581	$115,741
Net earnings (loss)	$37,758	$(69,066)	$12,934	$(45,558)

Net earnings (loss) per common share - basic	$0.57	$(1.05)	$0.20	$(0.72)
- diluted	$0.56	$(1.05)	$0.20	$(0.72)

	Three Months Ended
($ thousands, except per share amounts)	Dec. 31, 2004	Sep. 30, 2004	Jun. 30, 2004	Mar. 31, 2004

Revenue, net(1)	$174,067	$138,443	$106,037	$87,614
Net earnings (loss) before discontinued operations	(18,873)	40,599	10,331	2,838
Net earnings (loss) from discontinued operations	1,120	5,213	(395)	341

Net earnings (loss)	$(17,753)	$45,812	$9,936	$3,179

Net earnings (loss) before discontinued operations per common share:
— basic	$(0.30)	$0.69	$0.17	$0.05
— diluted	$(0.30)	$0.68	$0.17	$0.05

Net earnings (loss) per common share
— basic	$(0.28)	$0.78	$0.17	$0.05
— diluted	$(0.28)	$0.76	$0.17	$0.05

(1)	Represents revenue after gain/loss on financial instruments, royalties and gain on sale of investments and other.

See Fourth Quarter 2005 vs. Third Quarter 2005 comparison under Results of Operations.
Revenue, net for the third quarter of 2005 declined from the second quarter of 2005 mainly due to the unrealized financial instruments loss of $40.4 million that was recorded in the third quarter of 2005 compared to a $17.3 million gain in the second quarter, partially offset by higher commodity prices. In addition, royalties were higher at $21.1 million during the third quarter of 2005 compared to $9.3 million in the second quarter of 2005.
Revenue, net for the second quarter of 2005 declined from the first quarter of 2005 mainly due to the decrease in production resulting from the Trust Spinout, which was partially offset by higher commodity prices and the unrealized gain on financial instruments of $17.3 million during the second quarter as compared to an unrealized loss on financial instruments of $38.6 million during the first quarter of 2005. In addition, a realized financial instruments loss of $3.7 million was recorded in the second quarter compared to a realized gain of $10.7 million in the first quarter of 2005. First quarter 2005 net revenues decreased from fourth quarter 2004 net revenues mainly due to financial instrument loss of $27.9 million during the first quarter compared to the financial instrument gain of $27.4 million in the fourth quarter of 2004. Quarterly net revenues between the first quarter of 2004 and the fourth quarter 2004 continued to increase as Paramount steadily increased production and commodity prices continued to remain high.
The net loss for the third quarter of 2005 was due mainly to the loss on financial instruments, stock based compensation expense and higher dry hole costs. The net loss for the first quarter of 2005 was due mainly to the premium on notes exchange and consent solicitation costs incurred to facilitate the Trilogy Trust Spinout. The net loss for the fourth quarter of 2004 was mainly due to the recording of a stock option liability using the intrinsic value method to account for stock options as at December 31, 2004.
LIQUIDITY AND CAPITAL RESOURCES

($ thousands)	2005	2004	2003

Working capital deficit (surplus)(1)	$70,683	$(8,098)	$10,593
Credit facility	105,479	201,305	60,350
US notes	248,409	257,836	226,887
Stock-based compensation liability(2)	4,105	—	—

Net debt(3)	428,676	451,043	297,830

Share capital	198,417	302,932	200,274
Retained earnings	238,404	322,107	295,759

Total	$865,497	$1,076,082	$793,863

(1)	Includes current portion of stock-based compensation liability of $27.2 million in 2005.

(2)	Since August 2005, Paramount has generally declined an optionholder’s request for a cash payment relating to vested Paramount Options, thereby necessitating optionholders to exercise their vested Paramount Options, and to pay the aggregate exercise price of their stock options to Paramount as consideration for the issuance by Paramount of Common Shares. Paramount expects that this will continue. As a result, the stock-based compensation liability associated with Paramount Options amounting to $46.6 million has been excluded from the computation of Net Debt at December 31, 2005.

(3)	Net debt includes the stock-based compensation liability associated with Holdco Options totaling $31.4 million as Paramount has accepted optionholders’ requests for cash payments, and expects that this will continue.
Working Capital
Paramount’s working capital position at December 31, 2005 was a $70.7 million deficit compared to an $8.0 million surplus at December 31, 2004. This decrease is primarily a result of a decrease in the mark-to-market value of oil and natural gas financial forward sales contracts recorded at December 31, 2005 versus at December 31, 2004, and an increase in the current portion of stock-based compensation liability.

At December 31, 2005, the aggregate mark-to-market value of unsettled financial instruments was a $4.6 million loss whereas at December 31, 2004 the aggregate mark-to-market value of unsettled financial instruments was a $19.4 million gain. The amount ultimately paid or received by Paramount on settlement of the financial instruments is dependent upon underlying crude oil and natural gas prices when the contracts are settled. The current portion of stock-based compensation liability at December 31, 2005 was $27.3 million, compared to nil in 2004. The increase in this liability is a result of the Trilogy Spinout and an increase in the value of and distributions on Trilogy trust units.
Paramount’s 2006 planned capital spending for 2006 is between $420 million and $470 million (excluding land). Paramount anticipates that its working capital deficit and planned 2006 capital program will be funded from cash flows from operations, borrowings under its credit facilities, and through other sources of funds which may include incurring additional debt, issuing additional equity, or disposing of non-core assets. In the event of significantly lower cash flow, Paramount would be able to defer certain of its projected capital expenditures without penalty.
Credit Facility
At December 31, 2005, Paramount had a $189 million committed revolving/non-revolving term facility with a syndicate of Canadian banks. The limit on Paramount’s credit facility is based on, among other things, the value of its properties. As a result of a significant proportion of the value of Paramount’s properties being transferred to Trilogy through the Spinout, effective April 1, 2005 the limit on Paramount’s credit facility was reduced to $189 million from $270 million.
Total drawings under the credit facility were $105.5 million at December 31, 2005. Paramount had outstanding letters of credit totaling $23.3 million at December 31, 2005 that reduced the amount of available borrowing by Paramount. The unutilized portion of Paramount’s credit facility was $59.9 million at December 31, 2005. The interest rate on borrowings under the credit facility was approximately 4.9 percent at December 31, 2005.
US Senior Notes
At December 31, 2005, Paramount had US $213.6 million (Cdn $248.4 million) outstanding principal amount of 8 1/2 percent Senior Notes due 2013 (the “Senior Notes”). The Senior Notes are secured by 12,755,845 Trilogy trust units owned by Paramount, having a market value of $303.6 million as of December 31, 2005.6 These Trilogy trust units are reflected in Long-term investments and other assets in Paramount’s Consolidated Balance Sheet, and when combined with the other 2,279,500 Trilogy trust units held by Paramount relating to its obligations under Holdco Options, have a carrying value of $51.7 million at December 31, 2005 on Paramount’s Consolidated Balance Sheet. Paramount’s obligations respecting its previously existing 7 7/8 percent US Senior Notes due 2010 and 8 7/8 percent US Senior Notes due 2014 were extinguished during 2005 as a result of a notes exchange offer and open market re-purchases. In connection with the notes exchange offer, Paramount paid aggregate cash consideration of $45.1 million (US $36.2 million) and has expensed $8.0 million of deferred financing costs associated with the previous notes. This is the primary reason why premium on redemption of US Notes in the Consolidated Statement of Income increased from $12.0 million in 2004 to $53.1 million in 2005.
Share Capital
Under the Trilogy Spinout which became effective April 1, 2005, Paramount’s shareholders received one Class A common share of Paramount and one unit of Trilogy for each common share of Paramount previously held. The transfer of the Spinout Assets to Trilogy under the Spinout did not result in a substantive change in ownership of the Spinout Assets under GAAP. Therefore, the transaction was accounted for using the book value of the net assets transferred and did not give rise to a gain or loss in the Consolidated Financial Statements. As a result of the Spinout, share capital was reduced by $157.1 million and retained earnings was decreased by $20.3 million.

[6]	Based on the closing price of Trilogy trust units on the Toronto Stock Exchange on December 30, 2005.

On July 14, 2005, Paramount completed the private placement of 1.9 million common shares issued on a flow-though basis at $21.25 per share for gross proceeds of $40.4 million.
At March 10, 2006, Paramount had 66,644,275 Class A Common Shares outstanding. At March 10, 2006 there were 4,841,625 New Paramount Options outstanding (484,450 exercisable) and 1,839,875 Holdco Options outstanding (772,250 exercisable).
Stock-Based Compensation Liability
Paramount has an Employee Incentive Stock Option plan as disclosed in Note 11 to the Consolidated Financial Statements.
Under the terms of the Trilogy Spinout, and in order to preserve but not enhance the economic benefit to the optionholders of their Paramount Options, on April 1, 2005 each outstanding Paramount Option was replaced with one New Paramount Option and one Holdco Option. New Paramount Options derive their value from changes in Paramount’s share price and Holdco Options derive their value from changes in Trilogy’s unit price and distributions paid by Trilogy. At December 31, 2005, the stock based compensation liability associated with New Paramount Options was $46.6 million and the stock based compensation liability associated with Holdco Options was $31.4 million.
Holders of New Paramount Options and Holdco Options have the right to exercise their vested options or to surrender the options for a cash payment. Irrespective of the optionholder’s request, for Paramount Options, Paramount may choose to decline an optionholder’s request for a cash payment and therefore require the optionholder to exercise their vested options and acquire Paramount common shares.
For exercises of New Paramount Options, Paramount has generally declined an optionholder’s request for a cash payment since August 15, 2005 and has therefore required optionholders to exercise their vested options and acquire Paramount common shares. Paramount expects that this will continue.
For exercises of Holdco Options, optionholders have generally requested for cash payments from Paramount. Paramount expects that this will continue.

Contractual Obligations
Paramount has the following contractual obligations as at December 31, 2005:

	Recognized
	in financial	Less than	1 – 3	4 – 5	After 5
($ thousands)	statements	1 Year	years	years	years	Total

US Senior Notes (1)	Yes	21,115	42,229	42,229	301,196	406,769
Credit facility (2)	Yes	—	105,479	—	—	105,479
Stock-based compensation liability (3)	Yes - Partially	72,708	35,485	11,869	—	120,062
Asset retirement obligations(4)	Yes - Partially	—	—	—	138,419	138,419
Pipeline transportation
commitments(5)	No	20,137	40,188	19,285	58,221	137,831
Capital spending commitment (6)	No	40,400	400	—	—	40,800
Leases	No	2,565	5,358	4,447	2,706	15,076

Total (7)		156,925	229,139	77,830	500,542	964,436

(1)	The amounts payable within the next five years represent the estimated annual interest payment on the Senior Notes. The amount payable for the Senior Notes after five years also includes interest payable thereon totaling US$45.4 million ($52.8 million).

(2)	No interest payable under this credit facility has been included in the above contractual obligations due to the floating interest rate on the facility.

(3)	The liability for stock-based compensation includes the full intrinsic value of vested and unvested options as at December 31, 2005. Paramount has the alternative to issue shares on Paramount options being exercised by employees instead of paying the intrinsic value of vested Paramount options. The full intrinsic value of Paramount options included above is $81.0 million.

(4)	Asset retirement obligation represents management’s estimate of undiscounted cost of future dismantlement, site restoration and abandonment obligations based on engineering estimates and in accordance with existing legislation and industry practices.

(5)	Certain of the pipeline transportation commitments are secured by outstanding letters of credit totaling $23.3 million as at December 31, 2005.

(6)	The capital spending commitment includes $40 million committed portion of the estimated amount to be spent on Paramount’s oil sands project for 2006.

(7)	In addition to the above, Paramount has minimum volume commitments to gas transportation service providers under agreements expiring in various years the latest of which expires in 2023.
RELATED PARTY TRANSACTIONS
Trilogy Energy Trust
At December 31, 2005, Paramount held 15,035,345 trust units of Trilogy representing 17.7 percent of the issued and outstanding trust units of Trilogy at such time. In addition to the Trilogy trust units held by Paramount, Trilogy and Paramount have certain common members of management and directors.
•	Paramount provided certain operational, administrative, and other services to Trilogy Energy Ltd., a wholly-owned subsidiary of Trilogy, pursuant to a services agreement dated April 1, 2005 (the “Services Agreement”). The Services Agreement had an initial term ending March 31, 2006. It is anticipated that the Services Agreement will be renewed on the same terms and conditions to March 31, 2007 prior to the expiry of its current term of March 31, 2006. Under the Services Agreement, Paramount is reimbursed for all reasonable costs (including expenses of a general and administrative nature) incurred by Paramount in providing the services. The reimbursement of expenses is not intended to provide Paramount with any financial gain or loss. Paramount billed Trilogy an aggregate $4.2 million under the Services Agreement, which has been reflected as a reduction in Paramount’s general and administrative expenses.

•	In connection with the Trilogy Spinout, and in order to market Trilogy’s natural gas production, Paramount and Trilogy Energy LP, entered a Call on Production Agreement which provided Paramount the right to purchase all or any portion of Trilogy Energy LP’s available gas production at a price no less favourable than the price that Paramount Resources received on the resale of the natural gas to a gas marketing limited partnership (see “Gas Marketing Limited Partnership” – below). Trilogy Energy LP is a limited partnership which is indirectly wholly-owned by Trilogy.

•	For the year ended December 31, 2005, Paramount purchased 8,490,542 GJ of natural gas from Trilogy Energy LP for approximately $70.3 million under the Call on Production Agreement for sale to the gas marketing limited partnership (see below). The price that Paramount paid Trilogy Energy LP for the natural gas was the same that Paramount Resources received on the resale of the natural gas to the related party gas marketing limited partnership. As a result, such amounts have been netted for financial statement presentation purposes and no revenues or expenses have been reflected in the Consolidated Financial Statements related to these activities.

•	During the course of the year, payable and receivable amounts arose between Paramount and Trilogy in the normal course of business.

•	At December 31, 2005 Paramount owed Trilogy $6.4 million, which balance includes a Crown royalty deposit claim of $5.5 million which, when refunded to Paramount, will be paid to Trilogy.

•	As a result of the Trilogy Spinout, certain employees and officers of Trilogy hold Paramount Options and Holdco Options. The stock-based compensation expense relating to these options for the period April 1, 2005 to December 31, 2005 amounted to $4.4 million, of which 81 percent ($3.6 million) was charged to general and administration expense and 19 percent ($0.8 million) was recognized in equity in net earnings of Trilogy.

•	Paramount recorded distributions from Trilogy Energy Trust totaling $35.3 million in 2005. Distributions receivable of $12 million relating to distributions declared by Trilogy in December 2005 were accrued at December 31, 2005 and received in January 2006.
Gas Marketing Limited Partnership
In March 2005, Paramount acquired an indirect 30 percent interest (25 percent net of minority interest) in Eagle Energy Marketing Canada Limited Partnership (“EEMC”) for $7.5 million (US$6 million). In connection with this acquisition, Paramount agreed to make available for delivery an average of 150,000 GJ/d of natural gas over a five year term, to be marketed on Paramount’s behalf by EEMC with the expectation that prices received for such gas would be at or above market. EEMC commenced operations that month.
During 2005, Paramount sold 10,380,998 GJ of its natural gas production to EEMC for $83.3 million. The proceeds of such sales have been reflected in petroleum and natural gas sales revenue. In addition, Paramount sold 8,490,542 GJ of natural gas purchased from Trilogy (see above) to EEMC for $70.3 million. These transactions have been recorded at the exchange amounts.
Because of market conditions, including the significant volatility of natural gas prices in the fall and the resulting margin requirements, the partners of EEMC resolved to cease commercial operations in November 2005 and to dissolve the partnership in due course. Paramount recorded a $1.1 million provision for impairment on its investment in EEMC, and expects to recover approximately $5 million on its dissolution. No receivables arising from the sale of natural gas to EEMC are outstanding as at December 31, 2005.
Private Oil and Gas Company
At December 31, 2005, Paramount held 2,708,662 shares of Fox Creek Petroleum Corp. (“Fox Creek”) representing 24.8 percent of the issued and outstanding share capital of the company at such time. One member of Paramount’s management is a member of the board of directors of Fox Creek by virtue of such shareholdings. During the year, Paramount received dividends and a return-of-capital distribution from Fox Creek (the “Distributions”).

The Distributions were paid in the form of common shares of a Toronto Stock Exchange (“TSX”) listed oil and gas company. The value of such shares received by Paramount was $5.7 million, based on the market price of the shares on the date of the Distributions. The Distributions reduced the carrying value of Paramount’s investment in Fox Creek in the Consolidated Financial Statements, and the shares of the TSX listed oil and gas company received from Fox Creek have been included in short-term investments.
Directors and Employees
Certain directors, officers and employees of Paramount purchased an aggregate 922,500 flow through shares issued by Paramount for gross proceeds to Paramount of $21.1 million on July 14, 2005.
Certain directors, officers and employees of Paramount purchased an aggregate 1,016,000 flow through shares issued by Paramount for gross proceeds to Paramount of $30.0 million on October 15, 2004.
RISKS AND UNCERTAINTIES
Companies involved in the exploration for and production of oil and natural gas face a number of risks and uncertainties inherent in the industry. Paramount’s performance is influenced by commodity prices, transportation and marketing constraints and government regulation and taxation.
Natural gas prices are influenced by the North American supply and demand balance as well as transportation capacity constraints. Seasonal changes in demand, which are largely influenced by weather patterns, also affect the price of natural gas.
Stability in natural gas pricing is available through the use of short and long-term contract arrangements. Paramount utilizes a combination of these types of contracts, as well as spot markets, in its natural gas pricing strategy. As the majority of Paramount’s natural gas sales are priced to US markets, the Canada/US exchange rate can strongly affect revenue.
Oil prices are influenced by global supply and demand conditions as well as by worldwide political events. As the price of oil in Canada is based on a US benchmark price, variations in the Canada/US exchange rate further affect the price received by Paramount for its oil.
Paramount’s access to oil and natural gas sales markets is restricted, at times, by pipeline capacity. In addition, it is also affected by the proximity of pipelines and availability of processing equipment. Paramount attempts to control as much of its marketing and transportation activities as possible in order to minimize any negative impact from these external factors.
The oil and gas industry is subject to extensive controls, royalties, regulatory policies and income taxes imposed by the various levels of government. These controls and policies, as well as income tax laws and regulations, are amended from time to time. Paramount has no control over government intervention or taxation levels in the oil and gas industry; however, it operates in a manner intended to ensure that it is in compliance with all regulations and is able to respond to changes as they occur.
Paramount’s operations are subject to the risks normally associated with the oil and gas industry including hazards such as unusual or unexpected geological formations, high reservoir pressures and other conditions involved in drilling and operating wells. Paramount attempts to minimize these risks using prudent safety programs and risk management, including insurance coverage against potential losses.
Paramount recognizes that the industry is faced with an increasing awareness with respect to the environmental impact of oil and gas operations. Paramount has reviewed the environmental risks to which it is exposed and has determined that there is no current material impact on Paramount’s operations; however, the cost of complying with environmental regulations is increasing. Paramount intends to ensure continued compliance with environmental legislation.

2006 OUTLOOK AND SENSITIVITY ANALYSIS
The following table sets forth Paramount’s current estimate of 2006 production and capital expenditures:

Production (Boe/d)
2006 Average	24,000
2006 Exit	28,000

Capital Expenditures ($MM)
2006 Conventional(1)	350 to 400
2006 Oil Sands	70

(1)	Excludes expenditures on land
The $70 million estimate of 2006 capital expenditures for oil sands relate to delineation and development. Paramount owns 100% of 12 sections of in-situ oil sands leases in the Surmont area of Alberta and has 50% interest in a joint venture with North American Oilsands Corporation (“NAOSC”) which holds in-situ oil sands leases in the Leismer, Corner, Thornbury and Hangingstone areas of Alberta. Each of these oil sands development projects is expected to require a capital expenditure by Paramount (in the case of Surmont) and Paramount and NAOSC (in the case of the joint venture) of approximately $180 million to bring on production. Paramount estimates that a larger 30 MBbl/d oil sands development project would require a capital expenditure of approximately $400 million to bring on production.
Paramount’s results are affected by external market factors, such as fluctuations in the price of crude oil and natural gas, foreign exchange rates, and interest rates. The following table provides projected estimates for 2006 of the sensitivity of Paramount’s 2006 funds flow from operations to changes in commodity prices, the Canadian/US dollar exchange rate and interest rates:

Funds Flow
Effect
Sensitivity (1)(2)	($ millions)

$0.25/GJ increase in AECO gas price	6.2
US$1.00 increase in the WTI oil price	0.6
$0.01 increase in the Canadian/US dollar exchange rate	3.0
1 percent decrease in prime rate of interest	1.5

(1)	Includes the impact of financial and physical hedge contracts existing at December 31, 2005.

(2)	Based on forward curve commodity price and forward curve estimates dated December 31, 2005.

The following assumptions were used in the sensitivity (above):

2006 Average Production
Natural gas	120 MMcf/d
Crude oil/liquids	4,000 Bbl/d

2006 Average Prices
Natural gas	$8.50/Mcf
Crude oil (WTI)	US$	64.50/Bbl

2006 Exchange Rate (C$/US$)		$1.15

Cash taxes	None

CRITICAL ACCOUNTING ESTIMATES
The preparation of the Consolidated Financial Statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Paramount bases its estimates on historical experience and various other factors that are believed by management to be reasonable under the circumstances. Actual results could differ from these estimates.
The following is a discussion of the critical accounting estimates inherent in Paramount’s Consolidated Financial Statements:
Successful Efforts Accounting
Paramount follows the successful efforts method of accounting for its petroleum and natural gas operations. Under this method, acquisition costs of oil and gas properties and costs of drilling and equipping development wells are capitalized. Costs of drilling exploratory wells are initially capitalized pending evaluation as to whether proved reserves have been found. If economically recoverable reserves are not found, such costs are charged to earnings as dry hole costs. If economically recoverable reserves are found, such costs are depleted on a unit-of-production basis. The determination of whether economically recoverable quantities of reserves are found is dependent upon, among other things, the results of planned additional wells and the cost of required capital expenditures to produce the reserves found.
The application of the successful efforts method of accounting requires the use of judgment to determine, among other things, the designation of wells as development or exploratory, and whether exploratory wells have discovered economically recoverable quantities of proved reserves. The results of a drilling operation can take considerable time to analyze, and the determination that proved reserves have been discovered requires both judgment and application of industry experience. The evaluation of petroleum and natural gas leasehold acquisition costs requires management’s judgment to evaluate the fair value of exploratory costs related to drilling activity in a given area. Ultimately, these determinations affect the timing of deduction of accumulated costs and whether such costs are capitalized and amortized on a unit-of-production basis or are charged to earnings as dry hole costs.
Reserve Estimates
Estimates of Paramount’s reserves are prepared in accordance with the Canadian standards set out in the Canadian Oil and Gas Evaluation Handbook and National Instrument 51-101. Reserve engineering is a subjective process of estimating underground accumulations of petroleum and natural gas that cannot be measured in an exact manner.

The process relies on interpretations of available geological, geophysical, engineering and production data. The accuracy of a reserves estimate is a function of the quality and quantity of available data, the interpretation of that data, the accuracy of various mandated economic assumptions and the judgment of the persons preparing the estimate.
In 2005, 100 percent of Paramount’s reserves were evaluated by qualified independent reserves evaluators. Estimates prepared by others may be different than these estimates. Because these estimates depend on many assumptions, all of which may differ from actual results, reserves estimates may be different from the quantities of petroleum and natural gas that are ultimately recovered. In addition, the results of drilling, testing and production after the date of an estimate may justify revisions to the estimate.
The present value of future net revenues should not be assumed to be the current market value of Paramount’s estimated reserves. Actual future prices, costs and reserves may be materially higher or lower than the prices, costs and reserves used for the future net revenue calculations.
The estimates of reserves impact (i) Paramount’s assessment of whether or not an exploratory well has found economically producible reserves, (ii) Paramount’s unit-of-production depletion rates; and (iii) Paramount’s assessment of impairment of oil and gas properties. If reserves estimates decline, the rate at which Paramount records depletion expense increases, reducing net earnings. In addition, changes in reserves estimates may impact the outcome of Paramount’s assessment of its petroleum and natural gas properties for impairment.
Impairment of Petroleum and Natural Gas Properties
Paramount reviews its proved properties for impairment annually, or as economic events dictate, on a field basis. For each field, an impairment provision is recorded whenever events or circumstances indicate that the carrying value of those properties may not be recoverable. The impairment provision is based on the excess of carrying value over fair value. Fair value is defined as the present value of the estimated future net revenues from production of total proved and probable petroleum and natural gas reserves, as estimated by Paramount’s independent reserves evaluators on the balance sheet date. Reserve estimates, as well as estimates for petroleum and natural gas prices, royalties and production costs, may change and there can be no assurance that impairment provisions will not be required in the future.
Unproved leasehold costs and exploratory drilling in progress are capitalized and reviewed periodically for impairment. Costs related to impaired prospects or unsuccessful exploratory drilling are charged to earnings. Acquisition costs for leases that are not individually significant are charged to earnings as the related leases expire. Further impairment expense could result if petroleum and natural gas prices decline in the future or if negative reserves revisions are recorded, as it may be no longer economic to develop certain unproved properties. Management’s assessment of, among other things, the results of exploration activities, commodity price outlooks and planned future development and sales impacts the amount and timing of impairment provisions.
Asset Retirement Obligations
Upon retirement of its oil and gas assets, Paramount anticipates incurring substantial costs associated with abandonment and reclamation activities. Estimates of the associated costs are subject to uncertainty associated with the method, timing, and extent of future retirement activities. Accordingly, the annual expense associated with future abandonment and reclamation activities is impacted by changes in the estimates of the expected costs and reserves. The total undiscounted abandonment liability is currently estimated at $138.4 million, which is based on management’s weighted estimate of costs and in accordance with existing legislation and industry practice.

Purchase Price Allocations
The costs of corporate and asset acquisitions are allocated to the acquired assets and liabilities based on their fair value at the time of acquisition. The determination of fair value requires management to make assumptions and estimates regarding future events. The allocation process is inherently subjective and impacts the amount assigned to individually identifiable assets and liabilities. As a result, the purchase price allocation impacts Paramount’s reported assets and liabilities and future net earnings due to the impact on future depletion and depreciation expense and impairment tests.
Income Taxes and Royalty Matters
The operations of Paramount are complex, and related tax and royalty legislation and regulations, and government interpretation and administration thereof, in the various jurisdictions in which Paramount operates are continually changing. As a result, there are usually some tax and royalty matters under review by relevant government authorities.
All tax filings are subject to subsequent government audit and potential reassessments. Accordingly, the finally determined income tax liability may differ materially from amounts estimated and recorded.
Crown royalties for Paramount’s production from frontier lands in the Northwest Territories have been provided for in the Consolidated Financial Statements based on the Company’s interpretation of the relevant legislation and regulations. At present, Paramount has not received assessments for a significant portion of its past Northwest Territories royalty filings with the Government of Canada. In addition, the Government of Canada is continuing its stakeholder and industry consultations concerning the application of and amendments to the regulations governing the computation of Crown royalties in the Northwest Territories. Although Paramount believes that its interpretation of the relevant legislation and regulations has merit, Paramount is unable to predict the ultimate outcome of future audits and/or assessments by the Government of Canada of Paramount’s Northwest Territories Crown royalty filings. Additional amounts could become payable and the impact on net earnings may be material.
RECENT ACCOUNTING PRONOUNCEMENTS
Suspended Well Costs
Paramount follows the successful efforts method of accounting for its petroleum and natural gas operations, applying Statement of Financial Accounting Standards No. 19 (“FAS 19”) of the Financial Accounting Standards Board. On July 1, 2005, Paramount adopted FASB Staff Position FAS 19-1 (“FSP FAS 19-1”) “Accounting for Suspended Well Costs” issued by the FASB. FSP FAS 19-1 was applied prospectively to existing and newly capitalized exploratory well costs.
Prior to the introduction of FSP FAS 19-1, FAS 19 required that capitalized exploratory well costs, other than those in an area requiring a major capital expenditure before production could begin, be expensed if related reserves could not be classified as proved within one year. Under the provisions of FSP FAS 19-1, the one-year evaluation period is removed and other criteria added such that exploratory well costs can continue to be capitalized after the completion of drilling, potentially beyond one year, when (a) the well has found a sufficient quantity of reserves to justify completion as a producing well and (b) the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. If either condition is not met, or if an enterprise obtains information that raises substantial doubt about the economic or operational viability of the project, the exploratory well would be assumed to be impaired, and its costs, net of any salvage value, would be charged to expense. The FSP provides a number of indicators that can assist an entity to demonstrate sufficient progress is being made in assessing the reserves and economic viability of the project.

The adoption of FSP FAS 19-1 did not result in a significant change to the Consolidated Financial Statements other than the requirement to disclose certain information on suspended well costs as set out in the notes to the consolidated financial statements.
Variable Interest Entities
On January 1, 2005, Paramount adopted Accounting Guideline 15 (“AcG-15”) “Consolidation of Variable Interest Entities.” AcG-15 defines a variable interest entity (“VIE”) as a legal entity in which either the total equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties or the equity owners lack a controlling financial interest. The guideline requires the enterprise which absorbs the majority of a VIE’s expected gains or losses, the primary beneficiary, to consolidate the VIE.
There was no effect on Paramount’s Consolidated Financial Statements as a result of the adoption of AcG-15.
Non-Monetary Transactions
In the quarter ending March 31, 2006, Paramount will adopt Section 3831 “Non-Monetary Transactions” issued by the Canadian Institute of Chartered Accountants (“CICA”) in June 2005. Under the new standard, a commercial substance test replaces the culmination of earnings test as the criteria for fair value measurement. In addition, fair value measurement is clarified. Paramount does not expect application of this new standard to have a material impact on its consolidated financial statements.
Financial Instruments, Other Comprehensive Income and Equity
In the year ending December 31, 2007, Paramount will be required to adopt Section 1530 “Comprehensive Income”, Section 3251 “Equity”, Section 3855 “Financial Instruments – Recognition and Measurement” and Section 3865 “Hedges” issued by the CICA in January 2005.
New Section 3855 sets out comprehensive requirements for recognition and measurement of financial instruments. Under this standard, an entity would recognize a financial asset or liability only when the entity becomes a party to the contractual provisions of the financial instrument. Financial assets and financial liabilities would, with certain exceptions, be initially measured at fair value. After initial recognition, the measurement of financial assets would vary depending on the category of the asset: financial assets held for trading (at fair value with the unrealized gains and losses on assets recorded in income), held-to-maturity investments (at amortized cost), loans and receivables (at amortized cost), and available-for-sale financial assets (at fair value with the unrealized gains and losses on assets recorded in comprehensive income). Financial liabilities held for trading would be subsequently measured at fair value while all other financial liabilities would be subsequently measured at amortized cost using the effective interest method.
In conjunction with the new standard on financial instruments as discussed above, CICA Handbook Section 1530 (Comprehensive Income) has also been issued. A statement of comprehensive income would be included in a full set of financial statements for both interim and annual periods under this new standard. Comprehensive income is defined as the change in equity (net assets) of an enterprise during a period from transactions and other events and circumstances from non-owner sources. The new statement would present net income and each component to be recognized in other comprehensive income. Likewise, the CICA has issued Handbook Section 3251 (Equity) which requires the separate presentation of: the components of equity (retained earnings, accumulated other comprehensive income, the total of retained earnings and accumulated other comprehensive income, contributed surplus, share capital and reserves); and the changes in equity arising from each of these components of equity.
These new standards will be effective for Paramount for its 2007 fiscal year.

INTERNAL CONTROLS OVER FINANCIAL REPORTING
Management has assessed the effectiveness of Paramount’s financial reporting disclosure controls and procedures as at December 31, 2005, and has concluded that such financial reporting disclosure controls and procedures were effective as at that date.
ADVISORIES
Information included in this Management’s Discussion and Analysis is presented in Canadian dollars unless otherwise stated.
Forward-Looking Statements and Estimates
Certain statements included or incorporated by reference in this document constitute forward-looking statements under applicable securities legislation. Forward-looking statements or information typically contain statements with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “estimate”, “propose”, “forecast”, “opportunities” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this document include but are not limited to estimates of future capital expenditures, business strategy and objectives, reserve quantities and the discounted present value of future net cash flows from such reserves, net revenue, estimated future production levels, exploration and development plans and the timing thereof, operating and other costs, royalty rates, expectations of the timing and quantum of future cash income taxes, expectations as to how Paramount’s working capital deficit and planned 2006 capital program will be funded and sensitivities to Paramount’s funds flow from changes in commodity prices, future exchange rates and rates of interest.
Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this MD&A, assumptions have been made regarding, among other things:
•	the ability of Paramount to obtain equipment, services and supplies in a timely manner to carry out its activities;

•	the ability of Paramount to market oil and natural gas successfully to current and new customers;

•	the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;

•	the timely receipt of required regulatory approvals;

•	the ability of Paramount to obtain financing on acceptable terms;

•	currency, exchange and interest rates;

•	future oil and gas prices; and

•	that no cash taxes will paid by Paramount in 2006.
Although Paramount believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Paramount can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Paramount and described in the forward-looking statements or information. These risks and uncertainties include but are not limited to:
•	the ability of management to execute its business plan;

•	the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;

•	risks and uncertainties involving geology of oil and gas deposits;

•	risks inherent in Paramount’s marketing operations, including credit risk;

•	the uncertainty of reserves estimates and reserves life;

•	the uncertainty of estimates and projections relating to production, costs and expenses;

•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

•	Paramount’s ability to enter into or renew leases;

•	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

•	health, safety and environmental risks;

•	uncertainties as to the availability and cost of financing;

•	the ability of Paramount to add production and reserves through development and exploration activities;

•	general economic and business conditions;

•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;

•	uncertainty in amounts and timing of royalty payments;

•	risks associated with existing and potential future lawsuits and regulatory actions against Paramount; and

•	other risks and uncertainties described elsewhere in this document or in Paramount’s other filings with Canadian securities authorities.
The forward-looking statements or information contained in this document are made as of the date hereof and Paramount undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.
Non-GAAP Measures
In this document, Paramount uses the term “funds flow from operations”, “funds flow from operations per share — basic”, “funds flow from operations per share — diluted”, “operating netback”, “funds flow netback per Boe” and “net debt”, collectively the “Non-GAAP measures”, as indicators of Paramount’s financial performance. The Non-GAAP measures do not have standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures presented by other issuers.
“Funds flow from operations” refers to the cash flows from operating activities before net changes in operating working capital. “Funds flow from operations” includes distributions received from investees. The most directly comparable measure to “funds flow from operations” calculated in accordance with GAAP is cash flows from operating activities. “Funds flow from operations” can be reconciled to cash flows from operating activities by adding (deducting) the net change in operating working capital as shown in the consolidated statements of cash flows. “Funds flow netback per Boe” is calculated by dividing “funds flow from operations” by the total sales volume in Boe. “Operating netback” equals petroleum and natural gas sales less royalties, operating costs and transportation. “Net debt” is calculated as current liabilities minus current assets plus long-term debt and stock-based compensation liability associated with Holdco Options. Management of Paramount believes that the Non-GAAP measures provide useful information to investors as indicative measures of performance.
Investors are cautioned that the Non-GAAP Measures should not be considered in isolation or construed as alternatives to their most directly comparable measure calculated in accordance with GAAP, as set forth above, or other measures of financial performance calculated in accordance with GAAP.
Barrels of Oil Equivalent Conversions
This document contains disclosure expressed as “Boe”, “MBoe”, “Boe/d”, “MMcfe”, “MMcfe/d” and “Bcfe”. All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

MANAGEMENT’S REPORT
The accompanying Consolidated Financial Statements of Paramount Resources Ltd. are the responsibility of Management and have been approved by the Board of Directors. The Consolidated Financial Statements have been prepared by Management in Canadian dollars in accordance with Canadian Generally Accepted Accounting Principles and include certain estimates that reflect Management’s best judgments. When alternative accounting methods exist, Management has chosen those it considers most appropriate in the circumstances. Financial information contained throughout the annual report is consistent with these financial statements.
Management has overall responsibility for internal controls and has developed and maintains a system of internal controls that provides reasonable assurance that all transactions are accurately recorded, that the financial statements realistically report the Company’s operating and financial results and that the Company’s assets are safeguarded.
The Board of Directors is responsible for ensuring that Management fulfills its responsibilities for financial reporting and internal control. The Board of Directors exercises this responsibility through the Audit Committee. The Audit Committee meets regularly with Management and the independent auditors to ensure that Management’s responsibilities are properly discharged and to review the Consolidated Financial Statements. The Audit Committee reports its findings to the Board of Directors for consideration when approving the Consolidated Financial Statements for issuance to the shareholders. The Audit Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or re-appointment of the external auditors. The Audit Committee of the Board of Directors is comprised of non-management directors.
Ernst & Young LLP, an independent firm of chartered accountants, was appointed by a vote of shareholders at the Company’s last annual meeting to audit the Consolidated Financial Statements and provide an independent opinion. Ernst & Young LLP have full and free access to the Audit Committee and Management.

(signed)	(signed)
Clayton H. Riddell	Bernard K. Lee
Chief Executive Officer	Chief Financial Officer	March 12, 2006

REPORT OF INDEPENDENT AUDITORS
To the Shareholders of Paramount Resources Ltd.
We have audited the consolidated balance sheets of Paramount Resources Ltd. as at December 31, 2005 and 2004 and the consolidated statements of earnings (loss) and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the fairness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As discussed in Note 2, in 2005, the Company changed its method of accounting for variable interest entities and suspended well costs.
In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in conformity with Canadian generally accepted accounting principles.

/s/ Ernst & Young LLP
Chartered Accountants	Calgary, Canada	March 10, 2006

Paramount Resources Ltd.
Consolidated Financial Statements
As at December 31, 2005 and 2004
and for the years then ended

Paramount Resources Ltd.
Consolidated Balance Sheets
(thousands of dollars)

	December 31	December 31
As at	2005	2004

ASSETS (Note 9)
Current Assets
Short-term investments (Market value: 2005 — $16,176; 2004 — $27,149)	$14,048	$24,983
Accounts receivable	92,772	107,843
Distributions receivable from Trilogy Energy Trust ( Note 15)	12,028	—
Financial instruments (Note 13)	2,443	21,564
Prepaid expenses and other	3,869	3,260

	125,160	157,650

Property, Plant and Equipment (Note 6)
Property, plant and equipment, at cost	1,314,651	1,933,104
Accumulated depletion and depreciation	(400,072)	(587,298)

	914,579	1,345,806

Goodwill	12,221	31,621
Long-term investments and other assets (Notes 8 and 9)	56,467	7,709
Future income taxes ( Note 12)	2,923	—

	$1,111,350	$1,542,786

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$155,076	$147,364
Due to Trilogy Energy Trust (Note 15)	6,439	—
Financial instruments (Note 13)	7,056	2,188
Current portion of stock-based compensation liability (Note 11)	27,272	—

	195,843	149,552

Long-term debt (Note 9)	353,888	459,141
Asset retirement obligations (Note 7)	66,203	101,486
Deferred credit	6,528	—
Stock-based compensation liability (Note 11)	50,729	41,044
Non-controlling interest	1,338	144
Future income taxes (Note 12)	—	166,380

	478,686	768,195

Commitments and Contingencies (Notes 9, 13 and 16)

Shareholders’ Equity
Share capital (Note 10) Issued and outstanding 66,221,675 common shares (2004 — 63,185,600 common shares)	198,417	302,932
Retained earnings	238,404	322,107

	436,821	625,039

	$1,111,350	$1,542,786

See accompanying notes to Consolidated Financial Statements.
On behalf of the Board

(signed) J.H.T. Riddell	(signed) J.C. Gorman
Director	Director

Paramount Resources Ltd.
Consolidated Statements of Earnings (Loss) and Retained Earnings
(thousands of dollars except per share amounts)

	Years Ended December 31
	2005	2004

Revenue
Petroleum and natural gas sales (Note 15)	$482,670	$592,546
Realized loss on financial instruments (Note 13)	(12,053)	(683)
Unrealized gain (loss) on financial instruments (Note 13)	(23,989)	19,376
Royalties (net of Alberta Royalty Tax Credit)	(91,227)	(105,046)
Income on investments and other (Note 8)	5,869	(34)

	361,270	506,159

Expenses
Operating	75,858	95,767
Transportation (Note 15)	24,552	41,930
Interest	27,361	25,399
General and administrative (Notes 11 and 15)	86,147	66,442
Bad debt recovery	—	(5,523)
Lease rentals	3,139	3,546
Geological and geophysical	12,548	8,728
Dry hole costs	44,895	24,676
Gain on sale of property, plant and equipment	(8,412)	(16,255)
Accretion of asset retirement obligations	5,056	6,920
Depletion and depreciation	179,413	191,578
Write-down of petroleum and natural gas properties	14,867	—
Provision for impairment of investment (Notes 8 and 15)	1,130	—
Unrealized foreign exchange loss (gain) on US Notes	5,861	(24,188)
Realized foreign exchange gain on US Notes	(14,333)	(7,161)
Premium on redemption of US Notes (Note 9)	53,114	11,950

	511,196	423,809

Income from equity investments
Equity income (Note 8)	23,201	—
Dilution gain (Note 8)	21,880	—
Non-controlling interest	49	—

Earnings (loss) before income taxes	(104,796)	82,350

Income and other taxes (Note 12)
Large corporations tax and other	9,763	6,795
Future income tax (recovery) expense	(50,627)	40,660

	(40,864)	47,455

Net earnings (loss) from continuing operations	(63,932)	34,895
Net earnings from discontinued operations (Note 5)	—	6,279

Net earnings (loss)	(63,932)	41,174

Retained earnings, beginning of year	322,107	295,013
Adjustment due to Trilogy Spinout (Note 3)	(20,281)	—
Share in Trilogy’s other capital transactions	510	—
Purchase and cancellation of share capital (Note 10)	—	(14,080)

Retained earnings, end of year	$238,404	$322,107

Net earnings (loss) from continuing operations per common share
- basic	$(0.99)	$0.58
- diluted	$(0.99)	$0.57

Net earnings from discontinued operations per common share
- basic	$—	$0.11
- diluted	$—	$0.10

Net earnings (loss) per common share
- basic	$(0.99)	$0.69
- diluted	$(0.99)	$0.67

Weighted average common shares outstanding (thousands)
- basic	64,899	59,755
- diluted	64,899	61,026

See accompanying notes to Consolidated Financial Statements.

Paramount Resources Ltd.
Consolidated Statements of Cash Flows
(thousands of dollars)

	Years Ended December 31
	2005	2004

Operating activities
Net earnings (loss) from continuing operations	$(63,932)	$34,895
Add (deduct) non-cash and other items:
Depletion and depreciation	179,413	191,578
Write-down of petroleum and natural gas properties	14,867	—
Provision for impairment of investment	1,130	—
Gain on sale of property, plant and equipment	(8,412)	(16,255)
Accretion of asset retirement obligations	5,056	6,920
Future income tax (recovery) expense	(50,627)	40,660
Amortization of other assets	636	1,277
Non-cash general and administrative expense	55,319	41,195
Unrealized loss (gain) on financial instruments	23,989	(19,376)
Unrealized foreign exchange loss (gain) on US Notes	5,861	(24,188)
Realized foreign exchange gain on US Notes	(14,333)	(7,161)
Premium on redemption of US Notes	53,114	11,950
Asset retirement obligations paid	(990)	(1,214)
Equity income (Note 8)	(23,201)	—
Gain on dilution of equity investment (Note 8)	(21,880)	—
Non-controlling interest	(49)	—
Distributions from equity investments	39,113	—
Dry hole costs	44,895	24,676
Geological and geophysical	12,548	8,728

Funds flow from continuing operations	252,517	293,685
Funds flow from discontinued operations	—	667

Funds flow from operations	252,517	294,352

Decrease (increase) in deferred credit	6,528	(3,959)
Net change in operating working capital (Note 14)	43,566	(27,320)

	302,611	263,073

Financing activities
Bank loans — draws	489,630	431,951
Bank loans — repayments	(583,439)	(298,173)
Proceeds from US debt offering, net of issuance costs	(4,782)	162,917
Redemption of US debt	(1,088)	(105,686)
Premium on redemption of US Notes (Note 9)	(45,077)	(8,864)
Realized foreign exchange gain on US Notes	—	7,161
Capital stock — issued, net of issuance costs	50,438	115,043
Capital stock — purchased and cancelled	—	(19,401)
Cost of reorganization	(4,004)	—
Receipt of funds from Trilogy Spinout (Note 3)	220,000	—
Discontinued operations	—	(11,301)

	121,678	273,647

Cash flows provided by operating and financing activities	424,289	536,720

Investing activities
Property, plant and equipment expenditures	(409,809)	(315,698)
Petroleum and natural gas property acquisitions	(24,171)	(322,598)
Proceeds on sale of property, plant and equipment	10,643	61,939
Equity investments	(6,857)	—
Return of capital received (Note 8)	1,931	—
Net change in investing working capital (Note 14)	3,974	27,349
Discontinued operations	—	12,288

Cash flows used in investing activities	(424,289)	(536,720)

Increase (decrease) in cash	—	—
Cash, beginning of year	—	—

Cash, end of year	$—	$—

See accompanying notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts expressed in thousands of dollars)
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Paramount Resources Ltd. (“Paramount” or the “Company”) is an independent Canadian energy company that explores for, develops, processes, transports and markets petroleum and natural gas. Paramount’s principal properties are located in Alberta, the Northwest Territories and British Columbia. These Consolidated Financial Statements are stated in Canadian dollars and have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”), which differ in some respects from GAAP in the United States. These differences are described in Note 19 — Reconciliation of Financial Statements to United States Generally Accepted Accounting Principles.
(a) Principles of Consolidation
These Consolidated Financial Statements include the accounts of Paramount Resources Ltd. and its subsidiaries.
Investments in jointly controlled companies, jointly controlled partnerships and unincorporated joint ventures are accounted for using the proportionate consolidation method, whereby Paramount’s proportionate share of revenues, expenses, assets and liabilities are included in the accounts.
Investments in companies and partnerships in which Paramount does not have direct or joint control over the strategic operating, investing and financing decisions, but over which it has significant influence, are accounted for using the equity method.
(b) Measurement Uncertainty
The timely preparation of these Consolidated Financial Statements in conformity with Canadian GAAP requires that management make estimates and assumptions and use judgment that affect: (i) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements; and (ii) the reported amounts of revenues and expenses during the reported period. Such estimates primarily relate to unsettled transactions and events as of the date of the Consolidated Financial Statements. Actual results could differ from these estimates.
The amounts recorded for depletion and depreciation, impairment of petroleum and natural gas properties and equipment, and for asset retirement obligations are based on estimates of reserves, future costs, petroleum and natural gas prices and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact of changes in these estimates and assumptions on the consolidated financial statements of future periods could be material.
Crown royalties for Paramount’s production from frontier lands in the Northwest Territories have been provided for in the Consolidated Financial Statements based on the Company’s interpretation of the relevant legislation and regulations. At present, Paramount has not received assessments for a significant portion of its past Northwest Territories royalty filings with the Government of Canada. In addition, the Government of Canada is continuing its stakeholder and industry consultations concerning the application of and amendments to the regulations governing the computation of Crown royalties in the Northwest Territories. Although Paramount believes that its interpretation of the relevant legislation and regulations has merit, Paramount is unable to predict the ultimate outcome of future audits and/or assessments by the Government of Canada of Paramount’s Northwest Territories crown royalty filings. Additional amounts could become payable and the impact on net earnings may be material.

(c) Revenue Recognition
Revenues associated with the sale of natural gas, crude oil, and natural gas liquids (“NGL’s”) are recognized when title passes from Paramount to third parties.
(d) Short-Term Investments
Short-term investments are carried at the lower of cost and market value. Included in short-term investments are investments in common shares and trust units and short-term debentures bearing interest at a rate of eight percent per annum.
(e) Property, Plant and Equipment
Cost
Property, plant and equipment is recorded at cost.
Paramount follows the successful efforts method of accounting for its petroleum and natural gas operations. Under this method, acquisition costs of oil and gas properties and costs of drilling and equipping development wells are capitalized. Costs of drilling exploratory wells are initially capitalized. If economically recoverable reserves are not found, such costs are charged to earnings as dry hole costs. Exploration wells in areas requiring major capital investments before production can begin are capitalized as long as drilling efforts are under way or firmly planned. If an exploratory well or an exploratory-type stratigraphic well is determined to have found oil and gas reserves, but those reserves cannot be classified as proved when drilling is completed, the capitalized drilling costs continue to be capitalized if the well has found sufficient quantity of reserves to justify its completion as a producing well and Paramount is making sufficient progress assessing the reserves and the economic and operating viability of the project. If either of these criteria are not met, or if Paramount obtains information that raises substantial doubt about the economic or operational viability of the project, the exploratory well or exploratory-type stratigraphic well is assumed to be impaired and its costs, net of any salvage value, are charged to expense. Paramount does not continue to capitalize exploratory well costs on the chance that current market conditions will change or technology will be developed to make the development of the project economically and operationally viable.
Exploration wells are assessed annually, or more frequently as evaluation conditions dictate, for determination of reserves, and as such, success. All other exploration costs, including geological and geophysical costs and annual lease rentals are charged to earnings when incurred.
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
Costs associated with significant development projects are not depleted until commercial production commences. Depreciation of gas plants, gathering systems and production equipment is provided on a straight-line basis over their estimated useful life varying from 12 to 40 years. Depreciation of other equipment is provided on a declining balance method at rates varying from 20 to 50 percent.

Impairment
Producing areas and significant unproved properties are assessed annually or as economic events dictate for potential impairment. Any impairment loss is the difference between the fair value of the asset and its carrying value.
(f) Asset Retirement Obligations
Paramount recognizes the fair value of an asset retirement obligation in the period in which it is incurred or when a reasonable estimate of the fair value can be made. The fair value of the retirement obligations are capitalized as part of the cost of the related long-lived asset and depreciated on the same basis as the underlying asset. The accumulated asset retirement obligation is adjusted for the passage of time, which is recognized as accretion expense in the consolidated statement of earnings, and for revisions in either the timing or the amount of the original estimated cash flows associated with the liability. Actual costs incurred upon settlement of the asset retirement obligation reduce the asset retirement obligation to the extent of the liability recorded. Differences between the actual costs incurred upon settlement of the asset retirement obligation and the liability recorded are recognized in Paramount’s earnings in the period in which the settlement occurs.
(g) Deferred Financing Charges
Deferred financing charges are included in long-term investments and other assets and are amortized using the straight-line method over the term of the related debt.
(h) Goodwill
Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is not amortized and is assessed by Paramount for impairment at least annually. Impairment is assessed based on a comparison of the fair value of Paramount’s properties compared to the carrying value of the properties, including goodwill. Any excess of the carrying value of the properties, including goodwill, over its fair value is the impairment amount, and is charged to earnings in the period identified.
(i) Foreign Currency Translation
Paramount’s foreign operations are considered integrated and therefore, the accounts related to such operations are translated into Canadian dollars using the temporal method.
Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated using historical rates of exchange. Results of foreign operations are translated to Canadian dollars at the monthly average exchange rates for revenues and expenses, except for depreciation and depletion which are translated at the rate of exchange applicable to the related assets. Resulting translation gains and losses are included in net earnings.
(j) Financial Instruments
Paramount periodically utilizes derivative financial instrument contracts such as forwards, futures, swaps and options to manage its exposure to fluctuations in petroleum and natural gas prices, the Canadian/US dollar exchange rate and interest rates.
Financial instruments that do not qualify as hedges under Accounting Guideline 13, or are not designated as hedges, are recorded at fair value on Paramount’s consolidated balance sheet, with subsequent changes in fair value recognized in net earnings. Realized gains or losses from financial instruments related to commodity prices are recognized in net earnings as the related sales occur. The estimated fair value of financial instruments is based on quoted market prices or, in their absence, third party market indicators and forecasts.

(k) Income Taxes
Paramount follows the liability method of accounting for income taxes. Under this method, future income taxes are recognized for the effect of any difference between the carrying amount of an asset or liability reported in the financial statements and its respective tax basis, using substantively enacted income tax rates. Accumulated future income tax balances are adjusted to reflect changes in substantively enacted income tax rates, with adjustments being recognized in net earnings in the period in which the change occurs.
(l) Flow-Through Shares
Paramount has financed a portion of its exploration activities through the issue of flow-through shares. As permitted under the Income Tax Act (Canada), the tax attributes of eligible expenditures incurred with the proceeds of a flow-through share issuance are renounced to subscribers.
On the effective date of renouncement, a future income tax liability is recognized, and shareholder’s equity is reduced, for the tax effect of expenditures renounced to subscribers.
(m) Stock-Based Compensation
Paramount has granted stock options to employees and directors, the details of which are described in Note 11 — Stock-based Compensation.
Paramount uses the intrinsic value method to recognize compensation expense associated with the Paramount Options, New Paramount Options and Holdco Options (all as defined in Note 11). Applying the intrinsic value method to account for stock-based compensation, a liability is accrued over the vesting period of the options, based on the difference between the exercise price of the options and the market price or fair value of the underlying securities. The liability is revalued at the end of each reporting period to reflect changes in the market price or fair value of the underlying securities and the net change is recognized in earnings as general and administrative expense. When options are surrendered for cash, the cash settlement paid reduces the outstanding liability to the extent the liability was accrued. The difference between the cash settlement and the accrued liability is recognized in earnings as general and administrative expense. When options are exercised for common shares, consideration paid by the option holder and the previously recognized liability associated with the options are recorded as an increase to share capital.
(n) Per Common Share Amounts
Paramount uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. This method assumes that proceeds received from the exercise of in-the-money stock options and other dilutive instruments are used to purchase common shares at the average market price during the period.
2. CHANGES IN ACCOUNTING POLICIES
(a) Variable Interest Entities
On January 1, 2005, Paramount adopted Accounting Guideline 15 (“AcG-15”) “Consolidation of Variable Interest Entities.” AcG-15 defines a variable interest entity (“VIE”) as a legal entity in which either the total equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties or the equity owners lack a controlling financial interest. The guideline requires the enterprise which absorbs the majority of a VIE’s expected gains or losses, the primary beneficiary, to consolidate the VIE.
There was no effect on Paramount’s Consolidated Financial Statements as a result of the adoption of AcG-15.

(b) Accounting for Suspended Well Costs
On July 1, 2005, Paramount adopted the guidance set out by FASB Staff Position FAS19-1 “Accounting for Suspended Well Costs” (“FSP FAS 19-1”) with respect to suspended exploratory wells. FSP FAS 19-1 replaced certain provisions of FASB Statement No. 19 setting out certain criteria in continuing to capitalize drilling costs of suspended exploratory wells and exploratory-type stratigraphic wells and requiring management to apply more judgment in evaluating whether costs meet criteria for continued capitalization. No significant costs were written off as a result of the adoption of FSP FAS 19-1. Additional information on suspended wells required to be disclosed by FSP FAS 19-1 is set out in Note 6 — Property Plant and Equipment.
3. TRILOGY SPINOUT
On April 1, 2005, Paramount completed a reorganization pursuant to a plan of arrangement under the Business Corporations Act (Alberta), resulting in the creation of Trilogy Energy Trust (“Trilogy”) as a new publicly-traded energy trust (the “Trilogy Spinout”).
Through the Trilogy Spinout:
•	Certain properties owned by Paramount that were located in the Kaybob and Marten Creek areas of Alberta and three natural gas plants operated by Paramount became property of Trilogy (the “Spinout Assets”);

•	Paramount received an aggregate $220 million in cash (including $30 million as settlement of working capital accounts) and 79.1 million units of Trilogy (64.1 million being ultimately received by Paramount shareholders) as consideration for the Spinout Assets and related working capital adjustments; and

•	Paramount’s shareholders received one Class A common share of Paramount and one unit of Trilogy for each common share of Paramount previously held, resulting in Paramount’s shareholders owning 64.1 million (81 percent) of the 79.1 million issued and outstanding units of Trilogy, and Paramount holding the remaining 15.0 million (19 percent) of such Trilogy units.
Upon completion of the Trilogy Spinout, shareholders of Paramount owned all of the issued and outstanding Class A common shares of Paramount.
In addition to certain assets previously owned by Paramount, the Spinout Assets included substantially all of the Kaybob properties that Paramount acquired in June 2004 as part of the $185.1 million acquisition and all of the Marten Creek properties that Paramount acquired as part of the August 2004 acquisition for $86.9 million (see Note 4).
During the fourth quarter of 2005, Paramount finalized the entries related to the Trilogy Spinout, the results of which are summarized below.
Paramount’s transfer of the Spinout Assets to Trilogy under the Trilogy Spinout did not result in a substantive change in ownership of the Spinout Assets under GAAP. Therefore, the transaction was accounted for using the carrying value of the net assets transferred and did not give rise to a gain or loss in the Consolidated Financial Statements of Paramount. The net change to retained earnings was a $20.3 million decrease. The carrying value in Paramount’s Consolidated Financial Statements of the assets net of related liabilities transferred to Trilogy on April 1, 2005 were as follows:

Property, plant and equipment, net	$637,196
Goodwill	19,400
Asset retirement obligations	(65,076)
Net working capital accounts	(50,884)
Future income tax liabilities	(142,111)

$398,525

The following table provides a summary of the impact of the Trilogy Spinout on share capital, retained earnings, and the residual value of Paramount’s 19 percent interest in Trilogy immediately after the Trilogy Spinout becoming effective:

			Investment
			in Trilogy
	Share	Retained	Energy
	Capital	Earnings	Trust[1]	Total

Balance as at March 31, 2005	$314,272	$276,549	$—	$590,821

Common share exchange (Note 10)	(157,136)	157,136	—	—
Carrying value of assets and related liabilities transferred to Trilogy	—	(322,805)	(75,720)	(398,525	)(2)
Cash received per the plan of arrangement	—	153,900	36,100	190,000	(2)
Tax expense arising on reorganization	—	(3,752)	—	(3,752)
Paramount’s reorganization costs related to Trilogy Spinout	—	(4,004)	—	(4,004)
Paramount’s equity share of Trilogy formation costs (Note 8)	—	(756)	—	(756)

Net adjustments	(157,136)	(20,281)	(39,620)	(217,037)

Balance as at April 1, 2005	$157,136	$256,268	$(39,620)	$373,784

(1)	Amounts were credited (debited) to Investment in Trilogy Energy Trust.

(2)	Excluding $30 million initial cash settlement of working capital distribution accounts.
4. ACQUISITION OF OIL AND GAS PROPERTIES
On June 30, 2004, Paramount closed an acquisition of petroleum and natural gas assets for an aggregate purchase price of $185.1 million, after adjustments. Paramount assigned the entire amount of the purchase price to property, plant and equipment and recognized a $26.8 million asset retirement obligation related to those properties.
On August 16, 2004, Paramount closed an acquisition of petroleum and natural gas assets for an aggregate purchase price of $86.9 million, after adjustments. In accounting for this acquisition, Paramount recorded a future tax asset in the amount of $89.0 million and recognized a $2.1 million asset retirement obligation related to those properties.
5. DISCONTINUED OPERATIONS
On July 27, 2004, a private drilling company in which Paramount owns a 50 percent equity interest, (“Drillco”), closed the sale of its drilling assets for $32 million to a publicly traded income trust. The gross proceeds were $19.2 million cash with the balance in exchangeable shares. The exchangeable shares were valued at the fair market value of the purchaser’s shares and were redeemable for trust units in the income trust, subject to securities laws and regulations. In connection with the closing of the sale, certain indebtedness related to these operations was extinguished. The results of operations of Drillco for the period to July 27, 2004 have been presented as discontinued operations.
On September 10, 2004, Paramount completed the disposition of its 99 percent interest in a drilling partnership for approximately $1.0 million. For reporting purposes, the drilling partnership has been accounted for as discontinued operations.
On December 13, 2004, Paramount completed the disposition of a building acquired as part of the $185.1 million acquisition, for approximately $10.5 million, inclusive of the mortgage assumed by the purchaser of $6.4 million.

Selected financial information of the discontinued operations for the year ended December 31, 2004 is provided below:

		Drilling
	Drillco	Partnership	Building	Total

Revenue
Other Income	$908	$327	$—	$1,235

Expenses (Recovery)
Interest	250	—	367	617
General and administrative	642	384	(308)	718
Depreciation	655	6	278	939
Gain on sale of property and equipment	(6,659)	(27)	(2,569)	(9,255)

	(5,112)	363	(2,232)	(6,981)

Net earnings (loss) before income tax	6,020	(36)	2,232	8,216
Large corporation tax and other	1,857	—	(34)	1,823
Future income tax expense	94	—	20	114

Net earnings (loss) from discontinued operations	$4,069	$(36)	$2,246	$6,279

6. PROPERTY PLANT AND EQUIPMENT

		2005		2004

		Accumulated
		Depletion and	Net Book	Net Book
	Cost	Depreciation	Value	Value

Petroleum and natural gas properties	$913,386	$307,201	$606,185	$901,432
Gas plants, gathering systems and production equipment	385,131	81,260	303,871	421,114
Other	16,134	11,611	4,523	23,260

Net book value	$1,314,651	$400,072	$914,579	$1,345,806

Included in property, plant and equipment are asset retirement costs, net of accumulated depletion and depreciation, of $40.5 million (2004 — $57.4 million). Capital costs associated with non-producing petroleum and natural gas properties totaling approximately $320 million (2004 — $300 million) are currently not subject to depletion.
For the year ended December 31, 2005, Paramount expensed $44.9 million in dry hole costs (2004 - $24.7 million). A portion of the dry hole costs expensed related to prior year capital projects that were determined in the current year to have no future economic value.
Additional disclosures for suspended wells are as follows:
Continuity of Suspended Exploratory Well Costs

(millions of dollars)	2005	2004

Balance at January 1	$118	$46
Additions pending the determination of proved reserves	111	110
Reclassifications to proved reserves	(55)	(24)
Wells costs charged to dry hole expense	(24)	(14)
Wells sold	(7)	—

Balance at December 31	$143	$118

Aging of Capitalized Exploratory Well Costs

(millions of dollars)	2005	2004

Capitalized exploratory well costs that have been capitalized for a period of one year or less	$81	$86
Capitalized exploratory well costs that have been capitalized for a period of greater than one year	62	32

Balance at December 31	$143	$118

Number of projects that have exploratory well costs that have been capitalized for a period greater than one year	63	23

At December 31, 2005, $73.6 million of the capitalized costs of suspended wells related to Colville Lake in the Northwest Territories. The commerciality of the gas in Colville Lake is being evaluated in conjunction with Paramount’s planned drilling program and the anticipated timing for construction of the MacKenzie Valley Gas Pipeline. The remaining capitalized costs relate to projects where infrastructure decisions are dependent upon environmental permission and production capacity, or where Paramount is continuing to assess reserves and their potential development, including those relating to oil sands.
7. ASSET RETIREMENT OBLIGATIONS

	2005	2004

Asset retirement obligations, beginning of year	$101,486	$61,554
Adjustment resulting from the Trilogy Spinout (Note 3)	(65,076)	—
Liabilities incurred	3,614	34,226
Revisions in estimated cost of abandonment	22,113	—
Liabilities settled	(990)	(1,214)
Accretion expense	5,056	6,920

Asset retirement obligations, end of year	$66,203	$101,486

The total future asset retirement obligation was estimated by management based on Paramount’s net ownership in all wells and facilities, estimated work to reclaim and abandon the wells and facilities, and the estimated timing of the costs to be incurred in future periods. The undiscounted asset retirement obligations associated with Paramount’s oil and gas properties at December 31, 2005 are $138.4 million (December 31, 2004 — $136.2 million), which have been discounted using credit-adjusted risk-free rates between 7 7/8 percent and 8 1/2 percent. The majority of these obligations are not expected to be settled for several years, or decades, in the future and will be funded from general company resources at that time.
Paramount updated the estimate of its asset retirement obligation on October 1, 2005 and made an upward revision to the asset retirement obligation of $22.1 million due mainly to the increases in estimated cost of abandonment. This revision increased the related cost of the underlying assets.
8. LONG-TERM INVESTMENTS AND OTHER ASSETS

	2005	2004

Equity accounted investments:
Trilogy Energy Trust (market value as at December 31, 2005 - $357.8 million)	$51,665	$—
Private oil and gas company	623	—

	52,288	—
Deferred financing costs net of amortization	4,179	7,709

	$56,467	$7,709

The following table provides a continuity of Paramount’s equity accounted investments for the year ended December 31, 2005:

			Gas Marketing
	Trilogy	Private Oil and	Limited
	Energy Trust	Gas Company	Partnership	Total

Balance as at December 31, 2004	$—	$—	$—	$—
Initial carrying value of investment (Note 3)	39,620	—	—	39,620
Cost of investment	—	3,180	7,457	10,637
Return-of-capital	—	(1,931)	—	(1,931)
Equity income (loss) for the period	21,191	3,155	(1,145)	23,201
Future income tax recovery on equity income	4,217	—	—	4,217
Distributions received and receivable	(35,332)	(3,781)	—	(39,113)
Dilution gain (see below)	21,880	—	—	21,880
Provision for impairment	—	—	(1,130)	(1,130)
Reclassification to short-term investments	—	—	(5,182)	(5,182)
Stock–based compensation awards to Trilogy employees	845	—	—	845
Paramount’s equity share in units issuance costs	(756)	—	—	(756)

Balance as at December 31, 2005	$51,665	$623	$—	$52,288

The dilution gain relating to Trilogy Energy Trust resulted from Trilogy’s issuance of additional Trust Units to third parties on December 30, 2005 decreasing Paramount’s equity interest in Trilogy from 19 percent to 17.66 percent as at that date.
In March 2005, Paramount completed a transaction whereby it acquired an indirect 30 percent interest (25 percent net of non-controlling interest) in a gas marketing limited partnership for $7.5 million (US $6 million). The gas marketing limited partnership commenced operations on March 9, 2005 and was being accounted for using the equity method. On November 30, 2005, the gas marketing limited partnership ceased commercial operations with the intention to dissolve. In connection with such planned dissolution, Paramount has recognized a before tax provision for impairment of $1.1 million which represents the excess of the carrying value over the net realizable value of the investment. The net realizable value of Paramount’s investment has been presented as part of short-term investments at December 31, 2005.
In October 2005, Paramount received distributions, valued at $5.7 million, in the form of common shares of a Toronto Stock Exchange listed oil and gas company, from a private oil and gas company. The distributions consisted of a return-of-capital of $1.9 million and dividends of $3.8 million resulting from a disposition of one of the private oil and gas company’s producing properties.
9. LONG-TERM DEBT

	2005	2004

Credit facility — current interest rate of 4.9 percent (2004 - 3.8 percent)	$105,479	$201,305
7 7/8 percent US Senior Notes due 2010 (US $133.3 million)	—	160,174
8 1/2 percent US Senior Notes due 2013 (US $213.6 million)	248,409	—
8 7/8 percent US Senior Notes due 2014 (US $81.3 million)	—	97,662

	$353,888	$459,141

Credit Facilities
At December 31, 2005, Paramount had a $189 million committed revolving/non-revolving term facility with a syndicate of Canadian banks. Borrowings under the facility bear interest at the lender’s prime rate, bankers’ acceptance rate, or LIBOR plus an applicable margin dependent on certain conditions. Advances drawn on the facility are secured by a fixed and floating charge over the assets of Paramount, excluding 12,755,845 of the Trilogy units owned by Paramount. At the end of each month, Paramount’s lenders review the market value of these Trilogy units. Paramount’s lenders may increase or decrease the credit facility borrowing base to the extent there is a significant increase or decrease in the value of these units. The maximum credit facility borrowing base that can be extended under the current agreement is $200 million as at December 31, 2005. The revolving nature of Paramount’s credit facility expires on March 30, 2006. Pursuant to the terms of the credit agreement, Paramount has requested an extension of one year on the revolving feature. Paramount anticipates this request will be approved and the revolving feature on the credit facility will be extended to March 29, 2007. Upon the expiry of the revolving feature of the credit agreement, amounts outstanding will have a term maturity date of one additional year.
Paramount had letters of credit totaling $23.3 million outstanding at December 31, 2005 (December 31, 2004 — $28.1 million). These letters of credit reduce the amount available under Paramount’s credit facility.
US Senior Notes
On February 7, 2005, Paramount completed a note exchange offer and consent solicitation issuing US $213.6 million principal amount of 8 1/2 percent Senior Notes due 2013 (the “2013 Notes”) and paying aggregate cash consideration of $45.1 million (US $36.2 million) in exchange for approximately 99.3 percent of the outstanding 7 7/8 percent Senior Notes due 2010 (the “2010 Notes”), all of the outstanding 8 7/8 percent Senior Notes due 2014 (the “2014 Notes”) and the note holders’ consent for Paramount to proceed with the Trilogy Spinout. At December 31, 2005, Paramount’s obligations respecting the 2010 Notes and 2014 Notes have been extinguished as a result of the note exchange and subsequent open market repurchases. Paramount has expensed $8.0 million of deferred financing costs associated with the 2010 Notes and the 2014 Notes.
The 2013 Notes bear interest at a rate of 8 1/2 percent per year and mature on January 31, 2013. They are secured by 12,755,845 units of Trilogy Energy Trust that are owned by Paramount, which had a market value of $303.6 million on December 31, 2005. Paramount may sell any or all of such trust units, in one or more transactions, provided it offers to redeem 2013 Notes with the net proceeds received. The redemption price associated with such an offer would be par plus a redemption premium, if applicable, of up to 4 1/4 percent, depending on when the offer is made. Paramount may, at its option, redeem all or a portion of the 2013 Notes after January 31, 2007 at a price equal to par plus a redemption premium, if applicable, of up to 4 1/4 percent depending on when the 2013 Notes are redeemed. The 2013 Notes cannot be redeemed with the proceeds of an equity offering prior to January 31, 2007. In any event of redemption, holders are entitled to receive any accrued and unpaid interest.
Holders of a majority in aggregate principal amount of the 2013 Notes had until September 30, 2005 to provide notice of their election to increase the interest rate on such notes to 10 1/2 percent per year. Had such notice been provided, Paramount could have, at its option, redeemed all of such notes at par on or prior to January 31, 2006. The required majority of holders did not provide such notice.
10. SHARE CAPITAL
Authorized
Amendments to the authorized classes of Paramount’s capital were approved by shareholders in March 2005 in connection with the approval of the Trilogy Spinout. Paramount’s authorized capital is comprised of an unlimited number of voting Class A Common Shares, an unlimited number of non-voting redeemable / retractable Class X Preferred Shares, an unlimited number of non-voting redeemable / retractable Class Z Preferred Shares and an unlimited number of non-voting Preferred Shares issuable in series, all of such classes of authorized capital without par value.

The redemption price for each Class X Preferred Share and each Class Z Preferred Share is $15.23. The Class X Preferred Shares and Class Z Preferred Shares carry non-cumulative preferential dividends as and when declared by the Board of Directors of Paramount.
Trilogy Spinout
In connection with the Trilogy Spinout, the following transactions took place:
•	34,157,780 Common Shares held by shareholders (which exclude Common Shares held by “Substantial Shareholders” as later defined) were transferred to Paramount in exchange for the issuance to such shareholders of 34,157,780 Class A Common Shares and 34,157,780 Class X Preferred Shares, whereupon the Common Shares received by Paramount were cancelled.

•	29,940,270 Common Shares held by Substantial Shareholders (a person who either alone or together with persons that were related to that person for purposes of the Income Tax Act (Canada), beneficially owned 25 percent or more of the issued and outstanding Common Shares) were transferred to Paramount in exchange for the issuance to such Substantial Shareholders of 29,940,270 Class A Common Shares and 29,940,270 Class Z Preferred Shares, whereupon the Common Shares received by Paramount were cancelled.

•	All of the issued and outstanding Class Z Preferred Shares were redeemed by Paramount in exchange for the issuance by Paramount of notes payable to the Substantial Shareholders (the “Redemption Notes”) whereupon all of the Class Z Preferred Shares were cancelled.

•	The Redemption Notes were transferred and assigned to a subsidiary of Trilogy by the Substantial Shareholders in exchange for 29,940,270 Trilogy trust units. The Redemption Notes were extinguished during the course of the Trilogy Spinout reorganization.

•	All of the issued and outstanding Class X Preferred Shares were transferred by the holders of such shares to a wholly-owned subsidiary of Paramount Resources Ltd. (“Exchangeco”) in exchange for Trilogy trust units. As of December 31, 2005, Exchangeco held 34,157,780 Class X Preferred Shares of Paramount Resources Ltd.
For presentation purposes, Paramount has shown the Class A Common Shares as a continuity of the Common Shares, with an adjustment to the carrying value of such shares to reflect the impact of the Trilogy Spinout.
Issued and Outstanding

Common Shares / Class A Common Shares	Number	Consideration

Balance December 31, 2003	60,094,600	$200,274

Shares repurchased — at carrying value	(1,629,500)	(5,322)
Stock options exercised	220,500	3,057
Common shares issued, net of issuance costs	2,500,000	54,901
Flow-through shares issued, net of issuance costs	2,000,000	57,981
Tax adjustment on share issuance costs and flow-through share renunciations	—	(7,959)

Balance December 31, 2004	63,185,600	302,932

Stock options exercised (Note 11)	1,136,075	29,126
Flow through shares issued, net of issuance costs	1,900,000	39,588
Tax adjustment on share issuance costs and flow-through share renunciations	—	(16,093)
Common share exchange adjustment due to Trilogy Spinout (Note 3)	—	(157,136)

Balance December 31, 2005	66,221,675	$198,417

On July 14, 2005, Paramount completed the private placement of 1,900,000 Common Shares issued on a “flow-through” basis at a price of $21.25 per share. The gross proceeds of the issue were $40.4 million. During the year ended December 31, 2005, Paramount made renunciations of $20.3 million.
On October 26, 2004, Paramount completed the issuance of 2,500,000 Common Shares at a price of $23.00 per share. The gross proceeds of the issue were $57.5 million.
On October 15, 2004, Paramount completed the private placement of 2,000,000 Common Shares issued on a “flow-through” basis at a price of $29.50 per share. The gross proceeds of the issue were $59.0 million. During the year ended December 31, 2005, Paramount made renunciations of $35.3 million (2004 — $23.7 million).
Paramount obtained approval to institute a Normal Course Issuer Bid program for the acquisition of up to five percent of its issued and outstanding common shares from May 15, 2003 to May 14, 2004. Between January 1, 2004 and May 14, 2004, Paramount repurchased and cancelled 1,629,500 Common Shares pursuant to the program at an average price of $11.91 per share. For the year ended December 31, 2004, $14.1 million was charged to retained earnings related to the excess of the price at which such shares were repurchased over the carrying value of the shares.
11. STOCK-BASED COMPENSATION
Paramount Options
Paramount has a Stock Option Plan (the “Plan”) that enables the Board of Directors or its Compensation Committee to grant to key Paramount employees and directors options to acquire Common Shares. The exercise price of an option is no lower than the closing market price of the Common Shares on the day preceding the date of grant. Upon exercise of options under the Plan, optionholders may be entitled to receive, at the election of the employee, either a share certificate for the Common Shares or a cash payment in an amount equal to the positive difference, if any, between the market price and the exercise price of the number of Common Shares in respect of which the option is exercised: the market price being the weighted average trading price of the Common Shares on the Toronto Stock Exchange for the five (5) trading days preceding the date of exercise. Paramount, however, can refuse to accept a cash surrender. Cash payments made in respect of the Plan are charged to general and administrative expenses when incurred. Options granted generally vest over four years and have a four and half year contractual life.
Under the terms of the plan of arrangement reorganization respecting the Trilogy Spinout effective April 1, 2005, each outstanding Paramount Option was replaced with one New Paramount Option and one Holdco Option. A New Paramount Option and a Holdco Option issued in replacement of a Paramount Option each related to the same number of Class A Common Shares and Holdco shares, (which derive their value from Trilogy Trust units), respectively, as the number of Common Shares issuable under the replaced Paramount Option, and had the same aggregate exercise price as the replaced Paramount Option with the respective exercise price being determined based on the Class A Common Shares weighted average trading price and the Trilogy Trust unit weighted average trading price. This was intended to preserve, but not enhance, the economic benefit to the optionholders.
New Paramount Options
Each New Paramount Option is subject to the Plan and is identical to the Paramount option, except that, for each New Paramount Option that replaced the Paramount Options;
a)	it entitles the holder to acquire Class A Common Shares;

b)	the exercise price was determined by multiplying the exercise price of the Paramount Option it replaced by the fraction determined by dividing the Class A Common Share weighted average trading price by the sum of the Class A Common Share weighted average trading price and the Trilogy trust unit weighted average trading price; and

c)	the provisions relating to termination in the event of ceasing to be a Paramount employee only apply in the event the optionholder is no longer employed by either Paramount or Trilogy.
The granting of Paramount Options ceased March 31, 2005. Effective April 1, 2005, only New Paramount Options are granted under the Plan.
Holdco Options
Under the Trilogy Spinout, Paramount transferred 2,279,500 Trilogy Energy Trust units to a wholly owned, non-public subsidiary of Paramount (“Holdco”). The Holdco Options are not subject to the Plan.
Each Holdco Option entitles the holder thereof to acquire from Paramount the same number of common shares of Holdco, as the number of common shares issuable under the holder’s Paramount Option. The exercise price is the exercise price of the original Paramount Option less the exercise price of the related New Paramount Option. The vesting dates and expiry dates are the same as the Paramount Option and the termination provisions are the same as for the related New Paramount Option.
Holdco’s shares are not listed for trading on any stock exchange. As a result, holders of the Holdco Options have the right, alternatively, to surrender options for cancellation in return for a cash payment from Paramount. The amount of the payment in respect of each Holdco share subject to the surrendered option is the difference between the fair market value of a Holdco share at the date of surrender and the exercise price. The fair market value of a Holdco share is based on the fair market value of the Trilogy Trust units it holds and any after-tax cash and investments (resulting from distributions on the Trilogy Trust units).
As at December 31, 2005, 3,828,425 New Common Shares of Paramount were reserved for issuance under Paramount’s Employee Incentive Stock Option Plan. As at December 31, 2005, 3,910,175 New Paramount Options are outstanding, exercisable to April 30, 2010 at prices ranging from $4.33 to $34.20 per share. The following table provides a continuity of Paramount’s stock options:

	Year Ended		Year Ended
Paramount Options	December 31, 2005		December 31, 2004
	Weighted		Weighted
	Average		Average
	Exercise Price	Options	Exercise Price	Options

Balance, January 1	$10.41	3,212,500	$9.64	3,632,000
Granted	28.62	148,000	17.09	348,000
Exercised	10.50	(1,057,000)	9.97	(618,500)
Cancelled	26.90	(24,000)	9.09	(149,000)
Cancelled under the plan of arrangement reorganization	11.38	(2,279,500)	—	—

Balance, December 31	$—	—	$10.41	3,212,500

Options exercisable, December 31	$—	—	$10.26	1,282,875

	Year Ended December 31, 2005
	Weighted Average
New Paramount Options	Exercise Price	Options

Balance, January 1, 2005	$—	—
Granted — Trilogy Spinout	5.53	2,279,500
Granted — April 1, 2005 to December 31, 2005	14.89	2,030,250
Exercised	5.91	(321,575)
Cancelled	7.22	(78,000)

Balance, December 31, 2005	$10.22	3,910,175

Options exercisable, December 31, 2005	$5.08	853,800

	Year Ended December 31, 2005
	Weighted Average
Holdco Options	Exercise Price	Options

Balance, January 1, 2005	$—	—
Granted – Trilogy Spinout	5.85	2,279,500
Exercised	5.11	(253,125)
Cancelled	9.98	(41,000)

Balance, December 31, 2005	$5.79	1,985,375

Options exercisable, December 31, 2005	$4.92	864,250

Additional information about Paramount’s stock options outstanding as at December 31, 2005 is as follows:

	Outstanding			Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
		Contractual	Exercise		Exercise
Exercise Prices	Number	Life	Price	Number	Price

New Paramount Options
$4.33-$4.96	1,567,225	1.9	$4.40	784,100	$4.40
$5.22-$9.48	213,500	2.9	7.19	25,000	6.66
$11.26-$34.20	2,129,450	3.8	14.80	44,700	16.06

Total	3,910,175	3.0	$10.22	853,800	$5.08

Holdco Options
$4.58-$5.52	1,635,375	1.9	$4.67	827,250	$4.67
$6.18-$8.60	124,000	2.9	7.12	11,500	7.28
$10.03-$16.37	226,000	3.5	13.18	25,500	11.99

Total	1,985,375	2.1	$5.79	864,250	$4.92

During the year ended December 31, 2005, 144,550 Paramount Options were surrendered in exchange for a cash payment from Paramount of $2.7 million (2004 — 398,000 options for $2.9 million), for which $2.0 million of this amount (2004 — $2.9 million) reduced the stock-based compensation liability with the balance charged to earnings during the year. In addition, 912,450 Paramount Options were exercised for shares for cash proceeds to Paramount of $9.5 million (2004 — 220,500 Paramount Options for cash proceeds of $1.6 million) resulting in a decrease in the related stock-based compensation liability by $13.4 million (2004 — $1.5 million) and an increase in share capital by $22.9 million (2004 — $3.1 million).
During the year ended December 31, 2005, 97,950 New Paramount Options were surrendered in exchange for a cash payment from Paramount of $1.4 million, for which, $0.8 million of this amount reduced the stock-based compensation liability with the balance charged to earnings during the period. In addition, 223,625 New Paramount Options were exercised for common shares for cash proceeds of $1.4 million to Paramount resulting in a decrease in the related stock-based compensation liability by $4.9 million and an increase in share capital by $6.3 million.
During the year ended December 31, 2005, 253,125 Holdco Options were surrendered in exchange for a cash payment from Paramount of $4.8 million, which reduced the stock-based compensation liability.
The current portion of stock-based compensation liability of $27.3 million at December 31, 2005 represents the value, using the intrinsic value method, of vested Holdco options and Holdco options vesting during 2006. For exercises of New Paramount Options, Paramount has generally refused to accept a cash surrender since August 15, 2005 and has therefore required holders of New Paramount Options to exercise their vested options and acquire Class A Common Shares.

For the year ended December 31, 2005, Paramount recognized compensation costs related to the mark-to-market valuation of the Paramount Options, New Paramount Options and Holdco Options amounting to $3.7 million, $37.8 million and $16.8 million, respectively. For the year ended December 31, 2004, Paramount recognized compensation costs related to the mark-to-market valuation of Paramount Options of $41.0 million. Such compensation costs are presented as part of general and administrative expense in the consolidated statements of earnings (loss).
12. INCOME TAXES
The following table reconciles income taxes calculated at the Canadian statutory rate to actual income taxes:

	2005	2004

Canadian statutory income tax rate	37.81%	39.04%
Calculated income tax expense (recovery)	$(39,623)	$32,150
Increase (decrease) resulting from:
Non-deductible crown charges, net of Alberta Royalty Tax Credit	13,894	25,455
Federal resource allowance	(9,380)	(21,787)
Federal and provincial income tax rate adjustment	(2,950)	481
Attributed Canadian Royalty Income recognized	(564)	(1,469)
Large corporations tax and other	9,763	6,795
Non-taxable portion of gain on sale of investments	(2,925)	(4,301)
Dilution gain	(8,273)	—
Recognition of tax pools not previously recognized	(16,649)	—
Stock based compensation	16,980	3,205
Other	(1,137)	6,926

Income tax expense (recovery)	$(40,864)	$47,455

Components of Future Income Tax (Asset) Liabilitys

	2005	2004

Timing of partnership items	$84,412	$114,406
Property, plant and equipment in excess of tax value	(51,481)	101,177
Asset retirement obligations	(22,382)	(34,281)
Stock-based compensation liability	(11,235)	(12,405)
Other	(2,237)	(2,517)

	$(2,923)	$166,380

The tax benefit of $4.5 million of operating losses has not been recognized in the consolidated financial statements.
13. FINANCIAL INSTRUMENTS
Paramount has elected not to designate any of its financial instruments as hedges under Accounting Guideline 13, Hedging Relationships (“AcG-13”). Prior to January 1, 2004, Paramount had designated its derivative financial instruments as hedges. The fair value of all outstanding financial instruments that were no longer designated as hedges under AcG-13, were recorded on the consolidated balance sheet with an offsetting net deferred gain. The net deferred loss was recognized into net earnings until December 31, 2005.

The changes in fair value associated with the financial instruments are recorded on the consolidated balance sheets with the associated unrealized gain or loss recorded in net earnings. The estimated fair value of all financial instruments is based on quoted prices or, in the absence of quoted prices, third party market indications and forecasts.
The following tables present a reconciliation of the change in the unrealized and realized gains and losses on financial instruments:

	2005			2004
	Net			Net
	Deferred	Mark-to		Deferred	Mark-to
	Amounts on	Market		Amounts on	Market
	Transition	Gain(Loss)	Total	Transition	Gain(Loss)	Total

Fair value of contracts, beginning of year	$—	$—	$—	$(1,450)	$1,450	$—

Change in fair value of contracts recorded on transition	—	243	243	—	1,301	1,301

Amortization of deferred fair value of contracts	(1,649)	—	(1,649)	(196)	—	(196)

Net change in fair value of contracts entered into after transition	—	(22,583)	(22,583)	—	18,271	18,271

Unrealized gain (loss) on financial instruments			(23,989)	(1,646)	21,022	19,376

Realized loss on financial instruments			(12,053)			(683)

Net gain (loss) on financial instruments			$(36,042)			$18,693

(a) Commodity Price Contracts
At December 31, 2005, Paramount has entered into financial forward commodity contracts as follows:

	Amount	Price	Term

Sales Contracts
AECO Fixed Price	10,000 GJ/d	$8.730	November 2005 — March 2006
AECO Fixed Price	10,000 GJ/d	$8.710	November 2005 — March 2006
AECO Fixed Price	20,000 GJ/d	$8.085	November 2005 — March 2006
AECO Fixed Price	10,000 GJ/d	$9.185	November 2005 — March 2006
AECO Fixed Price	10,000 GJ/d	$10.600	April 2006 – October 2006
AECO Fixed Price	10,000 GJ/d	$10.745	April 2006 – October 2006
WTI Fixed Price	1,000 Bbl/d	US $53.430	October 2005 — March 2006
Purchase Contract
AECO Fixed Price	10,000 GJ/d	$11.220	January 2006 — March 2006
Collars
AECO Costless Collar	20,000 GJ/d	$9.000 floor	April 2006 — October 2006
		$12.500 ceiling
AECO Costless Collar	10,000 GJ/d	$12.000 floor	January 2006 — March 2006
		$17.650 ceiling

The aggregate fair value of these contracts as at December 31, 2005 was a $4.6 million loss.
(b) Fair Values of Financial Assets and Liabilities
Borrowings under bank credit facilities and the issuance of commercial paper are for short periods and are market rate based, thus, their respective carrying values in the Consolidated Financial Statements approximate fair value. Paramount’s 2013 Notes were trading at approximately 102.75 percent as at December 31, 2005. Fair values for derivative instruments are determined based on the estimated cash payment or receipt necessary to settle the contract at year-end. Cash payments or receipts are based on discounted cash flow analysis using current market rates and prices available to Paramount.
(c) Credit Risk
Paramount is exposed to credit risk from financial instruments to the extent of non-performance by third parties, and non-performance by counterparties to swap agreements. Paramount minimizes credit risk associated with possible non-performance by financial instrument counterparties by entering into contracts with only highly rated counterparties and by controlling third party credit risk with credit approvals, limits on exposures to any one counterparty and monitoring procedures. Paramount sells production to a variety of purchasers under normal industry sale and payment terms. Paramount’s accounts receivable are with customers and joint venture partners in the petroleum and natural gas industry and are subject to normal credit risk.
(d) Interest Rate Risk
Paramount is exposed to interest rate risk to the extent that changes in market interest rates will impact Paramount’s credit facilities that have a floating interest rate.
14. NET CHANGE IN NON-CASH WORKING CAPITAL

	2005	2004

Changes in non-cash working capital:
Short-term investments	$13,362	$(10,532)
Accounts receivable	(32,519)	(25,480)
Distributions receivable from Trilogy Energy Trust	(12,028)	—
Financial instruments (net)	3,782	—
Prepaid expenses	(796)	(978)
Accounts payable and accrued liabilities	99,667	37,019
Due to Trilogy Energy Trust	(23,928)	—

	47,540	29

Operating activities	43,566	(27,320)
Investing activities	3,974	27,349

	$47,540	$29

Certain changes in working capital as a result of the plan of arrangement have been excluded from the above amounts.

Amounts paid related to interest and large corporations and other taxes were as follows:

	2005	2004

Interest paid	$24,288	$18,951
Large corporations and other taxes paid, including settlements	$5,157	$31,021

15. RELATED PARTY TRANSACTIONS
Trilogy Energy Trust
At December 31, 2005, Paramount held 15,035,345 trust units of Trilogy representing 17.7 percent of the issued and outstanding trust units of Trilogy at such time. In addition to the Trilogy trust units held by Paramount, Trilogy and Paramount have certain common members of management and directors. The following transactions have been recorded at the exchange amounts:
•	Paramount provided certain operational, administrative, and other services to Trilogy Energy Ltd., a wholly-owned subsidiary of Trilogy, pursuant to a services agreement dated April 1, 2005 (the “Services Agreement”). The Services Agreement had an initial term ending March 31, 2006. It is anticipated that the Services Agreement will be renewed on the same terms and conditions to March 31, 2007 prior to the expiry of its current term of March 31, 2006. Under the Services Agreement, Paramount is reimbursed for all reasonable costs (including expenses of a general and administrative nature) incurred by Paramount in providing the services. The reimbursement of expenses is not intended to provide Paramount with any financial gain or loss. Paramount billed Trilogy an aggregate $4.2 million under the Services Agreement, which has been reflected as a reduction in Paramount’s general and administrative expenses.
•	In connection with the Trilogy Spinout, and in order to market Trilogy’s natural gas production, Paramount and Trilogy Energy LP, entered a Call on Production Agreement which provided Paramount the right to purchase all or any portion of Trilogy Energy LP’s available gas production at a price no less favourable than the price that Paramount Resources received on the resale of the natural gas to a gas marketing limited partnership (see “Gas Marketing Limited Partnership” – below). Trilogy Energy LP is a limited partnership which is indirectly wholly-owned by Trilogy.
•	For the year ended December 31, 2005, Paramount purchased 8,490,542 GJ of natural gas from Trilogy Energy LP for approximately $70.3 million under the Call on Production Agreement for sale to the gas marketing limited partnership (see below). The price that Paramount paid Trilogy Energy LP for the natural gas was the same that Paramount Resources received on the resale of the natural gas to the related party gas marketing limited partnership. As a result, such amounts have been netted for financial statement presentation purposes and no revenues or expenses have been reflected in the Consolidated Financial Statements related to these activities.
•	During the course of the year, payable and receivable amounts arose between Paramount and Trilogy in the normal course of business.
•	At December 31, 2005 Paramount owed Trilogy $6.4 million, which balance includes a Crown royalty deposit claim of $5.5 million which, when refunded to Paramount, will be paid to Trilogy.
•	As a result of the Trilogy Spinout, certain employees and officers of Trilogy hold Paramount Options and Holdco Options. The stock-based compensation expense relating to these options for the period April 1, 2005 to December 31, 2005 amounted to $4.4 million, of which 81 percent ($3.6 million) was charged to general and administration expense and 19 percent ($0.8 million) was recognized in equity in net earnings of Trilogy.

•	Paramount recorded distributions from Trilogy Energy Trust totaling $35.3 million in 2005. Distributions receivable of $12 million relating to distributions declared by Trilogy in December 2005 were accrued at December 31, 2005 and received in January 2006.
Gas Marketing Limited Partnership
In March 2005, Paramount acquired an indirect 30 percent interest (25 percent net of non-controlling interest) in a gas marketing limited partnership for $7.5 million (US$6 million). In connection with this acquisition, Paramount agreed to make available for delivery an average of 150,000 GJ/d of natural gas over a five year term, to be marketed on Paramount’s behalf by the gas marketing limited partnership with the expectation that prices received for such gas would be at or above market. The gas marketing limited partnership commenced operations that month.
During 2005, Paramount sold 10,380,998 GJ of its natural gas production to the gas marketing partnership for $83.3 million. The proceeds of such sales have been reflected in petroleum and natural gas sales revenue. In addition, Paramount sold 8,490,542 GJ of natural gas purchased from Trilogy (see above) to the gas marketing limited partnership for $70.3 million. These transactions have been recorded at the exchange amounts.
Because of market conditions, including the significant volatility of natural gas prices in the fall and the resulting margin requirements, the partners of the gas marketing limited partnership resolved to cease commercial operations in November 2005 and to dissolve the partnership in due course. Paramount recorded a $1.1 million provision for impairment on its investment in the gas marketing limited partnership, and expects to recover approximately $5 million on dissolution. No receivables arising from the sale of natural gas to the gas marketing limited partnership are outstanding as at December 31, 2005.
Private Oil and Gas Company
At December 31, 2005, Paramount held 2,708,662 shares of a private oil and gas company representing 24.8 percent of the issued and outstanding share capital of the company at such time. A member of Paramount’s management is a member of the board of directors of the private oil and gas company by virtue of such shareholdings. During the year, Paramount received dividends and a return-of-capital distribution from the private oil and gas company (the “Distributions”). The Distributions were paid in the form of common shares of a Toronto Stock Exchange listed oil and gas company. The value of such shares received by Paramount was $5.7 million, based on the market price of the shares on the date of the Distributions. The Distributions reduced the carrying value of Paramount’s investment in the private oil and gas company in the Consolidated Financial Statements, and the shares of the public oil and gas company received have been included in short-term investments.
Other
Certain directors, officers and employees of Paramount purchased an aggregate 922,500 flow through shares issued by Paramount for gross proceeds to Paramount of $21.1 million on July 14, 2005 as described in Note 10.
Certain directors, officers and employees of Paramount purchased an aggregate 1,016,000 flow through shares issued by Paramount for gross proceeds to Paramount of $30.0 million on October 15, 2004 as described in Note 10.
On December 13, 2004, Paramount completed the disposition of a building to an entity under common control. The transaction has been recorded at the exchange amount. Paramount received proceeds of $10.5 million, inclusive of the mortgage assumed by the purchaser of $6.4 million (see Note 5).
16. CONTINGENCIES AND COMMITMENTS
Contingencies
Paramount is party to various legal claims associated with the ordinary conduct of business. Paramount does not anticipate that these claims will have a material impact on Paramount’s financial position.

Paramount indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to Paramount to the extent permitted by law. Paramount has acquired and maintains liability insurance for its directors and officers.
The operations of Paramount are complex, and related tax and royalty legislation and regulations, and government interpretation and administration thereof, in the various jurisdictions in which Paramount operates are continually changing. As a result, there are usually some tax and royalty matters under review by relevant government authorities.
All tax filings are subject to subsequent government audit and potential reassessments. Accordingly, the finally determined income tax liability may differ materially from amounts estimated and recorded.
Crown royalties for Paramount’s production from frontier lands in the Northwest Territories have been provided for in the Consolidated Financial Statements based on the Company’s interpretation of the relevant legislation and regulations. At present, Paramount has not received assessments for a significant portion of its past Northwest Territories royalty filings with the Government of Canada. In addition, the Government of Canada is continuing its stakeholder and industry consultations concerning the application of and amendments to the regulations governing the computation of Crown royalties in the Northwest Territories. Although Paramount believes that its interpretation of the relevant legislation and regulations has merit, Paramount is unable to predict the ultimate outcome of future audits and/or assessments by the Government of Canada of Paramount’s Northwest Territories crown royalty filings. Additional amounts could become payable and the impact on net earnings may be material.
Commitments
At December 31, 2005, Paramount has the following commitments:

	2006	2007-2008	2009-2010	After 2010	Total

Transportation	$20,137	$40,188	$19,285	$58,221	$137,831
Leases	2,565	5,358	4,447	2,706	15,076
Capital spending commitment	40,400	400	—	—	40,800

Total	$63,102	$45,946	$23,732	$60,927	$193,707

Paramount also has an outstanding physical contract to sell 10,000 GJ/d of natural gas at an AECO fixed price of $14.06/GJ from January 2006 to March 2006.
17. COMPARATIVE FIGURES
Certain comparative figures including transportation costs and non-controlling interest have been reclassified to conform to the current year’s financial statement presentation.
18. SUBSEQUENT EVENTS
Subsequent to December 31, 2005, Paramount entered into the following derivative financial instruments:

	Amount	Price		Term

Sales Contracts
WTI Fixed Price	1,000 Bbl/d	US$	65.64	February 2006 - December 2006
WTI Fixed Price	1,000 Bbl/d	US$	66.04	February 2006 - December 2006
AECO Fixed Price	10,000 GJ/d		$7.80	March 2006
Purchase Contract
AECO Fixed Price	10,000 GJ/d		$7.27	March 2006

19.	RECONCILIATION OF FINANCIAL STATEMENTS TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
These Consolidated Financial Statements have been prepared in accordance with Canadian GAAP, which in most respects, conform to United States generally accepted accounting principles (“US GAAP”). The significant differences between Canadian and US GAAP that impact Paramount are described below.
Net Earnings

	2005	2004

Net earnings (loss) from continuing operations under Canadian GAAP	$(63,932)	$34,895
Adjustments under US GAAP, net of tax:
Financial instruments(a)	2,054	(1,053)
Future income taxes(b)	(12,297)	(5,633)
Depletion and depreciation expense(c)	1,546	5,385
Short-term investments(d)	(24)	929
Reorganization costs(h)	(2,969)	—

Net earnings (loss) from continuing operations under US GAAP	$(75,622)	$34,523
Net earnings from discontinued operations under US GAAP	—	6,279

Net earnings (loss) under US GAAP	$(75,622)	$40,802

Net earnings (loss) from continuing operations per common share under US GAAP
Basic	$(1.17)	$0.57
Diluted	$(1.17)	$0.57

Net earnings from discontinued operations per common share under US GAAP
Basic	$—	$0.11
Diluted	$—	$0.10

Net earnings (loss) per common share under US GAAP
Basic	$(1.17)	$0.68
Diluted	$(1.17)	$0.67

Affected Balance Sheet Accounts

	2005		2004
	As Reported	US GAAP	As Reported	US GAAP

Assets
Short-term investments(f)	$14,048	$16,176	$24,983	$27,149
Financial instrument assets(a)	2,443	2,443	21,564	18,271
Property, plant and equipment – net(c)	914,579	911,328	1,345,806	1,350,286
Long-term investments and other assets(c)	56,467	52,316	7,709	7,709
Future income taxes(a)(b)(c)(d)	2,923	5,154	—	—

Liabilities
Accounts payable and accrued liabilities(b)	155,076	155,076	147,364	152,893
Financial instrument liability(a)	7,056	7,056	2,188	542
Future income taxes(a)(b)(c)(d)	—	—	166,380	167,587

Shareholders’ equity
Common shares(b)	198,417	214,053	302,932	303,180
Retained earnings	$238,404	$217,431	$322,107	$324,253

Cash Flows

	2005		2004
	As Reported	US GAAP	As Reported	US GAAP

Cash flows from operating activities(e)	$302,611	$261,690	$263,073	$265,746

Cash flows from financing activities	121,678	121,678	273,647	273,647

Cash flows used in investing activities(e)	$(424,289)	$(383,368)	$(536,720)	$(539,393)

(a) Financial Instruments
For US GAAP purposes, Paramount has adopted Statement of Financial Accounting Standards (‘‘SFAS’’) No. 133, as amended, “Accounting for Derivative Instruments and Hedging Activities”. With the adoption of this standard, all derivative instruments are recognized on the balance sheet at fair value. The statement requires that changes in the derivative instrument’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Paramount has currently not designated any of the financial instruments as hedges for US GAAP purposes under SFAS 133.
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
Effective January 1, 2004, Paramount has elected not to designate any of its financial instruments as hedges for Canadian GAAP purposes, thus eliminating this US/Canadian GAAP difference in future periods.

During the transition, Paramount recognized a deferred financial instrument asset of $3.4 million and a deferred financial instrument liability of $1.8 million as at December 31, 2004 which would not be recorded for US GAAP purposes. The deferred financial instrument asset and liability was amortized to earnings until December 2005 under Canadian GAAP.
(b) Future Income Taxes
The Canadian liability method of accounting for income taxes is similar to the US Statement of Financial Accounting Standard (SFAS) No. 109 ‘‘Accounting for Income Taxes’’, which requires the recognition of future tax assets and liabilities for the expected future tax consequences of events that have been recognized in Paramount’s financial statements or tax returns. Pursuant to US GAAP, enacted tax rates are used to calculate future taxes, whereas Canadian GAAP uses substantively enacted rates. This difference did not impact Paramount’s financial position or results of operations for the years ended December 31, 2005 and 2004.
The accounting for the issuance of flow through shares is more specifically addressed under Canadian GAAP than US GAAP. Under Canadian GAAP, when flow through shares are issued they are recorded based on proceeds received. Upon the renunciation of the tax pools, the related deferred tax liability is established for the tax effect of the difference between the tax basis and the book value of the assets and is recorded as a reduction of share capital. Under US GAAP, the proceeds from the issuance of flow through shares should be allocated between the sale of the shares and the sale of the tax benefits. The allocation is made based on the difference between the amount the investor pays for the flow through shares and the quoted market price of the existing shares. A liability is recognized for this difference which is reversed upon the renunciation of the tax benefit. The difference between this liability and the deferred tax liability is recorded as an income tax expense.
To conform with US GAAP, common share capital would have to be increased by $20.0 million and accounts payable and accrued liabilities would have to be reduced by $7.7 million with the difference charged to future income tax expense as at and for the year ended December 31, 2005 due to the renunciation in 2005 of tax benefits relating to the flow through shares issued on July 14, 2005 and October 14, 2004. In addition, share capital would have to be reduced by $4.6 million and a corresponding amount of accounts payable and accrued liabilities would have to be recognized as at December 31, 2005 for the difference between the cash proceeds from the issuance of flow through shares on July 14, 2005 and the quoted market value of the shares.
As at and for the year ended December 31, 2004, share capital would have to be increased by $0.2 million, accounts payable and accrued liabilities would have to be increased by $5.4 million, and future income tax expense would have to be increased by $5.6 million due to the issuance of flow through shares on October 14, 2004 and related tax benefit renunciation during 2004.
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

The resulting differences in recorded carrying values of impaired assets prior to January 1, 2004 result in differences in depreciation, depletion and amortization expense until such time that the related assets are fully depleted under Canadian GAAP. For the year ended December 31, 2005 and 2004, a reduction in depletion expense of $2.5 million ($1.5 million net of tax) and $8.4 million ($5.4 million net of tax), respectively, would have to be adjusted under US GAAP for the depletion expense recognized under Canadian GAAP on properties for which an impairment provision would have been reflected in 2002 and 2001 under US GAAP.
In 2005, Paramount transferred certain properties to Trilogy Energy Trust as part of the plan of arrangement reorganization disclosed in Note 3. The assets that became part of the Trust Spinout included certain assets that have been impaired in 2002 and 2001 under US GAAP having a total net book value of $21.8 million as at December 31, 2005 under Canadian GAAP, of which 81 percent (or $17.7 million) was charged to retained earnings with the remaining 19 percent (or $4.1 million) capitalized to Investment in Trilogy Energy Trust representing the interest retained by Paramount. Under US GAAP, the full amount of the net book value of such assets should have been charged to retained earnings to recognize their impairment in 2001 and 2002.
(d) Short-Term Investments
Under US GAAP, equity securities that are bought and sold in the short-term are classified as trading securities. Unrealized holding gains and losses related to trading securities are included in earnings as incurred. Under Canadian GAAP, these gains and losses are not recognized in earnings until the security is sold. At December 31, 2005 and 2004, Paramount had unrealized holding gains of $2.1 million (net of tax — $1.3 million) and $2.2 million (net of tax — $1.4 million), respectively.
(e) Statements of Cash Flow
The application of US GAAP would change the amounts as reported under Canadian GAAP for cash flows provided by (used in) operating, investing or financing activities. Under Canadian GAAP, dry hole costs of $44.9 million (2004 — $24.7 million) are added back to net earnings in calculating cash flows from operating activities. Under US GAAP, dry hole costs represent cash flows from operating activities and therefore should not be added back to net earnings in calculating cash flows from operating activities.
Under Canadian GAAP, the consolidated statements of cash flows include, under investing activities, net changes in working capital accounts relating to property, plant and equipment, such as accrued capital expenditures payable. Under US GAAP, such changes in working capital accounts are presented as part of cash flows from operating activities. For the year ended December 31, 2005, there would be an increase of $4.0 million (2004 – increase of $27.3 million) to cash flows used in investing activities related to changes in investing working capital accounts, and an increase in cash flows from operating activities for the same amounts.
The presentation of funds flow from operations is a non US GAAP terminology.
(f) Buy/Sell Arrangements
Under US GAAP, buy/sell arrangements are reported on a gross basis. For the year ended December 31, 2005, Paramount had sales of $73.7 million (2004 — $22.2 million) and purchases of $73.1 million (2004 — $22.0 million), related to buy/sell arrangements. The net gain of $0.6 million (2004 — $0.2 million loss) has been reflected in revenue for Canadian GAAP purposes.

(g) Other Comprehensive Income
Under US GAAP, certain items such as the unrealized gain or loss on derivative instrument contracts designated and effective as cash flow hedges are included in other comprehensive income. In these financial statements, there are no comprehensive income items other than net earnings.
(h) Reorganization Costs
In connection with the Trilogy Spinout, Paramount incurred reorganization costs totaling $4.8 million, which were charged to retained earnings under Canadian GAAP. Under US GAAP, reorganization costs are treated as period costs.

ADDITIONAL DISCLOSURE
Certifications and Disclosure Regarding Controls and Procedures.
(a)	Certifications. See Exhibits 99.1 and 99.2 to this Annual Report on Form 40-F.
(b)	Disclosure Controls and Procedures. As of the end of the registrant’s fiscal year ended December 31, 2005, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the registrant’s principal executive officer and principal financial officer. Based upon that evaluation, the registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.
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
(c)	Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2005, there were no changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.
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
Principal Accountant Fees and Services.
The required disclosure is included under the heading “Audit Committee Information — External Auditor Service Fees” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2005, filed as part of this Annual Report on Form 40-F.
Pre-Approval Policies and Procedures.
The required disclosure is included under the heading “Audit Committee Information — Pre-Approval Policies and Procedures” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2005, filed as part of this Annual Report on Form 40-F.
Off-Balance Sheet Arrangements.
No such arrangements existed as at December 31, 2005.
Tabular Disclosure of Contractual Obligations.
The required disclosure is included under the heading “Liquidity and Capital Resources” in the registrant’s Management’s Discussion and Analysis of Financial Condition for the fiscal year ended December 31, 2005, filed as part of this Annual Report on Form 40-F.

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
SIGNATURES
     Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 14, 2006.

Paramount Resources Ltd.

By:	/s/ Charles E. Morin
Name:	Charles E. Morin
Title:	General Counsel and Corporate Secretary

By:	/s/ Bernard K. Lee
Name:	Bernard K. Lee
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.3	Section 1350 Certification of Chief Executive Officer

99.4	Section 1350 Certification of Chief Financial Officer

99.5	Consent of Independent Registered Public Accounting Firm

99.6	Consent of McDaniel & Associates Consultants Ltd.

99.7	Consent of GLJ Petroleum Consultants Ltd.