Form 40-F
period 2007-12-31
PARAMOUNT RESOURCES LTD
filed 2008-03-17
CIK 1262767

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2007
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
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 67,681,774
     Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.
Yes ☐      No ☑
     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑       No ☐

FORM 40-F
Principal Documents
The following documents, filed as Exhibits 99.1, 99.2 and 99.3 hereto, are incorporated by reference into this Annual Report on Form 40-F:
(a)	Annual Information Form for the fiscal year ended December 31, 2007;

(b)	Management’s Discussion and Analysis for the fiscal year ended December 31, 2007; and

(c)	Consolidated Financial Statements for the fiscal year ended December 31, 2007 (Note 16 to the Consolidated Financial Statements relates to United States Generally Accepted Accounting Principles (U.S. GAAP)).

ADDITIONAL DISCLOSURE
Certifications and Disclosure Regarding Controls and Procedures.
(a)	Certifications. See Exhibits 99.4 and 99.5 to this Annual Report on Form 40-F.

(b)	Disclosure Controls and Procedures. As of the end of the registrant’s fiscal year ended December 31, 2007, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the registrant’s management with the participation of the principal executive officer and principal financial officer. Based upon that evaluation, the registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedure may deteriorate.

Management has assessed the effectiveness of the registrant’s internal control over financial reporting as at December 31, 2007. In making its assessment, management used the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework in Internal Control — Integrated Framework to evaluate the effectiveness of the registrant’s internal control over financial reporting. Based on this assessment, management has concluded that the registrant’s internal control over financial reporting was effective as of December 31, 2007.

The effectiveness of the registrant’s internal control over financial reporting as at December 31, 2007 has been audited by Ernst & Young LLP, as stated in their Auditors’ report that accompanies the registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2007, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

(d)	Attestation Report of the Registered Public Accounting Firm. The required disclosure is included in Exhibit 99.12 hereto, which is incorporated by reference into this Annual Report on Form 40-F.

(e)	Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2007, there were no changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.
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
The Code of Ethics is available for viewing on the registrant’s website at www.paramountres.com and is available in print to any shareholder who requests it. Requests for copies of the Code of Ethics should be made by contacting the registrant’s Corporate Secretary at:
4700, 888-3 Street S.W.
Calgary, Alberta, Canada T2P 5C5
Principal Accountant Fees and Services.
The required disclosure is included under the heading “Audit Committee Information — External Auditor Service Fees” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2007, filed as part of this Annual Report on Form 40-F.
Pre-Approval Policies and Procedures.
(a)	The required disclosure regarding the registrant’s pre-approval policies and procedures is included under the heading “Audit Committee Information — Pre-Approval Policies and Procedures” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2007, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

(b)	Of the fees referred to in paragraph (a) above, none of the fees billed by Ernst & Young LLP were approved by the registrant’s audit committee pursuant to the de minimus exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
Off-Balance Sheet Arrangements.
The registrant does not have any off-balance sheet financing arrangements that have or are reasonably likely to have a material effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Tabular Disclosure of Contractual Obligations.
The required disclosure is included under the heading “Liquidity and Capital Resources—Contractual Obligations” in the registrant’s Management’s Discussion and Analysis of Financial Condition for the fiscal year ended December 31, 2007, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

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
SIGNATURES
     Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 14, 2008.

Paramount Resources Ltd.

By:	signed <Charles E. Morin>
Name: Title:	Charles E. Morin General Counsel and Corporate Secretary

By:	signed <Bernard K. Lee>
Name: Title:	Bernard K. Lee Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2007

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2007

99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2007

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.7	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.8	Consent of Ernst & Young LLP

99.9	Consent of McDaniel & Associates Consultants Ltd.

99.10	Consent of McDaniel & Associates Consultants Ltd.

99.11	Consent of Paddock Lindstrom & Associates Ltd.

99.12	Independent Auditors’ Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States)