Form 40-F
PARAMOUNT RESOURCES LTD
filed 2009-03-09
CIK 1262767

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

[ ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008

Commission file number 333-109343.

Paramount Resources Ltd.
(Exact name of registrant as specified in its charter)

Alberta	1311	Not applicable
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number (if	Identification Number (if
	applicable))	Applicable))

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

[X] Annual Information Form

[X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 66,740,824

Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes ___

No X

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes X

No ___

FORM 40-F

Principal Documents

The following documents, filed as Exhibits 99.1, 99.2, 99.3 and 99.4 hereto, are incorporated by reference into this Annual Report on Form 40-F:

(a)	Annual Information Form for the fiscal year ended December 31, 2008;

(b)	Management’s Discussion and Analysis for the fiscal year ended
December 31, 2008;

(c)	Consolidated Financial Statements for the fiscal year ended December 31,
2008; and

(d)	Supplemental Note to the Consolidated Financial Statements relating to the reconciliation of Canadian and United States Generally Accepted
Accounting Principles.

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.5 and 99.6 to this Annual Report on Form 40-F.

(b)	Disclosure Controls and Procedures. As of the end of the registrant’s fiscal year ended December 31, 2008, an evaluation of the effectiveness of the registrant’s
“disclosure controls and procedures” (as such term is defined in Rules 13a-15(e)
and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the
“Exchange Act”)) was carried out by the registrant’s management with the participation of the principal executive officer and principal financial officer.
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

Management has assessed the effectiveness of the registrant’s internal control over financial reporting as at December 31, 2008. In making its assessment, management used the Committee of Sponsoring Organizations of the Treadway
Commission (“COSO”) framework in Internal Control – Integrated Framework to evaluate the effectiveness of the registrant’s internal control over financial reporting. Based on this assessment, management has concluded that the registrant’s internal control over financial reporting was effective as of December
31, 2008.

The effectiveness of the registrant’s internal control over financial reporting as at
December 31, 2008 has been audited by Ernst & Young LLP, as stated in their
Auditors’ report that accompanies the registrant’s Consolidated Financial
Statements for the fiscal year ended December 31, 2008, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

(d)	Attestation Report of the Registered Public Accounting Firm. The required disclosure is included in Exhibit 99.13 hereto, which is incorporated by reference into this Annual Report on Form 40-F.

(e)	Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2008, there were no changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.

Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert.

The registrant's board of directors has determined that John C. Gorman, John B. Roy and Alistair S. Thomson, all of whom are members of the registrant's audit committee, each qualify as an "audit committee financial expert" (as such term is defined in Form 40-F). Mr. Gorman is a former corporate banker. Mr. Roy is a former investment banker and investment analyst at an investment bank. Mr. Thomson is a financial analyst and is a past president of the Alberta Society of Financial Analysts and the Economics Society of Alberta.

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

The Code of Ethics is available for viewing on the registrant's website at www.paramountres.com and is available in print to any shareholder who requests it. Requests for copies of the Code of Ethics should be made by contacting the registrant’s Corporate Secretary at:

4700, 888-3 Street S.W.
Calgary, Alberta, T2P 5C5
Canada

Principal Accountant Fees and Services.

The required disclosure is included under the heading “Audit Committee Information External Auditor Service Fees” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2008, filed as part of this Annual Report on Form 40-F.

Pre-Approval Policies and Procedures.

(a)	The required disclosure regarding the registrant’s pre-approval policies and procedures is included under the heading “Audit Committee Information Pre-
Approval Policies and Procedures” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2008, filed as Exhibit 99.1 to this Annual
Report on Form 40-F.

(b)	Of the fees referred to in paragraph (a) above, none of the fees billed by Ernst &
Young LLP were approved by the registrant’s audit committee pursuant to the de minimus exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-
X.

Off-Balance Sheet Arrangements.

The registrant does not have any off-balance sheet financing arrangements that have or are reasonably likely to have a material effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Tabular Disclosure of Contractual Obligations.

The required disclosure is included under the heading “Liquidity and Capital Resources–Contractual Obligations” in the registrant’s Management’s Discussion and Analysis of Financial Condition for the fiscal year ended December 31, 2008, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

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

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 6, 2009.

Paramount Resources Ltd.

By: signed <E. Mitchell Shier>

Name: E. Mitchell Shier

Title: General Counsel and Corporate Secretary

By: signed <Bernard K. Lee>_
Name: Bernard K. Lee
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit                  Description

99.1	Annual Information Form for the fiscal year ended December 31, 2008
99.2	Management’s Discussion and Analysis for the fiscal year ended December 31,
2008
99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2008
99.4	Supplemental Note to the Consolidated Financial Statements relating to the reconciliation of Canadian and United States Generally Accepted Accounting
Principles
99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
99.7	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350
99.8	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350
99.9	Consent of Ernst & Young LLP
99.10	Consent of McDaniel & Associates Consultants Ltd.
99.11	Consent of McDaniel & Associates Consultants Ltd.
99.12	Consent of Paddock Lindstrom & Associates Ltd.
99.13	Independent Auditors' Report on Internal Controls under Standards of the Public
Company Accounting Oversight Board (United States)

Exhibit 99.5

     CERTIFICATION PURSUANT TO RULE 13a-14 OR 15d-14 OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Clayton H. Riddell, certify that:

1.	I have reviewed this annual report on Form 40-F of Paramount Resources Ltd.;
2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;
4.	The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules
13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:
(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
(c) Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d) Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and
5.	The issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent function):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and
(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Dated: March 6, 2009

signed <Clayton H. Riddell>
Clayton H. Riddell
Chief Executive Officer

Exhibit 99.6

     CERTIFICATION PURSUANT TO RULE 13a-14 OR 15d-14 OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Bernard K. Lee, certify that:

1.	I have reviewed this annual report on Form 40-F of Paramount Resources Ltd.;
2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;
4.	The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules
13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:
(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
(c) Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d) Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and
5.	The issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent function):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and
(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Dated: March 6, 2009

Signed <Bernard K. Lee>

Bernard K. Lee
Chief Financial Officer

Exhibit 99.7

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF

THE SARBANES-OXLEY ACT OF 2002

     In connection with the Annual Report of Paramount Resources Ltd. (the “Company”) on Form 40-F for the year ended December 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Clayton H. Riddell, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the
Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: signed <Clayton H. Riddell>
Clayton H. Riddell
Chief Executive Officer

March 6, 2009

Exhibit 99.8

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF

THE SARBANES-OXLEY ACT OF 2002

     In connection with the Annual Report of Paramount Resources Ltd. (the “Company”) on Form 40-F for the year ended December 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Bernard K. Lee, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the
Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: signed <Bernard K. Lee>
Bernard K. Lee
Chief Financial Officer

March 6, 2009

Exhibit 99.9

Consent of Independent Auditor

We consent to the use of our reports dated March 4, 2009 with respect to the consolidated financial statements of Paramount Resources Ltd. as at December 31, 2008 and 2007 and for the years then ended, and internal control over financial reporting as of December 31, 2008 of Paramount Resources Ltd., included in an exhibit to the Annual Report (Form 40-F) for 2008 filed with the Securities and Exchange Commission.

We also consent to the use of our audit report dated March 4, 2009 to the Board of Directors of the Company on the version of the Reconciliation to United States Generally Accepted Accounting Principles as at December 31, 2008 and 2007 and for each of the years ended December 31, 2008 and 2007, included in an exhibit to the Annual Report (Form 40-F) for 2008 filed with the Securities and Exchange Commission.

Calgary, Canada
March 6, 2009	Chartered Accountants

Exhibit 99.10

Consent of McDaniel & Associates Consultants Ltd.

We hereby consent to the use and reference to our name and our report evaluating Paramount Resources Ltd.'s petroleum and natural gas reserves as at December 31, 2008, and the information derived from our report, as described or incorporated by reference in Paramount Resources Ltd.'s Annual Report on Form 40-F for the year ended December 31, 2008.

With regards to McDaniel’s report evaluating Paramount Resources Ltd.'s oil sands resources in the Hoole area of Alberta as at August 1, 2008, and the sensitivity analysis updated as at December 31, 2008, we hereby consent to the use and reference to our name, our evaluation report, our sensitivity analysis, and the information derived from the evaluation report and sensitivity analysis, as described or incorporated by reference in Paramount Resources Ltd.'s Annual Report on Form 40-F for the year ended December 31, 2008

Sincerely,

McDaniel & Associates Consultants Ltd.

signed <P. A. Welch>
P.A. Welch, P.Eng.
President and Managing Director

March 2, 2009

Exhibit 99.11

Consent of McDaniel & Associates Consultants Ltd.

We hereby consent to the use and reference to our name and our report evaluating MGM Energy Corp.'s petroleum and natural gas reserves as at December 31, 2008, and the information derived from our report, as described or incorporated by reference in Paramount Resources Ltd.'s Annual Report on Form 40-F for the year ended December 31, 2008.

Sincerely,

McDaniel & Associates Consultants Ltd.

signed <P. A. Welch>
P.A. Welch, P.Eng.
President and Managing Director

March 2, 2009

Exhibit 99.12

Consent of Paddock Lindstrom & Associates Ltd.

We hereby consent to the use and reference to our name and our report evaluating Trilogy Energy Trust's petroleum and natural gas reserves as at December 31, 2008, and the information derived from our report, as described or incorporated by reference in Paramount Resources Ltd.'s Annual Report on Form 40-F for the year ended December 31, 2008.

Sincerely,

Paddock Lindstrom & Associates Ltd.

Signed <D. Marshall>
Don Marshall, P. Eng.
Senior Vice President

March 6, 2009

Exhibit 99.13

Independent Auditors’ Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States)

The Board of Directors and Shareholders of Paramount Resources Ltd.

We have audited Paramount Resources Ltd. (the “Company”)’s internal control over financial reporting as at December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying report. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008 based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the 2008 consolidated financial statements of the Company and our report dated March 4, 2009 expressed an unqualified opinion thereon.

Calgary, Canada
March 4, 2009	Chartered Accountants