Form 40-F
PARAMOUNT RESOURCES LTD
filed 2010-03-11
CIK 1262767

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

(Check One)

[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009

Commission file number 333-109343

Paramount Resources Ltd.

(Exact name of registrant as specified in its charter)

Alberta (Province or other jurisdiction of incorporation or organization)	1311 (Primary Standard Industrial Classification Code Number (if applicable))	Not applicable (I.R.S. Employer Identification Number (if Applicable))

4700, 888 – 3rd Street S.W., Calgary, Alberta, Canada T2P 5C5
(403) 290-3600
(Address and Telephone Number of Registrant’s Principal Executive Offices)

DL Services Inc., Columbia Center, 701 Fifth Avenue, Suite 6100, Seattle, Washington 98104-7043 telephone:  (206) 903-5448

 (Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act. None

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.  Debt Securities

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  72,235,724

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes   X

No ___

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (s.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes        No

FORM 40-F

Principal Documents

The following documents, filed as Exhibits 99.1, 99.2, 99.3 and 99.4 hereto, are incorporated by reference into this Annual Report on Form 40-F:

(a)

Annual Information Form for the fiscal year ended December 31, 2009;

(b)

Management’s Discussion and Analysis for the fiscal year ended December 31, 2009;

(c)

Consolidated Financial Statements for the fiscal year ended December 31, 2009; and

(d)

Supplemental Note to the Consolidated Financial Statements relating to the reconciliation of Canadian and United States Generally Accepted Accounting Principles.

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)

Certifications.  See Exhibits 99.5, 99.6, 99.7 and 99.8 to this Annual Report on Form 40-F.

(b)

Disclosure Controls and Procedures.  As of the end of the registrant’s fiscal year ended December 31, 2009, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the registrant’s management with the participation of the principal executive officer and principal financial officer.  Based upon that evaluation, the registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

Management has assessed the effectiveness of the registrant’s internal control over financial reporting as at December 31, 2009.  In making its assessment, management used the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework in Internal Control – Integrated Framework to evaluate the effectiveness of the registrant’s internal control over financial reporting.  Based on this assessment, management has concluded that the registrant’s internal control over financial reporting was effective as of December 31, 2009.

The effectiveness of the registrant’s internal control over financial reporting as at December 31, 2009 has been audited by Ernst & Young LLP, as stated in their Auditors’ report that accompanies the registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2009, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

(d)

Attestation Report of the Registered Public Accounting Firm.  The required disclosure is included in Exhibit 99.12 hereto, which is incorporated by reference into this Annual Report on Form 40-F.

(e)

Changes in Internal Control Over Financial Reporting.  During the fiscal year ended December 31, 2009, there were no changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.

Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert.

The registrant's board of directors has determined that John C. Gorman, John B. Roy and Alistair S. Thomson, all of whom are members of the registrant's audit committee, each qualify as an "audit committee financial expert" (as such term is defined in Form 40-F).  Mr. Gorman is a former corporate banker.  Mr. Roy is a former investment banker and investment analyst at an investment bank.  Mr. Thomson is a former financial analyst and is a past president of the Alberta Society of Financial Analysts and the Economics Society of Alberta.

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

The Code of Ethics is available for viewing on the registrant's website at www.paramountres.com and is available in print to any person who requests it, without charge.  Requests for copies of the Code of Ethics should be made by contacting the registrant’s Corporate Secretary at:

4700, 888-3rd Street S.W.

Calgary, Alberta, T2P 5C5

Canada

Principal Accountant Fees and Services.

The required disclosure is included under the heading “Audit Committee Information − External Auditor Service Fees” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2009, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

Pre-Approval Policies and Procedures.

(a)

The required disclosure regarding the registrant’s pre-approval policies and procedures is included under the heading “Audit Committee Information − Pre-Approval Policies and Procedures” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2009, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

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

Tabular Disclosure of Contractual Obligations.

The required disclosure is included under the heading “Contractual Obligations” in the registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2009, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 10, 2010.

PARAMOUNT RESOURCES LTD.

By:      "E. Mitchell Shier"

Name:

E. Mitchell Shier

Title:

General Counsel and Corporate Secretary

By:      "Bernard K. Lee"

Name:

Bernard K. Lee

Title:

Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2009

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2009

99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2009

99.4	Supplemental Note to the Consolidated Financial Statements relating to the reconciliation of Canadian and United States Generally Accepted Accounting Principles

99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.7	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.8	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.9	Consent of Ernst & Young LLP

99.10	Consent of McDaniel & Associates Consultants Ltd.

99.11	Consent of Paddock Lindstrom & Associates Ltd.

99.12	Independent Auditors' Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States)

-

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

Dated:

March 10, 2010

"Clayton H. Riddell" Clayton H. Riddell Chief Executive Officer

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

March 10, 2010

"Bernard K. Lee"

Bernard K. Lee
Chief Financial Officer

Exhibit 99.7

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Paramount Resources Ltd. (the “Company”) on Form 40-F for the year ended December 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Clayton H. Riddell, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:  "Clayton H. Riddell"
Clayton H. Riddell

Chief Executive Officer

March 10, 2010

Exhibit 99.8

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Paramount Resources Ltd. (the “Company”) on Form 40-F for the year ended December 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Bernard K. Lee, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:  "Bernard K. Lee"
Bernard K. Lee

Chief Financial Officer

March 10, 2010

Exhibit 99.9

Consent of Independent Auditor

We consent to the use of our reports dated March 3, 2010 with respect to the consolidated financial statements of Paramount Resources Ltd. as at December 31, 2009 and 2008 and for the years then ended, and the effectiveness of internal control over financial reporting as of December 31, 2009 of Paramount Resources Ltd., included in an exhibit to the Annual Report (Form 40-F) for 2009 filed with the Securities and Exchange Commission.

We also consent to the use of our audit report dated March 3, 2010 to the Board of Directors of the Company with respect to the Reconciliation to United States Generally Accepted Accounting Principles as at December 31, 2009 and 2008 and for each of the years ended December 31, 2009 and 2008, included in an exhibit to the Annual Report (Form 40-F) for 2009 filed with the Securities and Exchange Commission.

Chartered Accountants

Calgary, Canada

March 3, 2010

Exhibit 99.10

Consent of McDaniel & Associates Consultants Ltd.

We hereby consent to the use and reference to our name and our report evaluating the petroleum and natural gas reserves of Paramount Resources Ltd. as at December 31, 2009, and the information derived from our report, as described or incorporated by reference in the Annual Report of Paramount Resources Ltd. on Form 40-F for the year ended December 31, 2009.

With regards to McDaniel’s report evaluating the oil sands resources of Paramount Resources Ltd. in the Hoole area of Alberta as at August 1, 2008, and the sensitivity analysis updated as at December 31, 2008, we hereby consent to the use and reference to our name, our evaluation report, our sensitivity analysis, and the information derived from the evaluation report and sensitivity analysis, as described or incorporated by reference in the Annual Report of Paramount Resources Ltd. on Form 40-F for the year ended December 31, 2009

Sincerely,

McDaniel & Associates Consultants Ltd.

Signed “Phil Welch”_______

P.A. Welch, P.Eng.

President and Managing Director

March 10, 2010

Exhibit 99.11

Consent of Paddock Lindstrom & Associates Ltd.

We hereby consent to the use and reference to our name and our report evaluating Trilogy Energy Trust's petroleum and natural gas reserves as at December 31, 2009, and the information derived from our report, as described or incorporated by reference in the Annual Report of Paramount Resources Ltd. on Form 40-F for the year ended December 31, 2009.

Sincerely,

Paddock Lindstrom & Associates Ltd.

Signed “Don Marshall”_____

Don Marshall, P. Eng.

Senior Vice President

March 10, 2010

Exhibit 99.12

Independent Auditors’ Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States)

The Board of Directors and Shareholders of Paramount Resources Ltd.

We have audited Paramount Resources Ltd. (the “Company”)’s internal control over financial reporting as at December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO criteria”).  The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying report. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009 based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the 2009 consolidated financial statements of the Company and our report dated March 3, 2010 expressed an unqualified opinion thereon.

Chartered Accountants

Calgary, Canada

March 3, 2010