Form 40-F/A
period 2009-12-31
PARAMOUNT RESOURCES LTD
filed 2011-05-04
CIK 1262767

U.S. SECURITIES AND EXCHANGE COMMISSIONWashington, D.C.  20549

FORM 40-F/A

(Check One)

[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009

Commission file number 333-109343

Paramount Resources Ltd.

(Exact name of registrant as specified in its charter)

Alberta (Province or other jurisdiction of incorporation or organization)	1311 (Primary Standard IndustrialClassification Code Number (if applicable))	Not applicable (I.R.S. Employer Identification Number (if Applicable))

4700, 888 – 3rd Street S.W., Calgary, Alberta, Canada T2P 5C5

(403) 290-3600

(Address and Telephone Number of Registrant’s Principal Executive Offices)

DL Services Inc., Columbia Center, 701 Fifth Avenue, Suite 6100, Seattle, Washington 98104-7043 telephone:  (206) 903-5448

 (Name, Address (Including Zip Code) and Telephone Number

(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act. None

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.  None

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

Yes        No

EXPLANATORY NOTE

         The Company is filing this Amendment No. 1 to Form 40-F for the year ended December 31, 2009 to (a) insert a signed Auditor's Report on the Consolidated Financial Statements for the fiscal year ended December 31, 2009, the signature of which was inadvertently omitted from the original filing of the Form 40-F and to (b) insert a signed Auditor’s Report on the reconciliation of Canadian and United States Generally Accepted Accounting Principles, the signature of which was inadvertently omitted from the original filing of the Form 40-F.

         Other than as expressly set forth above, this Form 40-F/A does not, and does not purport to, update or restate the information in any Item of the Form 40-F or reflect any events that have occurred after the Form 40-F was originally filed.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on May 4, 2011.

PARAMOUNT RESOURCES LTD.

By:  “E. Mitchell Shier”

Name:

E. Mitchell Shier

Title:

General Counsel and Corporate Secretary

By:  “Bernard K. Lee”

Name:

Bernard K. Lee

Title:

Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1*	Annual Information Form for the fiscal year ended December 31, 2009

99.2*	Management’s Discussion and Analysis for the fiscal year ended December 31, 2009

99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2009

99.4	Supplemental Note to the Consolidated Financial Statements relating to the reconciliation of Canadian and United States Generally Accepted Accounting Principles

99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.7	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.8	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.9	Consent of Ernst & Young LLP

99.10*	Consent of McDaniel & Associates Consultants Ltd.

99.11*	Consent of Paddock Lindstrom & Associates Ltd.

99.12	Independent Auditors' Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States)

*  Previously filed.

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

May 4, 2011

                                                     “Clayton H. Riddell”

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

May 4, 2011

“Bernard K. Lee”

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

By:  “Clayton H. Riddell”

         Clayton H. Riddell

Chief Executive Officer

May 4, 2011

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

By:  “Bernard K. Lee”

        Bernard K. Lee

Chief Financial Officer

May 4, 2011

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

“Ernst & Young LLP”

Chartered Accountants

Calgary, Canada

March 3, 2010

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

“Ernst & Young LLP”

Chartered Accountants

Calgary, Canada

March 3, 2010